UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.

(Exact name of registrant as specified in its charter)

Itaú Unibanco Holding S.A.

(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceicao

CEP 04344-902 São Paulo, SP, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82–

TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS ...................................................................................... 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS ..................... 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION .................................................. 4 SELECTED FINANCIAL DATA ................................................................................................... 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS ......................................................... 6 RECENT DEVELOPMENTS ....................................................................................................... 29 SIGNATURES............................................................................................................................ 33 FINANCIAL STATEMENTS ........................................................................................................ 34 i TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS ..................................................................................... 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS ..................... 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION ................................................. 4 SELECTED FINANCIAL DATA .................................................................................................... 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS ........................................................ 6 RECENT DEVELOPMENTS ........................................................................................................ 29 SIGNATURES............................................................................................................................ 33 FINANCIAL STATEMENTS ....................................................................................................... 34 i

CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: • “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; • “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; • “Central Bank” means the Central Bank of Brazil; Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 212 to our annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 30, 2019, or our 2018 Form 20-F. 1 CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: • “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; • “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; • “Central Bank” means the Central Bank of Brazil; Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 212 to our annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 30, 2019, or our 2018 Form 20-F. 1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: • General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; • General economic and political conditions, in particular in the countries where we operate; • Government regulations and tax laws and amendments to such regulations and laws; • Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; • Disruptions and volatility in the global financial markets; • Increases in compulsory deposits and reserve requirements; • Regulation and liquidation of our business on a consolidated basis; • Obstacles for holders of our shares and ADSs to receive dividends; • Failure or hacking of our security and operational infrastructure or systems; • Our ability to protect personal data; • Strengthening of competition and industry consolidation; • Changes in our loan portfolio and changes in the value of our securities and derivatives; • Losses associated with counterparty exposure; • Our exposure to the Brazilian public debt; • Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; • The effectiveness of our risk management policy; • Damage to our reputation; • The capacity of our controlling stockholder to conduct our business; 2 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: • General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; • General economic and political conditions, in particular in the countries where we operate; • Government regulations and tax laws and amendments to such regulations and laws; • Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; • Disruptions and volatility in the global financial markets; • Increases in compulsory deposits and reserve requirements; • Regulation and liquidation of our business on a consolidated basis; • Obstacles for holders of our shares and ADSs to receive dividends; • Failure or hacking of our security and operational infrastructure or systems; • Our ability to protect personal data; • Strengthening of competition and industry consolidation; • Changes in our loan portfolio and changes in the value of our securities and derivatives; • Losses associated with counterparty exposure; • Our exposure to the Brazilian public debt; • Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; • The effectiveness of our risk management policy; • Damage to our reputation; • The capacity of our controlling stockholder to conduct our business; 2

• Difficulties during the integration of acquired or merged businesses; • Effects from socio-environmental issues; and • Other risk factors as set forth in our 2018 Form 20-F. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward- looking statements. 3 • Difficulties during the integration of acquired or merged businesses; • Effects from socio-environmental issues; and • Other risk factors as set forth in our 2018 Form 20-F. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward- looking statements. 3

PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements. Certain other amounts that appear in this Form 6-K may not sum due to rounding. About our Financial Information The reference date for the quantitative information derived from our balance sheet included in this Form 6-K is as of December 31, 2019 and December 31, 2018 and the reference dates for information derived from our statement of income are the year ended December 31, 2019 and 2018, except where otherwise indicated. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Unless otherwise stated all audited consolidated financial information related to the year ended December 31, 2019 and 2018 included in this Form 6-K was prepared in accordance with IFRS and is contained in this report on Form 6-K. Our audited consolidated financial statements as of December 31, 2019 and December 31, 2018 and for the year ended December 31, 2019 and 2018 were audited by PricewaterhouseCoopers Auditores Independentes, our independent auditors. Such financial statements are referred to herein as our audited consolidated financial statements. Please see “Note 30 – Segment Information” to our audited consolidated financial statements for further details about the main differences between our management reporting systems and our audited consolidated financial statements prepared in accordance with IFRS issued by the IASB. Transition to IFRS 16 We adopted IFRS 16 – “Leases” under the modified retrospective transition method on January 1, 2019, using the following criteria: 4 PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements. Certain other amounts that appear in this Form 6-K may not sum due to rounding. About our Financial Information The reference date for the quantitative information derived from our balance sheet included in this Form 6-K is as of December 31, 2019 and December 31, 2018 and the reference dates for information derived from our statement of income are the year ended December 31, 2019 and 2018, except where otherwise indicated. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Unless otherwise stated all audited consolidated financial information related to the year ended December 31, 2019 and 2018 included in this Form 6-K was prepared in accordance with IFRS and is contained in this report on Form 6-K. Our audited consolidated financial statements as of December 31, 2019 and December 31, 2018 and for the year ended December 31, 2019 and 2018 were audited by PricewaterhouseCoopers Auditores Independentes, our independent auditors. Such financial statements are referred to herein as our audited consolidated financial statements. Please see “Note 30 – Segment Information” to our audited consolidated financial statements for further details about the main differences between our management reporting systems and our audited consolidated financial statements prepared in accordance with IFRS issued by the IASB. Transition to IFRS 16 We adopted IFRS 16 – “Leases” under the modified retrospective transition method on January 1, 2019, using the following criteria: 4

• unified discount rate, considering a portfolio of similar agreements; • calculation of lease liabilities and right-of-use assets at present value of remaining payments; and • review of lease agreements and terms. New financial subleases have not been recorded. Please see “Note 2 – Significant Accounting Policies” to our audited consolidated financial statements for further details about the significant accounting policies applied in the preparation of our audited consolidated financial statements in accordance with IFRS. SELECTED FINANCIAL DATA We present below our selected financial data derived from our audited consolidated financial statements included at the end of this current report on Form 6-K. Our audited consolidated financial statements are presented as of December 31, 2019 and December 31, 2018 and for the year ended December 31, 2019 and 2018, and have been prepared in accordance with IFRS as issued by IASB. Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.” 5 • unified discount rate, considering a portfolio of similar agreements; • calculation of lease liabilities and right-of-use assets at present value of remaining payments; and • review of lease agreements and terms. New financial subleases have not been recorded. Please see “Note 2 – Significant Accounting Policies” to our audited consolidated financial statements for further details about the significant accounting policies applied in the preparation of our audited consolidated financial statements in accordance with IFRS. SELECTED FINANCIAL DATA We present below our selected financial data derived from our audited consolidated financial statements included at the end of this current report on Form 6-K. Our audited consolidated financial statements are presented as of December 31, 2019 and December 31, 2018 and for the year ended December 31, 2019 and 2018, and have been prepared in accordance with IFRS as issued by IASB. Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.” 5

Year ended December 31, Variation Income Information 2019 2018% (In millions of R$) Operating Revenues 1 17,079 1 04,200 12.4 (1) 6 9,350 6 0,705 14.2 Net interest income (2) 47,729 43,495 9.7 Non-interest income Expected Loss from Financial Assets and Claims (18,567) (10,182) 82.4 Other operating income (expenses) (67,269) (63,410) 6.1 Net income 2 7,813 25,639 8.5 (3) 21.6% 20.4% 1.2 p.p. Return on Average Equity – Annualized - Consolidated (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income; (ii) interest, similar income and dividend of financial assets at fair value through profit or loss; (iii) interest and similar expenses; (iv) adjustments to fair value of financial assets and liabilities; and (v) foreign exchange results and exchange variations in foreign transactions. (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. (3) The return is calculated by dividing the Net Income by the Average Stockholders’ Equity. This average considers the Stockholders’ Equity from the four previous quarters. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio. The calculation bases of returns were adjusted by the proposed dividend amounts after the balance sheet dates not yet approved at the annual shareholders 'meeting or at the Board of Directors' meetings. As of December 31, Variation Balance Sheet Information (1) 2019% 2018 (In millions of R$) Total assets 1,637,481 1,552,797 5.5 Total loans and finance lease operations 585,791 536,091 9.3 (-) Provision for expected loss (36,029) (33,373) 8.0 Tier I capital - in % 14.4% 16.0% (1.6) p.p. Common equity tier I - in % 13.2% 15.1% (1.9) p.p. (1) For the period of December 2018 it is considered the immediate and full application of the Basel III rules. Year ended December 31, Variation Other Information 2019 2018 % Earning per share - basic - R$ 2.78 2.56 8.6 Weighted average number of shares outstanding - basic 9 ,740,145,947 9,718,162,444 0.2 Total Number of Employees 94,881 1 00,335 (5.4) Brazil 81,691 86,801 (5.9) Abroad 13,190 1 3,534 (2.5) Total Branches and CSBs – Client Service Branches 4 ,504 4,940 (8.8) (1) 4 6,271 4 8,476 (4.5) ATM – Automated Teller Machines (1) Includes: ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs. OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our audited consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2018 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2018 Form 20-F. Results of Operations 6 Year ended December 31, Variation Income Information 2019 2018% (In millions of R$) Operating Revenues 1 17,079 1 04,200 12.4 (1) 6 9,350 6 0,705 14.2 Net interest income (2) 47,729 43,495 9.7 Non-interest income Expected Loss from Financial Assets and Claims (18,567) (10,182) 82.4 Other operating income (expenses) (67,269) (63,410) 6.1 Net income 2 7,813 25,639 8.5 (3) 21.6% 20.4% 1.2 p.p. Return on Average Equity – Annualized - Consolidated (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income; (ii) interest, similar income and dividend of financial assets at fair value through profit or loss; (iii) interest and similar expenses; (iv) adjustments to fair value of financial assets and liabilities; and (v) foreign exchange results and exchange variations in foreign transactions. (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. (3) The return is calculated by dividing the Net Income by the Average Stockholders’ Equity. This average considers the Stockholders’ Equity from the four previous quarters. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio. The calculation bases of returns were adjusted by the proposed dividend amounts after the balance sheet dates not yet approved at the annual shareholders 'meeting or at the Board of Directors' meetings. As of December 31, Variation Balance Sheet Information (1) 2019% 2018 (In millions of R$) Total assets 1,637,481 1,552,797 5.5 Total loans and finance lease operations 585,791 536,091 9.3 (-) Provision for expected loss (36,029) (33,373) 8.0 Tier I capital - in % 14.4% 16.0% (1.6) p.p. Common equity tier I - in % 13.2% 15.1% (1.9) p.p. (1) For the period of December 2018 it is considered the immediate and full application of the Basel III rules. Year ended December 31, Variation Other Information 2019 2018 % Earning per share - basic - R$ 2.78 2.56 8.6 Weighted average number of shares outstanding - basic 9 ,740,145,947 9,718,162,444 0.2 Total Number of Employees 94,881 1 00,335 (5.4) Brazil 81,691 86,801 (5.9) Abroad 13,190 1 3,534 (2.5) Total Branches and CSBs – Client Service Branches 4 ,504 4,940 (8.8) (1) 4 6,271 4 8,476 (4.5) ATM – Automated Teller Machines (1) Includes: ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs. OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our audited consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2018 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2018 Form 20-F. Results of Operations 6

The following table sets forth our summarized consolidated statement of income for the year ended December 31, 2019, 2018 and 2017. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company” in our Form 20-F. Please see our audited consolidated financial statements for further details about our Consolidated Statement of Income. For the Year ended December 31, Variation 2019-2018 Variation 2018-2017 Summarized Consolidated Statement of Income 2019 2018 2017 R$ million % R$ million % (In millions of R$, except percentages) Operating revenues 117,079 1 04,200 1 11,523 12,879 1 2.4 (7,323) (6.6) (1) 6 9,350 6 0,705 71,242 8 ,645 14.2 (10,537) (14.8) Net interest income (2) 4 7,729 43,495 4 0,281 4 ,234 9.7 3,214 8 .0 Non-interest income Expected loss from financial assets and claims (18,567) (10,182) (20,966) (8,385) 8 2.4 10,784 (51.4) Other operating income (expenses) (67,269) (63,410) (59,975) (3,859) 6.1 (3,435) 5.7 Net income before income tax and social contribution 31,243 30,608 30,582 635 2.1 26 0.1 Current and deferred income and social contribution taxes (3,430) (4,969) (7,357) 1 ,539 (31.0) 2 ,388 (32.5) Net income 27,813 25,639 23,225 2 ,174 8.5 2,414 10.4 Net income attributable to owners of the parent company 27,113 24,907 23,193 2 ,206 8.9 1,714 7.4 (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$117,523 million, R$110,324 million and R$122,703 in the year ended December 31, 2019, 2018 and 2017, respectively); (ii) interest, similar income and dividend of financial assets at fair value through profit or loss (R$22,760 million, R$22,853 million and R$22,938 million in the year ended December 31, 2019, 2018 and 2017, respectively); (iii) interest and similar expenses (R$(75,958) million, R$(70,612) million and R$(78,330) million in the year ended December 31, 2019, 2018 and 2017, respectively); (iv) adjustments to fair value of financial assets and liabilities (R$4,098 million, R$(4,834) million and R$4,181 million in year ended December 31, 2019, 2018 and 2017, respectively); and (v) foreign exchange results and exchange variations in foreign transactions (R$927 million, R$2,974 million and R$(250) million in the year ended December 31, 2019, 2018 and 2017, respectively). (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. 2019 compared to 2018 Our net income attributable to the owners of the parent company increased by 8.9%, amounting to R$27,113 million in 2019 from R$24,907 million in 2018. Our operating revenues increased by 12.4% as a result of a 14.2% increase in net interest income and a 9.7% increase in non-interest income. This result was partially offset by an increase of 82.4% in expected loss from financial assets and claims. These line items are further described below: • Net interest income increased by 14.2%, mainly due to the adjustment to the fair value of financial assets and liabilities. The result of exchange rate variations on our investments abroad is non-taxable, whereas revenue from our hedging instruments is taxable. Accordingly, the depreciation of the Brazilian real against foreign currencies, especially the U.S. dollar, generates gains on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates losses on our hedging instruments abroad. This affects our tax expenses allocated in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” In 2019, the nominal depreciation of the real against the U.S. dollar was 4.0% in 2018, the nominal depreciation of the real against the U.S. dollar was 17.1%. The fiscal effect on the hedging instruments for our investments abroad decreased by R$5,513 million resulting in a gain of R$2,499 million in 2019, compared to a gain of R$8,012 million in 2018. 7 The following table sets forth our summarized consolidated statement of income for the year ended December 31, 2019, 2018 and 2017. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company” in our Form 20-F. Please see our audited consolidated financial statements for further details about our Consolidated Statement of Income. For the Year ended December 31, Variation 2019-2018 Variation 2018-2017 Summarized Consolidated Statement of Income 2019 2018 2017 R$ million % R$ million % (In millions of R$, except percentages) Operating revenues 117,079 1 04,200 1 11,523 12,879 1 2.4 (7,323) (6.6) (1) 6 9,350 6 0,705 71,242 8 ,645 14.2 (10,537) (14.8) Net interest income (2) 4 7,729 43,495 4 0,281 4 ,234 9.7 3,214 8 .0 Non-interest income Expected loss from financial assets and claims (18,567) (10,182) (20,966) (8,385) 8 2.4 10,784 (51.4) Other operating income (expenses) (67,269) (63,410) (59,975) (3,859) 6.1 (3,435) 5.7 Net income before income tax and social contribution 31,243 30,608 30,582 635 2.1 26 0.1 Current and deferred income and social contribution taxes (3,430) (4,969) (7,357) 1 ,539 (31.0) 2 ,388 (32.5) Net income 27,813 25,639 23,225 2 ,174 8.5 2,414 10.4 Net income attributable to owners of the parent company 27,113 24,907 23,193 2 ,206 8.9 1,714 7.4 (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$117,523 million, R$110,324 million and R$122,703 in the year ended December 31, 2019, 2018 and 2017, respectively); (ii) interest, similar income and dividend of financial assets at fair value through profit or loss (R$22,760 million, R$22,853 million and R$22,938 million in the year ended December 31, 2019, 2018 and 2017, respectively); (iii) interest and similar expenses (R$(75,958) million, R$(70,612) million and R$(78,330) million in the year ended December 31, 2019, 2018 and 2017, respectively); (iv) adjustments to fair value of financial assets and liabilities (R$4,098 million, R$(4,834) million and R$4,181 million in year ended December 31, 2019, 2018 and 2017, respectively); and (v) foreign exchange results and exchange variations in foreign transactions (R$927 million, R$2,974 million and R$(250) million in the year ended December 31, 2019, 2018 and 2017, respectively). (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. 2019 compared to 2018 Our net income attributable to the owners of the parent company increased by 8.9%, amounting to R$27,113 million in 2019 from R$24,907 million in 2018. Our operating revenues increased by 12.4% as a result of a 14.2% increase in net interest income and a 9.7% increase in non-interest income. This result was partially offset by an increase of 82.4% in expected loss from financial assets and claims. These line items are further described below: • Net interest income increased by 14.2%, mainly due to the adjustment to the fair value of financial assets and liabilities. The result of exchange rate variations on our investments abroad is non-taxable, whereas revenue from our hedging instruments is taxable. Accordingly, the depreciation of the Brazilian real against foreign currencies, especially the U.S. dollar, generates gains on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates losses on our hedging instruments abroad. This affects our tax expenses allocated in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” In 2019, the nominal depreciation of the real against the U.S. dollar was 4.0% in 2018, the nominal depreciation of the real against the U.S. dollar was 17.1%. The fiscal effect on the hedging instruments for our investments abroad decreased by R$5,513 million resulting in a gain of R$2,499 million in 2019, compared to a gain of R$8,012 million in 2018. 7

As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income increased by R$3,132 million. Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income increased by 6.5%, mainly due to the growth of our loan portfolio for individuals (13.1%) and for micro/small and medium businesses (25.3%) in Brazil and was partially offset by the reduction in interest charged on several credit products and reduced yields of Brazilian treasury bonds. There was an increase of 7.6% in interest and similar expenses, mainly due to a change in our funding mix resulting from the migration from securities sold under repurchase agreement to financial credit bills and time deposits, as discussed under “—Balance sheet (liabilities)”. The balance of securities sold under repurchase agreements decreased by R$73,654 million. Further, financial expense from technical provisions for insurance and private pension plans amounted to an expense of R$16,720 million in 2019 from an expense of R$11,815 million in 2018, mainly affected by the change in interest rate expectations from April to June 2018, due to specific events that increased volatility in the Brazilian economy, resulting in smaller financial expenses in 2018 compared to 2019, and the increase of R$17,147 million in the balance of technical provisions in the period. However, these expenses were more than offset by financial income related to insurance, pension plan and capitalization operations, which amounted to R$17,326 million in 2019 and R$12,346 million in 2018. Please see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives” to our audited consolidated financial statements for further details on Net interest, similar income and dividend. • Non-Interest Income increased by 9.7%, mainly due to: (i) revenues from asset management fees increased by R$1,319 million, as a result of an increase of 22.6% of assets under administration, which comprise assets managed by us and third parties. We highlight the 46.9% growth in 2019 in the balance of funds distributed through our open investment platform initiative; (ii) income from current account services, which includes advisory services, increased by R$713 million, mainly due to an increase of current-account holders and increased capital markets activities; (iii) income from credit and debit card service fees increased by R$31 million in 2019, mainly due to increased interchange fees¹ resulting from increased transaction volume and revenues from credit and debit card annuity fees. These results were partially offset by lower revenues from acquiring business. As of May 2019, we no longer charge clients whose annual revenues are up to R$30 million for the prepayment rate on credit card transactions without installments²; (iv) R$1,991 million gain from the initial public offering of XP Inc (“XP Investimentos”). (1) A portion of the fee charged by acquiring banks to merchants that is passed through to credit and debit card issuers. (2) In Brazil, purchases can be paid in installments using credit cards. 8 As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income increased by R$3,132 million. Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income increased by 6.5%, mainly due to the growth of our loan portfolio for individuals (13.1%) and for micro/small and medium businesses (25.3%) in Brazil and was partially offset by the reduction in interest charged on several credit products and reduced yields of Brazilian treasury bonds. There was an increase of 7.6% in interest and similar expenses, mainly due to a change in our funding mix resulting from the migration from securities sold under repurchase agreement to financial credit bills and time deposits, as discussed under “—Balance sheet (liabilities)”. The balance of securities sold under repurchase agreements decreased by R$73,654 million. Further, financial expense from technical provisions for insurance and private pension plans amounted to an expense of R$16,720 million in 2019 from an expense of R$11,815 million in 2018, mainly affected by the change in interest rate expectations from April to June 2018, due to specific events that increased volatility in the Brazilian economy, resulting in smaller financial expenses in 2018 compared to 2019, and the increase of R$17,147 million in the balance of technical provisions in the period. However, these expenses were more than offset by financial income related to insurance, pension plan and capitalization operations, which amounted to R$17,326 million in 2019 and R$12,346 million in 2018. Please see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives” to our audited consolidated financial statements for further details on Net interest, similar income and dividend. • Non-Interest Income increased by 9.7%, mainly due to: (i) revenues from asset management fees increased by R$1,319 million, as a result of an increase of 22.6% of assets under administration, which comprise assets managed by us and third parties. We highlight the 46.9% growth in 2019 in the balance of funds distributed through our open investment platform initiative; (ii) income from current account services, which includes advisory services, increased by R$713 million, mainly due to an increase of current-account holders and increased capital markets activities; (iii) income from credit and debit card service fees increased by R$31 million in 2019, mainly due to increased interchange fees¹ resulting from increased transaction volume and revenues from credit and debit card annuity fees. These results were partially offset by lower revenues from acquiring business. As of May 2019, we no longer charge clients whose annual revenues are up to R$30 million for the prepayment rate on credit card transactions without installments²; (iv) R$1,991 million gain from the initial public offering of XP Inc (“XP Investimentos”). (1) A portion of the fee charged by acquiring banks to merchants that is passed through to credit and debit card issuers. (2) In Brazil, purchases can be paid in installments using credit cards. 8

The following chart shows the main components of our banking service fees for the years ended December 31, 2019, 2018 and 2017: R$ Million 39,032 36,809 2,297 999 34,448 2,493 1,543 618 1,706 2,149 1,506 606 1,768 1,378 6,332 1,783 5,013 4,141 10,730 10,017 9,589 15,425 15,394 14,802 2019 2018 2017 Others Please see “Note 22 – Banking Service Fees” to our audited consolidated financial statements for further details on banking service fees. • Expected Loss from Financial Assets and Claims increased by 82.4%, mainly due to an increase in provisions for expected losses, resulting from: (i) an increase of 13.1% in our loan portfolio to individuals; (ii) an increase of 25.3% in our micro/small and medium businesses loan portfolio in Brazil; and (iii) the deterioration of the risk profile of certain Latin America corporate clients. This result was partially offset by a decrease in provisions for expected losses for our corporate loans portfolio in Brazil, as a result of an improvement in the risk profile of our clients in this segment. Please see “Note 10—Loan and lease operations portfolio” to our audited consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loans ratio as the value of our 90-days non-performing loans to our loan portfolio. As of December 31, 2019, our 90-day NPL ratio was 3.4%, a slight decrease of 6 basis points compared to December 30, 2018, mainly due to a 46 basis points decrease of the 90-day NPL ratio for our loans to companies portfolio, driven by an improvement in the risk profile of our clients in the corporate segment. This result was partially offset by a 26 basis points increase of the 90-day NPL ratio for our individuals loan portfolio due to the growth of portfolios such as vehicle, personal and credit card loans. We calculate our 15 to 90 days non-performing loans ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days non-performing loans ratio is an indicator of early delinquency. As of December 31, 2019, our 15 to 90 days NPL ratio was 2.3% which is consistent with this indicator for December 31, 2018. Our 15 to 90-day NPL ratio of our companies loan portfolio decreased 9 basis points, 9 The following chart shows the main components of our banking service fees for the years ended December 31, 2019, 2018 and 2017: R$ Million 39,032 36,809 2,297 999 34,448 2,493 1,543 618 1,706 2,149 1,506 606 1,768 1,378 6,332 1,783 5,013 4,141 10,730 10,017 9,589 15,425 15,394 14,802 2019 2018 2017 Others Please see “Note 22 – Banking Service Fees” to our audited consolidated financial statements for further details on banking service fees. • Expected Loss from Financial Assets and Claims increased by 82.4%, mainly due to an increase in provisions for expected losses, resulting from: (i) an increase of 13.1% in our loan portfolio to individuals; (ii) an increase of 25.3% in our micro/small and medium businesses loan portfolio in Brazil; and (iii) the deterioration of the risk profile of certain Latin America corporate clients. This result was partially offset by a decrease in provisions for expected losses for our corporate loans portfolio in Brazil, as a result of an improvement in the risk profile of our clients in this segment. Please see “Note 10—Loan and lease operations portfolio” to our audited consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loans ratio as the value of our 90-days non-performing loans to our loan portfolio. As of December 31, 2019, our 90-day NPL ratio was 3.4%, a slight decrease of 6 basis points compared to December 30, 2018, mainly due to a 46 basis points decrease of the 90-day NPL ratio for our loans to companies portfolio, driven by an improvement in the risk profile of our clients in the corporate segment. This result was partially offset by a 26 basis points increase of the 90-day NPL ratio for our individuals loan portfolio due to the growth of portfolios such as vehicle, personal and credit card loans. We calculate our 15 to 90 days non-performing loans ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days non-performing loans ratio is an indicator of early delinquency. As of December 31, 2019, our 15 to 90 days NPL ratio was 2.3% which is consistent with this indicator for December 31, 2018. Our 15 to 90-day NPL ratio of our companies loan portfolio decreased 9 basis points, 9 which was partially offset by an increase of 7 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio. The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2017 through to December 31, 2019: o Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2019, our coverage ratio was 192.2% compared to a ratio of 179.4% as of December 31, 2018. This increase was mainly due to greater provisions for expected losses from loans to individuals, driven by an increase in our loan portfolio in this segment. The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2017 through December 31, 2019: Coverage Ratio (90 days) 196.6% 192.2% 192.2% 187.6% 181.4% 179.4% 179.0% 173.1% 171.5% dec/17 mar/18 jun/18 sep/18 dec/18 mar/19 jun/19 sep/19 dec/19 10 which was partially offset by an increase of 7 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio. The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2017 through to December 31, 2019: o Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2019, our coverage ratio was 192.2% compared to a ratio of 179.4% as of December 31, 2018. This increase was mainly due to greater provisions for expected losses from loans to individuals, driven by an increase in our loan portfolio in this segment. The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2017 through December 31, 2019: Coverage Ratio (90 days) 196.6% 192.2% 192.2% 187.6% 181.4% 179.4% 179.0% 173.1% 171.5% dec/17 mar/18 jun/18 sep/18 dec/18 mar/19 jun/19 sep/19 dec/19 10

• Other Operating Income (Expenses) increased by 6.1% to an expense of R$67,269 million in 2019 from an expense of R$63,410 million in 2018. The main driver was general and administrative expenses, which increased 6.0%, mainly due to: (i) expenses relating to our voluntary severance program, which amounted to R$2,385 million, including provision for labor claims and dismissals and expenses with welfare benefits. Disregarding this non-recurring effect, general and administrative expenses increased 1.9%, which was below the 4.3% inflation rate for the period, as recorded by the IPCA for 2019. Our total number of employees in Brazil decreased to 81,691 on December 31, 2019 from 86,801 on December 31, 2018, mainly as a result of: ▪ our voluntary severance program, which 3.5 thousand employees adhered to; and ▪ the reduction of physical branches Brazil, which decreased to 3,158 on December 31, 2019 from 3,530 on December 31, 2018; (ii) the 2019 collective bargaining agreement entered into on September 1, 2019, resulting in a 4.3% wage increase for bank employees. (iii) higher credit card marketing expenses due to an increased number of clients using Rede bankcard machines and a greater volume of debit and credit card transactions. This result was partially offset by an increase in share of profit (or loss) in associates and joint ventures of R$568 million, mainly due to equity in earnings from XP Investimentos. Please see “Note 23—General and administrative expenses” to our audited consolidated financial statements for further details. • Current and deferred income and social contribution taxes amounted to an expense of R$3,430 million in 2019, from an expense of R$4,969 million in 2018. This was mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income.”, which amounted to expenses of R$2,281 million in 2019 and R$7,305 million in 2018. Disregarding such fiscal effect, current and deferred income and social contribution taxes decreased 53.5% in 2019, mainly as a result of the decrease in recognition of deferred tax assets rate. In 2018, the legislation temporarily increased the recognition rate for income and social contribution taxes to 45%. In 2019, it was reduced to 40% and as of March 1, 2020, the recognition rate will be 45%. Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes. 11 • Other Operating Income (Expenses) increased by 6.1% to an expense of R$67,269 million in 2019 from an expense of R$63,410 million in 2018. The main driver was general and administrative expenses, which increased 6.0%, mainly due to: (i) expenses relating to our voluntary severance program, which amounted to R$2,385 million, including provision for labor claims and dismissals and expenses with welfare benefits. Disregarding this non-recurring effect, general and administrative expenses increased 1.9%, which was below the 4.3% inflation rate for the period, as recorded by the IPCA for 2019. Our total number of employees in Brazil decreased to 81,691 on December 31, 2019 from 86,801 on December 31, 2018, mainly as a result of: ▪ our voluntary severance program, which 3.5 thousand employees adhered to; and ▪ the reduction of physical branches Brazil, which decreased to 3,158 on December 31, 2019 from 3,530 on December 31, 2018; (ii) the 2019 collective bargaining agreement entered into on September 1, 2019, resulting in a 4.3% wage increase for bank employees. (iii) higher credit card marketing expenses due to an increased number of clients using Rede bankcard machines and a greater volume of debit and credit card transactions. This result was partially offset by an increase in share of profit (or loss) in associates and joint ventures of R$568 million, mainly due to equity in earnings from XP Investimentos. Please see “Note 23—General and administrative expenses” to our audited consolidated financial statements for further details. • Current and deferred income and social contribution taxes amounted to an expense of R$3,430 million in 2019, from an expense of R$4,969 million in 2018. This was mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income.”, which amounted to expenses of R$2,281 million in 2019 and R$7,305 million in 2018. Disregarding such fiscal effect, current and deferred income and social contribution taxes decreased 53.5% in 2019, mainly as a result of the decrease in recognition of deferred tax assets rate. In 2018, the legislation temporarily increased the recognition rate for income and social contribution taxes to 45%. In 2019, it was reduced to 40% and as of March 1, 2020, the recognition rate will be 45%. Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes. 11

Segment information is not prepared in accordance with IFRS but based on accounting practices adopted in Brazil as established by the Central Bank. It includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of non-recurring* events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. *Non-recurring events correspond to relevant events (with a positive or negative effect) identified in our results of operations for each relevant period by applying a methodology that has been approved pursuant to our governance procedures which relevant events are either not related to our core operations or are related to previous fiscal years. For more information on our segments, see “Item 4. Information on the Company” in our 2018 Form 20-F and “Note 30 – Segment information” to our audited consolidated financial statements. We present below the summarized results from our operating segments from January 1, 2019 to December 31, 2019: Retail Wholesale Trading + Summarized Consolidated Statement of Income Total Banking Banking Institutional Adjustments IFRS consolidated from January 1, 2019 to December 31, 2019* (a)+(b)+(c) (a) (b) (c) (In millions of R$) Operating revenues 79.227 30.650 9 .913 119.790 (2.711) 1 17.079 Cost of Credit (16.072) (2.082) - (18.154) 882 (17.272) Claims (1.206) (59) - (1.265) (30) (1.295) Other operating income (expenses) (41.430) (15.403) (986) (57.819) (9.450) (67.269) Income tax and social contribution (7.095) (3.856) (2.545) (13.496) 10.066 (3.430) Non-controlling interest in subsidiaries (198) (444) (51) (693) (7) (700) Net income 13.226 8.806 6 .331 28.363 (1.250) 27.113 (*) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings (a) Retail Banking , (b) Wholesale Banking and (c) Trading + Institutional . The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. The IFRS consolidated column is the total result of our three segments plus adjustments. The following discussion should be read in conjunction with our audited consolidated financial statements, especially “Note 30 – Segment information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our audited consolidated financial statements in IFRS. 2019 compared to 2018 (a) Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the years ended December 31, 2019 and 2018: 12 Segment information is not prepared in accordance with IFRS but based on accounting practices adopted in Brazil as established by the Central Bank. It includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of non-recurring* events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. *Non-recurring events correspond to relevant events (with a positive or negative effect) identified in our results of operations for each relevant period by applying a methodology that has been approved pursuant to our governance procedures which relevant events are either not related to our core operations or are related to previous fiscal years. For more information on our segments, see “Item 4. Information on the Company” in our 2018 Form 20-F and “Note 30 – Segment information” to our audited consolidated financial statements. We present below the summarized results from our operating segments from January 1, 2019 to December 31, 2019: Retail Wholesale Trading + Summarized Consolidated Statement of Income Total Banking Banking Institutional Adjustments IFRS consolidated from January 1, 2019 to December 31, 2019* (a)+(b)+(c) (a) (b) (c) (In millions of R$) Operating revenues 79.227 30.650 9 .913 119.790 (2.711) 1 17.079 Cost of Credit (16.072) (2.082) - (18.154) 882 (17.272) Claims (1.206) (59) - (1.265) (30) (1.295) Other operating income (expenses) (41.430) (15.403) (986) (57.819) (9.450) (67.269) Income tax and social contribution (7.095) (3.856) (2.545) (13.496) 10.066 (3.430) Non-controlling interest in subsidiaries (198) (444) (51) (693) (7) (700) Net income 13.226 8.806 6 .331 28.363 (1.250) 27.113 (*) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings (a) Retail Banking , (b) Wholesale Banking and (c) Trading + Institutional . The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. The IFRS consolidated column is the total result of our three segments plus adjustments. The following discussion should be read in conjunction with our audited consolidated financial statements, especially “Note 30 – Segment information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our audited consolidated financial statements in IFRS. 2019 compared to 2018 (a) Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the years ended December 31, 2019 and 2018: 12

Year ended Variation Summarized Consolidated Statement of Income - December 31, 2019 X 2018 Retail banking 2019 2018 R$ million % (In millions of R$) Operating revenues 7 9,227 72,182 7,045 9 .8 Cost of credit and claims (17,278) (13,686) (3,593) 26.3 Other operating income (expenses) (41,430) (40,002) (1,428) 3 ..6 Income tax and social contribution (7,095) (6,939) (156) 2.2 Non-controlling interest in subsidiaries (198) (184) (15) 7.9 Net income 1 3,226 1 1,371 1,854 16.3 Our net income from retail banking increased by 16.3%, to R$13,226 million in 2019 from R$11,371 million to 2018. These results are explained as follows: • Operating revenues: increased by 9.8%, mainly due to the growth of 25.6% in credit origination in all segments in Brazil, mainly driven by increased client demand. This increased client demand resulted in an increase in our loan portfolio to individuals by 13.1% and 25.3% for micro/small and medium businesses in Brazil. In 2019, our loan portfolio in this segment increased 16.2%. The increase in operating revenues was offset by the reduction in interest charged on several credit products. • Cost of credit and claims increased by R$3,593 million in the 2019, mainly due to the growth in our retail loan portfolio concentrated in Brazil, as mentioned above. • Other operating income (expenses) increased 3.6% in 2019, compared to the same period in 2018, mainly due to: (i) expenses relating to our voluntary severance program, which amounted to R$2,385 million, including provision for labor claims and dismissals and expenses with welfare benefits. Disregarding this non-recurring effect, general and administrative expenses increased 1.9%, which was below the 4.3% inflation rate for the period, as recorded by the IPCA for 2019. Our total number of employees in Brazil decreased to 81,691 on December 31, 2019 from 86,801 on December 31, 2018, mostly as a result of: ▪ our voluntary severance program, which 3.5 thousand employees adhered to; and ▪ the reduction of physical branches Brazil, which decreased to 3,158 on December 31, 2019 from 3,530 on December 31, 2018; (ii) the 2019 collective bargaining agreement entered into on September 1, 2019, resulting in a 4.3% wage increase for bank employees; (iii) higher credit card marketing expenses due to an increased number of clients using Rede bankcard machines and a greater volume of debit and credit card transactions. 13 Year ended Variation Summarized Consolidated Statement of Income - December 31, 2019 X 2018 Retail banking 2019 2018 R$ million % (In millions of R$) Operating revenues 7 9,227 72,182 7,045 9 .8 Cost of credit and claims (17,278) (13,686) (3,593) 26.3 Other operating income (expenses) (41,430) (40,002) (1,428) 3 .6 Income tax and social contribution (7,095) (6,939) (156) 2.2 Non-controlling interest in subsidiaries (198) (184) (15) 7.9 Net income 1 3,226 1 1,371 1,854 16.3 Our net income from retail banking increased by 16.3%, to R$13,226 million in 2019 from R$11,371 million to 2018. These results are explained as follows: • Operating revenues: increased by 9.8%, mainly due to the growth of 25.6% in credit origination in all segments in Brazil, mainly driven by increased client demand. This increased client demand resulted in an increase in our loan portfolio to individuals by 13.1% and 25.3% for micro/small and medium businesses in Brazil. In 2019, our loan portfolio in this segment increased 16.2%. The increase in operating revenues was offset by the reduction in interest charged on several credit products. • Cost of credit and claims increased by R$3,593 million in the 2019, mainly due to the growth in our retail loan portfolio concentrated in Brazil, as mentioned above. • Other operating income (expenses) increased 3.6% in 2019, compared to the same period in 2018, mainly due to: (i) expenses relating to our voluntary severance program, which amounted to R$2,385 million, including provision for labor claims and dismissals and expenses with welfare benefits. Disregarding this non-recurring effect, general and administrative expenses increased 1.9%, which was below the 4.3% inflation rate for the period, as recorded by the IPCA for 2019. Our total number of employees in Brazil decreased to 81,691 on December 31, 2019 from 86,801 on December 31, 2018, mostly as a result of: ▪ our voluntary severance program, which 3.5 thousand employees adhered to; and ▪ the reduction of physical branches Brazil, which decreased to 3,158 on December 31, 2019 from 3,530 on December 31, 2018; (ii) the 2019 collective bargaining agreement entered into on September 1, 2019, resulting in a 4.3% wage increase for bank employees; (iii) higher credit card marketing expenses due to an increased number of clients using Rede bankcard machines and a greater volume of debit and credit card transactions. 13

Income tax and social contribution for this segment, as well as for the Wholesale Banking and Trading & Institutional (previously, “Activities with the Market and Corporation”) segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is allocated to the Trading & Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the decrease in recognition of deferred tax assets rate. In 2018, the legislation temporarily increased the recognition rate for income and social contribution taxes to 45%. In 2019, it was reduced to 40% and as of March 1, 2020, the recognition rate will be 45%. (b) Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations. The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Banking segment for the year ended December 31, 2019 and 2018: Year ended Variation Summarized Consolidated Statement of Income - December 31, 2019 x 2018 Wholesale banking 2019 2018 R$ million % (In millions of R$) Operating revenues 30,650 2 9,389 1 ,261 4.3 Cost of credit and claims (2,141) (1,608) (533) 3 3.1 Other operating income (expenses) (15,403) (15,217) (185) 1.2 Income tax and social contribution (3,856) (3,829) (27) 0 .7 Non-controlling interest in subsidiaries (444) (550) 106 (19.3) Net income 8,806 8,185 621 7 .6 Our net income from wholesale banking increased 7.6% to R$8,806 million for 2019 from R$8,185 million in 2018. These results are explained as follows: • Operating revenues: increased by 4.3%, mainly due to a 26.3% increase in revenues from asset management fees as a result of a 22.6% increase in assets under administration. We highlight the 46.9% growth in the balance of funds distributed through our open investment platform initiative. There was also an increase in revenues from brokerage commission during the same period. • Cost of credit and claims increased by 33.1% mainly due to the deterioration in the risk profile of specific corporate clients in Latin America. This result was partially offset by reversals in provisions for loan losses, as a result of an improvement in the risk profile of our clients in this segment in Brazil. 14 Income tax and social contribution for this segment, as well as for the Wholesale Banking and Trading & Institutional (previously, “Activities with the Market and Corporation”) segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is allocated to the Trading & Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the decrease in recognition of deferred tax assets rate. In 2018, the legislation temporarily increased the recognition rate for income and social contribution taxes to 45%. In 2019, it was reduced to 40% and as of March 1, 2020, the recognition rate will be 45%. (b) Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations. The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Banking segment for the year ended December 31, 2019 and 2018: Year ended Variation Summarized Consolidated Statement of Income - December 31, 2019 x 2018 Wholesale banking 2019 2018 R$ million % (In millions of R$) Operating revenues 30,650 2 9,389 1 ,261 4.3 Cost of credit and claims (2,141) (1,608) (533) 3 3.1 Other operating income (expenses) (15,403) (15,217) (185) 1.2 Income tax and social contribution (3,856) (3,829) (27) 0 .7 Non-controlling interest in subsidiaries (444) (550) 106 (19.3) Net income 8,806 8,185 621 7 .6 Our net income from wholesale banking increased 7.6% to R$8,806 million for 2019 from R$8,185 million in 2018. These results are explained as follows: • Operating revenues: increased by 4.3%, mainly due to a 26.3% increase in revenues from asset management fees as a result of a 22.6% increase in assets under administration. We highlight the 46.9% growth in the balance of funds distributed through our open investment platform initiative. There was also an increase in revenues from brokerage commission during the same period. • Cost of credit and claims increased by 33.1% mainly due to the deterioration in the risk profile of specific corporate clients in Latin America. This result was partially offset by reversals in provisions for loan losses, as a result of an improvement in the risk profile of our clients in this segment in Brazil. 14

• Income tax and social contribution for this segment, as well as for the Retail Banking and Trading & Institutional segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is allocated to the Trading & Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the decrease in recognition of deferred tax assets rate. In 2018, the legislation temporarily increased the recognition rate for income and social contribution taxes to 45%. In 2019, it was reduced to 40% and as of March 1, 2020, the recognition rate will be 45%. (c) Trading & Institutional It corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments. The following table sets forth our summarized consolidated statement of income with respect to our Trading & Institutional segment for the years ended December 31, 2019 and 2018: Year ended Variation Summarized Consolidated Statement of Income - December 31, 2019 x 2018 Trading & Institutional 2019 2018 R$ million % (In millions of R$) Operating revenues 9 ,913 10,246 (333) (3.3) Cost of credit and claims - - - - Other operating income (expenses) (986) (1,070) 84 (7.8) Income tax and social contribution (2,545) (2,964) 418 (14.1) Non-controlling interest in subsidiaries (51) (35) (16) 4 5.9 Net income 6,331 6 ,177 154 2.5 • Operating revenues decreased by 3.3%, mainly due to lower result from trading activities, impacted by the decrease in the SELIC rate to 4.5% as of December 31, 2019 from 6.5% as of December 31, 2018. • Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is allocated to the Trading & Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the decrease in recognition of deferred tax assets rate. In 2018, the legislation temporarily increased the recognition rate for income and social contribution taxes to 45%. In 2019, it was reduced to 40% and as of March 1, 2020, the recognition rate will be 45%. 15 • Income tax and social contribution for this segment, as well as for the Retail Banking and Trading & Institutional segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is allocated to the Trading & Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the decrease in recognition of deferred tax assets rate. In 2018, the legislation temporarily increased the recognition rate for income and social contribution taxes to 45%. In 2019, it was reduced to 40% and as of March 1, 2020, the recognition rate will be 45%. (c) Trading & Institutional It corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments. The following table sets forth our summarized consolidated statement of income with respect to our Trading & Institutional segment for the years ended December 31, 2019 and 2018: Year ended Variation Summarized Consolidated Statement of Income - December 31, 2019 x 2018 Trading & Institutional 2019 2018 R$ million % (In millions of R$) Operating revenues 9 ,913 10,246 (333) (3.3) Cost of credit and claims - - - - Other operating income (expenses) (986) (1,070) 84 (7.8) Income tax and social contribution (2,545) (2,964) 418 (14.1) Non-controlling interest in subsidiaries (51) (35) (16) 4 5.9 Net income 6,331 6 ,177 154 2.5 • Operating revenues decreased by 3.3%, mainly due to lower result from trading activities, impacted by the decrease in the SELIC rate to 4.5% as of December 31, 2019 from 6.5% as of December 31, 2018. • Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is allocated to the Trading & Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the decrease in recognition of deferred tax assets rate. In 2018, the legislation temporarily increased the recognition rate for income and social contribution taxes to 45%. In 2019, it was reduced to 40% and as of March 1, 2020, the recognition rate will be 45%. 15

Results of Operations – 2018 compared to 2017 Our net income attributable to the owners of the parent company increased by 7.4% to R$24,907 million in 2018 from R$23,193 million in 2017. Our operating revenues decreased by 6.6% in this period. This result was more than offset by a decrease of 51.4% in expenses with expected loss from financial assets and claims and a decrease of 32.5% in expenses with current and deferred income and social contribution taxes. Net interest income decreased by 14.8%, mainly due to the adjustment to the fair value of financial assets and liabilities. In 2018, the nominal depreciation of the real against U.S. dollar was 17.1%, in 2017 the nominal depreciation of the real against U.S. dollar was 1.5%. The fiscal effect on the hedging instruments for our investments abroad increased R$6,269 million in 2018 resulting in a gain of R$8,012 million, compared to a gain of R$1,743 million in 2017. As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income in reduced R$4,268 million in 2018 compared to the same period in 2017, mainly due to a decrease in the SELIC rate to 6.5% in 2018 from 7.0% in 2017. Non-Interest Income increased by 8.0%, mainly due to: (i) a 21.1% increase in revenues from asset management fees, as a result of an increase of 16.6% in assets under administration; (ii) a 4.0% increase in income from credit and debit card service fees, as a result of increased transaction volume and increased revenue from credit and debit card annuity fees; and (iii) a 4.5% increase in income from current account services, which includes advisory services, as a result of higher number of current-account holders and increased capital markets activities. Expected Loss from Financial Assets and Claims decreased by 51.4%, mainly due to lower expenses with expected loss with loan and lease operations, as a result of the improvement in the credit quality of our total loan portfolio. From 2015 to 2017, we made greater provisions of our expected loss from financial assets and claims due to the Brazilian economic context with deteriorating credit quality, mainly in the wholesale banking segment. • Non-performing loans: Our 90-day non-performing loan ratio decreased by 42 basis points to 3.5% as of December 31, 2018 from 3.9% as of December 31, 2017, mainly due to a 83 basis points decrease of in the 90-day NPL ratio of our individuals loan portfolio, driven by the reduction of non-performing loans and the growth of the balance in individuals loan portfolio. Our 15 to 90 days NPL ratio decreased by 41 basis points to 2.3% as of December 31, 2018 from 2.7% as of December 31, 2017, mainly due to a: (i) 50 basis points decrease in the 15 to 90-day NPL ratio of our companies loan portfolio and (ii) 36 basis points decrease in the 15 to 90-day NPL ratio of our individuals loan portfolio. Both decreases were driven by the growth of the balance in our loan portfolio and the reduction of non-performing loans. 16 Results of Operations – 2018 compared to 2017 Our net income attributable to the owners of the parent company increased by 7.4% to R$24,907 million in 2018 from R$23,193 million in 2017. Our operating revenues decreased by 6.6% in this period. This result was more than offset by a decrease of 51.4% in expenses with expected loss from financial assets and claims and a decrease of 32.5% in expenses with current and deferred income and social contribution taxes. Net interest income decreased by 14.8%, mainly due to the adjustment to the fair value of financial assets and liabilities. In 2018, the nominal depreciation of the real against U.S. dollar was 17.1%, in 2017 the nominal depreciation of the real against U.S. dollar was 1.5%. The fiscal effect on the hedging instruments for our investments abroad increased R$6,269 million in 2018 resulting in a gain of R$8,012 million, compared to a gain of R$1,743 million in 2017. As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income in reduced R$4,268 million in 2018 compared to the same period in 2017, mainly due to a decrease in the SELIC rate to 6.5% in 2018 from 7.0% in 2017. Non-Interest Income increased by 8.0%, mainly due to: (i) a 21.1% increase in revenues from asset management fees, as a result of an increase of 16.6% in assets under administration; (ii) a 4.0% increase in income from credit and debit card service fees, as a result of increased transaction volume and increased revenue from credit and debit card annuity fees; and (iii) a 4.5% increase in income from current account services, which includes advisory services, as a result of higher number of current-account holders and increased capital markets activities. Expected Loss from Financial Assets and Claims decreased by 51.4%, mainly due to lower expenses with expected loss with loan and lease operations, as a result of the improvement in the credit quality of our total loan portfolio. From 2015 to 2017, we made greater provisions of our expected loss from financial assets and claims due to the Brazilian economic context with deteriorating credit quality, mainly in the wholesale banking segment. • Non-performing loans: Our 90-day non-performing loan ratio decreased by 42 basis points to 3.5% as of December 31, 2018 from 3.9% as of December 31, 2017, mainly due to a 83 basis points decrease of in the 90-day NPL ratio of our individuals loan portfolio, driven by the reduction of non-performing loans and the growth of the balance in individuals loan portfolio. Our 15 to 90 days NPL ratio decreased by 41 basis points to 2.3% as of December 31, 2018 from 2.7% as of December 31, 2017, mainly due to a: (i) 50 basis points decrease in the 15 to 90-day NPL ratio of our companies loan portfolio and (ii) 36 basis points decrease in the 15 to 90-day NPL ratio of our individuals loan portfolio. Both decreases were driven by the growth of the balance in our loan portfolio and the reduction of non-performing loans. 16

• Coverage ratio (90 days): Our coverage ratio decreased to 179.4% as of December 31, 2018 from 187.6% as of December 31, 2017, mainly due to reduced provisions for expected losses from loans to companies, driven by an improvement in our corporate clients’ risk profile. Other Operating Income (Expenses) increased by 5.7% to an expense of R$63,410 million in 2018 from an expense of R$59,975 million in 2017, mainly due to: (i) an increase of 6.7% in personnel expenses, resulting from the collective bargaining agreement, which resulted in a 5% wage increase for our employees; (ii) an increase of 1.0% in headcount due to the hiring of new insurance consultants, REDE sales representatives and technology department personnel to accelerate our digital transformation process; and (iii) an increase of 6.0% in administrative expenses due to the higher cost of third-party services (increase of 7.7%); data processing and telecommunications (increase of 2.9%); and advertising, promotion and publication (increase of 21.6%). Please see “Note 23—General and administrative expenses” to our audited consolidated financial statements for further details. Current and deferred income and social contribution taxes amounted to an expense of R$4,969 million from an expense of R$7,357 million, mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income.” Disregarding the fiscal effect on the hedging instruments for our investments abroad, which amounted to an expense of R$7,305 million in 2018 and an expense of R$1,615 million in 2017, current and deferred income and social contribution taxes increased 26.9% in 2018, mainly as a result of the increase in recognition of deferred tax assets rate. In 2017, the recognition rate for income and social contribution taxes was 40%. In 2018, the legislation temporarily increased this rate to 45%. Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details. Presentation of Segment Information — 2018 to 2017 (a) Retail Banking The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the years ended December 31, 2018 and 2017: 17 • Coverage ratio (90 days): Our coverage ratio decreased to 179.4% as of December 31, 2018 from 187.6% as of December 31, 2017, mainly due to reduced provisions for expected losses from loans to companies, driven by an improvement in our corporate clients’ risk profile. Other Operating Income (Expenses) increased by 5.7% to an expense of R$63,410 million in 2018 from an expense of R$59,975 million in 2017, mainly due to: (i) an increase of 6.7% in personnel expenses, resulting from the collective bargaining agreement, which resulted in a 5% wage increase for our employees; (ii) an increase of 1.0% in headcount due to the hiring of new insurance consultants, REDE sales representatives and technology department personnel to accelerate our digital transformation process; and (iii) an increase of 6.0% in administrative expenses due to the higher cost of third-party services (increase of 7.7%); data processing and telecommunications (increase of 2.9%); and advertising, promotion and publication (increase of 21.6%). Please see “Note 23—General and administrative expenses” to our audited consolidated financial statements for further details. Current and deferred income and social contribution taxes amounted to an expense of R$4,969 million from an expense of R$7,357 million, mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income.” Disregarding the fiscal effect on the hedging instruments for our investments abroad, which amounted to an expense of R$7,305 million in 2018 and an expense of R$1,615 million in 2017, current and deferred income and social contribution taxes increased 26.9% in 2018, mainly as a result of the increase in recognition of deferred tax assets rate. In 2017, the recognition rate for income and social contribution taxes was 40%. In 2018, the legislation temporarily increased this rate to 45%. Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details. Presentation of Segment Information — 2018 to 2017 (a) Retail Banking The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the years ended December 31, 2018 and 2017: 17

Year ended Variation Summarized Consolidated Statement of Income - December 31, 2018 X 2017 Retail banking 2018 2017 R$ million % (In millions of R$) Operating revenues 72,182 69,921 2,260 3.2 Cost of credit and claims (13,686) (13,388) (297) 2 .2 Other operating income (expenses) (40,002) (37,601) (2,401) 6 .4 Income tax and social contribution (6,939) (7,107) 168 (2.4) Non-controlling interest in subsidiaries (184) (166) (18) 11.0 Net income 1 1,371 1 1,659 (288) (2.5) Net income from retail banking decreased by 2.5% to R$11,371 million in 2018 from R$11,659 million in 2017. These results are explained as follows: • Operating revenues: increased by 3.2%, mainly due to an increase of: (i) 4.3% in interest margin on account of increase in credit origination with individuals and small and medium business, reflecting a 10.3% increase in retail loan operations in 2018; and (ii) 4.3% in banking service fees, mainly driven by revenues from current account services, as a result of higher number of current-account holders and by credit and debit card fees, given the higher number of clients and transaction volume. This result was partially offset by a decrease in the results from insurance and private pension operations. • Cost of credit and claims increased by 2.2% consistent with previously discussed loan portfolio growth in the segment in Brazil. • Other operating income (expenses) increased by 6.4%, mainly due to an increase of: (i) 6.7% in personnel expenses, resulting from the collective bargaining agreement, which resulted in a 5% wage increase for bank employees; and (ii) 1.0% in headcount due to the hiring of new insurance consultants, REDE sales representatives and technology department personnel to accelerate our digital transformation process; and, (b) Wholesale Banking The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the years ended December 31, 2018 and 2017: 18 Year ended Variation Summarized Consolidated Statement of Income - December 31, 2018 X 2017 Retail banking 2018 2017 R$ million % (In millions of R$) Operating revenues 72,182 69,921 2,260 3.2 Cost of credit and claims (13,686) (13,388) (297) 2 .2 Other operating income (expenses) (40,002) (37,601) (2,401) 6 .4 Income tax and social contribution (6,939) (7,107) 168 (2.4) Non-controlling interest in subsidiaries (184) (166) (18) 11.0 Net income 1 1,371 1 1,659 (288) (2.5) Net income from retail banking decreased by 2.5% to R$11,371 million in 2018 from R$11,659 million in 2017. These results are explained as follows: • Operating revenues: increased by 3.2%, mainly due to an increase of: (i) 4.3% in interest margin on account of increase in credit origination with individuals and small and medium business, reflecting a 10.3% increase in retail loan operations in 2018; and (ii) 4.3% in banking service fees, mainly driven by revenues from current account services, as a result of higher number of current-account holders and by credit and debit card fees, given the higher number of clients and transaction volume. This result was partially offset by a decrease in the results from insurance and private pension operations. • Cost of credit and claims increased by 2.2% consistent with previously discussed loan portfolio growth in the segment in Brazil. • Other operating income (expenses) increased by 6.4%, mainly due to an increase of: (i) 6.7% in personnel expenses, resulting from the collective bargaining agreement, which resulted in a 5% wage increase for bank employees; and (ii) 1.0% in headcount due to the hiring of new insurance consultants, REDE sales representatives and technology department personnel to accelerate our digital transformation process; and, (b) Wholesale Banking The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the years ended December 31, 2018 and 2017: 18

Year ended Variation Summarized Consolidated Statement of Income - December 31, 2018 x 2017 Wholesale banking 2018 2017 R$ million % (In millions of R$) Operating revenues 29,389 28,748 642 2 .2 Cost of credit and claims (1,608) (5,882) 4 ,274 (72.7) Other operating income (expenses) (15,217) (14,523) (694) 4 .8 Income tax and social contribution (3,829) (2,412) (1,416) 58.7 Non-controlling interest in subsidiaries (550) 117 (668) (568.8) Net income 8,185 6,048 2,138 35.3 Net income from wholesale banking increased by 35.3% to R$8,185 million in 2018 from R$6,048 million in 2017. These results are explained as follows: Operating revenues: increased by 2.2%, mainly due to a R$934 million increase in banking service fees, resulting from asset management services, related to higher balances and the performance fee of managed portfolios and investment funds. This increase was partially offset a R$496 million decline in interest margin. Cost of credit and claims decreased by 72.7%, mainly due to improved credit ratings in this segment, resulting in a lower volume of provisions and reversals in the periods. (c) Trading & Institutional The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the years ended December 31, 2018 and 2017: Year ended Variation Summarized Consolidated Statement of Income - December 31, 2018 x 2017 Trading & Institutional 2018 2017 R$ million % (In millions of R$) Operating revenues 1 0,246 10,623 (376) (3.5) Cost of credit and claims - (6) - - Other operating income (expenses) (1,070) (1,647) 577 (35.0) Income tax and social contribution (2,964) (1,775) (1,189) 6 7.0 Non-controlling interest in subsidiaries (35) (23) (12) 51.4 Net income 6 ,177 7,172 (996) (13.9) Operating revenues decreased by 3.5% as a consequence of reduced interest margins with market. Balance Sheet We present below our summarized balance sheet as of December 31, 2019 and 2018. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet. 19 Year ended Variation Summarized Consolidated Statement of Income - December 31, 2018 x 2017 Wholesale banking 2018 2017 R$ million % (In millions of R$) Operating revenues 29,389 28,748 642 2 ..2 Cost of credit and claims (1,608) (5,882) 4 ,274 (72.7) Other operating income (expenses) (15,217) (14,523) (694) 4 .8 Income tax and social contribution (3,829) (2,412) (1,416) 58.7 Non-controlling interest in subsidiaries (550) 117 (668) (568.8) Net income 8,185 6,048 2,138 35.3 Net income from wholesale banking increased by 35.3% to R$8,185 million in 2018 from R$6,048 million in 2017. These results are explained as follows: Operating revenues: increased by 2.2%, mainly due to a R$934 million increase in banking service fees, resulting from asset management services, related to higher balances and the performance fee of managed portfolios and investment funds. This increase was partially offset a R$496 million decline in interest margin. Cost of credit and claims decreased by 72.7%, mainly due to improved credit ratings in this segment, resulting in a lower volume of provisions and reversals in the periods. (c) Trading & Institutional The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the years ended December 31, 2018 and 2017: Year ended Variation Summarized Consolidated Statement of Income - December 31, 2018 x 2017 Trading & Institutional 2018 2017 R$ million % (In millions of R$) Operating revenues 1 0,246 10,623 (376) (3.5) Cost of credit and claims - (6) - - Other operating income (expenses) (1,070) (1,647) 577 (35.0) Income tax and social contribution (2,964) (1,775) (1,189) 6 7.0 Non-controlling interest in subsidiaries (35) (23) (12) 51.4 Net income 6 ,177 7,172 (996) (13.9) Operating revenues decreased by 3.5% as a consequence of reduced interest margins with market. Balance Sheet We present below our summarized balance sheet as of December 31, 2019 and 2018. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet. 19

Variation As of December 31, Summarized Balance Sheet - Assets 2019 2018 R$ million % (In millions of R$) 121,615 1 31,307 (9,692) (7.4) Cash and compulsory deposits in the Central Bank of Brazil 1,010,644 9 94,759 15,885 1.6 Financial assets at amortized cost 5 85,791 5 36,091 49,700 9.3 Loan operations and lease operations portfolio (36,029) (33,373) (2,656) 8.0 (-) Provision for Expected Loss (1) 460,882 492,041 (31,159) (6.3) Other financial assets 7 6,660 4 9,323 27,337 55.4 Financial assets at fair value through other comprehensive income 322,929 2 86,646 36,283 12.7 Financial assets at fair value through profit or loss Investments in associates and join ventures, Fixed assets, Goodwill 56,673 4 7,932 8,741 18.2 and Intangible assets, assets held for sale and other assets Tax assets 48,960 4 2,830 6,130 14.3 Total assets 1,637,481 1,552,797 84,684 5.5 (1) Includes Interbank deposits; Securities purchased under agreements to resell; Securities; and Other financial assets. Our Total assets increased by 5.5% in 2019, mainly due to an increase in our loan and lease operations portfolio. This result was partially offset by other financial assets at amortized cost. These results are further described below: • Cash and compulsory deposits in the Central Bank of Brazil decreased by 7.4% mainly due to: (i) an increase of R$5,895 million in dividends and interest on capital paid compared to 2018 and (ii) a decrease of R$2,900 million in the Central Bank’s compulsory rates for time deposits from 33.0% as of December 31, 2018 to 31.0% as of December 31, 2019. • Loan and lease operations portfolio increased by 9.3%, mainly due to: (i) an increase of 13.1% in our individuals loan portfolio (credit origination increased by 23.4%) and (ii) an increase of 25.3% in our micro/small and medium businesses portfolio (credit origination increased by 31.3%). These increases were mainly driven by increased client demand, such as an increase of 17.2% for credit cards. We also note that our corporate loan portfolio increased by 2.6%. Credit origination in this segment increased by 23.2%. As of December 31, Variation Loan and Lease Operations, by asset type 2019 2018 R$ million % (In millions of R$) Individuals 240,490 212,564 27,926 13.1 Credit card 91,676 78,255 13,421 17.2 Personal loans 34,892 29,543 5,349 18.1 Payroll Loans 49,608 46,878 2,730 5.8 Vehicles 18,968 15,920 3,048 19.1 Mortgage loans 45,346 41,968 3,378 8.0 Corporate 105,302 102,643 2,659 2.6 Micro/Small and Medium Businesses 8 6,220 6 8,812 17,408 25.3 Foreign Loans Latin America 153,779 152,072 1 ,707 1.1 Total Loan operations and lease operations portfolio 585,791 536,091 49,700 9.3 Please see “Note 10—Loan and lease operations portfolio” to our audited consolidated financial statements for further details. • Other financial assets at amortized cost decreased by 6.3% mainly due to the decrease of R$81,710 million in funding from securities under agreement to resell in the same period. This 20 Variation As of December 31, Summarized Balance Sheet - Assets 2019 2018 R$ million % (In millions of R$) 121,615 1 31,307 (9,692) (7.4) Cash and compulsory deposits in the Central Bank of Brazil 1,010,644 9 94,759 15,885 1.6 Financial assets at amortized cost 5 85,791 5 36,091 49,700 9.3 Loan operations and lease operations portfolio (36,029) (33,373) (2,656) 8.0 (-) Provision for Expected Loss (1) 460,882 492,041 (31,159) (6.3) Other financial assets 7 6,660 4 9,323 27,337 55.4 Financial assets at fair value through other comprehensive income 322,929 2 86,646 36,283 12.7 Financial assets at fair value through profit or loss Investments in associates and join ventures, Fixed assets, Goodwill 56,673 4 7,932 8,741 18.2 and Intangible assets, assets held for sale and other assets Tax assets 48,960 4 2,830 6,130 14.3 Total assets 1,637,481 1,552,797 84,684 5.5 (1) Includes Interbank deposits; Securities purchased under agreements to resell; Securities; and Other financial assets. Our Total assets increased by 5.5% in 2019, mainly due to an increase in our loan and lease operations portfolio. This result was partially offset by other financial assets at amortized cost. These results are further described below: • Cash and compulsory deposits in the Central Bank of Brazil decreased by 7.4% mainly due to: (i) an increase of R$5,895 million in dividends and interest on capital paid compared to 2018 and (ii) a decrease of R$2,900 million in the Central Bank’s compulsory rates for time deposits from 33.0% as of December 31, 2018 to 31.0% as of December 31, 2019. • Loan and lease operations portfolio increased by 9.3%, mainly due to: (i) an increase of 13.1% in our individuals loan portfolio (credit origination increased by 23.4%) and (ii) an increase of 25.3% in our micro/small and medium businesses portfolio (credit origination increased by 31.3%). These increases were mainly driven by increased client demand, such as an increase of 17.2% for credit cards. We also note that our corporate loan portfolio increased by 2.6%. Credit origination in this segment increased by 23.2%. As of December 31, Variation Loan and Lease Operations, by asset type 2019 2018 R$ million % (In millions of R$) Individuals 240,490 212,564 27,926 13.1 Credit card 91,676 78,255 13,421 17.2 Personal loans 34,892 29,543 5,349 18.1 Payroll Loans 49,608 46,878 2,730 5.8 Vehicles 18,968 15,920 3,048 19.1 Mortgage loans 45,346 41,968 3,378 8.0 Corporate 105,302 102,643 2,659 2.6 Micro/Small and Medium Businesses 8 6,220 6 8,812 17,408 25.3 Foreign Loans Latin America 153,779 152,072 1 ,707 1.1 Total Loan operations and lease operations portfolio 585,791 536,091 49,700 9.3 Please see “Note 10—Loan and lease operations portfolio” to our audited consolidated financial statements for further details. • Other financial assets at amortized cost decreased by 6.3% mainly due to the decrease of R$81,710 million in funding from securities under agreement to resell in the same period. This 20 result was partially offset by the following increases: (i) R$8,167 million in interbank deposits, (ii) R$22,724 million the balance of in Brazilian government securities, government securities abroad and corporate debt securities, especially debentures and (iii) and in other financial assets, an increase in receivables from credit card issuers amounted to R$5,904 million and trading and intermediation of securities increased R$11,096 million. Please see “Note 4 - Interbank deposits and securities purchased under agreements to resell” and “Note 9 - Financial assets at amortized cost – Securities” and “Note 18 – Other assets and liabilities” to our audited consolidated financial statements for further details. • Financial assets at fair value through other comprehensive income increased by 55.4% mainly due to an increase of R$22,893 million in the balance of Brazilian government securities and government securities abroad as part of our asset and liability management strategy. Further, our corporate debt securities, particularly bank deposits certificates, increased by R$2,645 million. Please see “Note 8 – Financial assets at fair value through other comprehensive income – Securities” to our audited consolidated financial statements for further details. • Financial assets at fair value through profit or loss increased by 12.7% mainly due to the increase of R$18,388 million in derivatives and R$12,194 million in corporate debt securities, especially debentures and negotiable shares. Please see “Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss —Securities” to our audited consolidated financial statements for further details. We present below our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2019 and December 31, 2018. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet. 21 result was partially offset by the following increases: (i) R$8,167 million in interbank deposits, (ii) R$22,724 million the balance of in Brazilian government securities, government securities abroad and corporate debt securities, especially debentures and (iii) and in other financial assets, an increase in receivables from credit card issuers amounted to R$5,904 million and trading and intermediation of securities increased R$11,096 million. Please see “Note 4 - Interbank deposits and securities purchased under agreements to resell” and “Note 9 - Financial assets at amortized cost – Securities” and “Note 18 – Other assets and liabilities” to our audited consolidated financial statements for further details. • Financial assets at fair value through other comprehensive income increased by 55.4% mainly due to an increase of R$22,893 million in the balance of Brazilian government securities and government securities abroad as part of our asset and liability management strategy. Further, our corporate debt securities, particularly bank deposits certificates, increased by R$2,645 million. Please see “Note 8 – Financial assets at fair value through other comprehensive income – Securities” to our audited consolidated financial statements for further details. • Financial assets at fair value through profit or loss increased by 12.7% mainly due to the increase of R$18,388 million in derivatives and R$12,194 million in corporate debt securities, especially debentures and negotiable shares. Please see “Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss —Securities” to our audited consolidated financial statements for further details. We present below our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2019 and December 31, 2018. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet. 21

As of December 31, Variation Summarized Balance Sheet - Liabilities and 2019 2018 R$ million % stockholders' equity (In millions of R$) Financial Liabilities 1,211,999 1,151,237 60,762 5.3 At Amortized Cost 1,159,830 1,119,734 40,096 3.6 Deposits 507,060 463,424 43,636 9.4 Securities sold under repurchase agreements 256,583 330,237 (73,654) (22.3) Interbank market debt, Institutional market debt and 396,187 326,073 7 0,114 21.5 other financial liabilities At Fair Value Through Profit or Loss 48,029 27,711 20,318 73.3 Provision for Expected Loss 4,140 3,792 348 9.2 Reserves for insurance and private pension 218,334 201,187 1 7,147 8.5 Provisions 21,454 18,613 2 ,841 15.3 Tax liabilities 7,891 5,284 2 ,607 49.3 Other liabilities 28,338 26,010 2 ,328 9.0 Total liabilities 1,488,016 1,402,331 8 5,685 6.1 Total stockholders’ equity attributed to the owners of the 136,925 136,782 143 0.1 parent company Non-controlling interests 12,540 13,684 (1,144) (8.4) Total stockholders’ equity 149,465 150,466 (1,001) (0.7) Total liabilities and stockholders' equity 1,637,481 1,552,797 8 4,684 5.5 Total liabilities and stockholders’ equity increased by 5.5%, mainly due to an increase in deposits, interbank and institutional market debt and other financial liabilities. These results are detailed as follows: • Deposits increased by 9.4%, mainly due to an increase of R$25,866 million in time deposits, partially as a result of a migration from securities sold under repurchase agreement. Further, demands deposits also increased by R$9,725 million and savings deposits increased by R$7,693 million. Please see “Note 15 – Deposits” to our audited consolidated financial statements for further details. • Securities sold under repurchase agreements decreased by 22.3%, mainly due to the decrease of (i) R$32,815 million in assets with right to sell or repledge the collateral; (ii) R$32,949 million in assets received as collateral and (iii) R$16,159 million in securities sold under resale agreements of own issue. • Interbank and Institutional market debt and other financial liabilities increased by 21.5%, mainly due to an increase of R$27,505 million in financial credit bills, and an increase of R$14,572 million in import and export financing, as a result of a change in our funding mix. Further, subordinated debt increased by 20.6%, mainly due to fund-raising of R$8,548 million in the balance of these debts. The volume of other liabilities for credit card operations increased by R$8,558 million in 2019 and trading and intermediation of securities increased by R$8,788 million in 2019. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our audited consolidated financial statements for further details. • Provision for insurance and private pension increased by 8.5%, mainly due to the following increases: (i) R$19,642 million in additions arising from premiums/contributions and (ii) 22 As of December 31, Variation Summarized Balance Sheet - Liabilities and 2019 2018 R$ million % stockholders' equity (In millions of R$) Financial Liabilities 1,211,999 1,151,237 60,762 5.3 At Amortized Cost 1,159,830 1,119,734 40,096 3.6 Deposits 507,060 463,424 43,636 9.4 Securities sold under repurchase agreements 256,583 330,237 (73,654) (22.3) Interbank market debt, Institutional market debt and 396,187 326,073 7 0,114 21.5 other financial liabilities At Fair Value Through Profit or Loss 48,029 27,711 20,318 73.3 Provision for Expected Loss 4,140 3,792 348 9.2 Reserves for insurance and private pension 218,334 201,187 1 7,147 8.5 Provisions 21,454 18,613 2 ,841 15.3 Tax liabilities 7,891 5,284 2 ,607 49.3 Other liabilities 28,338 26,010 2 ,328 9.0 Total liabilities 1,488,016 1,402,331 8 5,685 6.1 Total stockholders’ equity attributed to the owners of the 136,925 136,782 143 0.1 parent company Non-controlling interests 12,540 13,684 (1,144) (8.4) Total stockholders’ equity 149,465 150,466 (1,001) (0.7) Total liabilities and stockholders' equity 1,637,481 1,552,797 8 4,684 5.5 Total liabilities and stockholders’ equity increased by 5.5%, mainly due to an increase in deposits, interbank and institutional market debt and other financial liabilities. These results are detailed as follows: • Deposits increased by 9.4%, mainly due to an increase of R$25,866 million in time deposits, partially as a result of a migration from securities sold under repurchase agreement. Further, demands deposits also increased by R$9,725 million and savings deposits increased by R$7,693 million. Please see “Note 15 – Deposits” to our audited consolidated financial statements for further details. • Securities sold under repurchase agreements decreased by 22.3%, mainly due to the decrease of (i) R$32,815 million in assets with right to sell or repledge the collateral; (ii) R$32,949 million in assets received as collateral and (iii) R$16,159 million in securities sold under resale agreements of own issue. • Interbank and Institutional market debt and other financial liabilities increased by 21.5%, mainly due to an increase of R$27,505 million in financial credit bills, and an increase of R$14,572 million in import and export financing, as a result of a change in our funding mix. Further, subordinated debt increased by 20.6%, mainly due to fund-raising of R$8,548 million in the balance of these debts. The volume of other liabilities for credit card operations increased by R$8,558 million in 2019 and trading and intermediation of securities increased by R$8,788 million in 2019. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our audited consolidated financial statements for further details. • Provision for insurance and private pension increased by 8.5%, mainly due to the following increases: (i) R$19,642 million in additions arising from premiums/contributions and (ii) 22

R$16,517 million in adjustments of reserves and financial surplus. These increases were partly offset by a decrease of R$15,623 million in redemptions in 2019. Please see “Note 27 – Insurance contracts and private pension” to our audited consolidated financial statements for further details. • Stockholders’ equity (attributable to the owners of the parent company) increased by 0.1% to R$136,925 million in 2019 from R$136,782 million in 2018. This result was impacted by R$27,113 million from net income and R$27,286 million paid as dividends and interest on capital in 2019. Capital-to-risk-weighted assets ratio In 2019, our Tier I Capital ratio decreased by 90 basis points as a result of an increase of R$73,228 million in our Risk-Weighted Assets (RWA), mainly due to higher exposure of Credit Risk-Weighted Assets (RWA ) as a result of the increase in credit origination. CPAD These results were partially offset by 300 basis points resulting from the increase in net income and other equity changes in 2019. As of December 31, 2019, our Tier I capital ratio was 14.4% and our Common Equity Tier I ratio reached 13.2%. As of December 31, 2019, Additional Tier I Capital represented 130 basis points of our Tier I capital. Growth of our credit portfolio requires higher capital requirements (Risk-Adjusted Assets). The combined effect on our profitability in 2019 resulted in dividends and net interest on own capital of R$ 18.8 billion. Please see “Note 32 – Risk and Capital Management” for further details on our capital risk management. Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. The Basel Committee on Banking Supervision requires a minimum of 100% for both the LCR and the NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. Our independent auditors review our LCR and NSFR and we are required to report these figured to the Central Bank on a quarterly basis. We present below a discussion of our LCR and NSFR for the year ended December 31, 2019. Liquidity Coverage Ratio 23 R$16,517 million in adjustments of reserves and financial surplus. These increases were partly offset by a decrease of R$15,623 million in redemptions in 2019. Please see “Note 27 – Insurance contracts and private pension” to our audited consolidated financial statements for further details. • Stockholders’ equity (attributable to the owners of the parent company) increased by 0.1% to R$136,925 million in 2019 from R$136,782 million in 2018. This result was impacted by R$27,113 million from net income and R$27,286 million paid as dividends and interest on capital in 2019. Capital-to-risk-weighted assets ratio In 2019, our Tier I Capital ratio decreased by 90 basis points as a result of an increase of R$73,228 million in our Risk-Weighted Assets (RWA), mainly due to higher exposure of Credit Risk-Weighted Assets (RWA ) as a result of the increase in credit origination. CPAD These results were partially offset by 300 basis points resulting from the increase in net income and other equity changes in 2019. As of December 31, 2019, our Tier I capital ratio was 14.4% and our Common Equity Tier I ratio reached 13.2%. As of December 31, 2019, Additional Tier I Capital represented 130 basis points of our Tier I capital. Growth of our credit portfolio requires higher capital requirements (Risk-Adjusted Assets). The combined effect on our profitability in 2019 resulted in dividends and net interest on own capital of R$ 18.8 billion. Please see “Note 32 – Risk and Capital Management” for further details on our capital risk management. Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. The Basel Committee on Banking Supervision requires a minimum of 100% for both the LCR and the NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. Our independent auditors review our LCR and NSFR and we are required to report these figured to the Central Bank on a quarterly basis. We present below a discussion of our LCR and NSFR for the year ended December 31, 2019. Liquidity Coverage Ratio 23

The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%. As of December 31, 2019 2018 Liquidity Coverage Ratio Total Weighted Value (average) (In millions of R$) 1 1 70.0 179.9 Total High Liquidity Assets (HQLA) 2 225.3 200.4 Cash Outflows 3 111.3 95.7 Cash Inflows Total Net Cash Outflows 114.0 104.7 LCR% 149.1% 171.7% (1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk. (2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749. (3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749. Our average LCR as of December 31, 2019 was 149.1% and, accordingly, above Central Bank requirements. Net Stable Funding Ratio The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. We calculate our NSFR according to the methodology established in Central Bank Circular 3,869/2017. The NSFR corresponds to the ratio of our available stable funds for the end of each period (recursos estáveis disponíveis, or ASF) to our required stable funds for the end of each period (recursos estáveis requeridos, or RSF). Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%. 24 The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%. As of December 31, 2019 2018 Liquidity Coverage Ratio Total Weighted Value (average) (In millions of R$) 1 1 70.0 179.9 Total High Liquidity Assets (HQLA) 2 225.3 200.4 Cash Outflows 3 111.3 95.7 Cash Inflows Total Net Cash Outflows 114.0 104.7 LCR% 149.1% 171.7% (1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk. (2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749. (3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749. Our average LCR as of December 31, 2019 was 149.1% and, accordingly, above Central Bank requirements. Net Stable Funding Ratio The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. We calculate our NSFR according to the methodology established in Central Bank Circular 3,869/2017. The NSFR corresponds to the ratio of our available stable funds for the end of each period (recursos estáveis disponíveis, or ASF) to our required stable funds for the end of each period (recursos estáveis requeridos, or RSF). Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%. 24

As of December 31, 2019 2018 Net Stable Funding Ratio Total Ajusted Value (In millions of R$) Total Available Stable Funding (ASF)¹ 733.2 691.6 Total Required Stable Funding (RSF)² 600.0 5 41.6 NSFR (% ) 122.2% 127.7% (1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017. (2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017. As of December 31, 2019, our ASF totaled R$733.2 million, mainly due to capital and retail and wholesale funding, and our RSF totaled R$600.0 million, particularly due to loans and financing with wholesale and retail customers, central governments and transactions with central Banks. As of December 31, 2019, our NSFR was 122.2% and, accordingly, above Central Bank requirements. B. Liquidity and Capital Resources We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities. The following table presents our operational liquidity reserve as of December 31, 2019, 2018 and 2017: As of December 31, 2019 Average Cash in Cash Flows (1) 2017 Balance 2019 2018 (In millions of R$) Cash 30,367 37,159 18,749 31,773 Securities purchased under agreements to resell – Funded position 26,797 45,335 38,833 31,186 Unencumbered government securities 115,774 74,760 106,681 95,981 Operational reserve 172,938 157,254 164,263 158,940 (1) Average calculated based on interim financial statements. (2) Net of R$ 8,544 (R$5,120 at 12/31/2018 and R$3,664 at 12/31/2017), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank. Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to “Note 15 – Deposits” to our audited consolidated financial statements for further details about funding. 25 As of December 31, 2019 2018 Net Stable Funding Ratio Total Ajusted Value (In millions of R$) Total Available Stable Funding (ASF)¹ 733.2 691.6 Total Required Stable Funding (RSF)² 600.0 5 41.6 NSFR (% ) 122.2% 127.7% (1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017. (2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017. As of December 31, 2019, our ASF totaled R$733.2 million, mainly due to capital and retail and wholesale funding, and our RSF totaled R$600.0 million, particularly due to loans and financing with wholesale and retail customers, central governments and transactions with central Banks. As of December 31, 2019, our NSFR was 122.2% and, accordingly, above Central Bank requirements. B. Liquidity and Capital Resources We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities. The following table presents our operational liquidity reserve as of December 31, 2019, 2018 and 2017: As of December 31, 2019 Average Cash in Cash Flows (1) 2017 Balance 2019 2018 (In millions of R$) Cash 30,367 37,159 18,749 31,773 Securities purchased under agreements to resell – Funded position 26,797 45,335 38,833 31,186 Unencumbered government securities 115,774 74,760 106,681 95,981 Operational reserve 172,938 157,254 164,263 158,940 (1) Average calculated based on interim financial statements. (2) Net of R$ 8,544 (R$5,120 at 12/31/2018 and R$3,664 at 12/31/2017), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank. Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to “Note 15 – Deposits” to our audited consolidated financial statements for further details about funding. 25

Capital Expenditures Variation Variation As of December 31, Capital Expenditures 2019 x 2018 2018 x 2017 2019 2018 2017 R$ million % R$ million % (In million of R$, except percentages) (In million of R$) Fixed Assets 1,621 1,483 943 138 9 .3 540 57.3 Fixed assets under construction 473 474 302 -1 (0.2) 172 5 7.0 Land and buildings 52 - - 52 - 0 - Improvements 60 35 147 25 71.4 -112 (76.2) Furniture and equipment for use, installations for use and data processing system 946 845 412 101 12.0 433 105.1 Other 90 129 82 -39 (30.2) 47 57.3 Intangible Assets 2,691 1,381 2 ,307 1,310 94.9 -926 (40.1) Acquisition of rights to credit payroll - 8 345 -8 - -337 (97.7) Association for the promotion and offer of financial products and services - 1 18 -1 - -17 (94.4) Software acquired or internally developed 1,976 964 1,556 1,012 1 05.0 -592 (38.0) Other intangibles 715 408 388 307 7 5.2 20 5.2 Total 4,312 2,864 3 ,250 1,448 50.6 -386 (11.9) Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our audited consolidated financial statements for details about our capital expenditures. Capitalization The table below presents our capitalization as of December 31, 2019. The information described is derived from our audited consolidated financial statements as of and for the year ended December 31, 2019. As of the date of this current report on Form 6-K, there has been no material change in our capitalization since December 31, 2019. 26 Capital Expenditures Variation Variation As of December 31, Capital Expenditures 2019 x 2018 2018 x 2017 2019 2018 2017 R$ million % R$ million % (In million of R$, except percentages) (In million of R$) Fixed Assets 1,621 1,483 943 138 9 .3 540 57.3 Fixed assets under construction 473 474 302 -1 (0.2) 172 5 7.0 Land and buildings 52 - - 52 - 0 - Improvements 60 35 147 25 71.4 -112 (76.2) Furniture and equipment for use, installations for use and data processing system 946 845 412 101 12.0 433 105.1 Other 90 129 82 -39 (30.2) 47 57.3 Intangible Assets 2,691 1,381 2 ,307 1,310 94.9 -926 (40.1) Acquisition of rights to credit payroll - 8 345 -8 - -337 (97.7) Association for the promotion and offer of financial products and services - 1 18 -1 - -17 (94.4) Software acquired or internally developed 1,976 964 1,556 1,012 1 05.0 -592 (38.0) Other intangibles 715 408 388 307 7 5.2 20 5.2 Total 4,312 2,864 3 ,250 1,448 50.6 -386 (11.9) Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our audited consolidated financial statements for details about our capital expenditures. Capitalization The table below presents our capitalization as of December 31, 2019. The information described is derived from our audited consolidated financial statements as of and for the year ended December 31, 2019. As of the date of this current report on Form 6-K, there has been no material change in our capitalization since December 31, 2019. 26

As of December 31, 2019 Capitalization (1) R$ US$ (In millions of R$, except percentages) Current liabilities Deposits 334,197 82,913 Securities sold under repurchase agreements 223,876 55,543 Structured notes 49 12 Derivatives 18,849 4,676 Interbank market funds 110,017 27,295 Institutional market funds 13,835 3,432 Other financial liabilities 113,024 28,041 Provision for insurance and private pension 3,686 914 Provisions 5,172 1,283 Tax liabilities 3,997 992 Other liabilities 26,275 6,519 Total 852,977 211,620 Long-term liabilities Deposits 172,863 42,887 Securities sold under repurchase agreements 32,707 8,114 Structured notes 152 38 Derivatives 28,979 7,190 Interbank market funds 64,845 16,088 Institutional market funds 90,409 22,430 Other financial liabilities 4,057 1,007 Provision for insurance and private pension 214,648 53,253 Provision for Expected Loss 4,140 1,027 Provisions 16,282 4,039 Tax liabilities 2,836 704 Other liabilities 2,063 512 Total 633,981 157,288 Income tax and social contribution - deferred 1,058 262 Non-controlling interests 12,540 3,111 (2) 136,925 33,971 Stockholders’ equity attributed to the owners of the parent company (3) 1,637,481 406,252 Total capitalization (4) 15.8% BIS ratio (1) Convenience translation at 4.0307 reais per U.S. dollar, the exchange rate in effect on December 31, 2019. (2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,787,311,404 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our consolidated financial statements as of and for the period ended December 31, 2019. (3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity. (4) Calculated by dividing total regulatory capital by risk weight assets. Capital Management Capital Adequacy Through our ICAAP (Internal Capital Adequacy Assessment Process), we assess the adequacy of our capital to face incurred risks, consisting of regulatory capital for credit, market and operational risks, and capital required to cover other risks. In order to ensure the soundness and the availability of our capital to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. 27 As of December 31, 2019 Capitalization (1) R$ US$ (In millions of R$, except percentages) Current liabilities Deposits 334,197 82,913 Securities sold under repurchase agreements 223,876 55,543 Structured notes 49 12 Derivatives 18,849 4,676 Interbank market funds 110,017 27,295 Institutional market funds 13,835 3,432 Other financial liabilities 113,024 28,041 Provision for insurance and private pension 3,686 914 Provisions 5,172 1,283 Tax liabilities 3,997 992 Other liabilities 26,275 6,519 Total 852,977 211,620 Long-term liabilities Deposits 172,863 42,887 Securities sold under repurchase agreements 32,707 8,114 Structured notes 152 38 Derivatives 28,979 7,190 Interbank market funds 64,845 16,088 Institutional market funds 90,409 22,430 Other financial liabilities 4,057 1,007 Provision for insurance and private pension 214,648 53,253 Provision for Expected Loss 4,140 1,027 Provisions 16,282 4,039 Tax liabilities 2,836 704 Other liabilities 2,063 512 Total 633,981 157,288 Income tax and social contribution - deferred 1,058 262 Non-controlling interests 12,540 3,111 (2) 136,925 33,971 Stockholders’ equity attributed to the owners of the parent company (3) 1,637,481 406,252 Total capitalization (4) 15.8% BIS ratio (1) Convenience translation at 4.0307 reais per U.S. dollar, the exchange rate in effect on December 31, 2019. (2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,787,311,404 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our consolidated financial statements as of and for the period ended December 31, 2019. (3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity. (4) Calculated by dividing total regulatory capital by risk weight assets. Capital Management Capital Adequacy Through our ICAAP (Internal Capital Adequacy Assessment Process), we assess the adequacy of our capital to face incurred risks, consisting of regulatory capital for credit, market and operational risks, and capital required to cover other risks. In order to ensure the soundness and the availability of our capital to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. 27

As of December 31, 2019, our Total Capital reached R$ 140,596 million, a decrease of R$ 6,432 million compared to December 31, 2018. As of December 31, 2019, our Capital Ratio was 15.8% a decrease of 2.2 basis points compared to December 31, 2018. Further, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. We are within the limit of 50% of the adjusted total capital, as established by the Central Bank. On December 31, 2019, our Fixed Assets Ratio reached 27.9%, which was a buffer of R$ 31,104 million. As of December 31, 2019 2018 Capital Composition Variation Prudential Conglomerate (In millions of R$) (%) Tier I 128,696 131,154 (1.9) (1) 1 17,328 1 23,358 (4.9) Common Equity Tier I (2) 11,368 7,796 45.8 Additional Tier I Capital (3) 11,900 1 5,874 (25.0) Tier II Referential Equity (Tier I + Tier II) 1 40,596 1 47,028 (4.4) Required Referential Equity (Tier I + Tier II) 71,304 70,559 1 .1 Excess Capital in relation to Referential Equity 69,292 76,469 (9.4) (4) 31,195 19,429 60.6 Amount Required for Additional Capital Buffers (ACP) Total Risk Weighted Assets (RWA) 8 91,300 8 18,072 9.0 (1) Sum of social capital, reserves and retained earnings, net from deductions and regulatory adjustments (prudential adjustments). (2) Comprised of instruments of a perpetual nature, which meet eligibility requirements. (3) Comprised of subordinated debt with defined maturity dates that meet eligibility requirements. (4) Comprised of the sum of the components ACP , ACP and ACP . Conservation Countercyclical Systemic Capital ratios As of December 31, 2019 2018 Capital Ratios Prudential Conglomerate (%) Basel ratio 15.8% 18.0% Tier I 14.4% 16.0% Common Equity Tier I 13.2% 15.1% Additional Tier I Capital 1.3% 1.0% Tier II 1.3% 1.9% Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortia, payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which we substantially retain risks and rewards. Please see “Note 32 – Risk and Capital Management, 1.4 Maximum Exposure of Financial Assets to Credit Risk,” “Note 32 – 2. Market Risk – 2.1 VaR - Consolidated Itaú Unibanco Holding” and “Note 32 – 3. Liquidity Risk” to our audited consolidated financial statements for details about Capital Management, VaR Consolidated Itaú Unibanco and Exchange Rate Sensitivity. 28 As of December 31, 2019, our Total Capital reached R$ 140,596 million, a decrease of R$ 6,432 million compared to December 31, 2018. As of December 31, 2019, our Capital Ratio was 15.8% a decrease of 2.2 basis points compared to December 31, 2018. Further, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. We are within the limit of 50% of the adjusted total capital, as established by the Central Bank. On December 31, 2019, our Fixed Assets Ratio reached 27.9%, which was a buffer of R$ 31,104 million. As of December 31, 2019 2018 Capital Composition Variation Prudential Conglomerate (In millions of R$) (%) Tier I 128,696 131,154 (1.9) (1) 1 17,328 1 23,358 (4.9) Common Equity Tier I (2) 11,368 7,796 45.8 Additional Tier I Capital (3) 11,900 1 5,874 (25.0) Tier II Referential Equity (Tier I + Tier II) 1 40,596 1 47,028 (4.4) Required Referential Equity (Tier I + Tier II) 71,304 70,559 1 .1 Excess Capital in relation to Referential Equity 69,292 76,469 (9.4) (4) 31,195 19,429 60.6 Amount Required for Additional Capital Buffers (ACP) Total Risk Weighted Assets (RWA) 8 91,300 8 18,072 9.0 (1) Sum of social capital, reserves and retained earnings, net from deductions and regulatory adjustments (prudential adjustments). (2) Comprised of instruments of a perpetual nature, which meet eligibility requirements. (3) Comprised of subordinated debt with defined maturity dates that meet eligibility requirements. (4) Comprised of the sum of the components ACP , ACP and ACP . Conservation Countercyclical Systemic Capital ratios As of December 31, 2019 2018 Capital Ratios Prudential Conglomerate (%) Basel ratio 15.8% 18.0% Tier I 14.4% 16.0% Common Equity Tier I 13.2% 15.1% Additional Tier I Capital 1.3% 1.0% Tier II 1.3% 1.9% Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortia, payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which we substantially retain risks and rewards. Please see “Note 32 – Risk and Capital Management, 1.4 Maximum Exposure of Financial Assets to Credit Risk,” “Note 32 – 2. Market Risk – 2.1 VaR - Consolidated Itaú Unibanco Holding” and “Note 32 – 3. Liquidity Risk” to our audited consolidated financial statements for details about Capital Management, VaR Consolidated Itaú Unibanco and Exchange Rate Sensitivity. 28

E. Off-Balance Sheet Arrangements We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13 - Fixed assets,” “Note 14 - Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, 1.1 – Collateral and policies for mitigating credit risk” and “Note 32 – 1.4 – Maximum Exposure of Financial Assets to Credit Risk” to our audited consolidated financial statements. RECENT DEVELOPMENTS Regulatory Environment Recent Regulatory Changes Changes to rules relating to foreign ownership of Brazilian financial institutions Foreigners may only hold interests in Brazilian financial institutions provided that it is in the interest of the Brazilian Government. Previously, foreigners required a presidential decree to recognize such interest and, accordingly, acquire interests in Brazilian financial institutions. However, Decree No. 10,029 delegated to the Central Bank the authority to recognize such public interest. The Central Bank issued Circular No. 3,977 that recognizes the public interest of foreign ownership of Brazilian financial institutions. Accordingly, individuals or entities domiciled or headquartered abroad are no longer required to obtain a Presidential Decree in order to hold equity interests in Brazilian financial institutions. However, such foreign interests are still subject to certain requirements and procedures applicable to the acquisition of interests in Brazilian financial institutions. New Rules for Overdraft Facilities in Checking Accounts On November 27, 2019, the CMN issued Resolution No. 4,765 (“Resolution No. 4,765/2019”), providing for new rules on the overdraft granted by financial institutions in checking accounts held by individuals and individual micro entrepreneurs (MEI). Resolution No. 4,765/2019 limits interest rates over the overdraft facilities in checking accounts to up to 8% per month, to which must be added a discount of the credit facility fees already charged on a monthly basis by the financial institution. According to the new rule, if the interest is less than or equal to the overdraft fees, such interest rates must be equal to zero. The new rule allows, however, the charging of fees on overdraft-secured checks to: (i) 0% for the opening credit facilities of up to R$ 500.00; and (ii) 0.25% for the opening of credit facilities above R$500.00, calculated with the amount of the facility that exceeds R$500.00. In addition, Resolution No. 4,765/2019 establishes that the overdraft-secured check must be compatible with the customer’s risk profile. Resolution No. 4,765/2019 came into force on January 6, 2020, for agreements executed after the effective date, and will come into force on June 1, 2020, for agreements 29  E. Off-Balance Sheet Arrangements We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13 - Fixed assets,” “Note 14 - Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, 1.1 – Collateral and policies for mitigating credit risk” and “Note 32 – 1.4 – Maximum Exposure of Financial Assets to Credit Risk” to our audited consolidated financial statements. RECENT DEVELOPMENTS Regulatory Environment Recent Regulatory Changes Changes to rules relating to foreign ownership of Brazilian financial institutions Foreigners may only hold interests in Brazilian financial institutions provided that it is in the interest of the Brazilian Government. Previously, foreigners required a presidential decree to recognize such interest and, accordingly, acquire interests in Brazilian financial institutions. However, Decree No. 10,029 delegated to the Central Bank the authority to recognize such public interest. The Central Bank issued Circular No. 3,977 that recognizes the public interest of foreign ownership of Brazilian financial institutions. Accordingly, individuals or entities domiciled or headquartered abroad are no longer required to obtain a Presidential Decree in order to hold equity interests in Brazilian financial institutions. However, such foreign interests are still subject to certain requirements and procedures applicable to the acquisition of interests in Brazilian financial institutions. New Rules for Overdraft Facilities in Checking Accounts On November 27, 2019, the CMN issued Resolution No. 4,765 (“Resolution No. 4,765/2019”), providing for new rules on the overdraft granted by financial institutions in checking accounts held by individuals and individual micro entrepreneurs (MEI). Resolution No. 4,765/2019 limits interest rates over the overdraft facilities in checking accounts to up to 8% per month, to which must be added a discount of the credit facility fees already charged on a monthly basis by the financial institution. According to the new rule, if the interest is less than or equal to the overdraft fees, such interest rates must be equal to zero. The new rule allows, however, the charging of fees on overdraft-secured checks to: (i) 0% for the opening credit facilities of up to R$ 500.00; and (ii) 0.25% for the opening of credit facilities above R$500.00, calculated with the amount of the facility that exceeds R$500.00. In addition, Resolution No. 4,765/2019 establishes that the overdraft-secured check must be compatible with the customer’s risk profile. Resolution No. 4,765/2019 came into force on January 6, 2020, for agreements executed after the effective date, and will come into force on June 1, 2020, for agreements 29 executed prior to such date. Nevertheless, the 8% limitation on interests mentioned above is in effect as of January 6, 2020, regardless of the execution dates of contracts between financial institutions and clients. Automatic Debit of Banking Accounts On December 19, 2019, CMN issued Resolution No. 4,771, which sets forth new rules for the automatic debit payments from checking account and accounts designated for the payment of an individual’s wages. In order to foster the transparency on the relationship between the financial institutions and their clients, the new rule sets forth that financial institutions should only process automatic debit payments upon prior and express authorization from their client. Resolution No. 4,771 provides for the procedures for the authorization and cancellation of automatic debit payments. The new rule will come into effect on May 1, 2020. New rule regarding Anti-Money Laundering and Know-Your-Client procedures for financial institutions On January 23, 2020, the Central Bank of Brazil published Circular No. 3,978, which improves the regulation that deals with the policy, procedures and internal controls to be adopted by financial institutions in preventing the use of the financial system for criminal offenses, money laundering and the financing of terrorism. The improvements in the regulation seek to give greater efficiency and effectiveness to anti-money laundering (AML) and combating the financing of terrorism (CFT) procedures, expanding the adoption of a risk-based approach, which provides for the application of reinforced controls for situations of greater risk and simplified controls in lower risk situations. To this end, regulated institutions must carry out specific internal risk assessments in order to identify and measure the risk of using their products and services in the practice of money laundering and terrorist funding. The Know-Your-Client (KYC) procedures were also improved, which must include the identification, qualification and classification of the customer, through the collection, verification and validation of information, compatible with the risk profile, with the nature of the relationship with the AML policy and the institution's internal risk assessment. These procedures must be permanently reassessed, according to the evolution of the business relationship and the risk profile of the client. The procedures for qualifying clients must also include the verification of the client's status as a Politically Exposed Person (PEP), as well as that of their representatives, family members or close collaborators. Regulated institutions should also consider the status of these people in the monitoring, selection and analysis of operations and situations with indications of suspected money laundering or terrorist funding. Circular No. 3,978 will come into effect on July 1, 2020. 30  executed prior to such date. Nevertheless, the 8% limitation on interests mentioned above is in effect as of January 6, 2020, regardless of the execution dates of contracts between financial institutions and clients. Automatic Debit of Banking Accounts On December 19, 2019, CMN issued Resolution No. 4,771, which sets forth new rules for the automatic debit payments from checking account and accounts designated for the payment of an individual’s wages. In order to foster the transparency on the relationship between the financial institutions and their clients, the new rule sets forth that financial institutions should only process automatic debit payments upon prior and express authorization from their client. Resolution No. 4,771 provides for the procedures for the authorization and cancellation of automatic debit payments. The new rule will come into effect on May 1, 2020. New rule regarding Anti-Money Laundering and Know-Your-Client procedures for financial institutions On January 23, 2020, the Central Bank of Brazil published Circular No. 3,978, which improves the regulation that deals with the policy, procedures and internal controls to be adopted by financial institutions in preventing the use of the financial system for criminal offenses, money laundering and the financing of terrorism. The improvements in the regulation seek to give greater efficiency and effectiveness to anti-money laundering (AML) and combating the financing of terrorism (CFT) procedures, expanding the adoption of a risk-based approach, which provides for the application of reinforced controls for situations of greater risk and simplified controls in lower risk situations. To this end, regulated institutions must carry out specific internal risk assessments in order to identify and measure the risk of using their products and services in the practice of money laundering and terrorist funding. The Know-Your-Client (KYC) procedures were also improved, which must include the identification, qualification and classification of the customer, through the collection, verification and validation of information, compatible with the risk profile, with the nature of the relationship with the AML policy and the institution's internal risk assessment. These procedures must be permanently reassessed, according to the evolution of the business relationship and the risk profile of the client. The procedures for qualifying clients must also include the verification of the client's status as a Politically Exposed Person (PEP), as well as that of their representatives, family members or close collaborators. Regulated institutions should also consider the status of these people in the monitoring, selection and analysis of operations and situations with indications of suspected money laundering or terrorist funding. Circular No. 3,978 will come into effect on July 1, 2020. 30

New procedures regarding information on overdraft facilities to be highlighted in the statements of checking accounts On February 6, 2020, the Central Bank of Brazil issued Circular No. 3,981, which deals with the new information regarding overdraft facilities that must be highlighted in the statement of the checking accounts held by natural persons or individual micro-entrepreneurs (MEIs). The statement must contain the following information: (i) the limit of the overdraft facility; (ii) the overdraft balance due on the date the statement is issued; (iii) the amounts of the overdraft amount used daily, in the period of interest calculation; (iv) the amount and method of calculating the eventual fee charged for making the credit facility available; (v) the effective interest rate per month; and (vi) the amount of interest charged in the calculation period, up to the date the statement is issued, highlighting any deduction made as a result of charging the fee for making the facility available. Circular No. 3,981 will come into effect on June 1, 2020. Proposed regulatory changes Open Banking The Central Bank announced the initial guidelines for open banking regulation in Brazil through Notice No. 33,455 on April 25, 2019. Open Banking consists of the sharing of data and payment initiation services by financial institutions and other authorized entities, upon customer’s authorization and via integration of information systems. The Brazilian open banking model will consist of financial institutions, payment institutions and other entities licensed by the Central Bank by making it possible to share, in a phased-in approach, data on products and services, customer record data and customer transaction data. Open Banking will eventually cover the provision of payment initiation services. On November 28, 2019, the Central Bank launched Public Consultation No. 73/2019, which disclosed the draft resolution to implement Open Banking in Brazil to the public. Among other topics, the draft resolution sets forth in detail the participating institutions (mandatory and voluntary), the data and services covered, the requirements for sharing, the responsibilities for sharing, the implementation schedule and the convention to be concluded between the participating institutions. The Public Consultation is set to end on January 31, 2020, and as of this date, the Central Bank may still receive comments from market agents, which may result in changes to the proposed draft. Instant Payments The Central Bank intends to regulate important payment services in 2020, which will enable users to conduct payment transactions in real time – 24 hours a day, 365 days a year – with or without a bank account and at low costs. Initially, the working group formed by the Central Bank is conceiving a model that allows a wide range of payment transactions – individual to business; business to individual, business 31  New procedures regarding information on overdraft facilities to be highlighted in the statements of checking accounts On February 6, 2020, the Central Bank of Brazil issued Circular No. 3,981, which deals with the new information regarding overdraft facilities that must be highlighted in the statement of the checking accounts held by natural persons or individual micro-entrepreneurs (MEIs). The statement must contain the following information: (i) the limit of the overdraft facility; (ii) the overdraft balance due on the date the statement is issued; (iii) the amounts of the overdraft amount used daily, in the period of interest calculation; (iv) the amount and method of calculating the eventual fee charged for making the credit facility available; (v) the effective interest rate per month; and (vi) the amount of interest charged in the calculation period, up to the date the statement is issued, highlighting any deduction made as a result of charging the fee for making the facility available. Circular No. 3,981 will come into effect on June 1, 2020. Proposed regulatory changes Open Banking The Central Bank announced the initial guidelines for open banking regulation in Brazil through Notice No. 33,455 on April 25, 2019. Open Banking consists of the sharing of data and payment initiation services by financial institutions and other authorized entities, upon customer’s authorization and via integration of information systems. The Brazilian open banking model will consist of financial institutions, payment institutions and other entities licensed by the Central Bank by making it possible to share, in a phased-in approach, data on products and services, customer record data and customer transaction data. Open Banking will eventually cover the provision of payment initiation services. On November 28, 2019, the Central Bank launched Public Consultation No. 73/2019, which disclosed the draft resolution to implement Open Banking in Brazil to the public. Among other topics, the draft resolution sets forth in detail the participating institutions (mandatory and voluntary), the data and services covered, the requirements for sharing, the responsibilities for sharing, the implementation schedule and the convention to be concluded between the participating institutions. The Public Consultation is set to end on January 31, 2020, and as of this date, the Central Bank may still receive comments from market agents, which may result in changes to the proposed draft. Instant Payments The Central Bank intends to regulate important payment services in 2020, which will enable users to conduct payment transactions in real time – 24 hours a day, 365 days a year – with or without a bank account and at low costs. Initially, the working group formed by the Central Bank is conceiving a model that allows a wide range of payment transactions – individual to business; business to individual, business 31 to business, business to government and government to person – among other combinations that the new regulation may contemplate. Though many issues are yet to be addressed, the ecosystem has the potential to increase market competitiveness and efficiency, lower costs, and enhance customer experience. Foreign Exchange Market The Central Bank has forwarded, to the President of Brazil, a draft bill to reformulate the Brazilian foreign exchange market (“New Foreign Exchange Bill”). The draft also includes provision regarding the Brazilian capital held abroad and foreign capital held in Brazil. The initiative intends to modernize, simplify and increase legal certainty associated with the current regulatory framework for Brazilian foreign exchange legislation. The main aspects of the New Foreign Exchange Bill are: (i) the confirmation, at the legal level, that foreign exchange transactions may be carried out freely (provided that through entities authorized to operate in this market and subject to applicable rules); (ii) the granting of broad powers to the CMN and the Central Bank to regulate the foreign exchange market and its operations; (iii) the expansion of the international correspondence activity of Brazilian banks; (iv) the possibility of Brazilian banking institutions to invest and lend abroad funds raised in Brazil or abroad; (v) the exclusion of foreign currency purchase and sale operations of up to US$1,000 carried out between individuals on an occasional and non-professional basis, from its scope; and (vi) the granting of powers to the monetary authorities to establish situations in which the prohibition of private offsetting of credits between residents and nonresidents, as well as the payment in foreign currency in Brazil, would not apply. As of this date, the Brazilian Congress is still reviewing the proposal and it is not possible to estimate if and when it will be approved, or what changes will be proposed. Regulatory Sandbox On November 28, 2019, the Central Bank published Public Consultation No. 72/2019, regarding the Controlled Testing Environment for Financial Innovations (“Sandbox”) which is intended to enable institutions, which includes institutions that are not yet authorized to operate by the Central Bank, to test innovative projects related to matters under the supervision of the CMN or the Central Bank. The draft resolution released by the Central Bank establishes the applicable conditions for the implementation of the Sandbox, among which are the specific rules for the first cycle of tests, such as duration and number of participants, required documentation, criteria for the classification of institutions and the schedule for registration, selection and authorization processes of such entities, as well as initiatives that are strategic priorities of the Central Bank. The Public Consultation is set to end on January 31, 2020, and as of this date, the Central Bank is yet to receive contributions from market agents, which may result in alterations on the proposed draft. Resolution Bill for the Banking, Insurance and Capital Markets 32  to business, business to government and government to person – among other combinations that the new regulation may contemplate. Though many issues are yet to be addressed, the ecosystem has the potential to increase market competitiveness and efficiency, lower costs, and enhance customer experience. Foreign Exchange Market The Central Bank has forwarded, to the President of Brazil, a draft bill to reformulate the Brazilian foreign exchange market (“New Foreign Exchange Bill”). The draft also includes provision regarding the Brazilian capital held abroad and foreign capital held in Brazil. The initiative intends to modernize, simplify and increase legal certainty associated with the current regulatory framework for Brazilian foreign exchange legislation. The main aspects of the New Foreign Exchange Bill are: (i) the confirmation, at the legal level, that foreign exchange transactions may be carried out freely (provided that through entities authorized to operate in this market and subject to applicable rules); (ii) the granting of broad powers to the CMN and the Central Bank to regulate the foreign exchange market and its operations; (iii) the expansion of the international correspondence activity of Brazilian banks; (iv) the possibility of Brazilian banking institutions to invest and lend abroad funds raised in Brazil or abroad; (v) the exclusion of foreign currency purchase and sale operations of up to US$1,000 carried out between individuals on an occasional and non-professional basis, from its scope; and (vi) the granting of powers to the monetary authorities to establish situations in which the prohibition of private offsetting of credits between residents and nonresidents, as well as the payment in foreign currency in Brazil, would not apply. As of this date, the Brazilian Congress is still reviewing the proposal and it is not possible to estimate if and when it will be approved, or what changes will be proposed. Regulatory Sandbox On November 28, 2019, the Central Bank published Public Consultation No. 72/2019, regarding the Controlled Testing Environment for Financial Innovations (“Sandbox”) which is intended to enable institutions, which includes institutions that are not yet authorized to operate by the Central Bank, to test innovative projects related to matters under the supervision of the CMN or the Central Bank. The draft resolution released by the Central Bank establishes the applicable conditions for the implementation of the Sandbox, among which are the specific rules for the first cycle of tests, such as duration and number of participants, required documentation, criteria for the classification of institutions and the schedule for registration, selection and authorization processes of such entities, as well as initiatives that are strategic priorities of the Central Bank. The Public Consultation is set to end on January 31, 2020, and as of this date, the Central Bank is yet to receive contributions from market agents, which may result in alterations on the proposed draft. Resolution Bill for the Banking, Insurance and Capital Markets 32

On December 23, 2019, the Central Bank submitted to the Brazilian Congress a bill of supplementary law that aims at regulating new resolution regimes for financial institutions, insurance companies and other entities that are subject to the supervision of the Central Bank, SUSEP and the CVM. The bill is consistent with international standards provided by the Financial Stability Board (“FSB”) following the 2008 financial crisis. In replacement of the current regimes (i.e., intervention, extrajudicial liquidation and temporary special administration regime – RAET), the bill proposes two new resolution regimes: (i) the compulsory liquidation regime, in which a non-systemic institution would be withdrawn from the National Financial System through a more efficient and fast process than the current regimes; (ii) the stabilization regime, which would mitigate the risk of systemic crisis involving a relevant institution or activity of the National Financial System while allowing for essential activities of the bank to continue by means of, among others, the conversion of certain creditors’ rights into capital (bail-in). According to the Central Bank, the goal is to create more effective and modern solutions for problematic institutions, while still protecting the performance of the economy and giving stability to the financial system. If approved, the law is expected to come into effect 180 days from its publication. 33  On December 23, 2019, the Central Bank submitted to the Brazilian Congress a bill of supplementary law that aims at regulating new resolution regimes for financial institutions, insurance companies and other entities that are subject to the supervision of the Central Bank, SUSEP and the CVM. The bill is consistent with international standards provided by the Financial Stability Board (“FSB”) following the 2008 financial crisis. In replacement of the current regimes (i.e., intervention, extrajudicial liquidation and temporary special administration regime – RAET), the bill proposes two new resolution regimes: (i) the compulsory liquidation regime, in which a non-systemic institution would be withdrawn from the National Financial System through a more efficient and fast process than the current regimes; (ii) the stabilization regime, which would mitigate the risk of systemic crisis involving a relevant institution or activity of the National Financial System while allowing for essential activities of the bank to continue by means of, among others, the conversion of certain creditors’ rights into capital (bail-in). According to the Central Bank, the goal is to create more effective and modern solutions for problematic institutions, while still protecting the performance of the economy and giving stability to the financial system. If approved, the law is expected to come into effect 180 days from its publication. 33

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2020.

Itaú Unibanco Holding S.A.

By:	/s/ Candido Botelho Bracher
	Name:	Candido Botelho Bracher
	Title:	Chief Executive Officer

By:	/s/ Milton Maluhy Filho
	Name:	Milton Maluhy Filho
	Title:	Chief Financial Officer

FINANCIAL STATEMENTS 34 FINANCIAL STATEMENTS 34

Complete Financial Statements in IFRS %FDFNCFS 3 , 201 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú Complete Financial Statements in IFRS %FDFNCFS 3 , 201 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú

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www.pwc.com.br (A free translation of the original in Portuguese) I tau Unibanco Holding S.A. Consolidatedfinancial statements at December 31, 2019 and independent auditor's report pwc www.pwc.com.br (A free translation of the original in Portuguese) I tau Unibanco Holding S.A. Consolidatedfinancial statements at December 31, 2019 and independent auditor's report pwc pwc (A free translation of the original in Portuguese) Independent auditor's report To the Board of Directors and Stockholders Itau Unibanco Holding S.A. Opinion We have audited the accompanying financial statements of Itau Unibanco Holding S.A. ( Bank ) and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2019 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at December 31, 2019, and the consolidated financial performance and cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our 2019 audit of the financial statements. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Our 2019 audit was planned and executed considering that the operations of the Bank and its subsidiaries did not present significant modifications in relation to the previous year. In this context, the Key Audit Matters, as well as our audit approach, have remained substantially in line with those of the previous year. :,.······················································································································································································································· ''' '' ''' ''''''''' PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, Siio Paulo, SP, Brasil, 05001-903, Caixa Postal61005 T: (11) 3674-2000, www.pwc.com/br pwc (A free translation of the original in Portuguese) Independent auditor's report To the Board of Directors and Stockholders Itau Unibanco Holding S.A. Opinion We have audited the accompanying financial statements of Itau Unibanco Holding S.A. ( Bank ) and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2019 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at December 31, 2019, and the consolidated financial performance and cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our 2019 audit of the financial statements. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Our 2019 audit was planned and executed considering that the operations of the Bank and its subsidiaries did not present significant modifications in relation to the previous year. In this context, the Key Audit Matters, as well as our audit approach, have remained substantially in line with those of the previous year. :,.······················································································································································································································· ''' '' ''' ''''''''' PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, Siio Paulo, SP, Brasil, 05001-903, Caixa Postal61005 T: (11) 3674-2000, www.pwc.com/br

pwc !tau Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9 - Financial Instruments (Notes 2 .3(b), 2 .3(f), 2 .4(d), 5 to8 and to) The provision for expected loss continued to be an We confirmed our understanding of the process of area of focus in our audit, as it involves measurement the provision for expected loss and of Management's judgment in determining the financial assets and liabilities in accordance with necessary provision through the application of IFRS9. methodology and processes which use a variety of · assumptions, including, among others, prospective Regarding the impairment methodology, we information and criteria for determining a performed a number of audit procedures significant increase or decrease in credit risk .. to the: i) analysis of substantially related The financial instruments classified as fair value management's accounting policies in comparison through profit or loss include operations with low with IFRS 9 requirements; ii) testing of controls liquidity and no active market, which are related to the measurement of the provision for substantially comprised of securities issued by expected loss, which considers data, models and companies and by derivative contracts. The fair assumptions adopted by Management; iii) tests on value measurement of these financial instruments the models, including their approval and validation involves subjectivity, since it depends on valuation of assumptions adopted to determine the estimated techniques performed based on internal models that losses and recoveries. In addition, we tested the include Management assumptions in their fair guarantees, the projected cash flows, the credit valuation. renegotiations, the counterparty's risk assessment, the payment delays, and other aspects that could These matters also continued to be a focus of our result in a significant increase of the credit risk, as current year audit due to the relevance and well as the classification of operations in their proper subjectivity mentioned above. stages, pursuant to IFRS 9; iv) tests on inputs to models and, when available, we compared data and assumptions with market information; and v) analysis over Management's disclosures in the financial statements in order to comply with IFRS 7 - Financial Instruments: Disclosures and IFRS 9· We consider that the criteria and assumptions adopted by management in determining and recording the provision for expected loss are appropriate and consistent, in all material respects, in the context of the financial statements. Regarding the measurement of financial assets and financial liabilities, we highlight the application of certain audit procedures: i) analysis of Management's accounting policies in comparison with IFRS 9 requirements; ii) We updated our understanding of the valuation methodology used for these financial instruments and the main assumptions used by Management, as well as comparing them with independent methodologies and assumptions. We performed, on a pwc !tau Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9 - Financial Instruments (Notes 2 .3(b), 2 .3(f), 2 .4(d), 5 to8 and to) The provision for expected loss continued to be an We confirmed our understanding of the process of area of focus in our audit, as it involves measurement the provision for expected loss and of Management's judgment in determining the financial assets and liabilities in accordance with necessary provision through the application of IFRS9. methodology and processes which use a variety of · assumptions, including, among others, prospective Regarding the impairment methodology, we information and criteria for determining a performed a number of audit procedures significant increase or decrease in credit risk .. to the: i) analysis of substantially related The financial instruments classified as fair value management's accounting policies in comparison through profit or loss include operations with low with IFRS 9 requirements; ii) testing of controls liquidity and no active market, which are related to the measurement of the provision for substantially comprised of securities issued by expected loss, which considers data, models and companies and by derivative contracts. The fair assumptions adopted by Management; iii) tests on value measurement of these financial instruments the models, including their approval and validation involves subjectivity, since it depends on valuation of assumptions adopted to determine the estimated techniques performed based on internal models that losses and recoveries. In addition, we tested the include Management assumptions in their fair guarantees, the projected cash flows, the credit valuation. renegotiations, the counterparty's risk assessment, the payment delays, and other aspects that could These matters also continued to be a focus of our result in a significant increase of the credit risk, as current year audit due to the relevance and well as the classification of operations in their proper subjectivity mentioned above. stages, pursuant to IFRS 9; iv) tests on inputs to models and, when available, we compared data and assumptions with market information; and v) analysis over Management's disclosures in the financial statements in order to comply with IFRS 7 - Financial Instruments: Disclosures and IFRS 9· We consider that the criteria and assumptions adopted by management in determining and recording the provision for expected loss are appropriate and consistent, in all material respects, in the context of the financial statements. Regarding the measurement of financial assets and financial liabilities, we highlight the application of certain audit procedures: i) analysis of Management's accounting policies in comparison with IFRS 9 requirements; ii) We updated our understanding of the valuation methodology used for these financial instruments and the main assumptions used by Management, as well as comparing them with independent methodologies and assumptions. We performed, on a pwc !tau Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit sample basis, the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the disclosures in the accompanying notes to the Financial Statements. Information technology environment Itau Unibanco Holding S.A. and its subsidiaries rely As part of our audit procedures, with the support of on their technology structure to process their our specialists, we assessed the information operations and prepare their financial statements. technology environment, including the automated Technology represents a fundamental aspect on the controls of the application systems that are evolution of the Bank's business and, over the last significant for the preparation of the financial years, significant short and long-term investments statements. have been made in the information technology systems and processes. The procedures performed comprised the combination of relevant tests of design and Due to the history of acquisitions and size of the effectiveness of controls and, when necessary, the related operations, the technology structure is tests of compensating controls, as well as the comprised of more than environment with different performance of tests related to the information processes and segregated controls. security, including the access management control and the segregation of duties. The lack of adequacy of the general controls of the technology environment and of the controls that The audit procedures applied resulted in depend on technology systems may result in the appropriate evidence that was considered in incorrect processing of critical information used to determining the nature, timing and extent of other prepare the financial statements, as well as risks audit procedures. related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. Deferred Tax (Notes 2 ,3(h), 2.4 G) e 24(b)) The deferred tax assets arising from temporary We confirmed our understanding and tested the differences, income tax losses carryforward and design and the effectiveness of the main controls negative basis of social contribution are recorded to established by management to calculate the the extent Management considers probable that deferred tax assets, the recording of such credits Itau Unibanco Holding S.A. and its subsidiaries will and disclosures in accordance with the accounting generate future taxable profits sufficient to use standards, including the necessity of analyzing the these tax credits. The projection of the future perspectives for the realization of these assets via taxable profits takes into account a number of projections of future taxable profit. subjective assumptions established by Management. We compared the critical assumptions used for projecting future results with macroeconomic We continue to consider this an area offocus of our information disclosed by the market and with the audit, as the use of different assumptions in the historical data in order to support the consistency projection of future taxable profits could of these estimates. significantly change the amounts and terms pwc !tau Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit sample basis, the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the disclosures in the accompanying notes to the Financial Statements. Information technology environment Itau Unibanco Holding S.A. and its subsidiaries rely As part of our audit procedures, with the support of on their technology structure to process their our specialists, we assessed the information operations and prepare their financial statements. technology environment, including the automated Technology represents a fundamental aspect on the controls of the application systems that are evolution of the Bank's business and, over the last significant for the preparation of the financial years, significant short and long-term investments statements. have been made in the information technology systems and processes. The procedures performed comprised the combination of relevant tests of design and Due to the history of acquisitions and size of the effectiveness of controls and, when necessary, the related operations, the technology structure is tests of compensating controls, as well as the comprised of more than environment with different performance of tests related to the information processes and segregated controls. security, including the access management control and the segregation of duties. The lack of adequacy of the general controls of the technology environment and of the controls that The audit procedures applied resulted in depend on technology systems may result in the appropriate evidence that was considered in incorrect processing of critical information used to determining the nature, timing and extent of other prepare the financial statements, as well as risks audit procedures. related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. Deferred Tax (Notes 2 ,3(h), 2.4 G) e 24(b)) The deferred tax assets arising from temporary We confirmed our understanding and tested the differences, income tax losses carryforward and design and the effectiveness of the main controls negative basis of social contribution are recorded to established by management to calculate the the extent Management considers probable that deferred tax assets, the recording of such credits Itau Unibanco Holding S.A. and its subsidiaries will and disclosures in accordance with the accounting generate future taxable profits sufficient to use standards, including the necessity of analyzing the these tax credits. The projection of the future perspectives for the realization of these assets via taxable profits takes into account a number of projections of future taxable profit. subjective assumptions established by Management. We compared the critical assumptions used for projecting future results with macroeconomic We continue to consider this an area offocus of our information disclosed by the market and with the audit, as the use of different assumptions in the historical data in order to support the consistency projection of future taxable profits could of these estimates. significantly change the amounts and terms pwc !tau Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit expected for the realization of deferred taxes, with With the support of our specialists in the tax area, consequent accounting impact. we performed tests on the nature and amounts of the temporary differences, fiscal losses and negative bases of social contribution, subject to future tax deduction. We believe that the assumptions adopted by Management in the determination and recording of deferred tax assets are appropriate and consistent with the disclosures in the accompanying notes to the Financial Statements. Realization of goodwill and intangible assets (Notes 2.3 (g), 2.4(aiii), 2.4 (h) and 14) The balances of goodwill and intangible assets are We confirmed our understanding and tested the tested semiannually for impairment. These tests design and effectiveness of the main controls involve estimates and significant judgment, established, including the analysis of the critical including the identification of cash-generation judgment and assumptions used by management. units. The determination of expected cash flows and the risk-adjusted interest rate for each cash We tested the most relevant projections and generating unit or group of cash-generating units assumptions for the determination of the requires that management apply judgment and impairment test of goodwill and intangible assets as estimates. prepared by Management, to assess the reasonableness of these realization estimates. We continued focusing on this area in our audit because: (i) it involves the projection of future We believe that the assumptions that management results, in which using different assumptions may adopted to evaluate the realization of intangible significantly modify the perspective of realization of assets are appropriate and that the disclosures in these assets and the possible need to account for the accompanying notes are consistent with the impairment, with consequent impact on the information obtained. financial statements; and (ii) of the relevance of these accounts in the context of the financial statements. Provision for contingent liabilities (Notes 2 .3Q), 2.4 .(n) and 29) Itau Unibanco Holding S.A. and its subsidiaries We confirmed our understanding and tested the have contingent liabilities mainly arising from design and the effectiveness of the main controls judicial and administrative proceedings, inherent to used to identify, assess, monitor, measure, record, the normal course of their business, filed by third and disclose the provision for contingent liabilities, parties, former employees, and public agencies, including the totality and the integrity of the involving civil, labor, tax, and social security database. matters. We tested the models used to quantify judicial In general, the settlement of these proceedings proceedings of civil and labor natures considered takes a long time and involve not only discussions on a group basis. We were supported by our pwc !tau Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit expected for the realization of deferred taxes, with With the support of our specialists in the tax area, consequent accounting impact. we performed tests on the nature and amounts of the temporary differences, fiscal losses and negative bases of social contribution, subject to future tax deduction. We believe that the assumptions adopted by Management in the determination and recording of deferred tax assets are appropriate and consistent with the disclosures in the accompanying notes to the Financial Statements. Realization of goodwill and intangible assets (Notes 2.3 (g), 2.4(aiii), 2.4 (h) and 14) The balances of goodwill and intangible assets are We confirmed our understanding and tested the tested semiannually for impairment. These tests design and effectiveness of the main controls involve estimates and significant judgment, established, including the analysis of the critical including the identification of cash-generation judgment and assumptions used by management. units. The determination of expected cash flows and the risk-adjusted interest rate for each cash We tested the most relevant projections and generating unit or group of cash-generating units assumptions for the determination of the requires that management apply judgment and impairment test of goodwill and intangible assets as estimates. prepared by Management, to assess the reasonableness of these realization estimates. We continued focusing on this area in our audit because: (i) it involves the projection of future We believe that the assumptions that management results, in which using different assumptions may adopted to evaluate the realization of intangible significantly modify the perspective of realization of assets are appropriate and that the disclosures in these assets and the possible need to account for the accompanying notes are consistent with the impairment, with consequent impact on the information obtained. financial statements; and (ii) of the relevance of these accounts in the context of the financial statements. Provision for contingent liabilities (Notes 2 .3Q), 2.4 .(n) and 29) Itau Unibanco Holding S.A. and its subsidiaries We confirmed our understanding and tested the have contingent liabilities mainly arising from design and the effectiveness of the main controls judicial and administrative proceedings, inherent to used to identify, assess, monitor, measure, record, the normal course of their business, filed by third and disclose the provision for contingent liabilities, parties, former employees, and public agencies, including the totality and the integrity of the involving civil, labor, tax, and social security database. matters. We tested the models used to quantify judicial In general, the settlement of these proceedings proceedings of civil and labor natures considered takes a long time and involve not only discussions on a group basis. We were supported by our pwc Itau Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit on the matter itself, but also complex specialists in the labor, legal, and fiscal areas, process-related aspects, depending on the according to the nature of each proceeding. applicable legislation. Also, we performed external confirmation In the civil and labor cases, there is the possibility procedures with both internal and external lawyers of early termination of processes through responsible for the proceedings. agreements. We considered that the criteria and assumptions adopted by Management for determining the During 2019, efforts continued to be made to sign provision for contingent liabilities, as well as the the settlement instruments for the settlement of information disclosed in the financial statements, civil lawsuits related to economic plans. are appropriate. Besides the subjective aspects in determining the possibility ofloss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording and disclosing the required items, we continue to consider this an area of audit focus. Other matters Statements of added value The consolidated statement of added value for the year ended December 31, 2019, prepared under the responsibility of the Bank's management and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank's financial statements. For the purpose of forming our opinion, we evaluated whether this statement is reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Added Value . In our opinion, this statement of added value has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the financial statements taken as a whole. Other information accompanying the financial statements and the auditor's report The Bank's management is responsible for the other information that comprises the Management Report. Our opinion on the financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. pwc Itau Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit on the matter itself, but also complex specialists in the labor, legal, and fiscal areas, process-related aspects, depending on the according to the nature of each proceeding. applicable legislation. Also, we performed external confirmation In the civil and labor cases, there is the possibility procedures with both internal and external lawyers of early termination of processes through responsible for the proceedings. agreements. We considered that the criteria and assumptions adopted by Management for determining the During 2019, efforts continued to be made to sign provision for contingent liabilities, as well as the the settlement instruments for the settlement of information disclosed in the financial statements, civil lawsuits related to economic plans. are appropriate. Besides the subjective aspects in determining the possibility ofloss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording and disclosing the required items, we continue to consider this an area of audit focus. Other matters Statements of added value The consolidated statement of added value for the year ended December 31, 2019, prepared under the responsibility of the Bank's management and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank's financial statements. For the purpose of forming our opinion, we evaluated whether this statement is reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Added Value . In our opinion, this statement of added value has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the financial statements taken as a whole. Other information accompanying the financial statements and the auditor's report The Bank's management is responsible for the other information that comprises the Management Report. Our opinion on the financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

p-wc Itau Unibanco Holding S.A. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (!FRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Consolidated or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank's and its subsidiaries financial reporting process. Auditor's responsibilities for the audit of consolidated financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern. p-wc Itau Unibanco Holding S.A. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (!FRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Consolidated or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank's and its subsidiaries financial reporting process. Auditor's responsibilities for the audit of consolidated financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

pwc Itau Unibanco Holding S.A. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the year ended December 31, 2019 and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Sao Paulo, February 10, 2020 =:S~ Auditores Independentes CRC 2SPoo016ojO-s Emers erte da Silva Contad r CRC 1SP171089/0-pwc Itau Unibanco Holding S.A. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the year ended December 31, 2019 and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Sao Paulo, February 10, 2020 =:S~ Auditores Independentes CRC 2SPoo016ojO-s Emers erte da Silva Contad r CRC 1SP171089/0-

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 12/31/2019 12/31/2018 Cash 30,367 37,159 Financial Assets 1,501,481 1,424,876 Compulsory deposits in the Central Bank of Brazil 91,248 94,148 At Amortized Cost 1,010,644 994,759 Interbank deposits 4 34,583 26,420 Securities purchased under agreements to resell 4 198,428 280,136 Securities 9 133,119 110,395 Loan and lease operations 10 585,791 536,091 Other financial assets 18a 94,752 75,090 (-) Provision for Expected Loss 4, 9 and 10 (36,029) (33,373) At Fair Value Through Other Comprehensive Income 76,660 49,323 Securities 8 76,660 49,323 At Fair Value Through Profit or Loss 322,929 286,646 Securities 5 281,075 263,180 Derivatives 6 and 7 41,854 23,466 Investments in associates and joint ventures 11 15,097 12,019 Fixed assets, net 13 7,166 7,302 Goodwill and Intangible assets, net 14 19,719 19,329 Tax assets 48,960 42,830 Income tax and social contribution - current 1,644 2,831 Income tax and social contribution - deferred 24b 38,914 32,781 Other 8,402 7,218 Other assets 18a 14,691 9,282 1,637,481 1,552,797 Total assets The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.1ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 12/31/2019 12/31/2018 Cash 30,367 37,159 Financial Assets 1,501,481 1,424,876 Compulsory deposits in the Central Bank of Brazil 91,248 94,148 At Amortized Cost 1,010,644 994,759 Interbank deposits 4 34,583 26,420 Securities purchased under agreements to resell 4 198,428 280,136 Securities 9 133,119 110,395 Loan and lease operations 10 585,791 536,091 Other financial assets 18a 94,752 75,090 (-) Provision for Expected Loss 4, 9 and 10 (36,029) (33,373) At Fair Value Through Other Comprehensive Income 76,660 49,323 Securities 8 76,660 49,323 At Fair Value Through Profit or Loss 322,929 286,646 Securities 5 281,075 263,180 Derivatives 6 and 7 41,854 23,466 Investments in associates and joint ventures 11 15,097 12,019 Fixed assets, net 13 7,166 7,302 Goodwill and Intangible assets, net 14 19,719 19,329 Tax assets 48,960 42,830 Income tax and social contribution - current 1,644 2,831 Income tax and social contribution - deferred 24b 38,914 32,781 Other 8,402 7,218 Other assets 18a 14,691 9,282 1,637,481 1,552,797 Total assets The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.1

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders' equity Note 12/31/2019 12/31/2018 Financial Liabilities 1,211,999 1,151,237 At Amortized Cost 1,159,830 1,119,734 507,060 463,424 Deposits 15 Securities sold under repurchase agreements 17a 256,583 330,237 Interbank market funds 17b 174,862 134,670 Institutional market funds 17c 104,244 93,974 Other financial liabilities 18b 117,081 97,429 At Fair Value Through Profit or Loss 48,029 27,711 Derivatives 6 and 7 47,828 27,519 Structured notes 16 201 192 Provision for Expected Loss 10 4,140 3,792 Loan Commitments 3,303 2,601 837 1,191 Financial Guarantees Provision for insurance and private pensions 27c 218,334 201,187 Provisions 29 21,454 18,613 Tax liabilities 7,891 5,284 24c Income tax and social contribution - current 3,997 2,058 Income tax and social contribution - deferred 24b 1,058 447 2,836 2,779 Other Other liabilities 18b 28,338 26,010 Total liabilities 1,488,016 1,402,331 Capital 19a 97,148 97,148 Treasury shares 19a (1,274) (1,820) Additional paid-in capital 19c 2,175 2,120 Appropriated reserves 19c 12,948 13,480 Unappropriated reserves 29,878 29,666 19c Cumulative other comprehensive income (3,950) (3,812) Total stockholders’ equity attributed to the owners of the parent company 136,925 136,782 Non-controlling interests 19d 12,540 13,684 Total stockholders’ equity 149,465 150,466 Total liabilities and stockholders' equity 1,637,481 1,552,797 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.2ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders' equity Note 12/31/2019 12/31/2018 Financial Liabilities 1,211,999 1,151,237 At Amortized Cost 1,159,830 1,119,734 507,060 463,424 Deposits 15 Securities sold under repurchase agreements 17a 256,583 330,237 Interbank market funds 17b 174,862 134,670 Institutional market funds 17c 104,244 93,974 Other financial liabilities 18b 117,081 97,429 At Fair Value Through Profit or Loss 48,029 27,711 Derivatives 6 and 7 47,828 27,519 Structured notes 16 201 192 Provision for Expected Loss 10 4,140 3,792 Loan Commitments 3,303 2,601 837 1,191 Financial Guarantees Provision for insurance and private pensions 27c 218,334 201,187 Provisions 29 21,454 18,613 Tax liabilities 7,891 5,284 24c Income tax and social contribution - current 3,997 2,058 Income tax and social contribution - deferred 24b 1,058 447 2,836 2,779 Other Other liabilities 18b 28,338 26,010 Total liabilities 1,488,016 1,402,331 Capital 19a 97,148 97,148 Treasury shares 19a (1,274) (1,820) Additional paid-in capital 19c 2,175 2,120 Appropriated reserves 19c 12,948 13,480 Unappropriated reserves 29,878 29,666 19c Cumulative other comprehensive income (3,950) (3,812) Total stockholders’ equity attributed to the owners of the parent company 136,925 136,782 Non-controlling interests 19d 12,540 13,684 Total stockholders’ equity 149,465 150,466 Total liabilities and stockholders' equity 1,637,481 1,552,797 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.2

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income Periods ended (In millions of Reais, except for number of shares and earnings per share information) 01/01 to 01/01 to 01/01 to Note 12/31/2019 12/31/2018 12/31/2017 Operating Revenues 117,079 104,200 111,523 Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 21a 117,523 110,324 122,703 Interest, similar income and dividend of financial assets at fair value through profit or loss 22,760 22,853 22,938 Interest and similar expenses 21b (75,958) (70,612) (78,330) Adjustments to Fair Value of Financial Assets and Liabilities 21c 4,098 (4,834) 4,181 Foreign exchange results and exchange variations in foreign transactions 927 2,974 (250) Revenues from banking services 22 39,032 36,809 34,448 Income from insurance and private pension operations before claim and selling expenses 4,553 3,961 4,699 Revenues from insurance premiuns and private pensions 19,624 24,097 26,876 Change in provision for insurance and private pension (15,071) (20,136) (22,177) Other income 3 4,144 2,725 1,134 Expected Loss from Financial Assets and Claims (18,567) (10,182) (20,966) Expected Loss with Loan Operations and Lease Operations 10c (18,298) (10,587) (18,381) Expected Loss with Other Financial Assets (Net) 1,026 1,633 (1,393) (Expenses) Recovery of claims (1,295) (1,228) (1,192) Operating Revenues Net of Expected Losses from Financial Assets and Claims 98,512 94,018 90,557 Other operating income (expenses) (67,269) (63,410) (59,975) General and administrative expenses 23 (61,012) (57,538) (53,494) Tax expenses (7,572) (6,619) (7,031) Share of profit or (loss) in associates and joint ventures 11 1,315 747 550 Net income before income tax and social contribution 31,243 30,608 30,582 Current income tax and social contribution 24a (9,092) (2,564) (4,539) Deferred income tax and social contribution 24a 5,662 (2,405) (2,818) Net income 27,813 25,639 23,225 Net income attributable to owners of the parent company 25 27,113 24,907 23,193 Net income attributable to non-controlling interests 19d 700 732 32 Earnings per share - basic 25 Common 2.78 2.56 2.38 2.38 Preferred 2.78 2.56 Earnings per share - diluted 25 2.36 Common 2.77 2.55 2.36 Preferred 2.77 2.55 Weighted average number of shares outstanding - basic 25 Common 4,958,290,359 4,958,290,359 5,021,834,934 4,734,030,111 Preferred 4,781,855,588 4,759,872,085 Weighted average number of shares outstanding - diluted 25 5,021,834,934 Common 4,958,290,359 4,958,290,359 Preferred 4,826,925,107 4,815,473,777 4,796,645,028 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.3ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income Periods ended (In millions of Reais, except for number of shares and earnings per share information) 01/01 to 01/01 to 01/01 to Note 12/31/2019 12/31/2018 12/31/2017 Operating Revenues 117,079 104,200 111,523 Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 21a 117,523 110,324 122,703 Interest, similar income and dividend of financial assets at fair value through profit or loss 22,760 22,853 22,938 Interest and similar expenses 21b (75,958) (70,612) (78,330) Adjustments to Fair Value of Financial Assets and Liabilities 21c 4,098 (4,834) 4,181 Foreign exchange results and exchange variations in foreign transactions 927 2,974 (250) Revenues from banking services 22 39,032 36,809 34,448 Income from insurance and private pension operations before claim and selling expenses 4,553 3,961 4,699 Revenues from insurance premiuns and private pensions 19,624 24,097 26,876 Change in provision for insurance and private pension (15,071) (20,136) (22,177) Other income 3 4,144 2,725 1,134 Expected Loss from Financial Assets and Claims (18,567) (10,182) (20,966) Expected Loss with Loan Operations and Lease Operations 10c (18,298) (10,587) (18,381) Expected Loss with Other Financial Assets (Net) 1,026 1,633 (1,393) (Expenses) Recovery of claims (1,295) (1,228) (1,192) Operating Revenues Net of Expected Losses from Financial Assets and Claims 98,512 94,018 90,557 Other operating income (expenses) (67,269) (63,410) (59,975) General and administrative expenses 23 (61,012) (57,538) (53,494) Tax expenses (7,572) (6,619) (7,031) Share of profit or (loss) in associates and joint ventures 11 1,315 747 550 Net income before income tax and social contribution 31,243 30,608 30,582 Current income tax and social contribution 24a (9,092) (2,564) (4,539) Deferred income tax and social contribution 24a 5,662 (2,405) (2,818) Net income 27,813 25,639 23,225 Net income attributable to owners of the parent company 25 27,113 24,907 23,193 Net income attributable to non-controlling interests 19d 700 732 32 Earnings per share - basic 25 Common 2.78 2.56 2.38 2.38 Preferred 2.78 2.56 Earnings per share - diluted 25 2.36 Common 2.77 2.55 2.36 Preferred 2.77 2.55 Weighted average number of shares outstanding - basic 25 Common 4,958,290,359 4,958,290,359 5,021,834,934 4,734,030,111 Preferred 4,781,855,588 4,759,872,085 Weighted average number of shares outstanding - diluted 25 5,021,834,934 Common 4,958,290,359 4,958,290,359 Preferred 4,826,925,107 4,815,473,777 4,796,645,028 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.3

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 01/01 to 01/01 to 01/01 to Note 12/31/2019 12/31/2018 12/31/2017 Net income 27,813 25,639 23,225 Financial assets at fair value through other comprehensive income 1,810 (166) 652 Change in fair value 2,883 (576) 997 Tax effect (696) 270 (415) (Gains) / losses transferred to income statement 21c (628) 254 128 Tax effect 251 (114) (58) Hedge (16) (1,135) (571) Cash flow hedge 7 (56) (81) (29) Change in fair value (191) (256) (86) Tax effect 135 175 57 Hedge of net investment in foreign operation 74 0 (1,054) (542) Change in fair value 83 (1,793) (1,055) Tax effect (43) 739 513 (*) Remeasurements of liabilities for post-employment benefits (350) (164) (10) Remeasurements 26 (648) (267) 33 Tax effect 298 103 (43) Foreign exchange variation in foreign investments (1,582) 1,139 582 Total other comprehensive income (138) (326) 653 Total comprehensive income 27,675 25,313 23,878 Comprehensive income attributable to non-controlling interests 700 732 32 Comprehensive income attributable to the owners of the parent company 26,975 24,581 23,846 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.4ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 01/01 to 01/01 to 01/01 to Note 12/31/2019 12/31/2018 12/31/2017 Net income 27,813 25,639 23,225 Financial assets at fair value through other comprehensive income 1,810 (166) 652 Change in fair value 2,883 (576) 997 Tax effect (696) 270 (415) (Gains) / losses transferred to income statement 21c (628) 254 128 Tax effect 251 (114) (58) Hedge (16) (1,135) (571) Cash flow hedge 7 (56) (81) (29) Change in fair value (191) (256) (86) Tax effect 135 175 57 Hedge of net investment in foreign operation 74 0 (1,054) (542) Change in fair value 83 (1,793) (1,055) Tax effect (43) 739 513 (*) Remeasurements of liabilities for post-employment benefits (350) (164) (10) Remeasurements 26 (648) (267) 33 Tax effect 298 103 (43) Foreign exchange variation in foreign investments (1,582) 1,139 582 Total other comprehensive income (138) (326) 653 Total comprehensive income 27,675 25,313 23,878 Comprehensive income attributable to non-controlling interests 700 732 32 Comprehensive income attributable to the owners of the parent company 26,975 24,581 23,846 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.4

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended December 31, 2019, 2018 and 2017 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained at Fair Value Gains and Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings Through Other losses – capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2017 97,148 (1,882) 1,785 3,443 23,740 - (1,596) (815) 2,085 (3,813) 120,095 12,289 132,384 Transactions with owners - (861) 145 12,480 - (19,201) - - - - (7,437) 657 (6,780) - (861) 64 (1,178) - - - - - - (1,975) - (1,975) Treasury shares - (3,089) - - - - - - - - (3,089) - (3,089) Acquisition of treasury shares (Note 19a) Cancellation of treasury shares – Meeting of the Board of Directors 12/15/2017 - 1,178 - (1,178) - - - - - - - - - Result of delivery of treasury shares - 1,050 64 - - - - - - - 1,114 - 1,114 Recognition of share-based payment plans - - 81 - - - - - - - 81 - 81 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 1,002 1,002 Dividends / interest on capital – Special profit reserve (Note 19b) - - - 13,658 - (19,201) - - - - (5,543) (345) (5,888) Dividends / Interest on capital paid in 2017 - Year 2016 - Special profit reserve - - - (5,048) - - - - - - (5,048) - (5,048) Corporate reorganizations (Note 2.4 a III) - - - (63) - - - - - - (63) - (63) - - - - (15) - - - - - (15) - (15) Other - - - - - 23,193 652 (10) 582 (571) 23,846 32 23,878 Total comprehensive income Net income - - - - - 23,193 - - - - 23,193 32 23,225 Other comprehensive income for the period - - - - - - 652 (10) 582 (571) 653 - 653 Appropriations: Legal reserve - - - 1,055 - (1,055) - - - - - - - Statutory reserve - - - 632 2,305 (2,937) - - - - - - - Balance at 12/31/2017 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Change in the period - (861) 145 9,056 2,290 - 652 (10) 582 (571) 11,283 1 689 1,972 Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Transactions with owners - 923 190 14,145 - (20,848) - - - - (5,590) (26) (5,616) Treasury shares - 923 422 (534) - - - - - - 811 - 811 - 534 - (534) - - - - - - - - - Cancellation of treasury shares – Meeting of the Board of Directors 02/22/2018 Acquisition of treasury shares - (510) - - - - - - - - (510) - (510) Result of delivery of treasury shares - 899 422 - - - - - - - 1,321 - 1,321 Recognition of share-based payment plans - - (232) - - - - - - - (232) - (232) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 131 131 Dividends / interest on capital – Special profit reserve - - - 14,679 - (20,848) - - - - (6,169) (157) (6,326) Dividends / Interest on capital paid in 2018 – declared after 12/31/2017 - - - (13,673) - - - - - - (13,673) - (13,673) Unclaimed dividends - - - - - 4 - - - - 4 - 4 - - - (592) - - - - - - (592) - (592) Corporate reorganizations - - - - 674 - - - - - 674 - 674 Other Total comprehensive income - - - - - 24,907 (166) (164) 1,139 (1,135) 24,581 732 25,313 Net income - - - - - 24,907 - - - - 24,907 732 25,639 Other comprehensive income for the period - - - - - - (166) (164) 1,139 (1,135) (326) - (326) Appropriations: Legal reserve - - - 1,097 - (1,097) - - - - - - - - - - 4 2,962 (2,966) - - - - - - - Statutory reserve Balance at 12/31/2018 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 Change in the period - 923 190 981 3,636 - (166) (164) 1,139 (1,135) 5,404 706 6,110 Balance at 01/01/2019 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 - 546 55 9,811 - (19,597) - - - - (9,185) (1,844) (11,029) Transactions with owners Treasury shares - 546 351 - - - - - - - 897 - 897 Result of delivery of treasury shares - 546 351 - - - - - - - 897 - 897 - - (296) - - - - - - - (296) - (296) Recognition of share-based payment plans (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - (1,567) (1,567) Dividends / interest on capital – Special profit reserve - - - 9,811 - (19,597) - - - - (9,786) (277) (10,063) Dividends / Interest on capital paid in 2019 – declared after 12/31/2018 - - - (17,500) - - - - - - (17,500) - (17,500) Unclaimed dividends and Interest on capital - - - - - 42 - - - - 42 - 42 (3) Other - - - - (189) - - - - - (189) - (189) - - - - - 27,113 1,810 (350) (1,582) (16) 26,975 700 27,675 Total comprehensive income Net income - - - - - 27,113 - - - - 27,113 700 27,813 Other comprehensive income for the period - - - - - - 1,810 (350) (1,582) (16) (138) - (138) Appropriations: Legal reserve - - - 1,336 - (1,336) - - - - - - - Statutory reserve - - - 5,821 401 (6,222) - - - - - - - Balance at 12/31/2019 97,148 (1,274) 2,175 12,948 29,878 - 700 (1,339) 2,224 (5,535) 136,925 12,540 149,465 Change in the period - 546 55 (532) 212 - 1,810 (350) (1,582) (16) 143 (1,144) (1,001) (1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.5ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended December 31, 2019, 2018 and 2017 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained at Fair Value Gains and Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings Through Other losses – capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2017 97,148 (1,882) 1,785 3,443 23,740 - (1,596) (815) 2,085 (3,813) 120,095 12,289 132,384 Transactions with owners - (861) 145 12,480 - (19,201) - - - - (7,437) 657 (6,780) - (861) 64 (1,178) - - - - - - (1,975) - (1,975) Treasury shares - (3,089) - - - - - - - - (3,089) - (3,089) Acquisition of treasury shares (Note 19a) Cancellation of treasury shares – Meeting of the Board of Directors 12/15/2017 - 1,178 - (1,178) - - - - - - - - - Result of delivery of treasury shares - 1,050 64 - - - - - - - 1,114 - 1,114 Recognition of share-based payment plans - - 81 - - - - - - - 81 - 81 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 1,002 1,002 Dividends / interest on capital – Special profit reserve (Note 19b) - - - 13,658 - (19,201) - - - - (5,543) (345) (5,888) Dividends / Interest on capital paid in 2017 - Year 2016 - Special profit reserve - - - (5,048) - - - - - - (5,048) - (5,048) Corporate reorganizations (Note 2.4 a III) - - - (63) - - - - - - (63) - (63) - - - - (15) - - - - - (15) - (15) Other - - - - - 23,193 652 (10) 582 (571) 23,846 32 23,878 Total comprehensive income Net income - - - - - 23,193 - - - - 23,193 32 23,225 Other comprehensive income for the period - - - - - - 652 (10) 582 (571) 653 - 653 Appropriations: Legal reserve - - - 1,055 - (1,055) - - - - - - - Statutory reserve - - - 632 2,305 (2,937) - - - - - - - Balance at 12/31/2017 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Change in the period - (861) 145 9,056 2,290 - 652 (10) 582 (571) 11,283 1 689 1,972 Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Transactions with owners - 923 190 14,145 - (20,848) - - - - (5,590) (26) (5,616) Treasury shares - 923 422 (534) - - - - - - 811 - 811 - 534 - (534) - - - - - - - - - Cancellation of treasury shares – Meeting of the Board of Directors 02/22/2018 Acquisition of treasury shares - (510) - - - - - - - - (510) - (510) Result of delivery of treasury shares - 899 422 - - - - - - - 1,321 - 1,321 Recognition of share-based payment plans - - (232) - - - - - - - (232) - (232) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 131 131 Dividends / interest on capital – Special profit reserve - - - 14,679 - (20,848) - - - - (6,169) (157) (6,326) Dividends / Interest on capital paid in 2018 – declared after 12/31/2017 - - - (13,673) - - - - - - (13,673) - (13,673) Unclaimed dividends - - - - - 4 - - - - 4 - 4 - - - (592) - - - - - - (592) - (592) Corporate reorganizations - - - - 674 - - - - - 674 - 674 Other Total comprehensive income - - - - - 24,907 (166) (164) 1,139 (1,135) 24,581 732 25,313 Net income - - - - - 24,907 - - - - 24,907 732 25,639 Other comprehensive income for the period - - - - - - (166) (164) 1,139 (1,135) (326) - (326) Appropriations: Legal reserve - - - 1,097 - (1,097) - - - - - - - - - - 4 2,962 (2,966) - - - - - - - Statutory reserve Balance at 12/31/2018 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 Change in the period - 923 190 981 3,636 - (166) (164) 1,139 (1,135) 5,404 706 6,110 Balance at 01/01/2019 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 - 546 55 9,811 - (19,597) - - - - (9,185) (1,844) (11,029) Transactions with owners Treasury shares - 546 351 - - - - - - - 897 - 897 Result of delivery of treasury shares - 546 351 - - - - - - - 897 - 897 - - (296) - - - - - - - (296) - (296) Recognition of share-based payment plans (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - (1,567) (1,567) Dividends / interest on capital – Special profit reserve - - - 9,811 - (19,597) - - - - (9,786) (277) (10,063) Dividends / Interest on capital paid in 2019 – declared after 12/31/2018 - - - (17,500) - - - - - - (17,500) - (17,500) Unclaimed dividends and Interest on capital - - - - - 42 - - - - 42 - 42 (3) Other - - - - (189) - - - - - (189) - (189) - - - - - 27,113 1,810 (350) (1,582) (16) 26,975 700 27,675 Total comprehensive income Net income - - - - - 27,113 - - - - 27,113 700 27,813 Other comprehensive income for the period - - - - - - 1,810 (350) (1,582) (16) (138) - (138) Appropriations: Legal reserve - - - 1,336 - (1,336) - - - - - - - Statutory reserve - - - 5,821 401 (6,222) - - - - - - - Balance at 12/31/2019 97,148 (1,274) 2,175 12,948 29,878 - 700 (1,339) 2,224 (5,535) 136,925 12,540 149,465 Change in the period - 546 55 (532) 212 - 1,810 (350) (1,582) (16) 143 (1,144) (1,001) (1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.5

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to 01/01 to Note 12/31/2019 12/31/2018 12/31/2017 Adjusted net income 61,198 62,890 73,222 Net income 27,813 25,639 23,225 Adjustments to net income: 33,385 37,251 49,997 Share-based payment (141) (98) 215 Adjustments to fair value of financial assets through Profit or Loss and Derivatives 310 551 452 Effects of changes in exchange rates on cash and cash equivalents (54) (990) 642 Expected Loss from Financial Assets and Claims 18,567 10,182 20,966 Income from interest and foreign exchange variation from operations with subordinated debt 4,433 8,759 4,714 Provision for insurance and private pension 15,071 20,136 22,177 Depreciation and amortization 13 and 14 3,561 3,567 3,169 Expense from update / charges on the provision for civil, labor, tax and legal obligations 1,925 1,037 1,325 5,132 2,465 3,641 Provision for civil, labor, tax and legal obligations (519) (199) (345) Revenue from update / charges on deposits in escrow Deferred taxes (excluding hedge tax effects) 24b 2,499 10,287 3,972 Income from share in the net income of associates and joint ventures and other investments (1,315) (747) (550) Income from Financial assets - At fair value through other comprehensive income 21c (628) 254 128 Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income (8,420) (12,808) (9,073) Income from Interest and foreign exchange variation of financial assets at amortized cost (3,332) (4,353) 289 (Gain) loss on sale of investments and fixed assets (168) (297) (283) Impairment losses 23 233 167 14 Other 3 (3,769) (662) (1,456) Change in assets and liabilities (25,974) (33,132) (50,039) (Increase) decrease in assets (50,165) (123,522) (97,420) Interbank deposits (6,897) (9,404) (4,391) Securities purchased under agreements to resell 62,487 (29,561) 5,368 Compulsory deposits with the Central Bank of Brazil 2,900 4,689 (13,137) Loan operations (63,999) (51,919) (22,467) Derivatives (assets / liabilities) 1,918 217 3,396 Financial assets designated at fair value through profit or loss (18,202) (13,105) (56,531) Other financial assets (19,143) (15,323) (5,328) Other tax assets 3 (1,669) (1,501) Other assets (9,232) (7,447) (2,829) (Decrease) increase in liabilities 24,191 90,390 47,381 Deposits 43,636 60,486 73,524 Deposits received under securities repurchase agreements (73,654) 17,603 (36,530) Funds from interbank markets 40,192 10,083 (5,061) Funds from institutional markets 121 (1,125) 6,967 Other financial liabilities 19,652 11,486 8,292 Financial liabilities at fair value throught profit or loss 9 (273) (54) Provision for insurance and private pension 781 (1,409) 3,787 Provisions 673 (495) (1,412) Tax liabilities (3,526) (1,739) 2,944 Other liabilities 2,568 (348) (558) Payment of income tax and social contribution (6,261) (3,879) (4,518) Net cash from (used in) operating activities 35,224 29,758 23,183 Dividends / Interest on capital received from investments in associates and joint ventures 838 671 489 Cash from the sale of financial assets - At fair value through other comprehensive income 9,074 16,622 19,695 Cash received from redemption of financial assets at amortized cost 8,085 14,991 4,025 Cash upon sale of investments in associates and joint ventures 68 266 314 Cash upon sale of fixed assets 13 175 215 230 Purchase of financial assets at fair value through other comprehensive income (24,820) (591) (21,647) Purchase of financial assets at amortized cost (27,444) (9,512) (13,197) Purchase of investments in associates and joint ventures (387) (6,718) (69) Purchase of fixed assets 13 (1,621) (1,483) (943) Purchase of intangible assets 14 (2,691) (1,381) (2,553) Net cash from (used in) investment activities (38,723) 13,080 (13,656) Funding from institutional markets 8,548 2,906 4,135 Redemptions in institutional markets (2,833) (15,048) (13,573) Change in non-controlling interests stockholders (1,617) 128 1,003 Result of delivery of treasury shares 742 1,187 980 Purchase of treasury shares - (510) (3,089) Dividends and interest on capital paid to non-controlling interests (227) (154) (346) Dividends and interest on capital paid (25,915) (20,093) (10,800) Net cash from (used in) financing activities (21,302) (31,584) (21,690) Net increase (decrease) in cash and cash equivalents 2.4c (24,801) 11,254 (12,163) Cash and cash equivalents at the beginning of the period 95,558 83,314 96,119 Effects of changes in exchange rates on cash and cash equivalents 54 990 (642) Cash and cash equivalents at the end of the period 70,811 95,558 83,314 Cash 30,367 37,159 18,749 Interbank deposits 4,561 3,295 15,327 Securities purchased under agreements to resell - Collateral held 35,883 55,104 49,238 Additional information on cash flow (Mainly Operating activities) Interest received 134,225 122,405 139,895 Interest paid 77,315 84,668 71,456 Non-cash transactions Loans transferred to assets held for sale --- Dividends and interest on capital declared and not yet paid 838 515 1,876 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.6ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to 01/01 to Note 12/31/2019 12/31/2018 12/31/2017 Adjusted net income 61,198 62,890 73,222 Net income 27,813 25,639 23,225 Adjustments to net income: 33,385 37,251 49,997 Share-based payment (141) (98) 215 Adjustments to fair value of financial assets through Profit or Loss and Derivatives 310 551 452 Effects of changes in exchange rates on cash and cash equivalents (54) (990) 642 Expected Loss from Financial Assets and Claims 18,567 10,182 20,966 Income from interest and foreign exchange variation from operations with subordinated debt 4,433 8,759 4,714 Provision for insurance and private pension 15,071 20,136 22,177 Depreciation and amortization 13 and 14 3,561 3,567 3,169 Expense from update / charges on the provision for civil, labor, tax and legal obligations 1,925 1,037 1,325 5,132 2,465 3,641 Provision for civil, labor, tax and legal obligations (519) (199) (345) Revenue from update / charges on deposits in escrow Deferred taxes (excluding hedge tax effects) 24b 2,499 10,287 3,972 Income from share in the net income of associates and joint ventures and other investments (1,315) (747) (550) Income from Financial assets - At fair value through other comprehensive income 21c (628) 254 128 Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income (8,420) (12,808) (9,073) Income from Interest and foreign exchange variation of financial assets at amortized cost (3,332) (4,353) 289 (Gain) loss on sale of investments and fixed assets (168) (297) (283) Impairment losses 23 233 167 14 Other 3 (3,769) (662) (1,456) Change in assets and liabilities (25,974) (33,132) (50,039) (Increase) decrease in assets (50,165) (123,522) (97,420) Interbank deposits (6,897) (9,404) (4,391) Securities purchased under agreements to resell 62,487 (29,561) 5,368 Compulsory deposits with the Central Bank of Brazil 2,900 4,689 (13,137) Loan operations (63,999) (51,919) (22,467) Derivatives (assets / liabilities) 1,918 217 3,396 Financial assets designated at fair value through profit or loss (18,202) (13,105) (56,531) Other financial assets (19,143) (15,323) (5,328) Other tax assets 3 (1,669) (1,501) Other assets (9,232) (7,447) (2,829) (Decrease) increase in liabilities 24,191 90,390 47,381 Deposits 43,636 60,486 73,524 Deposits received under securities repurchase agreements (73,654) 17,603 (36,530) Funds from interbank markets 40,192 10,083 (5,061) Funds from institutional markets 121 (1,125) 6,967 Other financial liabilities 19,652 11,486 8,292 Financial liabilities at fair value throught profit or loss 9 (273) (54) Provision for insurance and private pension 781 (1,409) 3,787 Provisions 673 (495) (1,412) Tax liabilities (3,526) (1,739) 2,944 Other liabilities 2,568 (348) (558) Payment of income tax and social contribution (6,261) (3,879) (4,518) Net cash from (used in) operating activities 35,224 29,758 23,183 Dividends / Interest on capital received from investments in associates and joint ventures 838 671 489 Cash from the sale of financial assets - At fair value through other comprehensive income 9,074 16,622 19,695 Cash received from redemption of financial assets at amortized cost 8,085 14,991 4,025 Cash upon sale of investments in associates and joint ventures 68 266 314 Cash upon sale of fixed assets 13 175 215 230 Purchase of financial assets at fair value through other comprehensive income (24,820) (591) (21,647) Purchase of financial assets at amortized cost (27,444) (9,512) (13,197) Purchase of investments in associates and joint ventures (387) (6,718) (69) Purchase of fixed assets 13 (1,621) (1,483) (943) Purchase of intangible assets 14 (2,691) (1,381) (2,553) Net cash from (used in) investment activities (38,723) 13,080 (13,656) Funding from institutional markets 8,548 2,906 4,135 Redemptions in institutional markets (2,833) (15,048) (13,573) Change in non-controlling interests stockholders (1,617) 128 1,003 Result of delivery of treasury shares 742 1,187 980 Purchase of treasury shares - (510) (3,089) Dividends and interest on capital paid to non-controlling interests (227) (154) (346) Dividends and interest on capital paid (25,915) (20,093) (10,800) Net cash from (used in) financing activities (21,302) (31,584) (21,690) Net increase (decrease) in cash and cash equivalents 2.4c (24,801) 11,254 (12,163) Cash and cash equivalents at the beginning of the period 95,558 83,314 96,119 Effects of changes in exchange rates on cash and cash equivalents 54 990 (642) Cash and cash equivalents at the end of the period 70,811 95,558 83,314 Cash 30,367 37,159 18,749 Interbank deposits 4,561 3,295 15,327 Securities purchased under agreements to resell - Collateral held 35,883 55,104 49,238 Additional information on cash flow (Mainly Operating activities) Interest received 134,225 122,405 139,895 Interest paid 77,315 84,668 71,456 Non-cash transactions Loans transferred to assets held for sale --- Dividends and interest on capital declared and not yet paid 838 515 1,876 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.6

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Income 175,765 165,858 170,079 Interest, similar income and Dividends 145,308 131,317 149,572 Banking services 39,032 36,809 34,448 Income from insurance and private pension operations before claim 4,553 3,961 4,699 Expected Loss with Other Financial Assets (17,272) (8,954) (19,774) Other 4,144 2,725 1,134 Expenses (87,839) (79,454) (88,463) Interest and similar income (75,958) (70,612) (78,330) Other (11,881) (8,842) (10,133) Inputs purchased from third parties (17,092) (20,180) (16,775) Materials, energy and others (330) (339) (350) Third party services (4,571) (4,482) (4,161) Other (12,191) (15,359) (12,264) Data processing and telecommunications (4,278) (4,273) (4,152) Advertising, promotions and publication (1,325) (1,419) (1,167) Installations (1,779) (1,740) (1,664) Transportation (364) (350) (339) Security (744) (754) (723) Travel expenses (240) (232) (214) Other (3,461) (6,591) (4,005) Gross added value 70,834 66,224 64,841 Depreciation and amortization (4,630) (3,332) (3,034) Net added value produced by the company 66,204 62,892 61,807 Added value received through transfer - Results of equity method 1,315 747 550 Total added value to be distributed 67,519 63,639 62,357 Distribution of added value 67,519 63,639 62,357 Personnel 25,960 22,275 20,925 Direct compensation 20,456 17,125 16,235 Benefits 4,276 4,243 3,840 FGTS – government severance pay fund 1,228 907 850 Taxes, fees and contributions 13,457 14,159 16,739 Federal 11,883 12,722 15,226 Municipal 1,574 1,437 1,513 Return on third parties’ capital - Rent 289 1,566 1,468 Return on capital 27,813 25,639 23,225 Dividends and interest on capital 19,597 20,848 19,201 Retained earnings / (loss) attributable to controlling shareholders 7,516 4,059 3,992 Retained earnings / (loss) attributable to non-controlling shareholders 700 732 32 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.7ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Income 175,765 165,858 170,079 Interest, similar income and Dividends 145,308 131,317 149,572 Banking services 39,032 36,809 34,448 Income from insurance and private pension operations before claim 4,553 3,961 4,699 Expected Loss with Other Financial Assets (17,272) (8,954) (19,774) Other 4,144 2,725 1,134 Expenses (87,839) (79,454) (88,463) Interest and similar income (75,958) (70,612) (78,330) Other (11,881) (8,842) (10,133) Inputs purchased from third parties (17,092) (20,180) (16,775) Materials, energy and others (330) (339) (350) Third party services (4,571) (4,482) (4,161) Other (12,191) (15,359) (12,264) Data processing and telecommunications (4,278) (4,273) (4,152) Advertising, promotions and publication (1,325) (1,419) (1,167) Installations (1,779) (1,740) (1,664) Transportation (364) (350) (339) Security (744) (754) (723) Travel expenses (240) (232) (214) Other (3,461) (6,591) (4,005) Gross added value 70,834 66,224 64,841 Depreciation and amortization (4,630) (3,332) (3,034) Net added value produced by the company 66,204 62,892 61,807 Added value received through transfer - Results of equity method 1,315 747 550 Total added value to be distributed 67,519 63,639 62,357 Distribution of added value 67,519 63,639 62,357 Personnel 25,960 22,275 20,925 Direct compensation 20,456 17,125 16,235 Benefits 4,276 4,243 3,840 FGTS – government severance pay fund 1,228 907 850 Taxes, fees and contributions 13,457 14,159 16,739 Federal 11,883 12,722 15,226 Municipal 1,574 1,437 1,513 Return on third parties’ capital - Rent 289 1,566 1,468 Return on capital 27,813 25,639 23,225 Dividends and interest on capital 19,597 20,848 19,201 Retained earnings / (loss) attributable to controlling shareholders 7,516 4,059 3,992 Retained earnings / (loss) attributable to non-controlling shareholders 700 732 32 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.7

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 12/31/2019 and 12/31/2018 for balance sheet accounts and From 01/01 to 12/31 of 2019, 2018 and 2017 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on February 10, 2020. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.8 ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 12/31/2019 and 12/31/2018 for balance sheet accounts and From 01/01 to 12/31 of 2019, 2018 and 2017 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on February 10, 2020. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.8

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended December 31, 2019 x IFRIC 23 – Uncertainty Over Income Tax Treatments clarifies how to apply the requirements for recognition and measurement of IAS 12 – Income Taxes when there is uncertainty about the acceptance of income tax treatment by tax authorities. This interpretation is effective for the years st beginning January 1 , 2019 and there were no relevant impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. x IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of- Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right- of-Use Asset and interest from lease separately in the income statement. Transition to IFRS 16 ITAÚ UNIBANCO HOLDING adopted IFRS 16 under the modified retrospective transition method on st January 1 , 2019, using the following criteria: x unified discount rate, considering a portfolio of similar agreements; x calculation of lease liabilities and Right-of-Use Assets at present value of remaining payments; and x review of lease agreements and terms. New financial subleases have not been recorded. b) Accounting standards recently issued and applicable in future periods x Amendment in Conceptual Framework – In March, 2018, IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and results elements. These st changes are effective for the years started on January 1 , 2020 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. x Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures – Due to the changes in the interest rates used as market references – IBOR (Interbank Offered Rate), that will be terminated in future periods, there may be uncertainties in the evaluation of hedge accounting structures. Regulatory changes aim at minimizing possible impacts in these structures in the current scenario of pre- replacement of rates. These changes are effective for the years beginning January 1, 2020. No significant impacts have been identified on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.9 Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended December 31, 2019 x IFRIC 23 – Uncertainty Over Income Tax Treatments clarifies how to apply the requirements for recognition and measurement of IAS 12 – Income Taxes when there is uncertainty about the acceptance of income tax treatment by tax authorities. This interpretation is effective for the years st beginning January 1 , 2019 and there were no relevant impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. x IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of- Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right- of-Use Asset and interest from lease separately in the income statement. Transition to IFRS 16 ITAÚ UNIBANCO HOLDING adopted IFRS 16 under the modified retrospective transition method on st January 1 , 2019, using the following criteria: x unified discount rate, considering a portfolio of similar agreements; x calculation of lease liabilities and Right-of-Use Assets at present value of remaining payments; and x review of lease agreements and terms. New financial subleases have not been recorded. b) Accounting standards recently issued and applicable in future periods x Amendment in Conceptual Framework – In March, 2018, IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and results elements. These st changes are effective for the years started on January 1 , 2020 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. x Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures – Due to the changes in the interest rates used as market references – IBOR (Interbank Offered Rate), that will be terminated in future periods, there may be uncertainties in the evaluation of hedge accounting structures. Regulatory changes aim at minimizing possible impacts in these structures in the current scenario of pre- replacement of rates. These changes are effective for the years beginning January 1, 2020. No significant impacts have been identified on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.9

x IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: x General Model: applicable to all contracts without direct participation features; x Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; x Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: x Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; x Risk Adjustment: estimate of offset required for differences that may occur between cash flows; x Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; x Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics: Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair Value of Financial Instruments Note 2.3 (b) and Note 28 Effective Interest Rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to Financial Assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and Write-off of Financial Assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected Credit Loss Note 2.3 (f), Notes 8, 9 and 10 Goodwill Impairment Note 2.3 (g) and Note 14 Deferred Income Tax and Social Contribution Note 2.3 (h) and Note 24 Defined Benefit Pension Plan Note 2.3 (i) and Note 26 Provisions, Contingencies and Legal Liabilities Note 2.3 (j) and Note 29 Technical Provisions for Insurance and Pension Plan Note 2.3 (k) and Note 27 a) Consolidation Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. b) Fair value of financial instruments are not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.10 x IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: x General Model: applicable to all contracts without direct participation features; x Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; x Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: x Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; x Risk Adjustment: estimate of offset required for differences that may occur between cash flows; x Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; x Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics: Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair Value of Financial Instruments Note 2.3 (b) and Note 28 Effective Interest Rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to Financial Assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and Write-off of Financial Assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected Credit Loss Note 2.3 (f), Notes 8, 9 and 10 Goodwill Impairment Note 2.3 (g) and Note 14 Deferred Income Tax and Social Contribution Note 2.3 (h) and Note 24 Defined Benefit Pension Plan Note 2.3 (i) and Note 26 Provisions, Contingencies and Legal Liabilities Note 2.3 (j) and Note 29 Technical Provisions for Insurance and Pension Plan Note 2.3 (k) and Note 27 a) Consolidation Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. b) Fair value of financial instruments are not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.10

model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. c) Effective Interest Rate To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. d) Modification of Financial Assets The factors used to determine whether has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer and write-off of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. f) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: x Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. x Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. x Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in phases, considering the projection based on economic variables. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.11 model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. c) Effective Interest Rate To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. d) Modification of Financial Assets The factors used to determine whether has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer and write-off of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. f) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: x Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. x Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. x Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in phases, considering the projection based on economic variables. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.11

x Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: x Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; x Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Details on the expected credit loss are in Note 32. g) Goodwill Impairment The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows: x Cash flows projected for periods of available forecasts and long-term assumptions for these flows; x Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. h) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.12 x Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: x Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; x Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Details on the expected credit loss are in Note 32. g) Goodwill Impairment The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows: x Cash flows projected for periods of available forecasts and long-term assumptions for these flows; x Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. h) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.12

j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.13 j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.13

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital. Interest in voting Interest in total Functional Incorporation capital at capital at Activity (1) country currency 12/31/2019 12/31/2018 12/31/2019 12/31/2018 In Brazil Banco Itaú BBA S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Financial institution Banco Itauleasing S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Capitalization 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A. - Arrendamento Mercantil Real Brazil 100.00% 100.00% 100.00% 100.00% Lease Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard S.A. Real Brazil Acquirer 100.00% 100.00% 100.00% 100.00% Foreign Itaú CorpBanca Colombia S.A. (Note 3) Colombian peso Colombia Financial institution 33.22% 25.28% 33.22% 25.28% Banco Itaú (Suisse) SA Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Argentina S.A. Argentinian peso Argentina 100.00% 100.00% 100.00% 100.00% Financial institution Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso Uruguay Financial institution 100.00% 100.00% 100.00% 100.00% Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% United States Broker Itau BBA USA Securities Inc. Real 100.00% 100.00% 100.00% 100.00% (2) Financial institution (Note 3) Chilean peso Chile 38.14% 38.14% 38.14% 38.14% Itaú CorpBanca (1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar. (2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.14The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital. Interest in voting Interest in total Functional Incorporation capital at capital at Activity (1) country currency 12/31/2019 12/31/2018 12/31/2019 12/31/2018 In Brazil Banco Itaú BBA S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Financial institution Banco Itauleasing S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Capitalization 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A. - Arrendamento Mercantil Real Brazil 100.00% 100.00% 100.00% 100.00% Lease Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard S.A. Real Brazil Acquirer 100.00% 100.00% 100.00% 100.00% Foreign Itaú CorpBanca Colombia S.A. (Note 3) Colombian peso Colombia Financial institution 33.22% 25.28% 33.22% 25.28% Banco Itaú (Suisse) SA Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Argentina S.A. Argentinian peso Argentina 100.00% 100.00% 100.00% 100.00% Financial institution Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso Uruguay Financial institution 100.00% 100.00% 100.00% 100.00% Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% United States Broker Itau BBA USA Securities Inc. Real 100.00% 100.00% 100.00% 100.00% (2) Financial institution (Note 3) Chilean peso Chile 38.14% 38.14% 38.14% 38.14% Itaú CorpBanca (1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar. (2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.14

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGUs) and the estimate of its fair value less selling costs and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or Cash Flow Generating Units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operation, when they are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.15 II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGUs) and the estimate of its fair value less selling costs and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or Cash Flow Generating Units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operation, when they are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.15

d) Financial Assets and Liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets st As from January ¹ , 2018, ITAÚ UNIBANCO HOLDING has applied IFRS 9 – Financial Instruments classifying financial assets in the following measurement categories: x Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; x Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; x Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: x The business model under which they are managed; x The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments using the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.16 d) Financial Assets and Liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets st As from January ¹ , 2018, ITAÚ UNIBANCO HOLDING has applied IFRS 9 – Financial Instruments classifying financial assets in the following measurement categories: x Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; x Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; x Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: x The business model under which they are managed; x The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments using the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.16

Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: x Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; x Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; x Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. x Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; x Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and x Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.17 Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: x Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; x Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; x Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. x Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; x Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and x Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.17

An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic Scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of Financial Assets Financial assets are written off when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: x Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. x Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.18 An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic Scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of Financial Assets Financial assets are written off when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: x Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. x Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.18

Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements), and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.19 Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements), and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.19

Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the effective portion of their gains or losses is recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When a derivative expires or is sold, when a hedge no longer meets the hedge accounting criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income remains in stockholders’ equity until the expected transaction occurs or is no longer expected to occur, at which time it is reclassified to the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.20 Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the effective portion of their gains or losses is recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When a derivative expires or is sold, when a hedge no longer meets the hedge accounting criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income remains in stockholders’ equity until the expected transaction occurs or is no longer expected to occur, at which time it is reclassified to the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.20

VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Revenues from Banking Services. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are given in Note 13. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.21 VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Revenues from Banking Services. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are given in Note 13. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.21

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.22 The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.22

Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB), provide a guarantee at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.23 Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB), provide a guarantee at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.23

If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term of the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually by an independent actuarial advisor using the projected unit credit method. Pension plans - Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are value annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occurred. m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.24 If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term of the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually by an independent actuarial advisor using the projected unit credit method. Pension plans - Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are value annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occurred. m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.24

The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is virtually certain. In general this is the case of lawsuits with favorable rulings, in final and unappealable judgments, or the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on management’s best estimates, and are classified as: x Probable: liabilities are recognized in the consolidated balance sheet under Provisions; x Possible: disclosed in the Consolidated Financial Statements, but no provision is recorded; x Remote: require neither a provision nor disclosure. The amount of court deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.25 The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is virtually certain. In general this is the case of lawsuits with favorable rulings, in final and unappealable judgments, or the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on management’s best estimates, and are classified as: x Probable: liabilities are recognized in the consolidated balance sheet under Provisions; x Possible: disclosed in the Consolidated Financial Statements, but no provision is recorded; x Remote: require neither a provision nor disclosure. The amount of court deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.25

r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Revenue from banking services Revenue from contracts with customers is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation has been satisfied. Services related to credit, debit and current account cards are offered to clients individually or in packages and their revenues are recognized when said services are provided. Revenue from certain services such as fees from funds management, performance, collection and custody are recognized when services are provided over the life of the respective agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.26 r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Revenue from banking services Revenue from contracts with customers is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation has been satisfied. Services related to credit, debit and current account cards are offered to clients individually or in packages and their revenues are recognized when said services are provided. Revenue from certain services such as fees from funds management, performance, collection and custody are recognized when services are provided over the life of the respective agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.26

Note 3 – Business development Acquisition of non-controlling interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head offices in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019. After the obtainment of regulatory and government authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.27 Note 3 – Business development Acquisition of non-controlling interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head offices in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019. After the obtainment of regulatory and government authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.27

Acquisition of non-controlling interest in XP Inc. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which its shareholders subscribed their respective shares of XP Inc. (“XP INC”), and the same percentages were kept in total capital. After the initial public offering, held on December 11, 2019, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 gain in the primary subscription. Note 4 - Interbank deposits and securities purchased under agreements to resell 12/31/2019 12/31/2018 Current Non-current Total Current Non-current Total (1) 198,260 162 198,422 280,029 103 280,132 Securities purchased under agreements to resell Collateral held 44,901 162 45,063 63,392 93 63,485 134,116 - 134,116 170,500 10 170,510 Collateral repledge Assets received as collateral with right to sell or 6,644 - 6,644 28,369 - 28,369 repledge Assets received as collateral without right to sell 127,472 - 127,472 142,131 10 142,141 or repledge Collateral sold 19,243 - 19,243 46,137 - 46,137 Interbank deposits 31,075 3,506 34,581 25,726 688 26,414 (2) Total 229,335 3,668 233,003 305,755 791 306,546 (1) The amounts of R$ 8,544 (R$ 5,120 at 12/31/2018) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 153,359 (R$ 216,647 at 12/31/2018) are pledged in guarantee of repurchase commitment transactions. (2) Includes losses in the amounts of R$ (8) (R$ (10) at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.28 Acquisition of non-controlling interest in XP Inc. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which its shareholders subscribed their respective shares of XP Inc. (“XP INC”), and the same percentages were kept in total capital. After the initial public offering, held on December 11, 2019, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 gain in the primary subscription. Note 4 - Interbank deposits and securities purchased under agreements to resell 12/31/2019 12/31/2018 Current Non-current Total Current Non-current Total (1) 198,260 162 198,422 280,029 103 280,132 Securities purchased under agreements to resell Collateral held 44,901 162 45,063 63,392 93 63,485 134,116 - 134,116 170,500 10 170,510 Collateral repledge Assets received as collateral with right to sell or 6,644 - 6,644 28,369 - 28,369 repledge Assets received as collateral without right to sell 127,472 - 127,472 142,131 10 142,141 or repledge Collateral sold 19,243 - 19,243 46,137 - 46,137 Interbank deposits 31,075 3,506 34,581 25,726 688 26,414 (2) Total 229,335 3,668 233,003 305,755 791 306,546 (1) The amounts of R$ 8,544 (R$ 5,120 at 12/31/2018) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 153,359 (R$ 216,647 at 12/31/2018) are pledged in guarantee of repurchase commitment transactions. (2) Includes losses in the amounts of R$ (8) (R$ (10) at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.28

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities a) Financial assets at fair value through profit or loss - Securities are presented in the following table: 12/31/2019 12/31/2018 Adjustments to Fair Adjustments to Fair Cost Fair value Cost Fair value Value (in Income) Value (in Income) Investment funds 9,277 (1,010) 8,267 5,253 (927) 4,326 (1a) Brazilian government securities 218,548 1,063 219,611 215,956 1,102 217,058 (1b) Government securities – abroad 1,541 (21) 1,520 2,070 9 2,079 Argentina 349 (31) 318 1,121 8 1,129 Chile 487 1 488 301 1 302 Colombia 399 10 409 207 - 207 United States 141 - 141 117 - 117 Mexico 57 - 57 120 - 120 Paraguay 2 - 2 1 - 1 Peru 8 - 8 - - - Uruguay 98 (1) 97 84 - 84 Italy - - - 115 - 115 Other - - - 4 - 4 (1C) Corporate debt securities 51,744 (1,102) 50,642 38,953 (505) 38,448 Negotiable shares 15,459 (822) 14,637 9,778 (332) 9,446 Bank deposit certificates 792 - 792 969 - 969 Real estate receivables certificates 1,414 30 1,444 1,391 20 1,411 Debentures 12,958 (303) 12,655 5,147 (187) 4,960 Eurobonds and other 2,178 (5) 2,173 1,403 (7) 1,396 Financial credit bills 18,517 (3) 18,514 19,724 - 19,724 Promissory notes 313 - 313 435 - 435 Other 113 1 114 106 1 107 Total 281,110 (1,070) 280,040 262,232 (321) 261,911 (1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 28,759 (R$ 30,114 at 12/31/2018), b) R$ 329 (R$ 131 at 12/31/2018), c) R$ 104, totaling R$ 29,192 (R$ 30,245 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.29Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities a) Financial assets at fair value through profit or loss - Securities are presented in the following table: 12/31/2019 12/31/2018 Adjustments to Fair Adjustments to Fair Cost Fair value Cost Fair value Value (in Income) Value (in Income) Investment funds 9,277 (1,010) 8,267 5,253 (927) 4,326 (1a) Brazilian government securities 218,548 1,063 219,611 215,956 1,102 217,058 (1b) Government securities – abroad 1,541 (21) 1,520 2,070 9 2,079 Argentina 349 (31) 318 1,121 8 1,129 Chile 487 1 488 301 1 302 Colombia 399 10 409 207 - 207 United States 141 - 141 117 - 117 Mexico 57 - 57 120 - 120 Paraguay 2 - 2 1 - 1 Peru 8 - 8 - - - Uruguay 98 (1) 97 84 - 84 Italy - - - 115 - 115 Other - - - 4 - 4 (1C) Corporate debt securities 51,744 (1,102) 50,642 38,953 (505) 38,448 Negotiable shares 15,459 (822) 14,637 9,778 (332) 9,446 Bank deposit certificates 792 - 792 969 - 969 Real estate receivables certificates 1,414 30 1,444 1,391 20 1,411 Debentures 12,958 (303) 12,655 5,147 (187) 4,960 Eurobonds and other 2,178 (5) 2,173 1,403 (7) 1,396 Financial credit bills 18,517 (3) 18,514 19,724 - 19,724 Promissory notes 313 - 313 435 - 435 Other 113 1 114 106 1 107 Total 281,110 (1,070) 280,040 262,232 (321) 261,911 (1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 28,759 (R$ 30,114 at 12/31/2018), b) R$ 329 (R$ 131 at 12/31/2018), c) R$ 104, totaling R$ 29,192 (R$ 30,245 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.29

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities are as follows: 12/31/2019 12/31/2018 Cost Fair value Cost Fair value Current 82,183 80,372 53,382 52,096 Non-stated maturity 24,736 22,904 15,031 13,772 Up to one year 57,447 57,468 38,351 38,324 Non-current 198,927 199,668 208,850 209,815 From one to five years 136,727 137,186 153,256 153,701 From five to ten years 41,744 41,759 44,258 44,620 After ten years 20,456 20,723 11,336 11,494 Total 281,110 280,040 262,232 261,911 Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 204,530 (R$ 188,069 at 12/31/2018) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table: 12/31/2019 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 1,016 19 1,035 Total 1,016 19 1,035 12/31/2018 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 1,232 37 1,269 Total 1,232 37 1,269 The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows: 12/31/2019 12/31/2018 Cost Fair value Cost Fair value 765 799 Current 592 609 592 609 Up to one year 765 799 Non-current 424 426 467 470 424 426 From one to five years 467 470 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.30The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities are as follows: 12/31/2019 12/31/2018 Cost Fair value Cost Fair value Current 82,183 80,372 53,382 52,096 Non-stated maturity 24,736 22,904 15,031 13,772 Up to one year 57,447 57,468 38,351 38,324 Non-current 198,927 199,668 208,850 209,815 From one to five years 136,727 137,186 153,256 153,701 From five to ten years 41,744 41,759 44,258 44,620 After ten years 20,456 20,723 11,336 11,494 Total 281,110 280,040 262,232 261,911 Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 204,530 (R$ 188,069 at 12/31/2018) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table: 12/31/2019 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 1,016 19 1,035 Total 1,016 19 1,035 12/31/2018 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 1,232 37 1,269 Total 1,232 37 1,269 The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows: 12/31/2019 12/31/2018 Cost Fair value Cost Fair value 765 799 Current 592 609 592 609 Up to one year 765 799 Non-current 424 426 467 470 424 426 From one to five years 467 470 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.30

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 15,823 (R$ 12,855 at 12/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.31 Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 15,823 (R$ 12,855 at 12/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.31

I - Derivatives Summary See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 26,458 63.2 107 1,807 564 1,668 4,464 17,848 Option agreements 8,456 20.2 4,696 1,963 354 726 500 217 Forwards (onshore) 2,162 5.2 940 636 484 87 15 - Credit derivatives - financial Institutions 167 0.4 - - 5 3 23 136 NDF - Non Deliverable Forward 4,446 10.6 1,251 1,314 787 561 347 186 Other Derivative Financial Instruments 165 0.4 4 - - - 6 155 Total 41,854 100.0 6,998 5,720 2,194 3,045 5,355 18,542 % per maturity date 16.7 13.7 5.2 7.3 12.8 44.3 12/31/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (32,927) 68.8 (326) (2,557) (898) (1,763) (8,349) (19,034) Option agreements (9,061) 18.9 (3,668) (3,494) (383) (690) (571) (255) Forwards (onshore) (754) 1.6 (753) - - (1) - - Credit derivatives - financial Institutions (40) 0.1 - - - (1) (3) (36) NDF - Non Deliverable Forward (4,971) 10.4 (1,891) (1,108) (657) (637) (526) (152) Other Derivative Financial Instruments (75) 0.2 (15) (1) (2) (4) (9) (44) Total (47,828) 100.0 (6,653) (7,160) (1,940) (3,096) (9,458) (19,521) % per maturity date 13.9 15.0 4.1 6.5 19.7 40.8 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.32I - Derivatives Summary See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 26,458 63.2 107 1,807 564 1,668 4,464 17,848 Option agreements 8,456 20.2 4,696 1,963 354 726 500 217 Forwards (onshore) 2,162 5.2 940 636 484 87 15 - Credit derivatives - financial Institutions 167 0.4 - - 5 3 23 136 NDF - Non Deliverable Forward 4,446 10.6 1,251 1,314 787 561 347 186 Other Derivative Financial Instruments 165 0.4 4 - - - 6 155 Total 41,854 100.0 6,998 5,720 2,194 3,045 5,355 18,542 % per maturity date 16.7 13.7 5.2 7.3 12.8 44.3 12/31/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (32,927) 68.8 (326) (2,557) (898) (1,763) (8,349) (19,034) Option agreements (9,061) 18.9 (3,668) (3,494) (383) (690) (571) (255) Forwards (onshore) (754) 1.6 (753) - - (1) - - Credit derivatives - financial Institutions (40) 0.1 - - - (1) (3) (36) NDF - Non Deliverable Forward (4,971) 10.4 (1,891) (1,108) (657) (637) (526) (152) Other Derivative Financial Instruments (75) 0.2 (15) (1) (2) (4) (9) (44) Total (47,828) 100.0 (6,653) (7,160) (1,940) (3,096) (9,458) (19,521) % per maturity date 13.9 15.0 4.1 6.5 19.7 40.8 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.32

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 13,093 55.8 705 187 252 700 2,894 8,355 Option agreements 4,215 18.0 1,167 408 610 872 975 183 Forwards (onshore) 1,835 7.8 893 716 145 81 - - Credit derivatives - financial Institutions 120 0.5 - - 1 5 9 105 NDF - Non Deliverable Forward 3,711 15.8 1,013 968 772 653 178 127 Other Derivative Financial Instruments 492 2.1 209 10 2 2 13 256 23,466 100.0 3,987 2,289 1,782 2,313 4,069 9,026 Total % per maturity date 17.0 9.8 7.6 9.9 17.3 38.4 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (19,516) 70.9 (923) (979) (622) (1,417) (4,687) (10,888) Option agreements (3,929) 14.3 (883) (500) (604) (831) (823) (288) Forwards (onshore) (470) 1.7 (470) - - - - - Credit derivatives - financial Institutions (140) 0.5 - - - (2) (4) (134) NDF - Non Deliverable Forward (3,384) 12.3 (890) (772) (583) (552) (150) (437) Other Derivative Financial Instruments (80) 0.3 (2) (2) (8) (13) (8) (47) Total (27,519) 100.0 (3,168) (2,253) (1,817) (2,815) (5,672) (11,794) % per maturity date 11.5 8.2 6.6 10.2 20.6 42.9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.33See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 13,093 55.8 705 187 252 700 2,894 8,355 Option agreements 4,215 18.0 1,167 408 610 872 975 183 Forwards (onshore) 1,835 7.8 893 716 145 81 - - Credit derivatives - financial Institutions 120 0.5 - - 1 5 9 105 NDF - Non Deliverable Forward 3,711 15.8 1,013 968 772 653 178 127 Other Derivative Financial Instruments 492 2.1 209 10 2 2 13 256 23,466 100.0 3,987 2,289 1,782 2,313 4,069 9,026 Total % per maturity date 17.0 9.8 7.6 9.9 17.3 38.4 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (19,516) 70.9 (923) (979) (622) (1,417) (4,687) (10,888) Option agreements (3,929) 14.3 (883) (500) (604) (831) (823) (288) Forwards (onshore) (470) 1.7 (470) - - - - - Credit derivatives - financial Institutions (140) 0.5 - - - (2) (4) (134) NDF - Non Deliverable Forward (3,384) 12.3 (890) (772) (583) (552) (150) (437) Other Derivative Financial Instruments (80) 0.3 (2) (2) (8) (13) (8) (47) Total (27,519) 100.0 (3,168) (2,253) (1,817) (2,815) (5,672) (11,794) % per maturity date 11.5 8.2 6.6 10.2 20.6 42.9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.33

II - Derivatives by index and Risk Fator The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet Fair value receivable / (received) value (in results / notional amount (payable) / paid stockholders' equity) 12/31/2019 12/31/2019 12/31/2019 12/31/2019 Futures contracts 664,884 - - - Purchase commitments 325,468 - - - Shares 1,084 - - - Commodities 76 - - - Interest 301,898 - - - Foreign currency 22,410 - - - Commitments to sell 339,416 - - - Shares 1,163 - - - Commodities 1,049 - - - Interest 308,824 - - - Foreign currency 28,380 - - - Swaps contracts - (5,267) (1,202) (6,469) Asset position 1,094,378 5,566 20,892 26,458 Commodities 574 - 9 9 Interest 1,075,534 4,596 19,813 24,409 Foreign currency 18,270 970 1,070 2,040 Liability position 1,094,378 (10,833) (22,094) (32,927) Shares 49 (9) - (9) Commodities 855 - (12) (12) Interest 1,068,660 (9,383) (21,855) (31,238) Foreign currency 24,814 (1,441) (227) (1,668) Option contracts 1,720,205 (546) (59) (605) Purchase commitments – long position 245,824 6,191 (6) 6,185 Shares 11,513 256 515 771 Commodities 268 7 10 17 Interest 188,110 465 (331) 134 Foreign currency 45,933 5,463 (200) 5,263 Commitments to sell – long position 626,187 1,667 604 2,271 Shares 12,294 396 (40) 356 Commodities 228 5 (2) 3 Interest 568,442 513 887 1,400 Foreign currency 45,223 753 (241) 512 Purchase commitments – short position 172,703 (6,671) (19) (6,690) Shares 6,312 (180) (451) (631) Commodities 235 (10) (8) (18) Interest 129,647 (412) 329 (83) Foreign currency 36,509 (6,069) 111 (5,958) Commitments to sell – short position 675,491 (1,733) (638) (2,371) Shares 11,152 (269) (37) (306) Commodities 485 (11) - (11) Interest 621,405 (428) (888) (1,316) Foreign currency 42,449 (1,025) 287 (738) Forward operations (onshore) 5,134 1,412 (4) 1,408 Purchases receivable 668 796 (6) 790 Shares 488 488 (6) 482 Interest 160 308 - 308 Foreign currency 20 - - - Purchases payable obligations 660 (160) - (160) Interest - (160) - (160) Foreign currency 660 - - - Sales receivable 1,653 1,368 4 1,372 Shares 786 776 3 779 Interest - 592 1 593 Foreign currency 867 - - - Sales deliverable obligations 2,153 (592) (2) (594) Interest 592 (592) (1) (593) Foreign currency 1,561 - (1) (1) Credit derivatives 12,739 (236) 363 127 Asset position 9,878 (165) 332 167 Shares 2,307 (81) 215 134 Commodities 27 (1) 3 2 Interest 7,423 (87) 114 27 Foreign currency 121 4 - 4 Liability position 2,861 (71) 31 (40) Shares 719 (28) 8 (20) Commodities 2- - - Interest 2,140 (43) 23 (20) NDF - Non Deliverable Forward 295,508 (552) 27 (525) Asset position 138,772 4,239 207 4,446 Commodities 570 34 (1) 33 Foreign currency 138,202 4,205 208 4,413 Liability position 156,736 (4,791) (180) (4,971) Commodities 316 (10) (1) (11) Foreign currency 156,420 (4,781) (179) (4,960) Other derivative financial instruments 6,581 216 (126) 90 Asset position 5,428 226 (61) 165 Interest 5,428 226 (65) 161 Foreign currency -- 4 4 Liability position 1,153 (10) (65) (75) Shares 695 2 (41) (39) Interest 458 (12) (6) (18) Foreign currency - - (18) (18) Asset 19,888 21,966 41,854 Liability (24,861) (22,967) (47,828) Total (4,973) (1,001) (5,974) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2019 Futures contracts 196,055 238,485 87,747 142,597 664,884 Swaps contracts 24,094 204,065 103,013 763,206 1,094,378 Options 988,793 320,300 258,488 152,624 1,720,205 Forwards (onshore) 953 2,514 1,651 16 5,134 Credit derivatives - 4,746 733 7,260 12,739 NDF - Non Deliverable Forward 105,809 129,278 38,851 21,570 295,508 Other derivative financial instruments 12 786 320 5,463 6,581 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.34II - Derivatives by index and Risk Fator The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet Fair value receivable / (received) value (in results / notional amount (payable) / paid stockholders' equity) 12/31/2019 12/31/2019 12/31/2019 12/31/2019 Futures contracts 664,884 - - - Purchase commitments 325,468 - - - Shares 1,084 - - - Commodities 76 - - - Interest 301,898 - - - Foreign currency 22,410 - - - Commitments to sell 339,416 - - - Shares 1,163 - - - Commodities 1,049 - - - Interest 308,824 - - - Foreign currency 28,380 - - - Swaps contracts - (5,267) (1,202) (6,469) Asset position 1,094,378 5,566 20,892 26,458 Commodities 574 - 9 9 Interest 1,075,534 4,596 19,813 24,409 Foreign currency 18,270 970 1,070 2,040 Liability position 1,094,378 (10,833) (22,094) (32,927) Shares 49 (9) - (9) Commodities 855 - (12) (12) Interest 1,068,660 (9,383) (21,855) (31,238) Foreign currency 24,814 (1,441) (227) (1,668) Option contracts 1,720,205 (546) (59) (605) Purchase commitments – long position 245,824 6,191 (6) 6,185 Shares 11,513 256 515 771 Commodities 268 7 10 17 Interest 188,110 465 (331) 134 Foreign currency 45,933 5,463 (200) 5,263 Commitments to sell – long position 626,187 1,667 604 2,271 Shares 12,294 396 (40) 356 Commodities 228 5 (2) 3 Interest 568,442 513 887 1,400 Foreign currency 45,223 753 (241) 512 Purchase commitments – short position 172,703 (6,671) (19) (6,690) Shares 6,312 (180) (451) (631) Commodities 235 (10) (8) (18) Interest 129,647 (412) 329 (83) Foreign currency 36,509 (6,069) 111 (5,958) Commitments to sell – short position 675,491 (1,733) (638) (2,371) Shares 11,152 (269) (37) (306) Commodities 485 (11) - (11) Interest 621,405 (428) (888) (1,316) Foreign currency 42,449 (1,025) 287 (738) Forward operations (onshore) 5,134 1,412 (4) 1,408 Purchases receivable 668 796 (6) 790 Shares 488 488 (6) 482 Interest 160 308 - 308 Foreign currency 20 - - - Purchases payable obligations 660 (160) - (160) Interest - (160) - (160) Foreign currency 660 - - - Sales receivable 1,653 1,368 4 1,372 Shares 786 776 3 779 Interest - 592 1 593 Foreign currency 867 - - - Sales deliverable obligations 2,153 (592) (2) (594) Interest 592 (592) (1) (593) Foreign currency 1,561 - (1) (1) Credit derivatives 12,739 (236) 363 127 Asset position 9,878 (165) 332 167 Shares 2,307 (81) 215 134 Commodities 27 (1) 3 2 Interest 7,423 (87) 114 27 Foreign currency 121 4 - 4 Liability position 2,861 (71) 31 (40) Shares 719 (28) 8 (20) Commodities 2- - - Interest 2,140 (43) 23 (20) NDF - Non Deliverable Forward 295,508 (552) 27 (525) Asset position 138,772 4,239 207 4,446 Commodities 570 34 (1) 33 Foreign currency 138,202 4,205 208 4,413 Liability position 156,736 (4,791) (180) (4,971) Commodities 316 (10) (1) (11) Foreign currency 156,420 (4,781) (179) (4,960) Other derivative financial instruments 6,581 216 (126) 90 Asset position 5,428 226 (61) 165 Interest 5,428 226 (65) 161 Foreign currency -- 4 4 Liability position 1,153 (10) (65) (75) Shares 695 2 (41) (39) Interest 458 (12) (6) (18) Foreign currency - - (18) (18) Asset 19,888 21,966 41,854 Liability (24,861) (22,967) (47,828) Total (4,973) (1,001) (5,974) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2019 Futures contracts 196,055 238,485 87,747 142,597 664,884 Swaps contracts 24,094 204,065 103,013 763,206 1,094,378 Options 988,793 320,300 258,488 152,624 1,720,205 Forwards (onshore) 953 2,514 1,651 16 5,134 Credit derivatives - 4,746 733 7,260 12,739 NDF - Non Deliverable Forward 105,809 129,278 38,851 21,570 295,508 Other derivative financial instruments 12 786 320 5,463 6,581 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.34

The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet receivable / (received) value (in results / Fair value notional amount (payable) / paid stockholders' equity) 12/31/2018 12/31/2018 12/31/2018 12/31/2018 Futures contracts 586,033 - - - Purchase commitments 268,228 - - - Shares 13,675 - - - Commodities 194 - - - Interest 243,369 - - - Foreign currency 10,990 - - - Commitments to sell 317,805 - - - Shares 13,965 - - - Commodities 155 - - - Interest 265,218 - - - Foreign currency 38,467 - - - Swaps contracts - (5,259) (1,164) (6,423) Asset position 940,844 6,270 6,823 13,093 Commodities 6- - - Interest 925,381 5,126 6,401 11,527 Foreign currency 15,457 1,144 422 1,566 Liability position 940,844 (11,529) (7,987) (19,516) Shares 76 (5) 2 (3) Commodities 620 - (1) (1) Interest 915,079 (9,427) (7,979) (17,406) Foreign currency 25,069 (2,097) (9) (2,106) Option contracts 1,262,568 324 (38) 286 Purchase commitments – long position 151,179 1,935 (108) 1,827 Shares 8,211 289 100 389 Commodities 321 10 (3) 7 Interest 100,338 183 (98) 85 Foreign currency 42,309 1,453 (107) 1,346 Commitments to sell – long position 495,464 1,808 580 2,388 Shares 10,802 394 500 894 Commodities 278 11 1 12 Interest 441,673 427 460 887 Foreign currency 42,711 976 (381) 595 Purchase commitments – short position 116,005 (1,564) 153 (1,411) Shares 9,716 (184) (98) (282) Commodities 317 (9) 6 (3) Interest 69,934 (147) 95 (52) Foreign currency 36,038 (1,224) 150 (1,074) Commitments to sell – short position 499,920 (1,855) (663) (2,518) Shares 8,898 (246) (503) (749) Commodities 192 (6) (2) (8) Interest 448,029 (528) (497) (1,025) Foreign currency 42,801 (1,075) 339 (736) Forward operations (onshore) 2,341 1,363 2 1,365 Purchases receivable 415 496 - 496 Shares 36 36 - 36 Interest 379 460 - 460 Purchases payable obligations - (381) - (381) Shares -(2) - (2) Interest - (379) - (379) Sales receivable 1,307 1,337 2 1,339 Shares 1,307 1,292 2 1,294 Interest -45 - 45 Sales deliverable obligations 619 (89) - (89) Shares 2(2) - (2) Interest 45 (87) - (87) Foreign currency 572 - - - Credit derivatives 8,324 (243) 223 (20) Asset position 3,825 (87) 207 120 Shares 1,576 (44) 136 92 Interest 2,249 (43) 71 28 Liability position 4,499 (156) 16 (140) Shares 1,316 (55) (14) (69) Interest 3,183 (101) 30 (71) NDF - Non Deliverable Forward 225,355 99 228 327 Asset position 122,495 3,378 333 3,711 Commodities 167 16 1 17 Foreign currency 122,328 3,362 332 3,694 Liability position 102,860 (3,279) (105) (3,384) Commodities 96 (6) 1 (5) Foreign currency 102,764 (3,273) (106) (3,379) Other derivative financial instruments 5,304 198 214 412 Asset position 4,296 205 287 492 Shares 217 (8) 10 2 Interest 4,074 213 65 278 Foreign currency 5 - 212 212 Liability position 1,008 (7) (73) (80) Shares 842 (4) (42) (46) Interest 158 (2) (21) (23) Foreign currency 8 (1) (10) (11) Asset 15,342 8,124 23,466 Liability (18,860) (8,659) (27,519) Total (3,518) (535) (4,053) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount Over 365 12/31/2018 0 - 30 31 - 180 181 - 365 Futures contracts 217,836 193,637 33,969 140,591 586,033 Swaps contracts 70,403 97,028 96,090 677,323 940,844 Options 595,515 131,147 329,834 206,072 1,262,568 Forwards (onshore) 1,412 844 85 - 2,341 Credit derivatives - 1,188 680 6,456 8,324 NDF - Non Deliverable Forward 76,032 102,024 30,212 17,087 225,355 Other derivative financial instruments 8 405 357 4,534 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.35The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet receivable / (received) value (in results / Fair value notional amount (payable) / paid stockholders' equity) 12/31/2018 12/31/2018 12/31/2018 12/31/2018 Futures contracts 586,033 - - - Purchase commitments 268,228 - - - Shares 13,675 - - - Commodities 194 - - - Interest 243,369 - - - Foreign currency 10,990 - - - Commitments to sell 317,805 - - - Shares 13,965 - - - Commodities 155 - - - Interest 265,218 - - - Foreign currency 38,467 - - - Swaps contracts - (5,259) (1,164) (6,423) Asset position 940,844 6,270 6,823 13,093 Commodities 6- - - Interest 925,381 5,126 6,401 11,527 Foreign currency 15,457 1,144 422 1,566 Liability position 940,844 (11,529) (7,987) (19,516) Shares 76 (5) 2 (3) Commodities 620 - (1) (1) Interest 915,079 (9,427) (7,979) (17,406) Foreign currency 25,069 (2,097) (9) (2,106) Option contracts 1,262,568 324 (38) 286 Purchase commitments – long position 151,179 1,935 (108) 1,827 Shares 8,211 289 100 389 Commodities 321 10 (3) 7 Interest 100,338 183 (98) 85 Foreign currency 42,309 1,453 (107) 1,346 Commitments to sell – long position 495,464 1,808 580 2,388 Shares 10,802 394 500 894 Commodities 278 11 1 12 Interest 441,673 427 460 887 Foreign currency 42,711 976 (381) 595 Purchase commitments – short position 116,005 (1,564) 153 (1,411) Shares 9,716 (184) (98) (282) Commodities 317 (9) 6 (3) Interest 69,934 (147) 95 (52) Foreign currency 36,038 (1,224) 150 (1,074) Commitments to sell – short position 499,920 (1,855) (663) (2,518) Shares 8,898 (246) (503) (749) Commodities 192 (6) (2) (8) Interest 448,029 (528) (497) (1,025) Foreign currency 42,801 (1,075) 339 (736) Forward operations (onshore) 2,341 1,363 2 1,365 Purchases receivable 415 496 - 496 Shares 36 36 - 36 Interest 379 460 - 460 Purchases payable obligations - (381) - (381) Shares -(2) - (2) Interest - (379) - (379) Sales receivable 1,307 1,337 2 1,339 Shares 1,307 1,292 2 1,294 Interest -45 - 45 Sales deliverable obligations 619 (89) - (89) Shares 2(2) - (2) Interest 45 (87) - (87) Foreign currency 572 - - - Credit derivatives 8,324 (243) 223 (20) Asset position 3,825 (87) 207 120 Shares 1,576 (44) 136 92 Interest 2,249 (43) 71 28 Liability position 4,499 (156) 16 (140) Shares 1,316 (55) (14) (69) Interest 3,183 (101) 30 (71) NDF - Non Deliverable Forward 225,355 99 228 327 Asset position 122,495 3,378 333 3,711 Commodities 167 16 1 17 Foreign currency 122,328 3,362 332 3,694 Liability position 102,860 (3,279) (105) (3,384) Commodities 96 (6) 1 (5) Foreign currency 102,764 (3,273) (106) (3,379) Other derivative financial instruments 5,304 198 214 412 Asset position 4,296 205 287 492 Shares 217 (8) 10 2 Interest 4,074 213 65 278 Foreign currency 5 - 212 212 Liability position 1,008 (7) (73) (80) Shares 842 (4) (42) (46) Interest 158 (2) (21) (23) Foreign currency 8 (1) (10) (11) Asset 15,342 8,124 23,466 Liability (18,860) (8,659) (27,519) Total (3,518) (535) (4,053) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount Over 365 12/31/2018 0 - 30 31 - 180 181 - 365 Futures contracts 217,836 193,637 33,969 140,591 586,033 Swaps contracts 70,403 97,028 96,090 677,323 940,844 Options 595,515 131,147 329,834 206,072 1,262,568 Forwards (onshore) 1,412 844 85 - 2,341 Credit derivatives - 1,188 680 6,456 8,324 NDF - Non Deliverable Forward 76,032 102,024 30,212 17,087 225,355 Other derivative financial instruments 8 405 357 4,534 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.35

III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 12/31/2019 NDF - Non Other derivative Futures Swaps Forwards Options Credit derivatives Deliverable financial contracts contracts (onshore) Forward instruments B3 465,537 18,128 1,559,356 4,381 1 53,756 - Over-the-counter market 199,347 1,076,250 160,849 753 12,738 241,752 6,581 Financial institutions 198,788 864,858 125,312 292 12,738 141,204 5,340 Companies 559 180,005 35,122 461 - 99,204 1,241 Individuals - 31,387 415 - - 1,344 - Total 664,884 1,094,378 1,720,205 5,134 12,739 295,508 6,581 12/31/2018 NDF - Non Other derivative Futures Swaps Forwards Options Credit derivatives Deliverable financial contracts contracts (onshore) Forward instruments B3 480,950 20,209 1,106,794 1,912 - 47,628 - Over-the-counter market 105,083 920,635 155,774 429 8,324 177,727 5,304 Financial institutions 104,297 702,848 110,859 - 7,742 103,172 3,602 Companies 786 151,973 44,464 429 582 73,811 1,702 Individuals - 65,814 451 - - 744 - Total 586,033 940,844 1,262,568 2,341 8,324 225,355 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.36III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 12/31/2019 NDF - Non Other derivative Futures Swaps Forwards Options Credit derivatives Deliverable financial contracts contracts (onshore) Forward instruments B3 465,537 18,128 1,559,356 4,381 1 53,756 - Over-the-counter market 199,347 1,076,250 160,849 753 12,738 241,752 6,581 Financial institutions 198,788 864,858 125,312 292 12,738 141,204 5,340 Companies 559 180,005 35,122 461 - 99,204 1,241 Individuals - 31,387 415 - - 1,344 - Total 664,884 1,094,378 1,720,205 5,134 12,739 295,508 6,581 12/31/2018 NDF - Non Other derivative Futures Swaps Forwards Options Credit derivatives Deliverable financial contracts contracts (onshore) Forward instruments B3 480,950 20,209 1,106,794 1,912 - 47,628 - Over-the-counter market 105,083 920,635 155,774 429 8,324 177,727 5,304 Financial institutions 104,297 702,848 110,859 - 7,742 103,172 3,602 Companies 786 151,973 44,464 429 582 73,811 1,702 Individuals - 65,814 451 - - 744 - Total 586,033 940,844 1,262,568 2,341 8,324 225,355 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.36

IV - Credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 12/31/2019 Maximum potential From 1 to 3 From 3 to 5 of future payments, Up to 1 year Over 5 years years years gross By instrument CDS 6,283 1,013 2,675 2,539 56 TRS 4,161 4,161 - - - Total by instrument 10,444 5,174 2,675 2,539 56 By risk rating Investment grade 1,049 135 602 312 - Below investment grade 9,395 5,039 2,073 2,227 56 Total by risk 10,444 5,174 2,675 2,539 56 By reference entity Brazilian government 7,301 4,921 1,117 1,263 - Governments – abroad 200 34 88 78 - Private entities 2,943 219 1,470 1,198 56 Total by entity 10,444 5,174 2,675 2,539 56 12/31/2018 Maximum potential From 1 to 3 From 3 to 5 Up to 1 year Over 5 years of future payments, years years gross By instrument CDS 6,853 1,685 1,913 3,203 52 Total by instrument 6,853 1,685 1,913 3,203 52 By risk rating Investment grade 1,361 300 510 539 12 Below investment grade 5,492 1,385 1,403 2,664 40 Total by risk 6,853 1,685 1,913 3,203 52 By reference entity Brazilian government 3,772 1,167 1,118 1,487 - Governments – abroad 314 71 85 156 2 Private entities 2,767 447 710 1,560 50 Total by entity 6,853 1,685 1,913 3,203 52 ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor’s and Fitch Ratings. The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.37 IV - Credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 12/31/2019 Maximum potential From 1 to 3 From 3 to 5 of future payments, Up to 1 year Over 5 years years years gross By instrument CDS 6,283 1,013 2,675 2,539 56 TRS 4,161 4,161 - - - Total by instrument 10,444 5,174 2,675 2,539 56 By risk rating Investment grade 1,049 135 602 312 - Below investment grade 9,395 5,039 2,073 2,227 56 Total by risk 10,444 5,174 2,675 2,539 56 By reference entity Brazilian government 7,301 4,921 1,117 1,263 - Governments – abroad 200 34 88 78 - Private entities 2,943 219 1,470 1,198 56 Total by entity 10,444 5,174 2,675 2,539 56 12/31/2018 Maximum potential From 1 to 3 From 3 to 5 Up to 1 year Over 5 years of future payments, years years gross By instrument CDS 6,853 1,685 1,913 3,203 52 Total by instrument 6,853 1,685 1,913 3,203 52 By risk rating Investment grade 1,361 300 510 539 12 Below investment grade 5,492 1,385 1,403 2,664 40 Total by risk 6,853 1,685 1,913 3,203 52 By reference entity Brazilian government 3,772 1,167 1,118 1,487 - Governments – abroad 314 71 85 156 2 Private entities 2,767 447 710 1,560 50 Total by entity 6,853 1,685 1,913 3,203 52 ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor’s and Fitch Ratings. The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.37

12/31/2019 Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount CDS (6,283) 2,295 (3,988) TRS (4,161) - (4,161) Total (10,444) 2,295 (8,149) 12/31/2018 Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount CDS (6,853) 1,471 (5,382) Total (6,853) 1,471 (5,382) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.3812/31/2019 Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount CDS (6,283) 2,295 (3,988) TRS (4,161) - (4,161) Total (10,444) 2,295 (8,149) 12/31/2018 Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount CDS (6,853) 1,471 (5,382) Total (6,853) 1,471 (5,382) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.38

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 12/31/2019 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized financial Total Sheet presented in the Balance Sheet (1) (3) assets Financial instruments Cash collateral received Securities purchased under agreements to resell 198,422 - 198,422 (596) - 197,826 Derivatives financial instruments 41,854 - 41,854 (14,121) - 27,733 12/31/2018 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized financial Total Sheet presented in the Balance Sheet (1) (3) assets Financial instruments Cash collateral received Securities purchased under agreements to resell 280,132 - 280,132 (2,822) - 277,310 Derivatives financial instruments 23,466 - 23,466 (3,091) - 20,375 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 12/31/2019 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized financial Total Sheet presented in the Balance Sheet (1) (3) Cash collateral pledged liabilities Financial instruments Securities sold under repurchase agreements 256,583 - 256,583 (23,509) - 233,074 Derivatives financial instruments 47,828 - 47,828 (14,121) (148) 33,559 12/31/2018 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized financial Total Sheet presented in the Balance Sheet (1) (3) liabilities Financial instruments Cash collateral pledged Securities sold under repurchase agreements 330,237 - 330,237 (23,079) - 307,158 Derivatives financial instruments 27,519 - 27,519 (3,091) (333) 24,095 (1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable; (2) Limited to amounts subject to enforceable master offset agreements and other such agreements; (3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.39V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 12/31/2019 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized financial Total Sheet presented in the Balance Sheet (1) (3) assets Financial instruments Cash collateral received Securities purchased under agreements to resell 198,422 - 198,422 (596) - 197,826 Derivatives financial instruments 41,854 - 41,854 (14,121) - 27,733 12/31/2018 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized financial Total Sheet presented in the Balance Sheet (1) (3) assets Financial instruments Cash collateral received Securities purchased under agreements to resell 280,132 - 280,132 (2,822) - 277,310 Derivatives financial instruments 23,466 - 23,466 (3,091) - 20,375 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 12/31/2019 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized financial Total Sheet presented in the Balance Sheet (1) (3) Cash collateral pledged liabilities Financial instruments Securities sold under repurchase agreements 256,583 - 256,583 (23,509) - 233,074 Derivatives financial instruments 47,828 - 47,828 (14,121) (148) 33,559 12/31/2018 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized financial Total Sheet presented in the Balance Sheet (1) (3) liabilities Financial instruments Cash collateral pledged Securities sold under repurchase agreements 330,237 - 330,237 (23,079) - 307,158 Derivatives financial instruments 27,519 - 27,519 (3,091) (333) 24,095 (1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable; (2) Limited to amounts subject to enforceable master offset agreements and other such agreements; (3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.39

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: x Interest Rate: Risk of loss in transactions subject to interest rate variations; x Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks x Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows from interest payments resulting from changes in the DI interest rate, through futures contracts; x Hedge of asset transactions: to hedge fluctuations in cash flows from interest receipts resulting from changes in the DI rate, through futures contracts; x Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; x Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; x Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; x Hedge of repurchase agreements: to hedge fluctuactions in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts; x Hedging of expected highly probable transactions: hedging the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of such strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.40 Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: x Interest Rate: Risk of loss in transactions subject to interest rate variations; x Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks x Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows from interest payments resulting from changes in the DI interest rate, through futures contracts; x Hedge of asset transactions: to hedge fluctuations in cash flows from interest receipts resulting from changes in the DI rate, through futures contracts; x Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; x Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; x Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; x Hedge of repurchase agreements: to hedge fluctuactions in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts; x Hedging of expected highly probable transactions: hedging the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of such strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.40

12/31/2019 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Nominal value used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements - 24,543 (2,808) (3,310) 24,543 (2,814) agreements to resell Loans and lease operations and Hedge of assets transactions 5,564 - 91 91 5,656 91 Securities Securities purchased under Hedge of Asset-backed securities under repurchase agreements 30,896 - 520 520 32,130 523 agreements to resell Hedge of loan operations Loans and lease operations 269 - 12 12 257 14 - 4,617 (27) (22) 4,590 (27) Hedge of funding Deposits Hedge of assets denominated in UF Securities 12,588 - 6 6 12,582 5 Foreign exchange risk Hedge of highly probable forecast transactions 294 - (11) 179 294 (11) Total 49,611 29,160 (2,217) (2,524) 80,052 (2,219) 12/31/2018 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Nominal value used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under - 29,727 (1,682) (2,946) 29,727 (1,800) Hedge of deposits and repurchase agreements agreements to resell Loans and lease operations and 7,866 - 136 136 8,003 136 Hedge of assets transactions Securities Securities purchased under 36,668 - 353 353 38,013 359 Hedge of Asset-backed securities under repurchase agreements agreements to resell Hedge of loan operations Loans and lease operations 274 - 6 6 268 7 Hedge of funding Deposits - 3,200 78 86 3,105 82 Hedge of assets denominated in UF Securities 13,247 - 26 26 13,221 23 Foreign exchange risk Hedge of highly probable forecast transactions 71 - 6 6 71 6 Total 58,126 32,927 (1,077) (2,333) 92,408 (1,187) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. The amount of R$ (1,211) in Reserve of Cash Flow Hedge will be recognized in result for the maturity term of the hedged item. In the period ended December 31, 2019, the amount of R$ (762) was recognized in Result related to this deferral. 12/31/2019 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 62,329 - 14 (2,200) (2,197) (3) - Swap 17,429 4,617 12,858 (8) (9) 1 - Foreign exchange risk Futures 294 - 156 (11) (11) - - Total 80,052 4,617 13,028 (2,219) (2,217) (2) - 12/31/2018 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 75,743 256 21 (1,305) (1,193) (112) - Swap 16,594 3,023 13,519 112 110 2 - Foreign exchange risk Futures 6 5 - 1 1 - - Option 65 9 - 5 5 - - Total 92,408 3,293 13,540 (1,187) (1,077) (110) - (*) Amounts recorded under heading Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.4112/31/2019 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Nominal value used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements - 24,543 (2,808) (3,310) 24,543 (2,814) agreements to resell Loans and lease operations and Hedge of assets transactions 5,564 - 91 91 5,656 91 Securities Securities purchased under Hedge of Asset-backed securities under repurchase agreements 30,896 - 520 520 32,130 523 agreements to resell Hedge of loan operations Loans and lease operations 269 - 12 12 257 14 - 4,617 (27) (22) 4,590 (27) Hedge of funding Deposits Hedge of assets denominated in UF Securities 12,588 - 6 6 12,582 5 Foreign exchange risk Hedge of highly probable forecast transactions 294 - (11) 179 294 (11) Total 49,611 29,160 (2,217) (2,524) 80,052 (2,219) 12/31/2018 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Nominal value used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under - 29,727 (1,682) (2,946) 29,727 (1,800) Hedge of deposits and repurchase agreements agreements to resell Loans and lease operations and 7,866 - 136 136 8,003 136 Hedge of assets transactions Securities Securities purchased under 36,668 - 353 353 38,013 359 Hedge of Asset-backed securities under repurchase agreements agreements to resell Hedge of loan operations Loans and lease operations 274 - 6 6 268 7 Hedge of funding Deposits - 3,200 78 86 3,105 82 Hedge of assets denominated in UF Securities 13,247 - 26 26 13,221 23 Foreign exchange risk Hedge of highly probable forecast transactions 71 - 6 6 71 6 Total 58,126 32,927 (1,077) (2,333) 92,408 (1,187) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. The amount of R$ (1,211) in Reserve of Cash Flow Hedge will be recognized in result for the maturity term of the hedged item. In the period ended December 31, 2019, the amount of R$ (762) was recognized in Result related to this deferral. 12/31/2019 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 62,329 - 14 (2,200) (2,197) (3) - Swap 17,429 4,617 12,858 (8) (9) 1 - Foreign exchange risk Futures 294 - 156 (11) (11) - - Total 80,052 4,617 13,028 (2,219) (2,217) (2) - 12/31/2018 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 75,743 256 21 (1,305) (1,193) (112) - Swap 16,594 3,023 13,519 112 110 2 - Foreign exchange risk Futures 6 5 - 1 1 - - Option 65 9 - 5 5 - - Total 92,408 3,293 13,540 (1,187) (1,077) (110) - (*) Amounts recorded under heading Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.41

b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING’s strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office, by contracting DDI futures, NDF and financial assets. The risk hedged in this type of strategy is the currency risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge. 12/31/2019 Hedged item Hedge instrument (2) Variation in fair value Book Value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,396 (7,217) (7,217) 16,947 (7,220) Total - 14,396 (7,217) (7,217) 16,947 (7,220) 12/31/2018 Hedged item Hedge instrument (2) Variation in fair value Book Value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,820 (7,300) (7,300) 12,550 (7,296) Total - 14,820 (7,300) (7,300) 12,550 (7,296) (1) Hedge instruments consider the gross tax position; (2) Amounts recorded under heading Derivatives - Hedge of investments in foreign operation. 12/31/2019 (*) Variations in fair Variation in the value Hedge Amount reclassified Book Value Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount calculate hedge comprehensive recognized in convertion reserve Assets Liabilities ineffectiveness income income into income Foreign exchange risk DDI futures 32,966 228 - (12,329) (12,292) (37) - Forward (2,990) 2,977 - 408 381 27 - NDF (11,525) 260 - 4,443 4,434 9 - Financial Assets (1,504) 1,523 - 258 260 (2) - 16,947 4,988 - (7,220) (7,217) (3) - Total 12/31/2018 (*) Variations in fair Variation in the value Hedge Amount reclassified Book Value Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount calculate hedge comprehensive recognized in convertion reserve Assets Liabilities ineffectiveness income income into income Foreign exchange risk 27,990 - 113 (11,394) (11,353) (41) - DDI futures Forward (1,470) 1,059 - 764 726 38 - NDF (13,167) 255 - 3,198 3,189 9 - Financial Assets (803) 803 - 136 138 (2) - 12,550 2,117 113 (7,296) (7,300) 4 - Total (*) Amounts recorded under heading Derivatives Financial Instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.42 b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING’s strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office, by contracting DDI futures, NDF and financial assets. The risk hedged in this type of strategy is the currency risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge. 12/31/2019 Hedged item Hedge instrument (2) Variation in fair value Book Value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,396 (7,217) (7,217) 16,947 (7,220) Total - 14,396 (7,217) (7,217) 16,947 (7,220) 12/31/2018 Hedged item Hedge instrument (2) Variation in fair value Book Value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,820 (7,300) (7,300) 12,550 (7,296) Total - 14,820 (7,300) (7,300) 12,550 (7,296) (1) Hedge instruments consider the gross tax position; (2) Amounts recorded under heading Derivatives - Hedge of investments in foreign operation. 12/31/2019 (*) Variations in fair Variation in the value Hedge Amount reclassified Book Value Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount calculate hedge comprehensive recognized in convertion reserve Assets Liabilities ineffectiveness income income into income Foreign exchange risk DDI futures 32,966 228 - (12,329) (12,292) (37) - Forward (2,990) 2,977 - 408 381 27 - NDF (11,525) 260 - 4,443 4,434 9 - Financial Assets (1,504) 1,523 - 258 260 (2) - 16,947 4,988 - (7,220) (7,217) (3) - Total 12/31/2018 (*) Variations in fair Variation in the value Hedge Amount reclassified Book Value Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount calculate hedge comprehensive recognized in convertion reserve Assets Liabilities ineffectiveness income income into income Foreign exchange risk 27,990 - 113 (11,394) (11,353) (41) - DDI futures Forward (1,470) 1,059 - 764 726 38 - NDF (13,167) 255 - 3,198 3,189 9 - Financial Assets (803) 803 - 136 138 (2) - 12,550 2,117 113 (7,296) (7,300) 4 - Total (*) Amounts recorded under heading Derivatives Financial Instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.42

c) Fair value hedge The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variations in fair value on the receipt and payment of interest on recognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies fair value hedges as follows: Interest rate risk: x To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: x The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument. x The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: 12/31/2019 Hedged Item Hedge Instruments (*) Variation in fair Book Value Fair value Strategies Variation in fair value Notional value used to recognized in amount calculate hedge income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 7,386 - 7,642 - 256 7,386 (264) Hedge of funding - 7,436 - 8,195 (759) 7,436 775 Hedge of securities at fair value through other 4,482 - 4,574 - 92 4,609 (85) comprehensive income Total 11,868 7,436 12,216 8,195 (411) 19,431 426 12/31/2018 Hedged Item Hedge Instruments (*) Variation in fair Book Value Fair value Strategies Variation in fair value Notional value used to recognized in amount calculate hedge income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 7,066 - 7,119 - 53 7,066 (54) Hedge of funding - 9,124 - 9,167 (43) 9,124 43 Hedge of securities at fair value through other 5,391 - 5,483 - 93 5,401 (82) comprehensive income Total 12,457 9,124 12,602 9,167 103 21,591 (93) (*) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.43 c) Fair value hedge The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variations in fair value on the receipt and payment of interest on recognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies fair value hedges as follows: Interest rate risk: x To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: x The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument. x The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: 12/31/2019 Hedged Item Hedge Instruments (*) Variation in fair Book Value Fair value Strategies Variation in fair value Notional value used to recognized in amount calculate hedge income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 7,386 - 7,642 - 256 7,386 (264) Hedge of funding - 7,436 - 8,195 (759) 7,436 775 Hedge of securities at fair value through other 4,482 - 4,574 - 92 4,609 (85) comprehensive income Total 11,868 7,436 12,216 8,195 (411) 19,431 426 12/31/2018 Hedged Item Hedge Instruments (*) Variation in fair Book Value Fair value Strategies Variation in fair value Notional value used to recognized in amount calculate hedge income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 7,066 - 7,119 - 53 7,066 (54) Hedge of funding - 9,124 - 9,167 (43) 9,124 43 Hedge of securities at fair value through other 5,391 - 5,483 - 93 5,401 (82) comprehensive income Total 12,457 9,124 12,602 9,167 103 21,591 (93) (*) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.43

12/31/2019 (1) Variation in fair value used Book value Hedge Instruments Notional Hedge ineffectiveness to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk (2) 19,431 766 4,636 426 15 Swap Total 19,431 766 4,636 426 15 12/31/2018 (1) Variation in fair value used Book value Hedge Instruments Notional Hedge ineffectiveness to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk Swap 21,591 86 1,078 (93) 10 Total 21,591 86 1,078 (93) 10 (1) Amounts recorded under heading Derivatives financial instruments; (2) In the period, the amount of R$ 408 is no longer qualified as hedge, with effect on result of R$ (15). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.44 12/31/2019 (1) Variation in fair value used Book value Hedge Instruments Notional Hedge ineffectiveness to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk (2) 19,431 766 4,636 426 15 Swap Total 19,431 766 4,636 426 15 12/31/2018 (1) Variation in fair value used Book value Hedge Instruments Notional Hedge ineffectiveness to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk Swap 21,591 86 1,078 (93) 10 Total 21,591 86 1,078 (93) 10 (1) Amounts recorded under heading Derivatives financial instruments; (2) In the period, the amount of R$ 408 is no longer qualified as hedge, with effect on result of R$ (15). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.44

The tables below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item: 12/31/2019 12/31/2018 Hedge instruments Hedged item Hedge instruments Hedged item Strategies Fair value Notional Fair value Notional amount Book Value Book Value adjustments amount adjustments Hedge of deposits and repurchase agreements 24,543 (37) 24,543 29,727 (21) 29,727 Hedge of highly probable forecast transactions 294 (11) 294 71 6 71 Hedge of net investment in foreign operations 16,947 4,988 14,396 12,550 2,230 14,820 Hedge of loan operations (Fair value) 7,386 (264) 7,386 7,066 (54) 7,066 Hedge of loan operations (Cash flow) 257 14 269 268 7 274 Hedge of funding (Fair value) 7,436 775 7,436 9,124 43 9,124 Hedge of funding (Cash flow) 4,590 (27) 4,617 3,105 82 3,200 Hedge of assets transactions 5,656 91 5,564 8,003 136 7,866 Hedge of Asset-backed securities under repurchase agreements 32,130 20 30,896 38,013 8 36,668 Hedge of assets denominated in UF 12,582 5 12,588 13,221 23 13,247 Hedge of securities at fair value through other comprehensive income 4,609 (85) 4,482 5,401 (82) 5,391 Total 5,469 2,378 The table below shows the breakdown by maturity of the hedging strategies: 12/31/2019 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 5,533 4,409 1,627 8,464 - 4,510 - 24,543 Hedge of highly probable forecast transactions 294 - - - - - - 294 (*) 16,947 - - - - - - 16,947 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 381 2,490 1,248 993 623 1,111 540 7,386 Hedge of loan operations (Cash flow) 27 156 74 - - - - 257 Hedge of funding (Fair value) 299 152 375 423 129 4,220 1,838 7,436 Hedge of funding (Cash flow) 2,562 - - 1,646 161 221 - 4,590 Hedge of assets transactions - 3,671 1,985 - - - - 5,656 Hedge of Asset-backed securities under repurchase agreements 6,225 18,739 812 5,621 - 733 - 32,130 Hedge of assets denominated in UF 9,628 2,954 - - - - - 12,582 Hedge of securities at fair value through other comprehensive income 4,230 - 28 - - 351 - 4,609 Total 46,126 32,571 6,149 17,147 913 11,146 2,378 116,430 12/31/2018 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 11,925 4,729 3,519 - 5,737 3,817 - 29,727 Hedge of highly probable forecast transactions 71 - - - - - - 71 (*) Hedge of net investment in foreign operations 12,550 - - - - - - 12,550 Hedge of loan operations (Fair value) 293 1,416 1,793 1,379 375 822 988 7,066 Hedge of loan operations (Cash flow) - 28 162 78 - - - 268 Hedge of funding (Fair value) 1,590 297 154 391 377 3,972 2,343 9,124 Hedge of funding (Cash flow) 2,874 - - - - 231 - 3,105 Hedge of assets transactions 6,346 - 1,657 - - - - 8,003 Hedge of Asset-backed securities under repurchase agreements 26,943 5,838 1,517 - 3,715 - - 38,013 Hedge of assets denominated in UF 12,241 924 56 - - - - 13,221 Hedge of securities at fair value through other comprehensive income 4,223 - - - - 1,178 - 5,401 79,056 13,232 8,858 1,848 10,204 10,020 3,331 126,549 Total (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.45The tables below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item: 12/31/2019 12/31/2018 Hedge instruments Hedged item Hedge instruments Hedged item Strategies Fair value Notional Fair value Notional amount Book Value Book Value adjustments amount adjustments Hedge of deposits and repurchase agreements 24,543 (37) 24,543 29,727 (21) 29,727 Hedge of highly probable forecast transactions 294 (11) 294 71 6 71 Hedge of net investment in foreign operations 16,947 4,988 14,396 12,550 2,230 14,820 Hedge of loan operations (Fair value) 7,386 (264) 7,386 7,066 (54) 7,066 Hedge of loan operations (Cash flow) 257 14 269 268 7 274 Hedge of funding (Fair value) 7,436 775 7,436 9,124 43 9,124 Hedge of funding (Cash flow) 4,590 (27) 4,617 3,105 82 3,200 Hedge of assets transactions 5,656 91 5,564 8,003 136 7,866 Hedge of Asset-backed securities under repurchase agreements 32,130 20 30,896 38,013 8 36,668 Hedge of assets denominated in UF 12,582 5 12,588 13,221 23 13,247 Hedge of securities at fair value through other comprehensive income 4,609 (85) 4,482 5,401 (82) 5,391 Total 5,469 2,378 The table below shows the breakdown by maturity of the hedging strategies: 12/31/2019 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 5,533 4,409 1,627 8,464 - 4,510 - 24,543 Hedge of highly probable forecast transactions 294 - - - - - - 294 (*) 16,947 - - - - - - 16,947 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 381 2,490 1,248 993 623 1,111 540 7,386 Hedge of loan operations (Cash flow) 27 156 74 - - - - 257 Hedge of funding (Fair value) 299 152 375 423 129 4,220 1,838 7,436 Hedge of funding (Cash flow) 2,562 - - 1,646 161 221 - 4,590 Hedge of assets transactions - 3,671 1,985 - - - - 5,656 Hedge of Asset-backed securities under repurchase agreements 6,225 18,739 812 5,621 - 733 - 32,130 Hedge of assets denominated in UF 9,628 2,954 - - - - - 12,582 Hedge of securities at fair value through other comprehensive income 4,230 - 28 - - 351 - 4,609 Total 46,126 32,571 6,149 17,147 913 11,146 2,378 116,430 12/31/2018 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 11,925 4,729 3,519 - 5,737 3,817 - 29,727 Hedge of highly probable forecast transactions 71 - - - - - - 71 (*) Hedge of net investment in foreign operations 12,550 - - - - - - 12,550 Hedge of loan operations (Fair value) 293 1,416 1,793 1,379 375 822 988 7,066 Hedge of loan operations (Cash flow) - 28 162 78 - - - 268 Hedge of funding (Fair value) 1,590 297 154 391 377 3,972 2,343 9,124 Hedge of funding (Cash flow) 2,874 - - - - 231 - 3,105 Hedge of assets transactions 6,346 - 1,657 - - - - 8,003 Hedge of Asset-backed securities under repurchase agreements 26,943 5,838 1,517 - 3,715 - - 38,013 Hedge of assets denominated in UF 12,241 924 56 - - - - 13,221 Hedge of securities at fair value through other comprehensive income 4,223 - - - - 1,178 - 5,401 79,056 13,232 8,858 1,848 10,204 10,020 3,331 126,549 Total (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.45

Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows: 12/31/2019 12/31/2018 Fair value Fair value Gross Gross adjustments (in Expected adjustments (in Expected carrying Fair value carrying Fair value stockholders' loss stockholders' loss amount amount equity) equity) (1a) Brazilian government securities 48,718 2,014 - 50,732 27,064 775 - 27,839 Other government securities 36 - (36) - 36 - (36) - (1b) Government securities – abroad 20,638 (64) (3) 20,571 18,844 (70) (2) 18,772 Germany 23 - - 23 22 - - 22 Colombia 3,851 27 - 3,878 5,491 14 - 5,505 Chile 11,119 89 - 11,208 7,647 7 (1) 7,653 United States 2,758 (2) - 2,756 2,634 (16) - 2,618 France - - - - 891 - - 891 Italy 328 1 - 329 - - - - Paraguay 1,957 (174) (3) 1,780 1,601 (71) (1) 1,529 Uruguay 602 (5) - 597 557 (4) - 553 Other - - - - 1 - - 1 (1c) Corporate debt securities 5,308 96 (47) 5,357 2,719 40 (47) 2,712 Negotiable Shares 83 66 - 149 77 84 - 161 Bank deposit certificates 2,371 - - 2,371 1,053 - - 1,053 Securitized real estate loans 25 1 - 26 - - - - Debentures 387 (10) (43) 334 44 - (42) 2 Eurobonds and others 2,439 39 (1) 2,477 1,542 (44) (2) 1,496 Other 3 - (3) - 3 - (3) - Total 74,700 2,046 (86) 76,660 48,663 745 (85) 49,323 (1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 27,864 (R$ 25,147 at 12/31/2018), b) R$ 590 (R$ 3,583 at 12/31/2018) and c) with no amount as of that date (R$ 237 at 12/31/2018), totaling R$ 28,454 (R$ 28,967 at 12/31/2018). The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows: 12/31/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 10,258 10,272 10,666 10,684 Non-stated maturity 83 149 77 161 Up to one year 10,175 10,123 10,589 10,523 Non-current 64,442 66,388 37,997 38,639 From one to five years 45,704 46,456 21,417 21,650 From five to ten years 11,101 11,649 11,906 12,029 After ten years 7,637 8,283 4,674 4,960 Total 74,700 76,660 48,663 49,323 Equity instruments at fair value through other comprehensive income - securities are presented in the table below: 12/31/2019 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 83 66 - 149 Total 83 66 - 149 12/31/2018 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 77 84 - 161 Total 77 84 - 161 In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity. ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. 12/31/2019 12/31/2018 Gross carrying Gross carrying Fair Value Fair Value amount amount Current 83 149 77 161 Non-stated maturity 83 149 77 161 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.46Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows: 12/31/2019 12/31/2018 Fair value Fair value Gross Gross adjustments (in Expected adjustments (in Expected carrying Fair value carrying Fair value stockholders' loss stockholders' loss amount amount equity) equity) (1a) Brazilian government securities 48,718 2,014 - 50,732 27,064 775 - 27,839 Other government securities 36 - (36) - 36 - (36) - (1b) Government securities – abroad 20,638 (64) (3) 20,571 18,844 (70) (2) 18,772 Germany 23 - - 23 22 - - 22 Colombia 3,851 27 - 3,878 5,491 14 - 5,505 Chile 11,119 89 - 11,208 7,647 7 (1) 7,653 United States 2,758 (2) - 2,756 2,634 (16) - 2,618 France - - - - 891 - - 891 Italy 328 1 - 329 - - - - Paraguay 1,957 (174) (3) 1,780 1,601 (71) (1) 1,529 Uruguay 602 (5) - 597 557 (4) - 553 Other - - - - 1 - - 1 (1c) Corporate debt securities 5,308 96 (47) 5,357 2,719 40 (47) 2,712 Negotiable Shares 83 66 - 149 77 84 - 161 Bank deposit certificates 2,371 - - 2,371 1,053 - - 1,053 Securitized real estate loans 25 1 - 26 - - - - Debentures 387 (10) (43) 334 44 - (42) 2 Eurobonds and others 2,439 39 (1) 2,477 1,542 (44) (2) 1,496 Other 3 - (3) - 3 - (3) - Total 74,700 2,046 (86) 76,660 48,663 745 (85) 49,323 (1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 27,864 (R$ 25,147 at 12/31/2018), b) R$ 590 (R$ 3,583 at 12/31/2018) and c) with no amount as of that date (R$ 237 at 12/31/2018), totaling R$ 28,454 (R$ 28,967 at 12/31/2018). The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows: 12/31/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 10,258 10,272 10,666 10,684 Non-stated maturity 83 149 77 161 Up to one year 10,175 10,123 10,589 10,523 Non-current 64,442 66,388 37,997 38,639 From one to five years 45,704 46,456 21,417 21,650 From five to ten years 11,101 11,649 11,906 12,029 After ten years 7,637 8,283 4,674 4,960 Total 74,700 76,660 48,663 49,323 Equity instruments at fair value through other comprehensive income - securities are presented in the table below: 12/31/2019 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 83 66 - 149 Total 83 66 - 149 12/31/2018 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 77 84 - 161 Total 77 84 - 161 In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity. ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. 12/31/2019 12/31/2018 Gross carrying Gross carrying Fair Value Fair Value amount amount Current 83 149 77 161 Non-stated maturity 83 149 77 161 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.46

Reconciliation of expected loss for Other financial assets, segregated by stages: Expected Expected Gains / Transfer to Transfer to Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 12/31/2018 12/31/2019 Financial assets at fair value through other comprehensive (85) - (1) - - - (86) income Government securities - abroad - (2) (1) -- - (3) Brazilian government securities (36) - - - - - (36) Other (36) - - - - - (36) Corporate debt securities (49) 2 - - - - (47) Debentures (43) - - - - - (43) Eurobonds and others (3) 2 - - - - (1) Other - (3) - - - - (3) Expected Expected Gains / Transfer to Transfer to Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 12/31/2017 12/31/2018 Financial assets at fair value through other comprehensive (84) (1) (2) 2 - - (85) income Brazilian government securities (36) - - - - - (36) Other (36) - - - - - (36) Corporate debt securities (48) (1) (2) 2 - - (49) Debentures (43) - - - - - (43) Eurobond and others (2) (1) (2) 2 - - (3) Other - (3) - - - - (3) Note 9 - Financial assets at amortized cost - Securities The Financial assets at amortized cost - Securities are as follows: 12/31/2019 12/31/2018 Net Net Amortized Expected Amortized Expected Amortized Amortized Cost Loss Cost Loss Cost Cost (1a) Brazilian government securities 56,355 (52) 56,303 54,064 (58) 54,006 Government securities – abroad 17,226 - 17,226 6,700 (3) 6,697 Colombia 335 - 335 356 (3) 353 Chile 621 - 621 256 - 256 Korea 3,427 - 3,427 1,385 - 1,385 Spain 4,984 - 4,984 2,411 - 2,411 United States 80 - 80 19 - 19 Mexico 7,763 - 7,763 2,258 - 2,258 Uruguay 16 - 16 15 - 15 (1b) Corporate debt securities 59,538 (2,601) 56,937 49,631 (3,585) 46,046 Rural product note 5,388 (47) 5,341 4,181 (178) 4,003 Bank deposit certificates 54 - 54 123 - 123 Real estate receivables certificates 5,844 (2) 5,842 9,876 (361) 9,515 Debentures 41,053 (2,532) 38,521 29,001 (3,013) 25,988 Eurobonds and others 1,083 (1) 1,082 4,005 (2) 4,003 Promissory notes 5,001 (3) 4,998 1,069 (14) 1,055 Other 1,115 (16) 1,099 1,376 (17) 1,359 133,119 (2,653) 130,466 110,395 (3,646) 106,749 Total (1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 9,583 (R$ 24,988 at 12/31/2018) and b) R$ 17,457 (R$ 8,860 at 12/31/2018), totaling R$ 27,040 (R$ 33,848 at 12/31/2018). The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows: 12/31/2019 12/31/2018 Net Amortized Net Amortized Amortized Cost Amortized Cost Cost Cost Current 30,113 29,766 14,661 14,119 Up to one year 30,113 29,766 14,661 14,119 Non-current 103,006 100,700 95,734 92,630 From one to five years 57,120 56,178 51,820 50,970 From five to ten years 34,599 33,512 31,318 29,802 After ten years 11,287 11,010 12,596 11,858 Total 133,119 130,466 110,395 106,749 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.47Reconciliation of expected loss for Other financial assets, segregated by stages: Expected Expected Gains / Transfer to Transfer to Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 12/31/2018 12/31/2019 Financial assets at fair value through other comprehensive (85) - (1) - - - (86) income Government securities - abroad - (2) (1) -- - (3) Brazilian government securities (36) - - - - - (36) Other (36) - - - - - (36) Corporate debt securities (49) 2 - - - - (47) Debentures (43) - - - - - (43) Eurobonds and others (3) 2 - - - - (1) Other - (3) - - - - (3) Expected Expected Gains / Transfer to Transfer to Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 12/31/2017 12/31/2018 Financial assets at fair value through other comprehensive (84) (1) (2) 2 - - (85) income Brazilian government securities (36) - - - - - (36) Other (36) - - - - - (36) Corporate debt securities (48) (1) (2) 2 - - (49) Debentures (43) - - - - - (43) Eurobond and others (2) (1) (2) 2 - - (3) Other - (3) - - - - (3) Note 9 - Financial assets at amortized cost - Securities The Financial assets at amortized cost - Securities are as follows: 12/31/2019 12/31/2018 Net Net Amortized Expected Amortized Expected Amortized Amortized Cost Loss Cost Loss Cost Cost (1a) Brazilian government securities 56,355 (52) 56,303 54,064 (58) 54,006 Government securities – abroad 17,226 - 17,226 6,700 (3) 6,697 Colombia 335 - 335 356 (3) 353 Chile 621 - 621 256 - 256 Korea 3,427 - 3,427 1,385 - 1,385 Spain 4,984 - 4,984 2,411 - 2,411 United States 80 - 80 19 - 19 Mexico 7,763 - 7,763 2,258 - 2,258 Uruguay 16 - 16 15 - 15 (1b) Corporate debt securities 59,538 (2,601) 56,937 49,631 (3,585) 46,046 Rural product note 5,388 (47) 5,341 4,181 (178) 4,003 Bank deposit certificates 54 - 54 123 - 123 Real estate receivables certificates 5,844 (2) 5,842 9,876 (361) 9,515 Debentures 41,053 (2,532) 38,521 29,001 (3,013) 25,988 Eurobonds and others 1,083 (1) 1,082 4,005 (2) 4,003 Promissory notes 5,001 (3) 4,998 1,069 (14) 1,055 Other 1,115 (16) 1,099 1,376 (17) 1,359 133,119 (2,653) 130,466 110,395 (3,646) 106,749 Total (1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 9,583 (R$ 24,988 at 12/31/2018) and b) R$ 17,457 (R$ 8,860 at 12/31/2018), totaling R$ 27,040 (R$ 33,848 at 12/31/2018). The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows: 12/31/2019 12/31/2018 Net Amortized Net Amortized Amortized Cost Amortized Cost Cost Cost Current 30,113 29,766 14,661 14,119 Up to one year 30,113 29,766 14,661 14,119 Non-current 103,006 100,700 95,734 92,630 From one to five years 57,120 56,178 51,820 50,970 From five to ten years 34,599 33,512 31,318 29,802 After ten years 11,287 11,010 12,596 11,858 Total 133,119 130,466 110,395 106,749 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.47

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 2 Stage 3 12/31/2018 12/31/2019 Financial assets at amortized cost (223) 36 (38) 48 74 - (75) (20) (198) Brazilian government securities - 7 --- - (59) - (52) Government securities - other countries - Colombia -- - (4) 5 (3) 2 - - Corporate debt securities (219) 24 (35) 46 74 - (16) (20) (146) Rural product note (7) 4 (7) 1 - - - - (9) Real estate receivables certificates (2) - (4) 23 - - - (19) (2) Debentures (206) 19 (21) 20 74 - (16) (1) (131) Eurobond and others - (2) - 1 - - - - (1) Promissory notes (2) 1 (3) 1 - - - - (3) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 1 Stage 3 12/31/2018 12/31/2019 Financial assets at amortized cost (824) 82 (2) 66 75 619 (74) - (58) Brazilian government securities (59) - - - 59 - - - - Corporate debt securities (765) 82 (2) 66 16 619 (74) - (58) Rural product note - (8) (2) - - 5 - - (5) Debentures (765) 90 - 66 16 614 (74) - (53) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 1 Stage 2 12/31/2018 12/31/2019 Financial assets at amortized cost (2,599) (35) (193) 1,029 20 - - (619) (2,397) Corporate debt securities (2,599) (35) (193) 1,029 20 - - (619) (2,397) Rural product note (173) (3) (50) 198 - - - (5) (33) Real estate receivables certificates (361) 16 - 326 19 - - - - Debentures (2,037) (48) (127) 477 1 - - (614) (2,348) Promissory notes (11) - - 11 - - - - - Other (17) - (16) 17 - - - - (16) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2017 12/31/2018 Financial assets at amortized cost (76) (82) (28) 14 - - (51) - (223) Government securities - other countries - Colombia (3) 1 (2) - - - -- (4) Corporate debt securities (73) (83) (26) 14 - - (51) - (219) Rural product note (9) 5 (7) 4 - - - - (7) Real estate receivables certificates (9) 5 - 2 - - - - (2) Debentures (52) (93) (18) 8 - - (51) - (206) Eurobond and others - (2) - - - - - - (2) Promissory notes (1) - (1) - - - - - (2) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2017 12/31/2018 (368) (26) (561) 6 51 74 - - (824) Financial assets at amortized cost Brazilian government securities (65) 6 - - - - - - (59) Corporate debt securities (303) (32) (561) 6 51 74 - - (765) Rural product note -11 (22) -- 11 - - - Real estate receivables certificates (5) (1) - - - 6- - - Debentures (284) (30) (539) 1 51 36 - - (765) Eurobond and others - (5) - 5- - - -- Other (14) (7) - - - 21 - - - Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2017 12/31/2018 Financial assets at amortized cost (4,738) 742 (594) 2,065 - - - (74) (2,599) Corporate debt securities (4,738) 742 (594) 2,065 - - - ( (74) 2,599) Rural product note (148) (105) (36) 127 - - - (11) (173) Real estate receivables certificates (2,046) 447 - 1,244 - - - ( (6) 361) Debentures (2,522) 401 (558) 678 - - - ( (36) 2,037) Promissory notes (22) (5) - 16 - - - - (11) Others -4 - - - - - (21) (17) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.48Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 2 Stage 3 12/31/2018 12/31/2019 Financial assets at amortized cost (223) 36 (38) 48 74 - (75) (20) (198) Brazilian government securities - 7 --- - (59) - (52) Government securities - other countries - Colombia -- - (4) 5 (3) 2 - - Corporate debt securities (219) 24 (35) 46 74 - (16) (20) (146) Rural product note (7) 4 (7) 1 - - - - (9) Real estate receivables certificates (2) - (4) 23 - - - (19) (2) Debentures (206) 19 (21) 20 74 - (16) (1) (131) Eurobond and others - (2) - 1 - - - - (1) Promissory notes (2) 1 (3) 1 - - - - (3) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 1 Stage 3 12/31/2018 12/31/2019 Financial assets at amortized cost (824) 82 (2) 66 75 619 (74) - (58) Brazilian government securities (59) - - - 59 - - - - Corporate debt securities (765) 82 (2) 66 16 619 (74) - (58) Rural product note - (8) (2) - - 5 - - (5) Debentures (765) 90 - 66 16 614 (74) - (53) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 1 Stage 2 12/31/2018 12/31/2019 Financial assets at amortized cost (2,599) (35) (193) 1,029 20 - - (619) (2,397) Corporate debt securities (2,599) (35) (193) 1,029 20 - - (619) (2,397) Rural product note (173) (3) (50) 198 - - - (5) (33) Real estate receivables certificates (361) 16 - 326 19 - - - - Debentures (2,037) (48) (127) 477 1 - - (614) (2,348) Promissory notes (11) - - 11 - - - - - Other (17) - (16) 17 - - - - (16) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2017 12/31/2018 Financial assets at amortized cost (76) (82) (28) 14 - - (51) - (223) Government securities - other countries - Colombia (3) 1 (2) - - - -- (4) Corporate debt securities (73) (83) (26) 14 - - (51) - (219) Rural product note (9) 5 (7) 4 - - - - (7) Real estate receivables certificates (9) 5 - 2 - - - - (2) Debentures (52) (93) (18) 8 - - (51) - (206) Eurobond and others - (2) - - - - - - (2) Promissory notes (1) - (1) - - - - - (2) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2017 12/31/2018 (368) (26) (561) 6 51 74 - - (824) Financial assets at amortized cost Brazilian government securities (65) 6 - - - - - - (59) Corporate debt securities (303) (32) (561) 6 51 74 - - (765) Rural product note -11 (22) -- 11 - - - Real estate receivables certificates (5) (1) - - - 6- - - Debentures (284) (30) (539) 1 51 36 - - (765) Eurobond and others - (5) - 5- - - -- Other (14) (7) - - - 21 - - - Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2017 12/31/2018 Financial assets at amortized cost (4,738) 742 (594) 2,065 - - - (74) (2,599) Corporate debt securities (4,738) 742 (594) 2,065 - - - ( (74) 2,599) Rural product note (148) (105) (36) 127 - - - (11) (173) Real estate receivables certificates (2,046) 447 - 1,244 - - - ( (6) 361) Debentures (2,522) 401 (558) 678 - - - ( (36) 2,037) Promissory notes (22) (5) - 16 - - - - (11) Others -4 - - - - - (21) (17) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.48

Note 10 - Loan and lease operations portfolio a) Composition of loans and lease operations Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and finance lease by type 12/31/2019 12/31/2018 Individuals 240,490 212,564 Credit card 91,676 78,255 Personal loan 34,892 29,543 Payroll loans 49,608 46,878 Vehicles 18,968 15,920 Mortgage loans 45,346 41,968 Corporate 105,302 102,643 Micro / Small and medium companies 86,220 68,812 Foreign loans - Latin America 153,779 152,072 Total loans and finance lease operations 585,791 536,091 (1) Provision for Expected Loss (37,508) (33,509) Total loans and finance lease operations, net of allowance for Expected Credit Loss 548,283 502,582 (1) Comprises Provision for Expected Credit Loss for Financial Guarantees Pledged R$ (837) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (3,303) (R$ (2,601) at 12/31/2018). By maturity 12/31/2019 12/31/2018 Overdue as from 1 day 21,263 19,563 Falling due up to 3 months 165,028 144,812 Falling due from 3 months to 12 months 149,388 127,805 Falling due after 1 year 250,112 243,911 Total loans and finance lease operations 585,791 536,091 By concentration 12/31/2019 12/31/2018 Largest debtor 5,389 5,193 10 largest debtors 29,340 31,564 20 largest debtors 44,712 47,433 50 largest debtors 71,965 73,358 100 largest debtors 97,695 98,675 The breakdown of the loans and finance lease portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.49Note 10 - Loan and lease operations portfolio a) Composition of loans and lease operations Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and finance lease by type 12/31/2019 12/31/2018 Individuals 240,490 212,564 Credit card 91,676 78,255 Personal loan 34,892 29,543 Payroll loans 49,608 46,878 Vehicles 18,968 15,920 Mortgage loans 45,346 41,968 Corporate 105,302 102,643 Micro / Small and medium companies 86,220 68,812 Foreign loans - Latin America 153,779 152,072 Total loans and finance lease operations 585,791 536,091 (1) Provision for Expected Loss (37,508) (33,509) Total loans and finance lease operations, net of allowance for Expected Credit Loss 548,283 502,582 (1) Comprises Provision for Expected Credit Loss for Financial Guarantees Pledged R$ (837) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (3,303) (R$ (2,601) at 12/31/2018). By maturity 12/31/2019 12/31/2018 Overdue as from 1 day 21,263 19,563 Falling due up to 3 months 165,028 144,812 Falling due from 3 months to 12 months 149,388 127,805 Falling due after 1 year 250,112 243,911 Total loans and finance lease operations 585,791 536,091 By concentration 12/31/2019 12/31/2018 Largest debtor 5,389 5,193 10 largest debtors 29,340 31,564 20 largest debtors 44,712 47,433 50 largest debtors 71,965 73,358 100 largest debtors 97,695 98,675 The breakdown of the loans and finance lease portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.49

b) Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of loans and finance lease operations, segregated by stages: Transfer to Balance at Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 Derecognition (*) 12/31/2018 Stage 2 Stage 3 Stage 2 Stage 3 (Settlement) 12/31/2019 Individuals 177,488 (19,661) (2,009) 8,680 - - 35,409 199,907 Corporate 90,716 (854) (90) 886 13 - 5,152 95,823 Micro / Small and medium companies 57,099 (5,534) (770) 3,215 38 - 19,299 73,347 Foreign loans - Latin America 134,323 (12,022) (1,001) 5,029 74 - 6,409 132,812 Total 459,626 (38,071) (3,870) 17,810 125 - 66,269 501,889 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 Derecognition 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 12/31/2019 Individuals 17,029 (8,680) (7,579) 19,661 977 - (2,338) 19,070 Corporate 2,222 (886) (833) 854 6 - (407) 956 Micro / Small and medium companies 5,875 (3,215) (1,759) 5,534 477 - 268 7,180 Foreign loans - Latin America 11,768 (5,029) (3,335) 12,022 731 - (1,443) 14,714 Total 36,894 (17,810) (13,506) 38,071 2,191 - (3,920) 41,920 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 Derecognition 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 12/31/2019 Individuals 18,047 - (977) 2,009 7,579 (9,710) 4,565 21,513 Corporate 9,705 (13) (6) 90 833 (884) (1,202) 8,523 Micro / Small and medium companies 5,838 (38) (477) 770 1,759 (1,995) (164) 5,693 Foreign loans - Latin America 5,981 (74) (731) 1,001 3,335 (1,710) (1,549) 6,253 Total 39,571 (125) (2,191) 3,870 13,506 (14,299) 1,650 41,982 Balance at Acquisition / Closing balance at Consolidated 3 Stages Derecognition 12/31/2018 (Settlement) 12/31/2019 Individuals 212,564 (9,710) 37,636 240,490 Corporate 102,643 (884) 3,543 105,302 Micro / Small and medium companies 68,812 (1,995) 19,403 86,220 Foreign loans - Latin America 152,072 (1,710) 3,417 153,779 Total 536,091 (14,299) 63,999 585,791 (*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. Reconciliation of gross portfolio of loan and Lease Operations, segregated by stages: Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 Derecognition (*) 12/31/2017 Stage 2 Stage 2 Stage 3 (Settlement) 12/31/2018 Stage 3 Individuals 161,364 (15,847) (1,921) 5,820 - - 28,072 177,488 Corporate 91,442 (726) (137) 1,629 113 - (1,605) 90,716 Micro / Small and medium companies 47,132 (4,891) (742) 2,849 22 - 12,729 57,099 Foreign loans - Latin America 117,448 (10,913) (1,261) 9,691 132 - 19,226 134,323 Total 417,386 (32,377) (4,061) 19,989 267 - 58,422 459,626 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 Derecognition 12/31/2017 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 12/31/2018 Individuals 13,032 (5,820) (7,796) 15,847 1,018 - 748 17,029 Corporate 3,833 (1,629) (1,032) 726 1,347 - (1,023) 2,222 Micro / Small and medium companies 6,001 (2,849) (1,610) 4,891 505 - (1,063) 5,875 Foreign loans - Latin America 13,028 (9,691) (3,025) 10,913 1,002 - (459) 11,768 Total 35,894 (19,989) (13,463) 32,377 3,872 - (1,797) 36,894 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 Derecognition 12/31/2017 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 12/31/2018 Individuals 18,989 - (1,018) 1,921 7,796 (8,520) (1,121) 18,047 Corporate 12,372 (113) (1,347) 137 1,032 (1,172) (1,204) 9,705 Micro / Small and medium companies 7,157 (22) (505) 742 1,610 (2,471) (673) 5,838 Foreign loans - Latin America 5,921 (132) (1,002) 1,261 3,025 (1,384) (1,708) 5,981 Total 44,439 (267) (3,872) 4,061 13,463 (13,547) (4,706) 39,571 Balance at Acquisition / Closing balance at Consolidated 3 Stages Derecognition 12/31/2017 (Settlement) 12/31/2018 Individuals 193,385 (8,520) 27,699 212,564 Corporate 107,647 (1,172) (3,832) 102,643 Micro / Small and medium companies 60,290 (2,471) 10,993 68,812 Foreign loans - Latin America 136,397 (1,384) 17,059 152,072 Total 497,719 (13,547) 51,919 536,091 (*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.50b) Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of loans and finance lease operations, segregated by stages: Transfer to Balance at Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 Derecognition (*) 12/31/2018 Stage 2 Stage 3 Stage 2 Stage 3 (Settlement) 12/31/2019 Individuals 177,488 (19,661) (2,009) 8,680 - - 35,409 199,907 Corporate 90,716 (854) (90) 886 13 - 5,152 95,823 Micro / Small and medium companies 57,099 (5,534) (770) 3,215 38 - 19,299 73,347 Foreign loans - Latin America 134,323 (12,022) (1,001) 5,029 74 - 6,409 132,812 Total 459,626 (38,071) (3,870) 17,810 125 - 66,269 501,889 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 Derecognition 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 12/31/2019 Individuals 17,029 (8,680) (7,579) 19,661 977 - (2,338) 19,070 Corporate 2,222 (886) (833) 854 6 - (407) 956 Micro / Small and medium companies 5,875 (3,215) (1,759) 5,534 477 - 268 7,180 Foreign loans - Latin America 11,768 (5,029) (3,335) 12,022 731 - (1,443) 14,714 Total 36,894 (17,810) (13,506) 38,071 2,191 - (3,920) 41,920 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 Derecognition 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 12/31/2019 Individuals 18,047 - (977) 2,009 7,579 (9,710) 4,565 21,513 Corporate 9,705 (13) (6) 90 833 (884) (1,202) 8,523 Micro / Small and medium companies 5,838 (38) (477) 770 1,759 (1,995) (164) 5,693 Foreign loans - Latin America 5,981 (74) (731) 1,001 3,335 (1,710) (1,549) 6,253 Total 39,571 (125) (2,191) 3,870 13,506 (14,299) 1,650 41,982 Balance at Acquisition / Closing balance at Consolidated 3 Stages Derecognition 12/31/2018 (Settlement) 12/31/2019 Individuals 212,564 (9,710) 37,636 240,490 Corporate 102,643 (884) 3,543 105,302 Micro / Small and medium companies 68,812 (1,995) 19,403 86,220 Foreign loans - Latin America 152,072 (1,710) 3,417 153,779 Total 536,091 (14,299) 63,999 585,791 (*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. Reconciliation of gross portfolio of loan and Lease Operations, segregated by stages: Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 Derecognition (*) 12/31/2017 Stage 2 Stage 2 Stage 3 (Settlement) 12/31/2018 Stage 3 Individuals 161,364 (15,847) (1,921) 5,820 - - 28,072 177,488 Corporate 91,442 (726) (137) 1,629 113 - (1,605) 90,716 Micro / Small and medium companies 47,132 (4,891) (742) 2,849 22 - 12,729 57,099 Foreign loans - Latin America 117,448 (10,913) (1,261) 9,691 132 - 19,226 134,323 Total 417,386 (32,377) (4,061) 19,989 267 - 58,422 459,626 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 Derecognition 12/31/2017 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 12/31/2018 Individuals 13,032 (5,820) (7,796) 15,847 1,018 - 748 17,029 Corporate 3,833 (1,629) (1,032) 726 1,347 - (1,023) 2,222 Micro / Small and medium companies 6,001 (2,849) (1,610) 4,891 505 - (1,063) 5,875 Foreign loans - Latin America 13,028 (9,691) (3,025) 10,913 1,002 - (459) 11,768 Total 35,894 (19,989) (13,463) 32,377 3,872 - (1,797) 36,894 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 Derecognition 12/31/2017 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 12/31/2018 Individuals 18,989 - (1,018) 1,921 7,796 (8,520) (1,121) 18,047 Corporate 12,372 (113) (1,347) 137 1,032 (1,172) (1,204) 9,705 Micro / Small and medium companies 7,157 (22) (505) 742 1,610 (2,471) (673) 5,838 Foreign loans - Latin America 5,921 (132) (1,002) 1,261 3,025 (1,384) (1,708) 5,981 Total 44,439 (267) (3,872) 4,061 13,463 (13,547) (4,706) 39,571 Balance at Acquisition / Closing balance at Consolidated 3 Stages Derecognition 12/31/2017 (Settlement) 12/31/2018 Individuals 193,385 (8,520) 27,699 212,564 Corporate 107,647 (1,172) (3,832) 102,643 Micro / Small and medium companies 60,290 (2,471) 10,993 68,812 Foreign loans - Latin America 136,397 (1,384) 17,059 152,072 Total 497,719 (13,547) 51,919 536,091 (*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.50

c) Expected credit loss Reconciliation of expected credit loss of loans and finance lease operations, segregated by stages: Closing Transfer to Balance at Transfer to Cure from the Cure from the (Net increase) / Stage 1 Derecognition balance at (1) 12/31/2018 Stage 2 Stage 3 Stage 2 Stage 3 Reversal 12/31/2019 Individuals (3,892) 846 282 (264) - - (2,187) (5,215) Corporate (531) 59 2 (170) - - 123 (517) Micro / Small and medium companies (1,112) 225 71 (136) (10) - (119) (1,081) Foreign loans - Latin America (1,396) 258 18 (160) (40) - (33) (1,353) Total (6,931) 1,388 373 (730) (50) - (2,216) (8,166) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 2 Derecognition balance at 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 Reversal 12/31/2019 Individuals (2,116) 264 3,117 (846) (155) - (3,075) (2,811) Corporate (595) 170 269 (59) - - 109 (106) Micro / Small and medium companies (557) 136 490 (225) (143) - (576) (875) Foreign loans - Latin America (1,183) 160 562 (258) (268) - (1,778) (2,765) Total (4,451) 730 4,438 (1,388) (566) - (5,320) (6,557) Closing Balance at Transfer to Transfer to Transfer to Transfer to (Net increase) / Stage 3 Derecognition balance at 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 Reversal 12/31/2019 Individuals (8,417) - 155 (282) (3,117) 9,710 (9,476) (11,427) Corporate (8,241) - - (2) (269) 884 1,260 (6,368) Micro / Small and medium companies (2,863) 10 143 (71) (490) 1,995 (1,211) (2,487) Foreign loans - Latin America (2,606) 40 268 (18) (562) 1,710 (1,335) (2,503) Total (22,127) 50 566 (373) (4,438) 14,299 (10,762) (22,785) Closing (Net increase) / Balance at Consolidated 3 Stages Derecognition balance at (2) 12/31/2018 Reversal (3) 12/31/2019 Individuals (14,425) 9,710 (14,738) (19,453) Corporate (9,367) 884 1,492 (6,991) Micro / Small and medium companies (4,532) 1,995 (1,906) (4,443) Foreign loans - Latin America (5,185) 1,710 (3,146) (6,621) Total (33,509) 14,299 (18,298) (37,508) (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. (2) Change in macroeconomic scenarios used gave rise, in the fourth quarter, to a reversal of the provision for Expected Loss in the amount of R$ 8. (3) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (837) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (3,303)(R$ (2,601) at 12/31/2018). Reconciliation of expected credit loss of loans and finance lease operations, segregated by stages: Closing Transfer to Balance at Transfer to Cure from the Cure from the (Net increase) / Stage 1 Derecognition balance at (1) 12/31/2017 Stage 2 Stage 3 Stage 2 Stage 3 Reversal 12/31/2018 Individuals (3,834) 708 313 (388) - - (691) (3,892) Corporate (451) 7 1 (259) (85) - 256 (531) Micro / Small and medium companies (1,149) 213 75 (177) (4) - ( (70) 1,112) Foreign loans - Latin America (1,013) 142 20 (659) (45) - 159 (1,396) Total (6,447) 1,070 409 (1,483) (134) - (346) (6,931) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 2 Derecognition balance at 12/31/2017 Stage 1 Stage 3 Stage 1 Stage 3 Reversal 12/31/2018 Individuals (2,209) 388 3,258 (708) (145) - (2,700) (2,116) Corporate (1,174) 259 193 (7) (147) - 281 (595) Micro / Small and medium companies (701) 177 430 (213) (195) - (55) (557) Foreign loans - Latin America (1,223) 659 406 (142) (405) - (478) (1,183) Total (5,307) 1,483 4,287 (1,070) (892) - (2,952) (4,451) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 3 Derecognition balance at 12/31/2017 Stage 1 Stage 2 Stage 1 Stage 2 Reversal 12/31/2018 Individuals (8,787) - 145 (313) (3,258) 8,520 (4,724) (8,417) Corporate (9,827) 85 147 (1) (193) 1,172 376 (8,241) Micro / Small and medium companies (3,554) 4 195 (75) (430) 2,471 (1,474) (2,863) Foreign loans - Latin America (2,547) 45 405 (20) (406) 1,384 (1,467) (2,606) Total (24,715) 134 892 (409) (4,287) 13,547 (7,289) (22,127) Closing Balance at (Net increase) / Consolidated 3 Stages balance at Derecognition 12/31/2017 Reversal (2) 12/31/2018 Individuals (14,830) 8,520 (8,115) (14,425) Corporate (11,452) 1,172 913 (9,367) Micro / Small and medium companies (5,404) 2,471 (1,599) (4,532) Foreign loans - Latin America (4,783) 1,384 (1,786) (5,185) Total (36,469) 13,547 (10,587) (33,509) (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2; (2) Comprises expected loan losses for financial guarantees pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.51c) Expected credit loss Reconciliation of expected credit loss of loans and finance lease operations, segregated by stages: Closing Transfer to Balance at Transfer to Cure from the Cure from the (Net increase) / Stage 1 Derecognition balance at (1) 12/31/2018 Stage 2 Stage 3 Stage 2 Stage 3 Reversal 12/31/2019 Individuals (3,892) 846 282 (264) - - (2,187) (5,215) Corporate (531) 59 2 (170) - - 123 (517) Micro / Small and medium companies (1,112) 225 71 (136) (10) - (119) (1,081) Foreign loans - Latin America (1,396) 258 18 (160) (40) - (33) (1,353) Total (6,931) 1,388 373 (730) (50) - (2,216) (8,166) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 2 Derecognition balance at 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 Reversal 12/31/2019 Individuals (2,116) 264 3,117 (846) (155) - (3,075) (2,811) Corporate (595) 170 269 (59) - - 109 (106) Micro / Small and medium companies (557) 136 490 (225) (143) - (576) (875) Foreign loans - Latin America (1,183) 160 562 (258) (268) - (1,778) (2,765) Total (4,451) 730 4,438 (1,388) (566) - (5,320) (6,557) Closing Balance at Transfer to Transfer to Transfer to Transfer to (Net increase) / Stage 3 Derecognition balance at 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 Reversal 12/31/2019 Individuals (8,417) - 155 (282) (3,117) 9,710 (9,476) (11,427) Corporate (8,241) - - (2) (269) 884 1,260 (6,368) Micro / Small and medium companies (2,863) 10 143 (71) (490) 1,995 (1,211) (2,487) Foreign loans - Latin America (2,606) 40 268 (18) (562) 1,710 (1,335) (2,503) Total (22,127) 50 566 (373) (4,438) 14,299 (10,762) (22,785) Closing (Net increase) / Balance at Consolidated 3 Stages Derecognition balance at (2) 12/31/2018 Reversal (3) 12/31/2019 Individuals (14,425) 9,710 (14,738) (19,453) Corporate (9,367) 884 1,492 (6,991) Micro / Small and medium companies (4,532) 1,995 (1,906) (4,443) Foreign loans - Latin America (5,185) 1,710 (3,146) (6,621) Total (33,509) 14,299 (18,298) (37,508) (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. (2) Change in macroeconomic scenarios used gave rise, in the fourth quarter, to a reversal of the provision for Expected Loss in the amount of R$ 8. (3) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (837) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (3,303)(R$ (2,601) at 12/31/2018). Reconciliation of expected credit loss of loans and finance lease operations, segregated by stages: Closing Transfer to Balance at Transfer to Cure from the Cure from the (Net increase) / Stage 1 Derecognition balance at (1) 12/31/2017 Stage 2 Stage 3 Stage 2 Stage 3 Reversal 12/31/2018 Individuals (3,834) 708 313 (388) - - (691) (3,892) Corporate (451) 7 1 (259) (85) - 256 (531) Micro / Small and medium companies (1,149) 213 75 (177) (4) - ( (70) 1,112) Foreign loans - Latin America (1,013) 142 20 (659) (45) - 159 (1,396) Total (6,447) 1,070 409 (1,483) (134) - (346) (6,931) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 2 Derecognition balance at 12/31/2017 Stage 1 Stage 3 Stage 1 Stage 3 Reversal 12/31/2018 Individuals (2,209) 388 3,258 (708) (145) - (2,700) (2,116) Corporate (1,174) 259 193 (7) (147) - 281 (595) Micro / Small and medium companies (701) 177 430 (213) (195) - (55) (557) Foreign loans - Latin America (1,223) 659 406 (142) (405) - (478) (1,183) Total (5,307) 1,483 4,287 (1,070) (892) - (2,952) (4,451) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 3 Derecognition balance at 12/31/2017 Stage 1 Stage 2 Stage 1 Stage 2 Reversal 12/31/2018 Individuals (8,787) - 145 (313) (3,258) 8,520 (4,724) (8,417) Corporate (9,827) 85 147 (1) (193) 1,172 376 (8,241) Micro / Small and medium companies (3,554) 4 195 (75) (430) 2,471 (1,474) (2,863) Foreign loans - Latin America (2,547) 45 405 (20) (406) 1,384 (1,467) (2,606) Total (24,715) 134 892 (409) (4,287) 13,547 (7,289) (22,127) Closing Balance at (Net increase) / Consolidated 3 Stages balance at Derecognition 12/31/2017 Reversal (2) 12/31/2018 Individuals (14,830) 8,520 (8,115) (14,425) Corporate (11,452) 1,172 913 (9,367) Micro / Small and medium companies (5,404) 2,471 (1,599) (4,532) Foreign loans - Latin America (4,783) 1,384 (1,786) (5,185) Total (36,469) 13,547 (10,587) (33,509) (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2; (2) Comprises expected loan losses for financial guarantees pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.51

0 d) Lease operations - Lessor Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 12/31/2019 Payments Future financial Present receivable income value Current 1,899 (421) 1,478 Up to 1 year 1,899 (421) 1,478 Non-current 8,613 (2,640) 5,973 From 1 to 2 years 1,535 (439) 1,096 From 2 to 3 years 1,223 (368) 855 982 From 3 to 4 years (310) 672 From 4 to 5 years 1,001 (287) 714 Over 5 years 3,872 (1,236) 2,636 Total 10,512 (3,061) 7,451 Total at 12/31/2018 10,525 (2,973) 7,552 Financial lease revenues are composed of: 01/01 to 12/31/2019 Financial Income 612 Variable payments 39 Total 651 e) Operations of securitization or transfers and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows: 12/31/2019 12/31/2018 (*) (*) Assets Assets Liabilities Liabilities Nature of operation Book Book Book Book Fair value Fair value Fair value Fair value value value value value Mortgage loan 1,305 1,352 1,303 1,349 1,941 1,925 1,939 1,920 Working capital 1,211 1,213 1,207 1,208 2,140 2,140 2,128 2,128 Other 1 1 - - 4 4 Total 2,516 2,565 2,511 2,558 4,081 4,065 4,071 4,052 (*) Under Interbank Market funds. Operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 403 in the period from January 1 to December 31, 2019 (R$ 372 from January 1 to December 31, 2018), net of the Allowance for Loan Losses. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.52 0 d) Lease operations - Lessor Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 12/31/2019 Payments Future financial Present receivable income value Current 1,899 (421) 1,478 Up to 1 year 1,899 (421) 1,478 Non-current 8,613 (2,640) 5,973 From 1 to 2 years 1,535 (439) 1,096 From 2 to 3 years 1,223 (368) 855 982 From 3 to 4 years (310) 672 From 4 to 5 years 1,001 (287) 714 Over 5 years 3,872 (1,236) 2,636 Total 10,512 (3,061) 7,451 Total at 12/31/2018 10,525 (2,973) 7,552 Financial lease revenues are composed of: 01/01 to 12/31/2019 Financial Income 612 Variable payments 39 Total 651 e) Operations of securitization or transfers and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows: 12/31/2019 12/31/2018 (*) (*) Assets Assets Liabilities Liabilities Nature of operation Book Book Book Book Fair value Fair value Fair value Fair value value value value value Mortgage loan 1,305 1,352 1,303 1,349 1,941 1,925 1,939 1,920 Working capital 1,211 1,213 1,207 1,208 2,140 2,140 2,128 2,128 Other 1 1 - - 4 4 Total 2,516 2,565 2,511 2,558 4,081 4,065 4,071 4,052 (*) Under Interbank Market funds. Operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 403 in the period from January 1 to December 31, 2019 (R$ 372 from January 1 to December 31, 2018), net of the Allowance for Loan Losses. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.52

Note 11 - Investments in associates and joint ventures a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING: 12/31/2019 01/01 to 12/31/2019 Other Equity in Investment Total Income comprehensive earnings income (a) Associates 14,870 1,380 1 1,381 (b) Joint ventures 227 (65) - (65) Total 15,097 1,315 1 1,316 12/31/2018 01/01 to 12/31/2018 01/01 to 12/31/2017 Equity in Other comprehensive Equity in Investment Total Income earnings income earnings (a) Associates 11,802 798 - 798 578 (b) Joint ventures 217 (51) - (51) (28) Total 12,019 747 - 747 550 (a) At 12/31/2019, this includes interest in total capital and voting capital of the following companies: XP Inc. (46.05% total capital and 32.49% voting capital; resulting from the corporate reorganization of XP Investimentos which ownership interest was of 49.90% total capital and 30.06% voting capital at 12/31/2018); Pravaler S.A. (52.67% total capital and 42.49% voting capital); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2018); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2018); IRB-Brasil Resseguros S.A. (11.20% total and voting capital; 11.20% at 12/31/2018); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2018), Compañia Uruguaya de Medios de Procesamiento S.A. (31.93% total and voting capital; 32.37% at 12/31/2018); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2018); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2018) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2018). (b) At 12/31/2019, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2018); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2018) and includes result not arising from controlled companie's net income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.53Note 11 - Investments in associates and joint ventures a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING: 12/31/2019 01/01 to 12/31/2019 Other Equity in Investment Total Income comprehensive earnings income (a) Associates 14,870 1,380 1 1,381 (b) Joint ventures 227 (65) - (65) Total 15,097 1,315 1 1,316 12/31/2018 01/01 to 12/31/2018 01/01 to 12/31/2017 Equity in Other comprehensive Equity in Investment Total Income earnings income earnings (a) Associates 11,802 798 - 798 578 (b) Joint ventures 217 (51) - (51) (28) Total 12,019 747 - 747 550 (a) At 12/31/2019, this includes interest in total capital and voting capital of the following companies: XP Inc. (46.05% total capital and 32.49% voting capital; resulting from the corporate reorganization of XP Investimentos which ownership interest was of 49.90% total capital and 30.06% voting capital at 12/31/2018); Pravaler S.A. (52.67% total capital and 42.49% voting capital); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2018); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2018); IRB-Brasil Resseguros S.A. (11.20% total and voting capital; 11.20% at 12/31/2018); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2018), Compañia Uruguaya de Medios de Procesamiento S.A. (31.93% total and voting capital; 32.37% at 12/31/2018); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2018); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2018) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2018). (b) At 12/31/2019, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2018); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2018) and includes result not arising from controlled companie's net income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.53

Note 12 – Lease - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended December 31, 2019, total cash outflow with lease amounted to R$ 1,216. Lease agreements in the amount of R$ 579 were renewed. There are no relevant sublease agreements. Total lease liabilities at present value recognized in the Consolidated Balance sheet is presented below: 12/31/2019 Current 879 Up to 1 year 879 Non-current 3,252 From 1 to 5 years 2,498 Over 5 years 754 Total future minimum payments (Note 18b) 4,131 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 12/31/2019 Sublease revenue 12 Depreciation expenses (1,060) Interest expenses (271) Lease expense for low value assets (82) Variable expenses not include in lease liabilities (81) Total (1,482) In the period from January 1 to December 31, 2019, there was an impairment adjustment of R$ (175), recorded under the heading General and Administrative Expenses Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.54Note 12 – Lease - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended December 31, 2019, total cash outflow with lease amounted to R$ 1,216. Lease agreements in the amount of R$ 579 were renewed. There are no relevant sublease agreements. Total lease liabilities at present value recognized in the Consolidated Balance sheet is presented below: 12/31/2019 Current 879 Up to 1 year 879 Non-current 3,252 From 1 to 5 years 2,498 Over 5 years 754 Total future minimum payments (Note 18b) 4,131 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 12/31/2019 Sublease revenue 12 Depreciation expenses (1,060) Interest expenses (271) Lease expense for low value assets (82) Variable expenses not include in lease liabilities (81) Total (1,482) In the period from January 1 to December 31, 2019, there was an impairment adjustment of R$ (175), recorded under the heading General and Administrative Expenses Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.54

Note 13 - Fixed assets Real estate for own use Other fixed assets for use Fixed assets Other Furniture and Fixed Assets for use under Data processing Total Installations (communication, Land Buildings Improvements equipment for (1) construction for use security and systems use transportation) Annual depreciation rates 4% 10% 10% to 20% 10% to 20% 20% to 50% 10% to 20% Cost Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Acquisitions 473 14 38 60 10 68 868 90 1,621 Disposal - (8) (30) (97) (10) (7) (534) (5) (691) Exchange variation (1) - (6) (16) (6) (12) (34) (1) (76) Transfers (278) - 107 130 27 - 14 - - (2) Other (16) 9 (155) (4) (280) 2 (78) (2) (524) Balance at 12/31/2019 734 1,099 3,065 2,560 1,729 1,260 9,564 1,335 21,346 Depreciation Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Depreciation expenses - - (79) (191) (136) (87) (1,043) (126) (1,662) Disposal - - 21 94 8 6 483 4 616 Exchange variation - - 5 8 4 6 21 1 45 (2) Other - - 159 4 267 - 131 1 562 Balance at 12/31/2019 - - (1,823) (1,755) (1,147) (909) (7,536) (983) (14,153) Impairment Balance at 12/31/2018 -- - - - - - - - Increase - - - - - - (27) - (27) Disposal - - - - - - - - - Balance at 12/31/2019 - -- - - - (27) - (27) Book value Balance at 12/31/2019 734 1,099 1,242 805 582 351 2,001 352 7,166 (1) Includes finance lease contracts, mainly related to data processing equipment, which are accounted for as finance lease operations. Assets and the liabilities are recognized in the Financial Statements. (2) Includes the total amount of R$ 67 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.55Note 13 - Fixed assets Real estate for own use Other fixed assets for use Fixed assets Other Furniture and Fixed Assets for use under Data processing Total Installations (communication, Land Buildings Improvements equipment for (1) construction for use security and systems use transportation) Annual depreciation rates 4% 10% 10% to 20% 10% to 20% 20% to 50% 10% to 20% Cost Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Acquisitions 473 14 38 60 10 68 868 90 1,621 Disposal - (8) (30) (97) (10) (7) (534) (5) (691) Exchange variation (1) - (6) (16) (6) (12) (34) (1) (76) Transfers (278) - 107 130 27 - 14 - - (2) Other (16) 9 (155) (4) (280) 2 (78) (2) (524) Balance at 12/31/2019 734 1,099 3,065 2,560 1,729 1,260 9,564 1,335 21,346 Depreciation Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Depreciation expenses - - (79) (191) (136) (87) (1,043) (126) (1,662) Disposal - - 21 94 8 6 483 4 616 Exchange variation - - 5 8 4 6 21 1 45 (2) Other - - 159 4 267 - 131 1 562 Balance at 12/31/2019 - - (1,823) (1,755) (1,147) (909) (7,536) (983) (14,153) Impairment Balance at 12/31/2018 -- - - - - - - - Increase - - - - - - (27) - (27) Disposal - - - - - - - - - Balance at 12/31/2019 - -- - - - (27) - (27) Book value Balance at 12/31/2019 734 1,099 1,242 805 582 351 2,001 352 7,166 (1) Includes finance lease contracts, mainly related to data processing equipment, which are accounted for as finance lease operations. Assets and the liabilities are recognized in the Financial Statements. (2) Includes the total amount of R$ 67 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.55

(2) (2) Real estate for use Other fixed assets for use Fixed assets Other Furniture and (1) under Data processing Total Fixed Assets for use Installations (communication, Land Buildings Improvements equipment for (3) construction for use security and systems use transportation) Annual depreciation rates 4% 10% 10% to 20% 10% to 20% 20% to 50% 10% to 20% Cost Balance at 12/31/2017 367 1,044 3,107 2,204 1,955 1,152 8,679 1,148 19,656 Acquisitions 474 - - 35 22 59 764 129 1,483 Disposal - (13) (103) (45) (13) (16) (264) (30) (484) Exchange variation 3 6 (2) 42 (8) (5) (12) 4 28 Transfers (289) - 66 122 39 - 62 - - (5) Other 1 47 43 129 (7) 19 99 2 333 Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Depreciation Balance at 12/31/2017 - - (1,893) (1,375) (1,151) (715) (6,411) (752) (12,297) Depreciation expenses - - (80) (183) (155) (97) (909) (121) (1,545) Disposal - - 24 32 5 11 236 29 337 Exchange variation - - 14 (24) 12 20 (5) (3) 14 (5) Other - - 6 (120) (1) (53) (39) (16) (223) Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Book value (4) Balance at 12/31/2018 556 1,084 1,182 817 698 375 2,200 390 7,302 (1) The contractual commitments for purchase of the fixed assets totaled R$ 41 achievable by 2019 (Note 32b 3.2 - Off balance sheet). (2) Includes the amount of R$ 3 related to pledged real property. (3) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements (4) During de period, there was no impairment of assets recorded in Fixed assets. (5) Includes the total amount of R$ 209 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.56(2) (2) Real estate for use Other fixed assets for use Fixed assets Other Furniture and (1) under Data processing Total Fixed Assets for use Installations (communication, Land Buildings Improvements equipment for (3) construction for use security and systems use transportation) Annual depreciation rates 4% 10% 10% to 20% 10% to 20% 20% to 50% 10% to 20% Cost Balance at 12/31/2017 367 1,044 3,107 2,204 1,955 1,152 8,679 1,148 19,656 Acquisitions 474 - - 35 22 59 764 129 1,483 Disposal - (13) (103) (45) (13) (16) (264) (30) (484) Exchange variation 3 6 (2) 42 (8) (5) (12) 4 28 Transfers (289) - 66 122 39 - 62 - - (5) Other 1 47 43 129 (7) 19 99 2 333 Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Depreciation Balance at 12/31/2017 - - (1,893) (1,375) (1,151) (715) (6,411) (752) (12,297) Depreciation expenses - - (80) (183) (155) (97) (909) (121) (1,545) Disposal - - 24 32 5 11 236 29 337 Exchange variation - - 14 (24) 12 20 (5) (3) 14 (5) Other - - 6 (120) (1) (53) (39) (16) (223) Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Book value (4) Balance at 12/31/2018 556 1,084 1,182 817 698 375 2,200 390 7,302 (1) The contractual commitments for purchase of the fixed assets totaled R$ 41 achievable by 2019 (Note 32b 3.2 - Off balance sheet). (2) Includes the amount of R$ 3 related to pledged real property. (3) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements (4) During de period, there was no impairment of assets recorded in Fixed assets. (5) Includes the total amount of R$ 209 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.56

Note 14 - Goodwill and Intangible assets (1) Intangible assets Goodwill and Association for the intangible from Total promotion and offer Internally developed Other intangible Software Acquired (2) acquisition of financial products software assets and services Annual amortization rates 8% 20% 20% 10 to 20% Cost Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Acquisitions - - 789 1,187 715 2,691 Rescissions / derecognition (26) (4) (93) - (130) (253) Exchange variation (285) 22 (84) - 6 (341) (4) Other 5 (29) 40 - 20 36 Balance at 12/31/2019 11,158 2,518 5,899 5,716 2,971 28,262 Amortization Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) (3) Amortization expense - (218) (675) (674) (332) (1,899) Rescissions / derecognition 26 4 28 - 130 188 Exchange variation - (5) 45 - (13) 27 (4) Other - 29 (103) - (12) (86) Balance at 12/31/2019 - (1,057) (3,206) (2,497) (1,242) (8,002) Impairment (Note 2.4h) Balance at 12/31/2018 - - (225) (343) - (568) Increase - - (4) (27) - (31) Derecognition - - 58 - - 58 Balance at 12/31/2019 - - (171) (370) - (541) Book value Balance at 12/31/2019 11,158 1,461 2,522 2,849 1,729 19,719 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 273 achievable by 2020. (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (519) (R$ (452) from 01/01 to 12/31/2018) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 3 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.57Note 14 - Goodwill and Intangible assets (1) Intangible assets Goodwill and Association for the intangible from Total promotion and offer Internally developed Other intangible Software Acquired (2) acquisition of financial products software assets and services Annual amortization rates 8% 20% 20% 10 to 20% Cost Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Acquisitions - - 789 1,187 715 2,691 Rescissions / derecognition (26) (4) (93) - (130) (253) Exchange variation (285) 22 (84) - 6 (341) (4) Other 5 (29) 40 - 20 36 Balance at 12/31/2019 11,158 2,518 5,899 5,716 2,971 28,262 Amortization Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) (3) Amortization expense - (218) (675) (674) (332) (1,899) Rescissions / derecognition 26 4 28 - 130 188 Exchange variation - (5) 45 - (13) 27 (4) Other - 29 (103) - (12) (86) Balance at 12/31/2019 - (1,057) (3,206) (2,497) (1,242) (8,002) Impairment (Note 2.4h) Balance at 12/31/2018 - - (225) (343) - (568) Increase - - (4) (27) - (31) Derecognition - - 58 - - 58 Balance at 12/31/2019 - - (171) (370) - (541) Book value Balance at 12/31/2019 11,158 1,461 2,522 2,849 1,729 19,719 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 273 achievable by 2020. (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (519) (R$ (452) from 01/01 to 12/31/2018) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 3 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.57

(1) Intangible assets Goodwill and Association for the intangible from Total Other intangible promotion and offer Internally developed Software Acquired acquisition (2) of financial products software assets and services Annual amortization rates 8% 20% 20% 10 to 20% Cost Balance at 12/31/2017 11,162 2,452 4,571 4,353 2,161 24,699 Acquisitions 8 1 646 318 408 1,381 Rescissions / derecognition - (27) (312) (189) (210) (738) Exchange variation 560 47 205 - (4) 808 (4) Other (266) 56 137 47 5 (21) Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Amortization Balance at 12/31/2017 (23) (647) (1,998) (1,267) (984) (4,919) (3) Amortization expense - (223) (596) (697) (261) (1,777) Rescissions / derecognition - 27 312 154 210 703 Exchange variation - (141) (152) - 16 (277) (4) Other (3) 117 (67) (13) 4 38 Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) Impairment (Note 2.4h) Balance at 12/31/2017 - - (54) (343) - (397) Incresase - - (167) - - (167) Exchange variation - - (4) - - (4) Balance at 12/31/2018 - - (225) (343) - (568) Book value Balance at 12/31/2018 11,438 1,662 2,521 2,363 1,345 19,329 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 637 achievable by 2020. (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (487) from 01/01 to 12/31/2017) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 31 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.58(1) Intangible assets Goodwill and Association for the intangible from Total Other intangible promotion and offer Internally developed Software Acquired acquisition (2) of financial products software assets and services Annual amortization rates 8% 20% 20% 10 to 20% Cost Balance at 12/31/2017 11,162 2,452 4,571 4,353 2,161 24,699 Acquisitions 8 1 646 318 408 1,381 Rescissions / derecognition - (27) (312) (189) (210) (738) Exchange variation 560 47 205 - (4) 808 (4) Other (266) 56 137 47 5 (21) Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Amortization Balance at 12/31/2017 (23) (647) (1,998) (1,267) (984) (4,919) (3) Amortization expense - (223) (596) (697) (261) (1,777) Rescissions / derecognition - 27 312 154 210 703 Exchange variation - (141) (152) - 16 (277) (4) Other (3) 117 (67) (13) 4 38 Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) Impairment (Note 2.4h) Balance at 12/31/2017 - - (54) (343) - (397) Incresase - - (167) - - (167) Exchange variation - - (4) - - (4) Balance at 12/31/2018 - - (225) (343) - (568) Book value Balance at 12/31/2018 11,438 1,662 2,521 2,363 1,345 19,329 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 637 achievable by 2020. (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (487) from 01/01 to 12/31/2017) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 31 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.58

Note 15 - Deposits 12/31/2019 12/31/2018 Current Non-current Total Current Non-current Total Interest-bearing deposits 251,882 172,863 424,745 235,248 155,592 390,840 Time deposits 104,458 172,708 277,166 95,914 155,386 251,300 Interbank 2,866 155 3,021 2,469 206 2,675 Savings deposits 144,558 - 144,558 136,865 - 136,865 Non-interest bearing deposits 82,315 - 82,315 72,584 - 72,584 Demand deposits 82,306 - 82,306 72,581 - 72,581 Others Deposits 9- 9 3 - 3 Total 334,197 172,863 507,060 307,832 155,592 463,424 Note 16 – Financial liabilities designated at fair value through profit or loss 12/31/2019 12/31/2018 Current Non-current Total Current Non-current Total Structured notes Shares 11 - 11 31 9 40 Debt securities 38 152 190 6 146 152 Total 49 152 201 37 155 192 The effect of credit risk of these instruments is not significant at 12/31/2019 and 12/31/2018. Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.59Note 15 - Deposits 12/31/2019 12/31/2018 Current Non-current Total Current Non-current Total Interest-bearing deposits 251,882 172,863 424,745 235,248 155,592 390,840 Time deposits 104,458 172,708 277,166 95,914 155,386 251,300 Interbank 2,866 155 3,021 2,469 206 2,675 Savings deposits 144,558 - 144,558 136,865 - 136,865 Non-interest bearing deposits 82,315 - 82,315 72,584 - 72,584 Demand deposits 82,306 - 82,306 72,581 - 72,581 Others Deposits 9- 9 3 - 3 Total 334,197 172,863 507,060 307,832 155,592 463,424 Note 16 – Financial liabilities designated at fair value through profit or loss 12/31/2019 12/31/2018 Current Non-current Total Current Non-current Total Structured notes Shares 11 - 11 31 9 40 Debt securities 38 152 190 6 146 152 Total 49 152 201 37 155 192 The effect of credit risk of these instruments is not significant at 12/31/2019 and 12/31/2018. Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.59

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 12/31/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Assets pledged as collateral 67,065 2,696 69,761 71,231 6,420 77,651 Government securities 3.88% to 93.50% of CDI 46,271 - 46,271 46,676 4 46,680 Corporate debt securities 25% of CDI to 89% of CDI 17,665 - 17,665 9,051 - 9,051 Own issue 82.50% of CDI to 16.93% 2,831 2,427 5,258 15,156 6,261 21,417 Foreign 0.16% to 34.90% 298 269 567 348 155 503 Assets received as collateral 3.80% to 4.40% 140,004 - 140,004 172,953 - 172,953 Right to sell or repledge the collateral 1.08% to IPCA + 6% 16,807 30,011 46,818 27,337 52,296 79,633 Total 223,876 32,707 256,583 271,521 58,716 330,237 b) Interbank market funds 12/31/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Financial credit bills 4.94% to 17.68% 20,829 44,604 65,433 9,139 28,789 37,928 Real state credit bills IPCA to 12.22% 6,194 1,441 7,635 6,465 3,081 9,546 Agribusiness credit bills 4.56 to 15% 14,543 6,661 21,204 9,586 8,427 18,013 Guaranteed real state notes 96% of CDI to 99.5% of CDI - 4,320 4,320 - 1,227 1,227 Import and export financing 0% to 9.60% 60,530 4,092 64,622 42,685 7,365 50,050 On-lending-domestic 0% to 19.79% 7,921 3,727 11,648 5,301 12,605 17,906 Total 110,017 64,845 174,862 73,176 61,494 134,670 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institucional market funds 12/31/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current (1) Subordinated debt LIBOR to IPCA + 4.63% 4,098 55,364 59,462 343 48,970 49,313 Obligations on securities abroad (2.05)% to 30.13% 9,162 34,510 43,672 6,232 35,631 41,863 (2) Raisings through Structured Operations Certificates 2.62% to 11.12% 575 535 1,110 1,949 849 2,798 Total 13,835 90,409 104,244 8,524 85,450 93,974 (1) At 12/31/2019, the amount of R$ 36,627 (R$ 35,205 at 12/31/2018) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013. (2) At 12/31/2019, the market value of raisings through Structured Operations Certificates issued is R$ 1,204 (R$ 2,902 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.60Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 12/31/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Assets pledged as collateral 67,065 2,696 69,761 71,231 6,420 77,651 Government securities 3.88% to 93.50% of CDI 46,271 - 46,271 46,676 4 46,680 Corporate debt securities 25% of CDI to 89% of CDI 17,665 - 17,665 9,051 - 9,051 Own issue 82.50% of CDI to 16.93% 2,831 2,427 5,258 15,156 6,261 21,417 Foreign 0.16% to 34.90% 298 269 567 348 155 503 Assets received as collateral 3.80% to 4.40% 140,004 - 140,004 172,953 - 172,953 Right to sell or repledge the collateral 1.08% to IPCA + 6% 16,807 30,011 46,818 27,337 52,296 79,633 Total 223,876 32,707 256,583 271,521 58,716 330,237 b) Interbank market funds 12/31/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Financial credit bills 4.94% to 17.68% 20,829 44,604 65,433 9,139 28,789 37,928 Real state credit bills IPCA to 12.22% 6,194 1,441 7,635 6,465 3,081 9,546 Agribusiness credit bills 4.56 to 15% 14,543 6,661 21,204 9,586 8,427 18,013 Guaranteed real state notes 96% of CDI to 99.5% of CDI - 4,320 4,320 - 1,227 1,227 Import and export financing 0% to 9.60% 60,530 4,092 64,622 42,685 7,365 50,050 On-lending-domestic 0% to 19.79% 7,921 3,727 11,648 5,301 12,605 17,906 Total 110,017 64,845 174,862 73,176 61,494 134,670 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institucional market funds 12/31/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current (1) Subordinated debt LIBOR to IPCA + 4.63% 4,098 55,364 59,462 343 48,970 49,313 Obligations on securities abroad (2.05)% to 30.13% 9,162 34,510 43,672 6,232 35,631 41,863 (2) Raisings through Structured Operations Certificates 2.62% to 11.12% 575 535 1,110 1,949 849 2,798 Total 13,835 90,409 104,244 8,524 85,450 93,974 (1) At 12/31/2019, the amount of R$ 36,627 (R$ 35,205 at 12/31/2018) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013. (2) At 12/31/2019, the market value of raisings through Structured Operations Certificates issued is R$ 1,204 (R$ 2,902 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.60

Note 18 - Other assets and liabilities a) Other assets 12/31/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 87,498 7,254 94,752 62,390 12,700 75,090 Receivables from credit card issuers 42,395 - 42,395 36,491 - 36,491 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e) 7,990 6,530 14,520 1,455 12,079 13,534 Trading and intermediation of securities 26,544 207 26,751 15,400 255 15,655 Income receivable 3,236 - 3,236 3,155 5 3,160 Credit Operations without credit granting characteristics, net amount 3,612 5 3,617 3,021 4 3,025 Insurance and reinsurance operations 836 511 1,347 899 356 1,255 Net amount receivables from reimbursement of provisions (Note 29d) 978 - 978 999 - 999 Deposits in guarantee of fund raisings abroad 1,864 1 1,865 970 1 971 Other 43 - 43 - - - Non-financial 12,920 1,771 14,691 7,969 1,313 9,282 Sundry foreign 639 7 646 995 9 1,004 Prepaid expenses 3,288 1,038 4,326 2,642 546 3,188 Sundry domestic 2,916 9 2,925 1,579 27 1,606 Assets of post-employment benefits plans (Note 26e) - 717 717 - 731 731 Lease right-of-use 3,808 - 3,808 - - - Other 2,269 - 2,269 2,753 - 2,753 b) Other liabilities 12/31/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 113,024 4,057 117,081 95,639 1,790 97,429 Credit card operations 87,361 - 87,361 78,803 - 78,803 Trading and intermediation of securities 18,062 65 18,127 9,167 172 9,339 Foreign exchange portfolio 1,245 - 1,245 634 - 634 Finance leases (Note 12) 139 3,992 4,131 - - - Other 6,217 - 6,217 7,035 1,618 8,653 Non-financial 26,275 2,063 28,338 24,931 1,079 26,010 Funds in transit 10,573 11 10,584 10,015 27 10,042 Charging and collection of taxes and similar 335 - 335 476 - 476 Social and statutory 5,057 32 5,089 4,085 23 4,108 Deferred income 2,686 - 2,686 2,530 - 2,530 Sundry creditors - domestic 2,118 79 2,197 2,310 188 2,498 Personnel provision 1,569 75 1,644 1,606 63 1,669 Provision for sundry payments 1,761 63 1,824 1,670 81 1,751 Obligations on official agreements and rendering of payment services 1,114 - 1,114 1,155 - 1,155 Liabilities from post-employment benefits plans (Note 26e) - 1,800 1,800 - 697 697 Other 1,062 3 1,065 1,084 - 1,084 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.61Note 18 - Other assets and liabilities a) Other assets 12/31/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 87,498 7,254 94,752 62,390 12,700 75,090 Receivables from credit card issuers 42,395 - 42,395 36,491 - 36,491 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e) 7,990 6,530 14,520 1,455 12,079 13,534 Trading and intermediation of securities 26,544 207 26,751 15,400 255 15,655 Income receivable 3,236 - 3,236 3,155 5 3,160 Credit Operations without credit granting characteristics, net amount 3,612 5 3,617 3,021 4 3,025 Insurance and reinsurance operations 836 511 1,347 899 356 1,255 Net amount receivables from reimbursement of provisions (Note 29d) 978 - 978 999 - 999 Deposits in guarantee of fund raisings abroad 1,864 1 1,865 970 1 971 Other 43 - 43 - - - Non-financial 12,920 1,771 14,691 7,969 1,313 9,282 Sundry foreign 639 7 646 995 9 1,004 Prepaid expenses 3,288 1,038 4,326 2,642 546 3,188 Sundry domestic 2,916 9 2,925 1,579 27 1,606 Assets of post-employment benefits plans (Note 26e) - 717 717 - 731 731 Lease right-of-use 3,808 - 3,808 - - - Other 2,269 - 2,269 2,753 - 2,753 b) Other liabilities 12/31/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 113,024 4,057 117,081 95,639 1,790 97,429 Credit card operations 87,361 - 87,361 78,803 - 78,803 Trading and intermediation of securities 18,062 65 18,127 9,167 172 9,339 Foreign exchange portfolio 1,245 - 1,245 634 - 634 Finance leases (Note 12) 139 3,992 4,131 - - - Other 6,217 - 6,217 7,035 1,618 8,653 Non-financial 26,275 2,063 28,338 24,931 1,079 26,010 Funds in transit 10,573 11 10,584 10,015 27 10,042 Charging and collection of taxes and similar 335 - 335 476 - 476 Social and statutory 5,057 32 5,089 4,085 23 4,108 Deferred income 2,686 - 2,686 2,530 - 2,530 Sundry creditors - domestic 2,118 79 2,197 2,310 188 2,498 Personnel provision 1,569 75 1,644 1,606 63 1,669 Provision for sundry payments 1,761 63 1,824 1,670 81 1,751 Obligations on official agreements and rendering of payment services 1,114 - 1,114 1,155 - 1,155 Liabilities from post-employment benefits plans (Note 26e) - 1,800 1,800 - 697 697 Other 1,062 3 1,065 1,084 - 1,084 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.61

Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of transfer of control, for inclusion in a public offering of shares, assuring them of a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. Meetings of the Board of Directors held on 02/22/2018, approved the cancellation of 14,424,206 of common shares of own issue and held in treasury, with no change in capital, by capitalizing amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting (EGM) held on July 27, 2018 approved a 50% split in the Company's capital and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for easier comparability, the number of shares shown in this item are post-split. A breakdown and changes in paid-in capital at the beginning and end of the period are shown below: 12/31/2019 Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4,928,076,320 1 ,609,055,166 6,537,131,486 64,776 Residents abroad at 12/31/2018 30,214,039 3 ,236,789,823 3,267,003,862 32,372 Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9,804,135,348 97,148 Shares of capital stock at 12/31/2019 4,958,290,359 4 ,845,844,989 9,804,135,348 97,148 Residents in Brazil at 12/31/2019 4,931,023,416 1 ,665,657,332 6,596,680,748 65,366 Residents abroad at 12/31/2019 27,266,943 3 ,180,187,657 3,207,454,600 31,782 (1) Treasury shares at 12/31/2018 - 83,614,426 83,614,426 (1,820) Result from delivery of treasury shares - (25,080,841) (25,080,841) 546 (1) Treasury shares at 12/31/2019 - 58,533,585 58,533,585 (1,274) Outstanding shares at 12/31/2019 4,958,290,359 4 ,787,311,404 9,745,601,763 Outstanding shares at 12/31/2018 4,958,290,359 4 ,762,230,563 9,720,520,922 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3,299,073,506 1 ,116,291,341 4,415,364,847 65,482 Residents abroad at 12/31/2017 20,877,606 2 ,114,271,985 2,135,149,591 31,666 Shares of capital stock at 12/31/2017 3,319,951,112 3 ,230,563,326 6,550,514,438 97,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1,652,763,453 1 ,615,281,663 3,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9,804,135,348 97,148 Residents in Brazil at 12/31/2018 4,928,076,320 1 ,609,055,166 6,537,131,486 64,776 Residents abroad at 12/31/2018 30,214,039 3 ,236,789,823 3,267,003,862 32,372 (1) Treasury shares at 12/31/2017 14,424,206 71,459,714 85,883,920 (2,743) Purchase of shares - 13,100,000 13,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result from delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 28,677,977 28,677,977 - (1) Treasury shares at 12/31/2018 - 83,614,426 83,614,426 (1,820) Outstanding shares at 12/31/2018 4,958,290,359 4 ,762,230,563 9,720,520,922 (2) Outstanding shares at 12/31/2017 4,958,290,359 4 ,738,655,417 9,696,945,776 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.62 Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of transfer of control, for inclusion in a public offering of shares, assuring them of a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. Meetings of the Board of Directors held on 02/22/2018, approved the cancellation of 14,424,206 of common shares of own issue and held in treasury, with no change in capital, by capitalizing amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting (EGM) held on July 27, 2018 approved a 50% split in the Company's capital and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for easier comparability, the number of shares shown in this item are post-split. A breakdown and changes in paid-in capital at the beginning and end of the period are shown below: 12/31/2019 Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4,928,076,320 1 ,609,055,166 6,537,131,486 64,776 Residents abroad at 12/31/2018 30,214,039 3 ,236,789,823 3,267,003,862 32,372 Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9,804,135,348 97,148 Shares of capital stock at 12/31/2019 4,958,290,359 4 ,845,844,989 9,804,135,348 97,148 Residents in Brazil at 12/31/2019 4,931,023,416 1 ,665,657,332 6,596,680,748 65,366 Residents abroad at 12/31/2019 27,266,943 3 ,180,187,657 3,207,454,600 31,782 (1) Treasury shares at 12/31/2018 - 83,614,426 83,614,426 (1,820) Result from delivery of treasury shares - (25,080,841) (25,080,841) 546 (1) Treasury shares at 12/31/2019 - 58,533,585 58,533,585 (1,274) Outstanding shares at 12/31/2019 4,958,290,359 4 ,787,311,404 9,745,601,763 Outstanding shares at 12/31/2018 4,958,290,359 4 ,762,230,563 9,720,520,922 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3,299,073,506 1 ,116,291,341 4,415,364,847 65,482 Residents abroad at 12/31/2017 20,877,606 2 ,114,271,985 2,135,149,591 31,666 Shares of capital stock at 12/31/2017 3,319,951,112 3 ,230,563,326 6,550,514,438 97,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1,652,763,453 1 ,615,281,663 3,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9,804,135,348 97,148 Residents in Brazil at 12/31/2018 4,928,076,320 1 ,609,055,166 6,537,131,486 64,776 Residents abroad at 12/31/2018 30,214,039 3 ,236,789,823 3,267,003,862 32,372 (1) Treasury shares at 12/31/2017 14,424,206 71,459,714 85,883,920 (2,743) Purchase of shares - 13,100,000 13,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result from delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 28,677,977 28,677,977 - (1) Treasury shares at 12/31/2018 - 83,614,426 83,614,426 (1,820) Outstanding shares at 12/31/2018 4,958,290,359 4 ,762,230,563 9,720,520,922 (2) Outstanding shares at 12/31/2017 4,958,290,359 4 ,738,655,417 9,696,945,776 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.62

Below is the average cost of treasury shares and their market price in reais. On 2019, there was no acquisition of treasury shares. 01/01 to 12/31/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 12/31/2019 32.03 37.10 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.63Below is the average cost of treasury shares and their market price in reais. On 2019, there was no acquisition of treasury shares. 01/01 to 12/31/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 12/31/2019 32.03 37.10 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.63

b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the preceding month, and payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 12/31/2019 12/31/2018 12/31/2017 Statutory net income 26,712 21,945 21,108 Adjustments: (-) Legal reserve - 5% (1,336) (1,097) (1,055) Dividend calculation basis 25,376 20,848 20,053 6,344 5,212 5,013 Minimun mandatory dividend - 25% Dividends and Interest on Capital Paid / Accrued / Identified 18,777 22,437 17,558 ll - Stockholders' compensation 12/31/2019 WHT (With Gross value Gross holding Net per share (R$) tax) Paid / prepaid 9,274 - 9,274 Dividends - 11 monthly installments from February to December 2019 0.0150 1,606 - 1,606 Dividends - paid on 08/23/2019 0.7869 7,668 - 7,668 Accrued (Recorded in Other Liabilities) 512 (55) 457 Dividends - 1 monthly installment paid on 01/02/2020 0.0150 146 - 146 Interest on capital - credited on 12/19/2019 to be paid until 04/30/2020 0.0376 366 (55) 311 Identified in Profit Reserve In Stockholders’ Equity 1.0067 9,811 (765) 9,046 Total from 01/01 to 12/31/2019 19,597 (820) 18,777 12/31/2018 WHT (With Gross value Gross Net holding per share (R$) tax) Paid / prepaid 5,921 (122) 5,799 Dividends - 11 monthly installments from February to December 2018 0,0150 1,069 - 1,069 Dividends - paid on 08/30/2018 0.6240 4,041 - 4,041 Interest on capital - paid on 08/30/2018 0.1252 811 (122) 689 Accrued (Recorded in Other Liabilities) 248 (15) 233 Dividends - 1 monthly installment paid on 01/02/2019 0,0150 145 - 145 Interest on capital - credited on 12/27/2018 to be paid until 04/30/2019 0.0106 103 (15) 88 Identified in Profit Reserve In Stockholders’ Equity 1.8001 17,498 (1,093) 16,405 Total from 01/01 to 12/31/2018 23,667 (1,230) 22,437 12/31/2017 WHT (With Gross value Gross Net holding per share (R$) tax) Paid / prepaid 3,666 (389) 3,277 Dividends - 11 monthly installments from February to December 2017 0,0150 1,074 - 1,074 Interest on capital - paid on 08/25/2017 0,3990 2,592 (389) 2,203 Accrued (Recorded in Other Liabilities) 1,877 (140) 1,737 Dividends - 1 monthly installment paid on 01/02/2018 0,0150 98 - 98 Dividends provision 0.1304 843 - 843 Interest on capital, credited on 12/28/2017 to be paid until 04/30/2018 0.1445 936 (140) 796 Identified in Revenue Reserve In Stockholders’ Equity 2.1126 13,658 (1,114) 12,544 Total from 01/01 to 12/31/2017 19,201 (1,643) 17,558 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.64b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the preceding month, and payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 12/31/2019 12/31/2018 12/31/2017 Statutory net income 26,712 21,945 21,108 Adjustments: (-) Legal reserve - 5% (1,336) (1,097) (1,055) Dividend calculation basis 25,376 20,848 20,053 6,344 5,212 5,013 Minimun mandatory dividend - 25% Dividends and Interest on Capital Paid / Accrued / Identified 18,777 22,437 17,558 ll - Stockholders' compensation 12/31/2019 WHT (With Gross value Gross holding Net per share (R$) tax) Paid / prepaid 9,274 - 9,274 Dividends - 11 monthly installments from February to December 2019 0.0150 1,606 - 1,606 Dividends - paid on 08/23/2019 0.7869 7,668 - 7,668 Accrued (Recorded in Other Liabilities) 512 (55) 457 Dividends - 1 monthly installment paid on 01/02/2020 0.0150 146 - 146 Interest on capital - credited on 12/19/2019 to be paid until 04/30/2020 0.0376 366 (55) 311 Identified in Profit Reserve In Stockholders’ Equity 1.0067 9,811 (765) 9,046 Total from 01/01 to 12/31/2019 19,597 (820) 18,777 12/31/2018 WHT (With Gross value Gross Net holding per share (R$) tax) Paid / prepaid 5,921 (122) 5,799 Dividends - 11 monthly installments from February to December 2018 0,0150 1,069 - 1,069 Dividends - paid on 08/30/2018 0.6240 4,041 - 4,041 Interest on capital - paid on 08/30/2018 0.1252 811 (122) 689 Accrued (Recorded in Other Liabilities) 248 (15) 233 Dividends - 1 monthly installment paid on 01/02/2019 0,0150 145 - 145 Interest on capital - credited on 12/27/2018 to be paid until 04/30/2019 0.0106 103 (15) 88 Identified in Profit Reserve In Stockholders’ Equity 1.8001 17,498 (1,093) 16,405 Total from 01/01 to 12/31/2018 23,667 (1,230) 22,437 12/31/2017 WHT (With Gross value Gross Net holding per share (R$) tax) Paid / prepaid 3,666 (389) 3,277 Dividends - 11 monthly installments from February to December 2017 0,0150 1,074 - 1,074 Interest on capital - paid on 08/25/2017 0,3990 2,592 (389) 2,203 Accrued (Recorded in Other Liabilities) 1,877 (140) 1,737 Dividends - 1 monthly installment paid on 01/02/2018 0,0150 98 - 98 Dividends provision 0.1304 843 - 843 Interest on capital, credited on 12/28/2017 to be paid until 04/30/2018 0.1445 936 (140) 796 Identified in Revenue Reserve In Stockholders’ Equity 2.1126 13,658 (1,114) 12,544 Total from 01/01 to 12/31/2017 19,201 (1,643) 17,558 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.64

c) Capital reserves and profit reserves l - Additional paid-in capital Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation. ll - Appropriated reserves 12/31/2019 12/31/2018 12/31/2017 Capital reserves 285 285 285 Premium on subscription of shares 284 284 284 11 1 Reserves from tax incentives, restatement of equity securities and other Profit reserves 12,663 13,195 12,214 (1) Legal 11,326 9,989 8,892 (2) 3,043 (2,775) 589 Statutory Corporate reorganizations (Note 2.4 a IV) (11,517) (11,517) (10,925) (3) Special profit reserves 9,811 17,498 13,658 Total reserves at parent company 12,948 13,480 12,499 (1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the yield flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 12/31/2019, 12/31/2018 and 12/31/2017. lll - Unappropriated reserves Refers to balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2019 12/31/2018 Itaú CorpBanca (Note 3) 11,270 11,645 504 539 Itaú CorpBanca Colômbia S.A. (Note 3) 406 1,268 (16) (2) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 446 364 131 105 Luizacred S.A. Soc. Cred. Financiamento Investimento 295 288 20 44 Other 123 119 61 46 Total 12,540 13,684 700 732 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.65c) Capital reserves and profit reserves l - Additional paid-in capital Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation. ll - Appropriated reserves 12/31/2019 12/31/2018 12/31/2017 Capital reserves 285 285 285 Premium on subscription of shares 284 284 284 11 1 Reserves from tax incentives, restatement of equity securities and other Profit reserves 12,663 13,195 12,214 (1) Legal 11,326 9,989 8,892 (2) 3,043 (2,775) 589 Statutory Corporate reorganizations (Note 2.4 a IV) (11,517) (11,517) (10,925) (3) Special profit reserves 9,811 17,498 13,658 Total reserves at parent company 12,948 13,480 12,499 (1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the yield flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 12/31/2019, 12/31/2018 and 12/31/2017. lll - Unappropriated reserves Refers to balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2019 12/31/2018 Itaú CorpBanca (Note 3) 11,270 11,645 504 539 Itaú CorpBanca Colômbia S.A. (Note 3) 406 1,268 (16) (2) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 446 364 131 105 Luizacred S.A. Soc. Cred. Financiamento Investimento 295 288 20 44 Other 123 119 61 46 Total 12,540 13,684 700 732 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.65

Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving management and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on stock-based payment plans are presented in the table below: 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Partner Plan (242) (226) (234) Variable compensation plan (384) (377) (302) Total (626) (603) (536) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based Instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Changes in the Partner Program 01/01 to 01/01 to 12/31/2019 12/31/2018 Quantity Quantity Opening balance 48,871,182 51,074,441 New 8,096,700 9,912,356 Delivered (15,627,167) (11,597,420) Cancelled (2,035,504) (518,195) Closing balance 39,305,211 48,871,182 Weighted average of remaining contractual life (years) 1.59 2.52 Market value weighted average (R$) 25.49 26.22 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.66 Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving management and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on stock-based payment plans are presented in the table below: 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Partner Plan (242) (226) (234) Variable compensation plan (384) (377) (302) Total (626) (603) (536) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based Instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Changes in the Partner Program 01/01 to 01/01 to 12/31/2019 12/31/2018 Quantity Quantity Opening balance 48,871,182 51,074,441 New 8,096,700 9,912,356 Delivered (15,627,167) (11,597,420) Cancelled (2,035,504) (518,195) Closing balance 39,305,211 48,871,182 Weighted average of remaining contractual life (years) 1.59 2.52 Market value weighted average (R$) 25.49 26.22 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.66

II- Variable compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 12/31/2019 12/31/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New 9,794,250 10,552,225 Delivered (14,237,280) (16,611,521) Cancelled (352,181) (154,532) Closing balance 20,220,934 25,016,145 Market value weighted average (R$) 37.55 34.04 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which has been discontinued, and only vested options remain. Simple options have the following characteristics: a) Exercise price: calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Summary of changes in the Simple options plan 01/01 to 12/31/2019 01/01 to 12/31/2018 Weighted Weighted average Quantity Quantity average exercise price exercise price Opening balance 3,089,599 22.11 24,514,359 25.21 Options vested at the end of the period 3,089,599 22.11 24,514,359 25.21 Options: (*) Canceled / Forfeited (72,318) 24.36 (352,085) 29.29 Exercised (3,017,281) 22.68 (21,072,675) 28.26 Closing balance - - 3,089,599 22.11 Options vested at the end of the period - - 3,089,599 22.11 Range of exercise prices 22.95 14.47 - 29.51 Weighted average of the remaining contractual life (in years) - 0.99 Market value weighted average (R$) 36.34 33.98 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.67 II- Variable compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 12/31/2019 12/31/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New 9,794,250 10,552,225 Delivered (14,237,280) (16,611,521) Cancelled (352,181) (154,532) Closing balance 20,220,934 25,016,145 Market value weighted average (R$) 37.55 34.04 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which has been discontinued, and only vested options remain. Simple options have the following characteristics: a) Exercise price: calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Summary of changes in the Simple options plan 01/01 to 12/31/2019 01/01 to 12/31/2018 Weighted Weighted average Quantity Quantity average exercise price exercise price Opening balance 3,089,599 22.11 24,514,359 25.21 Options vested at the end of the period 3,089,599 22.11 24,514,359 25.21 Options: (*) Canceled / Forfeited (72,318) 24.36 (352,085) 29.29 Exercised (3,017,281) 22.68 (21,072,675) 28.26 Closing balance - - 3,089,599 22.11 Options vested at the end of the period - - 3,089,599 22.11 Range of exercise prices 22.95 14.47 - 29.51 Weighted average of the remaining contractual life (in years) - 0.99 Market value weighted average (R$) 36.34 33.98 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.67

Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Central Bank compulsory deposits 4,734 5,063 7,201 Interbank deposits 1,173 1,080 744 Securities purchased under agreements to resell 16,197 17,365 25,711 Financial assets at fair value through other comprehensive income 10,758 9,194 8,886 Financial assets at amortized cost 2,582 2,614 3,017 Loans 81,046 73,640 75,568 Other financial assets 1,033 1,368 1,576 Total 117,523 110,324 122,703 b) Interest and similar expense 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Deposits (18,559) (17,484) (13,340) Securities sold under repurchase agreements (20,473) (20,889) (33,087) Interbank market funds (13,231) (13,587) (10,059) Institutional market funds (6,837) (6,773) (6,852) Financial expense from technical provisions for insurance and private pension plans (16,720) (11,815) (14,918) Other (138) (64) (74) Total (75,958) (70,612) (78,330) c) Adjustment to Fair Value of Financial Assets and Liabilities 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Financial assets at fair value through profit or loss 3,628 (4,110) 2,138 (*) (70) (260) 2,028 Derivatives Financial assets designated at fair value through profit or loss (64) (218) 180 Financial assets at fair value through other comprehensive income 628 (254) (128) Financial liabilities designated at fair value (24) 8 (37) Total 4,098 (4,834) 4,181 (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 12/31/2019, ITAÚ UNIBANCO HOLDING derecognized R$ 992 Expected Losses, with loss of R$ (1) for Financial Assets – Fair Value through Other Comprehensive Income and reversal of R$ 993 for Financial Assets – Amortized Cost. Note 22 - Banking service fees 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Fees from credit and debit card services 15,425 15,394 14,802 Current account services 10,730 10,017 9,589 Asset management fees 6,332 5,013 4,141 Fees for guarantees issued and credit lines 1,706 1,768 1,783 Collection commissions 1,543 1,506 1,378 Brokerage commission 999 618 606 Other 2,297 2,493 2,149 Total 39,032 36,809 34,448 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.68Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Central Bank compulsory deposits 4,734 5,063 7,201 Interbank deposits 1,173 1,080 744 Securities purchased under agreements to resell 16,197 17,365 25,711 Financial assets at fair value through other comprehensive income 10,758 9,194 8,886 Financial assets at amortized cost 2,582 2,614 3,017 Loans 81,046 73,640 75,568 Other financial assets 1,033 1,368 1,576 Total 117,523 110,324 122,703 b) Interest and similar expense 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Deposits (18,559) (17,484) (13,340) Securities sold under repurchase agreements (20,473) (20,889) (33,087) Interbank market funds (13,231) (13,587) (10,059) Institutional market funds (6,837) (6,773) (6,852) Financial expense from technical provisions for insurance and private pension plans (16,720) (11,815) (14,918) Other (138) (64) (74) Total (75,958) (70,612) (78,330) c) Adjustment to Fair Value of Financial Assets and Liabilities 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Financial assets at fair value through profit or loss 3,628 (4,110) 2,138 (*) (70) (260) 2,028 Derivatives Financial assets designated at fair value through profit or loss (64) (218) 180 Financial assets at fair value through other comprehensive income 628 (254) (128) Financial liabilities designated at fair value (24) 8 (37) Total 4,098 (4,834) 4,181 (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 12/31/2019, ITAÚ UNIBANCO HOLDING derecognized R$ 992 Expected Losses, with loss of R$ (1) for Financial Assets – Fair Value through Other Comprehensive Income and reversal of R$ 993 for Financial Assets – Amortized Cost. Note 22 - Banking service fees 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Fees from credit and debit card services 15,425 15,394 14,802 Current account services 10,730 10,017 9,589 Asset management fees 6,332 5,013 4,141 Fees for guarantees issued and credit lines 1,706 1,768 1,783 Collection commissions 1,543 1,506 1,378 Brokerage commission 999 618 606 Other 2,297 2,493 2,149 Total 39,032 36,809 34,448 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.68

Note 23 - General and administrative expenses 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 (*) (28,415) (24,846) (23,276) Personnel expenses Compensation (9,548) (10,226) (9,305) Employee profit sharing (5,183) (4,425) (3,836) Welfare benefits (3,856) (3,764) (3,374) Provision for labor claims and Dismissals (5,640) (2,907) (3,427) Payroll charges (3,276) (3,011) (2,832) Share-based compensation plan (Note 20) (242) (226) (234) Training (178) (253) (232) Other (492) (34) (36) Administrative expenses (15,912) (17,268) (16,289) Third party services (4,571) (4,482) (4,161) Data processing and telecommunications (4,278) (4,273) (4,152) Installations (2,068) (3,306) (3,132) Advertising, promotions and publicity (1,325) (1,419) (1,167) Financial services expenses (798) (790) (833) Security (744) (754) (723) Transportation (364) (350) (339) Materials (330) (339) (350) Travel expenses (240) (232) (214) Other (1,194) (1,323) (1,218) Depreciation and Amortization (4,630) (3,332) (3,034) Other expenses (12,055) (12,092) (10,895) (4,958) (4,285) (3,753) Selling - credit cards (825) (675) (596) Claims losses Loss on sale of other assets, fixed assets and investments in associates (719) (632) (495) and joint ventures Provision for civil lawsuits (Note 29) (848) (464) (1,519) Provision for tax and social security lawsuits (1,898) (328) (953) (307) (272) (288) Refund of interbank costs (233) (167) (504) Impairment (2,267) (5,269) (2,787) Other Total (61,012) (57,538) (53,494) (*) Includes the effects of the Voluntary Severance Program, totaling R$ 2,385. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.69Note 23 - General and administrative expenses 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 (*) (28,415) (24,846) (23,276) Personnel expenses Compensation (9,548) (10,226) (9,305) Employee profit sharing (5,183) (4,425) (3,836) Welfare benefits (3,856) (3,764) (3,374) Provision for labor claims and Dismissals (5,640) (2,907) (3,427) Payroll charges (3,276) (3,011) (2,832) Share-based compensation plan (Note 20) (242) (226) (234) Training (178) (253) (232) Other (492) (34) (36) Administrative expenses (15,912) (17,268) (16,289) Third party services (4,571) (4,482) (4,161) Data processing and telecommunications (4,278) (4,273) (4,152) Installations (2,068) (3,306) (3,132) Advertising, promotions and publicity (1,325) (1,419) (1,167) Financial services expenses (798) (790) (833) Security (744) (754) (723) Transportation (364) (350) (339) Materials (330) (339) (350) Travel expenses (240) (232) (214) Other (1,194) (1,323) (1,218) Depreciation and Amortization (4,630) (3,332) (3,034) Other expenses (12,055) (12,092) (10,895) (4,958) (4,285) (3,753) Selling - credit cards (825) (675) (596) Claims losses Loss on sale of other assets, fixed assets and investments in associates (719) (632) (495) and joint ventures Provision for civil lawsuits (Note 29) (848) (464) (1,519) Provision for tax and social security lawsuits (1,898) (328) (953) (307) (272) (288) Refund of interbank costs (233) (167) (504) Impairment (2,267) (5,269) (2,787) Other Total (61,012) (57,538) (53,494) (*) Includes the effects of the Voluntary Severance Program, totaling R$ 2,385. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.69

Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% Social contribution on net income 15.00% Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%. a) Expenses for taxes and contributions Breakdown of income tax and social contribution expense calculation: 01/01 to 01/01 to 01/01 to Due on operations for the period 12/31/2019 12/31/2018 12/31/2017 Net income before income tax and social contribution 31,243 30,608 30,582 Charges (income tax and social contribution) at the rates in effect (12,497) (13,774) (13,762) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures net 372 147 169 Foreign exchange variation on investiments abroad 711 4,381 397 Interest on capital 3,012 3,791 3,873 Corporate reorganizations (Note 2.4 a IV) - 628 628 Dividends and interest on external debt bonds 543 516 420 (*) (1,233) 1,747 3,736 Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (9,092) (2,564) (4,539) Related to temporary differences Increase / (reversal) for the period 5,750 (2,650) (2,888) Increase / (reversal) of prior periods (88) 245 70 5,662 (2,405) (2,818) (Expenses) / Income related to deferred taxes Total income tax and social contribution expenses (3,430) (4,969) (7,357) (*) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.70Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% Social contribution on net income 15.00% Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%. a) Expenses for taxes and contributions Breakdown of income tax and social contribution expense calculation: 01/01 to 01/01 to 01/01 to Due on operations for the period 12/31/2019 12/31/2018 12/31/2017 Net income before income tax and social contribution 31,243 30,608 30,582 Charges (income tax and social contribution) at the rates in effect (12,497) (13,774) (13,762) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures net 372 147 169 Foreign exchange variation on investiments abroad 711 4,381 397 Interest on capital 3,012 3,791 3,873 Corporate reorganizations (Note 2.4 a IV) - 628 628 Dividends and interest on external debt bonds 543 516 420 (*) (1,233) 1,747 3,736 Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (9,092) (2,564) (4,539) Related to temporary differences Increase / (reversal) for the period 5,750 (2,650) (2,888) Increase / (reversal) of prior periods (88) 245 70 5,662 (2,405) (2,818) (Expenses) / Income related to deferred taxes Total income tax and social contribution expenses (3,430) (4,969) (7,357) (*) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.70

b) Deferred taxes I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2018 Increase 12/31/2019 Reversal Reflected in income 37,252 (13,667) 19,795 43,380 18,563 (4,712) 9,009 22,860 Provision for expected loss Relating to tax losses and social contribution loss carryforwards 4,391 (2,339) 533 2,585 Provision for profit sharing 1,844 (1,844) 2,162 2,162 Provision for devaluation of securities with permanent impairment 1,729 (902) 703 1,530 Provisions 4,464 (1,552) 3,296 6,208 Civil lawsuits 1,586 (651) 478 1,413 Labor claims 2,037 (790) 2,004 3,251 Tax and social security lawsuits 841 (111) 814 1,544 Goodwill on purchase of investments 60 (60) - - Legal obligations 676 (57) 104 723 Adjustments of operations carried out on the futures settlement market 98 (98) 84 84 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 631 (631) 738 738 or Loss Provision relating to health insurance operations 343 - 5 348 Other 4,453 (1,472) 3,161 6,142 Reflected in stockholders’ equity 1,888 (509) 975 2,354 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 383 (163) 546 766 Comprehensive Income Cash flow hedge 1,149 (93) 131 1,187 Other 356 (253) 298 401 (1)(2)(3) Total 39,140 (14,176) 20,770 45,734 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively. (2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. (3) The deferred tax asset balance comprises its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614. Realization / 12/31/2017 Increase 12/31/2018 Reversal Reflected in income 48,810 (23,511) 11,953 37,252 Provision for expected loss 24,686 (9,746) 3,623 18,563 Relating to tax losses and social contribution loss carryforwards 7,595 (3,649) 445 4,391 Provision for profit sharing 1,829 (1,829) 1,844 1,844 Provision for devaluation of securities with permanent impairment 2,228 (1,843) 1,344 1,729 Provisions 5,194 (2,124) 1,394 4,464 Civil lawsuits 1,974 (610) 222 1,586 Labor claims 2,200 (1,280) 1,117 2,037 Tax and social security lawsuits 1,020 (234) 55 841 Goodwill on purchase of investments 141 (163) 82 60 Legal obligations 488 (61) 249 676 277 (277) 98 98 Adjustments of operations carried out in futures settlement market Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 429 (429) 631 631 or Loss Provision relating to health insurance operations 341 (5) 7 343 Other 5,602 (3,385) 2,236 4,453 Reflected in stockholders’ equity 2,192 (785) 481 1,888 Corporate reorganizations (Note 2,4 a IV) 628 (628) - - Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 327 (157) 213 383 Comprehensive Income Cash flow hedge 983 - 166 1,149 Other 254 - 102 356 (*) Total 51,002 (24,296) 12,434 39,140 (*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.71b) Deferred taxes I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2018 Increase 12/31/2019 Reversal Reflected in income 37,252 (13,667) 19,795 43,380 18,563 (4,712) 9,009 22,860 Provision for expected loss Relating to tax losses and social contribution loss carryforwards 4,391 (2,339) 533 2,585 Provision for profit sharing 1,844 (1,844) 2,162 2,162 Provision for devaluation of securities with permanent impairment 1,729 (902) 703 1,530 Provisions 4,464 (1,552) 3,296 6,208 Civil lawsuits 1,586 (651) 478 1,413 Labor claims 2,037 (790) 2,004 3,251 Tax and social security lawsuits 841 (111) 814 1,544 Goodwill on purchase of investments 60 (60) - - Legal obligations 676 (57) 104 723 Adjustments of operations carried out on the futures settlement market 98 (98) 84 84 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 631 (631) 738 738 or Loss Provision relating to health insurance operations 343 - 5 348 Other 4,453 (1,472) 3,161 6,142 Reflected in stockholders’ equity 1,888 (509) 975 2,354 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 383 (163) 546 766 Comprehensive Income Cash flow hedge 1,149 (93) 131 1,187 Other 356 (253) 298 401 (1)(2)(3) Total 39,140 (14,176) 20,770 45,734 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively. (2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. (3) The deferred tax asset balance comprises its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614. Realization / 12/31/2017 Increase 12/31/2018 Reversal Reflected in income 48,810 (23,511) 11,953 37,252 Provision for expected loss 24,686 (9,746) 3,623 18,563 Relating to tax losses and social contribution loss carryforwards 7,595 (3,649) 445 4,391 Provision for profit sharing 1,829 (1,829) 1,844 1,844 Provision for devaluation of securities with permanent impairment 2,228 (1,843) 1,344 1,729 Provisions 5,194 (2,124) 1,394 4,464 Civil lawsuits 1,974 (610) 222 1,586 Labor claims 2,200 (1,280) 1,117 2,037 Tax and social security lawsuits 1,020 (234) 55 841 Goodwill on purchase of investments 141 (163) 82 60 Legal obligations 488 (61) 249 676 277 (277) 98 98 Adjustments of operations carried out in futures settlement market Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 429 (429) 631 631 or Loss Provision relating to health insurance operations 341 (5) 7 343 Other 5,602 (3,385) 2,236 4,453 Reflected in stockholders’ equity 2,192 (785) 481 1,888 Corporate reorganizations (Note 2,4 a IV) 628 (628) - - Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 327 (157) 213 383 Comprehensive Income Cash flow hedge 983 - 166 1,149 Other 254 - 102 356 (*) Total 51,002 (24,296) 12,434 39,140 (*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.71

II - The provision for deferred tax and contributions and respective changes are as follows: Realization / 12/31/2018 Increase 12/31/2019 reversal Reflected in income 6,144 (3,863) 4,329 6,610 Depreciation in excess – finance lease 346 (144) - 202 Adjustment of escrow deposits and provisions 1,348 (29) 212 1,531 Post-employment benefits 287 (56) 51 282 Adjustments of operations carried out on the futures settlement market 923 (923) 1,330 1,330 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 1,790 (1,790) 1,149 1,149 Loss Taxation of results abroad – capital gains 659 (142) 64 581 Other 791 (779) 1,523 1,535 Reflected in stockholders’ equity 662 (262) 868 1,268 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 474 (107) 861 1,228 Comprehensive Income Cash flow hedge 168 (142) 4 30 7- 3 10 Post-employment benefits Other 13 (13) - - (*) Total 6,806 (4,125) 5,197 7,878 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively. Realization / 12/31/2017 Increase 12/31/2018 reversal 14,569 (11,385) 2,960 6,144 Reflected in income Depreciation in excess – finance lease 613 (267) - 346 Adjustment of escrow deposits and provisions 1,280 (11) 79 1,348 Post-employment benefits 304 (143) 126 287 Adjustments of operations carried out on the futures settlement market 1,421 (1,421) 923 923 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 7,592 (7,592) 1,790 1,790 Loss Taxation of results abroad – capital gains 1,973 (1,314) - 659 Other 1,386 (637) 42 791 Reflected in stockholders’ equity 955 (311) 18 662 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 767 (302) 9 474 Comprehensive Income Cash flow hedge 166 - 2 168 Post-employment benefits 9(9) 7 7 Other 13 - - 13 (*) Total 15,524 (11,696) 2,978 6,806 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.72II - The provision for deferred tax and contributions and respective changes are as follows: Realization / 12/31/2018 Increase 12/31/2019 reversal Reflected in income 6,144 (3,863) 4,329 6,610 Depreciation in excess – finance lease 346 (144) - 202 Adjustment of escrow deposits and provisions 1,348 (29) 212 1,531 Post-employment benefits 287 (56) 51 282 Adjustments of operations carried out on the futures settlement market 923 (923) 1,330 1,330 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 1,790 (1,790) 1,149 1,149 Loss Taxation of results abroad – capital gains 659 (142) 64 581 Other 791 (779) 1,523 1,535 Reflected in stockholders’ equity 662 (262) 868 1,268 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 474 (107) 861 1,228 Comprehensive Income Cash flow hedge 168 (142) 4 30 7- 3 10 Post-employment benefits Other 13 (13) - - (*) Total 6,806 (4,125) 5,197 7,878 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively. Realization / 12/31/2017 Increase 12/31/2018 reversal 14,569 (11,385) 2,960 6,144 Reflected in income Depreciation in excess – finance lease 613 (267) - 346 Adjustment of escrow deposits and provisions 1,280 (11) 79 1,348 Post-employment benefits 304 (143) 126 287 Adjustments of operations carried out on the futures settlement market 1,421 (1,421) 923 923 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 7,592 (7,592) 1,790 1,790 Loss Taxation of results abroad – capital gains 1,973 (1,314) - 659 Other 1,386 (637) 42 791 Reflected in stockholders’ equity 955 (311) 18 662 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 767 (302) 9 474 Comprehensive Income Cash flow hedge 166 - 2 168 Post-employment benefits 9(9) 7 7 Other 13 - - 13 (*) Total 15,524 (11,696) 2,978 6,806 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.72

III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution are: Deferred tax assets Net Year of Tax loss / social Deferred tax Temporary % deferred % realization % contribution loss %Total % liabilities differences taxes carryforwards 2020 12,987 30% 1,184 46% 14,171 31% (1,487) 19% 12,684 33% 2021 10,614 25% 177 7% 10,791 23% (614) 8% 10,177 27% 2022 6,598 15% 44 2% 6,642 15% (542) 7% 6,100 16% 2023 4,276 10% 37 1% 4,313 9% (284) 3% 4,029 11% 2024 2,062 5% 559 21% 2,621 6% (437) 6% 2,184 6% After 2024 6,612 15% 584 23% 7,196 16% (4,514) 57% 2,682 7% Total 43,149 100% 2,585 100% 45,734 100% (7,878) 100% 37,856 100% (*) Present value 40,354 2,381 42,735 (6,923) 35,812 (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV - At December 31, 2018, temporary effects brought by Law nº. 13,169/2015 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were accounted based on their likelihood of realization. At December 31, 2019, deferred tax assets not accounted for correspond to R$ 605 and result from Management’s evaluation of their perspectives of realization in the long term (there are no unaccounted deferred tax assets at 12/31/2018). c) Tax liabilities 12/31/2019 12/31/2018 Taxes and contributions on income payable 3,083 615 Other Taxes and Contributions payable 914 1,443 Provision for deferred income tax and social contribution (Note 24b II) 1,058 447 Other 2,836 2,779 Total 7,891 5,284 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.73III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution are: Deferred tax assets Net Year of Tax loss / social Deferred tax Temporary % deferred % realization % contribution loss %Total % liabilities differences taxes carryforwards 2020 12,987 30% 1,184 46% 14,171 31% (1,487) 19% 12,684 33% 2021 10,614 25% 177 7% 10,791 23% (614) 8% 10,177 27% 2022 6,598 15% 44 2% 6,642 15% (542) 7% 6,100 16% 2023 4,276 10% 37 1% 4,313 9% (284) 3% 4,029 11% 2024 2,062 5% 559 21% 2,621 6% (437) 6% 2,184 6% After 2024 6,612 15% 584 23% 7,196 16% (4,514) 57% 2,682 7% Total 43,149 100% 2,585 100% 45,734 100% (7,878) 100% 37,856 100% (*) Present value 40,354 2,381 42,735 (6,923) 35,812 (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV - At December 31, 2018, temporary effects brought by Law nº. 13,169/2015 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were accounted based on their likelihood of realization. At December 31, 2019, deferred tax assets not accounted for correspond to R$ 605 and result from Management’s evaluation of their perspectives of realization in the long term (there are no unaccounted deferred tax assets at 12/31/2018). c) Tax liabilities 12/31/2019 12/31/2018 Taxes and contributions on income payable 3,083 615 Other Taxes and Contributions payable 914 1,443 Provision for deferred income tax and social contribution (Note 24b II) 1,058 447 Other 2,836 2,779 Total 7,891 5,284 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.73

Note 25 – Earnings per share a) Basic earning per share Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 27,113 24,907 23,193 Net income attributable to owners of the parent company Minimum non-cumulative dividends on preferred shares (105) (104) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) (110) Retained earnings to be distributed, on a pro-rata basis, to common and preferred equity owners: Common 13,693 12,599 11,828 Preferred 13,206 12,095 11,150 Total net income available to equity owners: Common 13,802 12,708 11,938 13,311 12,199 11,255 Preferred Weighted average number of shares outstanding Common 4,958,290,359 4,958,290,359 5,021,834,934 Preferred 4,781,855,588 4,759,872,085 4,734,030,111 Earnings per share - Basic – R$ Common 2.78 2.56 2.38 Preferred 2.78 2.56 2.38 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 13,311 12,199 11,255 Net income available to preferred equity owners Dividends on preferred shares after dilution effects 64 72 76 13,375 12,271 11,331 Net income available to preferred equity owners considering preferred shares after the dilution effect 13,802 12,708 11,938 Net income available to ordinary equity owners Dividend on preferred shares after dilution effects (64) (72) (76) 13,738 12,636 11,862 Net income available to ordinary equity owners considering preferred shares after the dilution effect Adjusted weighted average of shares 4,958,290,359 4,958,290,359 5,021,834,934 Common 4,826,925,107 4,815,473,777 4,796,645,028 Preferred Preferred 4,781,855,588 4,759,872,085 4,734,030,111 Incremental as per share-based payment plans 45,069,519 55,601,692 62,614,917 Diluted earnings per share – R$ Common 2.77 2.55 2.36 Preferred 2.77 2.55 2.36 Potential anti-dilution effects of shares under our share-based payment, excluded from the calculation of diluted earnings per share, totaled 538,312 preferred shares at 12/31/2017. In the years 2019 and 2018 there was no such effect. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.74Note 25 – Earnings per share a) Basic earning per share Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 27,113 24,907 23,193 Net income attributable to owners of the parent company Minimum non-cumulative dividends on preferred shares (105) (104) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) (110) Retained earnings to be distributed, on a pro-rata basis, to common and preferred equity owners: Common 13,693 12,599 11,828 Preferred 13,206 12,095 11,150 Total net income available to equity owners: Common 13,802 12,708 11,938 13,311 12,199 11,255 Preferred Weighted average number of shares outstanding Common 4,958,290,359 4,958,290,359 5,021,834,934 Preferred 4,781,855,588 4,759,872,085 4,734,030,111 Earnings per share - Basic – R$ Common 2.78 2.56 2.38 Preferred 2.78 2.56 2.38 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 13,311 12,199 11,255 Net income available to preferred equity owners Dividends on preferred shares after dilution effects 64 72 76 13,375 12,271 11,331 Net income available to preferred equity owners considering preferred shares after the dilution effect 13,802 12,708 11,938 Net income available to ordinary equity owners Dividend on preferred shares after dilution effects (64) (72) (76) 13,738 12,636 11,862 Net income available to ordinary equity owners considering preferred shares after the dilution effect Adjusted weighted average of shares 4,958,290,359 4,958,290,359 5,021,834,934 Common 4,826,925,107 4,815,473,777 4,796,645,028 Preferred Preferred 4,781,855,588 4,759,872,085 4,734,030,111 Incremental as per share-based payment plans 45,069,519 55,601,692 62,614,917 Diluted earnings per share – R$ Common 2.77 2.55 2.36 Preferred 2.77 2.55 2.36 Potential anti-dilution effects of shares under our share-based payment, excluded from the calculation of diluted earnings per share, totaled 538,312 preferred shares at 12/31/2017. In the years 2019 and 2018 there was no such effect. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.74

Note 26 – Post-employment benefits ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans in accordance with their regulations. There are three types of retirement plan: • Defined Benefit Plans (BD): plans under which scheduled benefits are for predefined amounts, based on salaries and/or length of service of employees, and the cost is actuarially determined; • Defined Contribution Plans (CD): plans under which scheduled benefits are at all times adjusted to the balance of the investments made in the name of the participant, including in the benefit concession phase, taking into account net proceeds, amounts contributes and benefits paid; and • Variable Contribution Plans (CV): in this type of plan, scheduled benefits combine the characteristics of defined contribution and defined benefit plans, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date. Below is a list of benefit plans and their modalities: Entity Benefit plan Modality Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan UBB PREV defined benefit plan Defined Benefit Benefit Plan II Itaulam basic plan Main Retirement Plan Itaú Unibanco Itaú Unibanco Foundation – Itaú Defined Benefit Plan Suplementary Pension - FIU REDECARD Retirement Plan ITAUCARD Defined Benefit Retirement Plan Itaubanco Defined Contribution Plan Itaubank Retirement Plan Defined Contribution REDECARD Pension Plan Unibanco Pension Plan Itaulam Supplementary Plan Supplementary Retirement Plan Itaú Unibanco Variable Contribution Itaú Defined Contribution Plan REDECARD Supplementary Retirement Plan ITAUCARD Supplementary Retirement Plan Benefit Plan l Defined Benefit FUNBEP Multisponsored Pension Fund Benefit Plan ll Variable Contribution Defined Contribution plans include pension funds consisting of the portions of sponsor’s contributions not included in a participant’s account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants’ accounts, according to the respective benefit plan regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.75 Note 26 – Post-employment benefits ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans in accordance with their regulations. There are three types of retirement plan: • Defined Benefit Plans (BD): plans under which scheduled benefits are for predefined amounts, based on salaries and/or length of service of employees, and the cost is actuarially determined; • Defined Contribution Plans (CD): plans under which scheduled benefits are at all times adjusted to the balance of the investments made in the name of the participant, including in the benefit concession phase, taking into account net proceeds, amounts contributes and benefits paid; and • Variable Contribution Plans (CV): in this type of plan, scheduled benefits combine the characteristics of defined contribution and defined benefit plans, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date. Below is a list of benefit plans and their modalities: Entity Benefit plan Modality Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan UBB PREV defined benefit plan Defined Benefit Benefit Plan II Itaulam basic plan Main Retirement Plan Itaú Unibanco Itaú Unibanco Foundation – Itaú Defined Benefit Plan Suplementary Pension - FIU REDECARD Retirement Plan ITAUCARD Defined Benefit Retirement Plan Itaubanco Defined Contribution Plan Itaubank Retirement Plan Defined Contribution REDECARD Pension Plan Unibanco Pension Plan Itaulam Supplementary Plan Supplementary Retirement Plan Itaú Unibanco Variable Contribution Itaú Defined Contribution Plan REDECARD Supplementary Retirement Plan ITAUCARD Supplementary Retirement Plan Benefit Plan l Defined Benefit FUNBEP Multisponsored Pension Fund Benefit Plan ll Variable Contribution Defined Contribution plans include pension funds consisting of the portions of sponsor’s contributions not included in a participant’s account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants’ accounts, according to the respective benefit plan regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.75

a) Main Actuarial Assumptions Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations. The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation. 12/31/2019 12/31/2018 (1) Discount rate 7.64% p.a. 9.72% p.a. (2) Mortality table AT-2000 AT-2000 (3) (3) Turnover Itaú Experience 2008/2010 Itaú Experience 2008/2010 Future salary growth 4.00% to 7.12 % p.a. 4.00% to 7.12 % p.a. Growth of the pension fund benefits 4.00 % p.a. 4.00 % p.a. Inflation 4.00 % p.a. 4.00 % p.a. Actuarial method Projected Unit Credit Projected Unit Credit (1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. (2) Correspond to those disclosed by SOA – Society of Actuaries , that reflect a 10% increase in the probabilities of survival regarding the respective basic tables. (3) Updated to the new expectation of mass behavior. Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country. b) Risk Management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk. - Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans. - Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. - Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.76 a) Main Actuarial Assumptions Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations. The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation. 12/31/2019 12/31/2018 (1) Discount rate 7.64% p.a. 9.72% p.a. (2) Mortality table AT-2000 AT-2000 (3) (3) Turnover Itaú Experience 2008/2010 Itaú Experience 2008/2010 Future salary growth 4.00% to 7.12 % p.a. 4.00% to 7.12 % p.a. Growth of the pension fund benefits 4.00 % p.a. 4.00 % p.a. Inflation 4.00 % p.a. 4.00 % p.a. Actuarial method Projected Unit Credit Projected Unit Credit (1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. (2) Correspond to those disclosed by SOA – Society of Actuaries , that reflect a 10% increase in the probabilities of survival regarding the respective basic tables. (3) Updated to the new expectation of mass behavior. Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country. b) Risk Management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk. - Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans. - Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. - Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.76

c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market: Fair value % Allocation Types 12/31/2019 12/31/2018 12/31/2019 12/31/2018 Fixed income securities 20,672 18,065 90.93% 96.05% Quoted in an active market 20,366 17,775 89.59% 94.51% 1.34% 1.54% Non quoted in an active market 306 290 Variable income securities 1,392 24 6.12% 0.13% Quoted in an active market 1,384 18 6.09% 0.09% Non quoted in an active market 8 6 0.03% 0.04% Structured investments 65 59 0.29% 0.31% Quoted in an active market - 1 0.00% 0.01% 0.29% 0.30% Non quoted in an active market 65 58 Real estate 529 578 2.33% 3.07% Loans to participants 74 82 0.33% 0.44% Total 22,732 18,808 100.00% 100.00% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2018), and real estate rented to group companies, with a fair value of R$ 445 (R$ 487 at 12/31/2018). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. e) Net amount recognized in the balance sheet 12/31/2019 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 22,732 1,475 - 24,207 2 - Actuarial liabilities (19,713) - (967) (20,680) (*) (849) - 3 - Asset restriction (3,761) (4,610) 4 - Net amount recognized in the balance sheet (742) 626 (967) (1,083) Amount recognized in Assets (Note 18a) 91 626 - 717 Amount recognized in Liabilities (Note 18b) (833) - (967) (1,800) 12/31/2018 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 18,808 1,604 - 20,412 2 - Actuarial liabilities (15,493) - (282) (15,775) (*) (3,664) (939) - (4,603) 3 - Asset restriction 4 - Net amount recognized in the balance sheet (349) 665 (282) 34 Amount recognized in Assets (Note 18a) 66 665 - 731 (415) Amount recognized in Liabilities (Note 18b) - (282) (697) (*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.77c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market: Fair value % Allocation Types 12/31/2019 12/31/2018 12/31/2019 12/31/2018 Fixed income securities 20,672 18,065 90.93% 96.05% Quoted in an active market 20,366 17,775 89.59% 94.51% 1.34% 1.54% Non quoted in an active market 306 290 Variable income securities 1,392 24 6.12% 0.13% Quoted in an active market 1,384 18 6.09% 0.09% Non quoted in an active market 8 6 0.03% 0.04% Structured investments 65 59 0.29% 0.31% Quoted in an active market - 1 0.00% 0.01% 0.29% 0.30% Non quoted in an active market 65 58 Real estate 529 578 2.33% 3.07% Loans to participants 74 82 0.33% 0.44% Total 22,732 18,808 100.00% 100.00% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2018), and real estate rented to group companies, with a fair value of R$ 445 (R$ 487 at 12/31/2018). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. e) Net amount recognized in the balance sheet 12/31/2019 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 22,732 1,475 - 24,207 2 - Actuarial liabilities (19,713) - (967) (20,680) (*) (849) - 3 - Asset restriction (3,761) (4,610) 4 - Net amount recognized in the balance sheet (742) 626 (967) (1,083) Amount recognized in Assets (Note 18a) 91 626 - 717 Amount recognized in Liabilities (Note 18b) (833) - (967) (1,800) 12/31/2018 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 18,808 1,604 - 20,412 2 - Actuarial liabilities (15,493) - (282) (15,775) (*) (3,664) (939) - (4,603) 3 - Asset restriction 4 - Net amount recognized in the balance sheet (349) 665 (282) 34 Amount recognized in Assets (Note 18a) 66 665 - 731 (415) Amount recognized in Liabilities (Note 18b) - (282) (697) (*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.77

f) Change in the net amount recognized in the balance sheet 12/31/2019 Ohter post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount 18,808 (15,493) (3,664) (349) 1,604 (939) 665 Amounts at the beginning of the period (282) 34 1,769 (1,514) (355) (100) 151 (91) 60 Amounts recognized in income (loss) (1+2+3) (459) (499) 1 - Cost of current service - (75) - (75) - - - - (75) 2 - Cost of past service - - - - - - - (418) (418) (1) 1,769 (1,439) (355) (25) 151 (91) 60 (41) 3 - Net interest (6) 3,239 (3,884) 258 (387) (178) 181 3 Amounts recognized in stockholders´ equity (4+5+6) (261) (645) - - 384 384 - 176 176 4 - Effects on asset ceiling - 560 (2) (3) 3,245 (3,907) (126) (788) (178) 5 (173) (261) (1,222) 5 - Remeasurements 6 - Exchange variation (6) 23 - 17 - - - -17 (1,084) 1,178 - 94 (102) - (102) Other (7+8+9+10) 35 27 - - - - - - - 7 - Receipt by allocation of funds -- (1,178) 1,178 - - - - - 35 8 - Benefits paid 35 84 - - 84 (102) - (102) -(18) 9 - Contributions and investments from sponsor 10 - - 10 - - - -10 10 - Contributions from parcipants Amounts at end of the period 22,732 (19,713) (3,761) (742) 1,475 (849) 626 (967) (1,083) 12/31/2018 Ohter post- BD and CV plans CD plans Total employment benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount 17,588 (14,491) (3,217) (120) 1,634 (912) 722 Amounts at the beginning of the period (257) 345 1,700 (1,454) (321) (75) 157 (90) 67 (25) (33) Amounts recognized in income (loss) (1+2+3) - (69) - (69) - - - - (69) 1 - Cost of current service - - - - - - - - - 2 - Cost of past service (1) 1,700 (1,385) (321) (6) 157 (90) 67 (25) 36 3 - Net interest Amounts recognized in stockholders´ equity (4+5+6) 580 (688) (126) (234) (102) 63 (39) (19) (292) - - (126) (126) - 63 63 - (63) 4 - Effects on asset ceiling (2) (3) 566 (683) - (117) (102) - (102) (19) (238) 5 - Remeasurements 6 - Exchange variation 14 (5) - 9 - - - - 9 (1,060) 1,140 - 80 (85) - (85) 19 14 Other (7+8+9+10) - - - - - - - -- 7 - Receipt by allocation of funds (1,140) 1,140 - - - - - 8 - Benefits paid 19 19 69 - - 69 (85) - (85) 9 - Contributions and investments from sponsor -(16) 11 - - 11 - - - -11 10 - Contributions from parcipants Amounts at end of the period 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 (1) Corresponds to the amount calculated at 01/01/2019 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(at 01/01/2018therate used was 9.98% p.a.); (2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate; (3) The actual return on assets amounted to R$ 5,014 (R$ 2,226 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.78f) Change in the net amount recognized in the balance sheet 12/31/2019 Ohter post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount 18,808 (15,493) (3,664) (349) 1,604 (939) 665 Amounts at the beginning of the period (282) 34 1,769 (1,514) (355) (100) 151 (91) 60 Amounts recognized in income (loss) (1+2+3) (459) (499) 1 - Cost of current service - (75) - (75) - - - - (75) 2 - Cost of past service - - - - - - - (418) (418) (1) 1,769 (1,439) (355) (25) 151 (91) 60 (41) 3 - Net interest (6) 3,239 (3,884) 258 (387) (178) 181 3 Amounts recognized in stockholders´ equity (4+5+6) (261) (645) - - 384 384 - 176 176 4 - Effects on asset ceiling - 560 (2) (3) 3,245 (3,907) (126) (788) (178) 5 (173) (261) (1,222) 5 - Remeasurements 6 - Exchange variation (6) 23 - 17 - - - -17 (1,084) 1,178 - 94 (102) - (102) Other (7+8+9+10) 35 27 - - - - - - - 7 - Receipt by allocation of funds -- (1,178) 1,178 - - - - - 35 8 - Benefits paid 35 84 - - 84 (102) - (102) -(18) 9 - Contributions and investments from sponsor 10 - - 10 - - - -10 10 - Contributions from parcipants Amounts at end of the period 22,732 (19,713) (3,761) (742) 1,475 (849) 626 (967) (1,083) 12/31/2018 Ohter post- BD and CV plans CD plans Total employment benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount 17,588 (14,491) (3,217) (120) 1,634 (912) 722 Amounts at the beginning of the period (257) 345 1,700 (1,454) (321) (75) 157 (90) 67 (25) (33) Amounts recognized in income (loss) (1+2+3) - (69) - (69) - - - - (69) 1 - Cost of current service - - - - - - - - - 2 - Cost of past service (1) 1,700 (1,385) (321) (6) 157 (90) 67 (25) 36 3 - Net interest Amounts recognized in stockholders´ equity (4+5+6) 580 (688) (126) (234) (102) 63 (39) (19) (292) - - (126) (126) - 63 63 - (63) 4 - Effects on asset ceiling (2) (3) 566 (683) - (117) (102) - (102) (19) (238) 5 - Remeasurements 6 - Exchange variation 14 (5) - 9 - - - - 9 (1,060) 1,140 - 80 (85) - (85) 19 14 Other (7+8+9+10) - - - - - - - -- 7 - Receipt by allocation of funds (1,140) 1,140 - - - - - 8 - Benefits paid 19 19 69 - - 69 (85) - (85) 9 - Contributions and investments from sponsor -(16) 11 - - 11 - - - -11 10 - Contributions from parcipants Amounts at end of the period 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 (1) Corresponds to the amount calculated at 01/01/2019 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(at 01/01/2018therate used was 9.98% p.a.); (2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate; (3) The actual return on assets amounted to R$ 5,014 (R$ 2,226 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.78

g) Defined benefit contribution Estimated Contributions made contribution 01/01 to 01/01 to 2020 12/31/2019 12/31/2018 Retirement plan - FIU 52 45 58 Retiremente plan - FUNBEP 5 8 11 Total 57 53 69 h) Maturity profile of defined benefit liabilities (*) Duration 2020 2021 2022 2023 2024 2025 to 2029 Pension plan - FIU 11.89 837 866 894 922 952 5,190 Pension plan - FUNBEP 10.69 425 439 454 469 483 2,582 Other post-employment benefits 9.25 26 26 26 26 26 126 Total 1,288 1,331 1,374 1,417 1,461 7,898 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV retirement plans Other post-employment benefits Stockholders´ equity Stockholders´ equity Present value Present value (Other Comprehensive (Other Comprehensive Main assumptions Income Income of liability of liability (*) (*) Income) Income) Interest rate Increase by 0.5% (977) - 319 (36) - 36 Decrease by 0.5% 1,104 - (421) 41 - (41) Mortality rate Increase by 5% (258) - 88 (13) - 13 Decrease by 5% 357 - (94) 17 - (17) Medical inflation Increase by 1% - - - 87 - (87) Decrease by 1% (69) 69 - - - - (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.79g) Defined benefit contribution Estimated Contributions made contribution 01/01 to 01/01 to 2020 12/31/2019 12/31/2018 Retirement plan - FIU 52 45 58 Retiremente plan - FUNBEP 5 8 11 Total 57 53 69 h) Maturity profile of defined benefit liabilities (*) Duration 2020 2021 2022 2023 2024 2025 to 2029 Pension plan - FIU 11.89 837 866 894 922 952 5,190 Pension plan - FUNBEP 10.69 425 439 454 469 483 2,582 Other post-employment benefits 9.25 26 26 26 26 26 126 Total 1,288 1,331 1,374 1,417 1,461 7,898 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV retirement plans Other post-employment benefits Stockholders´ equity Stockholders´ equity Present value Present value (Other Comprehensive (Other Comprehensive Main assumptions Income Income of liability of liability (*) (*) Income) Income) Interest rate Increase by 0.5% (977) - 319 (36) - 36 Decrease by 0.5% 1,104 - (421) 41 - (41) Mortality rate Increase by 5% (258) - 88 (13) - 13 Decrease by 5% 357 - (94) 17 - (17) Medical inflation Increase by 1% - - - 87 - (87) Decrease by 1% (69) 69 - - - - (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.79

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: x PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. x VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. x FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: x Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; x Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts to reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; x Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; x Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.80 Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: x PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. x VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. x FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: x Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; x Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts to reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; x Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; x Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.80

x Mathematical provisions for benefits granted (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. x Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; x Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations; x Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; x Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. IV - Main information related to Insurance and Private Pension operations a) Indexes Sales ratio Loss ratio % % Main Insurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 12/31/2019 12/31/2018 12/31/2017 Group accident insurance 35.1 34.3 38.0 6.8 9.4 7.8 Individual accident insurance 18.8 14.1 12.5 24.1 20.8 23.5 Commercial multiple peril 21.2 21.1 21.2 29.8 29.3 36.4 Domestic Credit Insurance 0.6 0.7 0.9 56.8 134.5 139.6 Critical or terminal diseases 27.0 16.1 10.7 24.4 17.5 21.1 Extended Guarantee 61.8 62.0 62.1 5.5 13.9 16.0 Credit Life Insurance 23.7 20.4 18.7 18.0 18.3 16.9 Random Events 23.5 20.3 16.3 26.3 17.1 18.4 Multiple Peril 46.4 48.1 57.8 60.2 53.3 27.2 Mortagage Insurance in market policies – Credit Life 20.0 20.4 20.7 17.3 15.3 13.0 Group life 23.2 15.1 8.3 34.4 33.2 24.2 b) Revenues from insurance premiuns and private pension Premiums and contributions Main lines 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Group accident insurance 867 689 666 Individual accident 222 280 289 Commercial multiple peril 50 52 53 Internal Credit 68 78 64 Serious or terminal diseases 211 188 172 Disability Savings Pension 269 291 319 PGBL 2,282 2,193 2,084 Credit Life 946 879 621 Income from aleatory events 227 235 177 Multiple risks 290 209 151 Home Insurance in Market Policies – Credit Life 324 288 272 Traditional 115 122 129 VGBL 12,335 17,154 20,318 Group life 947 937 990 Other lines 471 502 571 Total 19,624 24,097 26,876 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.81 x Mathematical provisions for benefits granted (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. x Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; x Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations; x Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; x Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. IV - Main information related to Insurance and Private Pension operations a) Indexes Sales ratio Loss ratio % % Main Insurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 12/31/2019 12/31/2018 12/31/2017 Group accident insurance 35.1 34.3 38.0 6.8 9.4 7.8 Individual accident insurance 18.8 14.1 12.5 24.1 20.8 23.5 Commercial multiple peril 21.2 21.1 21.2 29.8 29.3 36.4 Domestic Credit Insurance 0.6 0.7 0.9 56.8 134.5 139.6 Critical or terminal diseases 27.0 16.1 10.7 24.4 17.5 21.1 Extended Guarantee 61.8 62.0 62.1 5.5 13.9 16.0 Credit Life Insurance 23.7 20.4 18.7 18.0 18.3 16.9 Random Events 23.5 20.3 16.3 26.3 17.1 18.4 Multiple Peril 46.4 48.1 57.8 60.2 53.3 27.2 Mortagage Insurance in market policies – Credit Life 20.0 20.4 20.7 17.3 15.3 13.0 Group life 23.2 15.1 8.3 34.4 33.2 24.2 b) Revenues from insurance premiuns and private pension Premiums and contributions Main lines 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Group accident insurance 867 689 666 Individual accident 222 280 289 Commercial multiple peril 50 52 53 Internal Credit 68 78 64 Serious or terminal diseases 211 188 172 Disability Savings Pension 269 291 319 PGBL 2,282 2,193 2,084 Credit Life 946 879 621 Income from aleatory events 227 235 177 Multiple risks 290 209 151 Home Insurance in Market Policies – Credit Life 324 288 272 Traditional 115 122 129 VGBL 12,335 17,154 20,318 Group life 947 937 990 Other lines 471 502 571 Total 19,624 24,097 26,876 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.81

c) Technical provisions balances 12/31/2019 12/31/2018 Insurance Private Pension Total Insurance Private Pension Total Unearned premiums (PPNG) 2,343 13 2,356 2,111 13 2,124 Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC) 205 212,272 212,477 195 195,348 195,543 Redemptions and Other Unsettled Amounts (PVR) 13 318 331 12 298 310 Financial surplus (PEF) 2 611 613 2 605 607 Unsettled claims (PSL) 570 48 618 642 43 591 Claims / events incurred but not reported (IBNR) 277 22 299 254 25 373 Related Expenses (PDR) 28 89 117 31 98 129 Other 250 1,273 1,523 562 948 1,510 Total 3,688 214,646 218,334 3,809 197,378 201,187 d) Change in technical provisions 12/31/2019 12/31/2018 Private Private Insurance Total Insurance Total pension pension Opening balance 3,809 197,378 201,187 3,464 177,768 181,232 (+) Additions arising from premiums / contributions 4,634 15,008 19,642 4,340 19,764 24,104 (-) Risk adjustments (4,216) (273) (4,489) (3,937) (297) (4,234) (-) Payment of claims / benefits (1,349) (566) (1,915) (1,184) (580) (1,764) (+) Reported claims 1,465 - 1,465 1,325 - 1,325 (-) Redemptions - (15,623) (15,623) (1) (13,771) (13,772) (+/-) Net Portability - 1,754 1,754 - 3,758 3,758 (+) Adjustment of reserves and financial surplus 10 16,507 16,517 9 11,622 11,631 (+/-) Other (increase / reversal) (665) 461 (204) (207) (886) (1,093) Closing balance 3,688 214,646 218,334 3,809 197,378 201,187 Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive’s approval. The effects on assumptions are recognized in income for the period in which they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.82c) Technical provisions balances 12/31/2019 12/31/2018 Insurance Private Pension Total Insurance Private Pension Total Unearned premiums (PPNG) 2,343 13 2,356 2,111 13 2,124 Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC) 205 212,272 212,477 195 195,348 195,543 Redemptions and Other Unsettled Amounts (PVR) 13 318 331 12 298 310 Financial surplus (PEF) 2 611 613 2 605 607 Unsettled claims (PSL) 570 48 618 642 43 591 Claims / events incurred but not reported (IBNR) 277 22 299 254 25 373 Related Expenses (PDR) 28 89 117 31 98 129 Other 250 1,273 1,523 562 948 1,510 Total 3,688 214,646 218,334 3,809 197,378 201,187 d) Change in technical provisions 12/31/2019 12/31/2018 Private Private Insurance Total Insurance Total pension pension Opening balance 3,809 197,378 201,187 3,464 177,768 181,232 (+) Additions arising from premiums / contributions 4,634 15,008 19,642 4,340 19,764 24,104 (-) Risk adjustments (4,216) (273) (4,489) (3,937) (297) (4,234) (-) Payment of claims / benefits (1,349) (566) (1,915) (1,184) (580) (1,764) (+) Reported claims 1,465 - 1,465 1,325 - 1,325 (-) Redemptions - (15,623) (15,623) (1) (13,771) (13,772) (+/-) Net Portability - 1,754 1,754 - 3,758 3,758 (+) Adjustment of reserves and financial surplus 10 16,507 16,517 9 11,622 11,631 (+/-) Other (increase / reversal) (665) 461 (204) (207) (886) (1,093) Closing balance 3,688 214,646 218,334 3,809 197,378 201,187 Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive’s approval. The effects on assumptions are recognized in income for the period in which they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.82

V - Deferred acquisition costs They are recorded in assets and charges are shown in the table below: 12/31/2019 12/31/2018 Opening Balance 409 253 Increase 1,156 1,001 Amortization (1,070) (845) Closing Balance 495 409 Balance to be amortized in up to 12 months 389 334 Balance to be amortized after 12 months 106 75 VI - Table of Claims Development The amounts shown in the tables express the position at 12/31/2019, since the actuarial calculations are made on a half-yearly basis: Provision for unsettled claims (PSL) 618 (-) IBNER 258 (-) Reinsurance 37 (-) Retrocession and other estimates (17) Liability claims presented in the claims development table (a + b) 340 a) Administratives claims Occurrence date 12/31/2015 12/31/2016 12/31/2017 12/31/2018 12/31/2019 Total At the end of reporting period 1,009 938 934 993 1,149 After 1 year 1,054 981 977 1,012 After 2 years 1,082 1,001 975 After 3 years 1,091 1,078 After 4 years 1,084 Current estimate 1,084 1,078 975 1,012 1,149 Accumulated payments through base date 1,075 1,061 961 994 1,028 5,119 Liabilities recognized in the balance sheet 10 17 14 18 121 180 Liabilities in relation to prior periods 17 197 Total administratives claims b) Judicial claims Occurrence date 12/31/2015 12/31/2016 12/31/2017 12/31/2018 12/31/2019 Total At the end of reporting period 30 26 28 16 20 After 1 year 41 35 40 33 After 2 years 52 43 51 After 3 years 64 55 After 4 years 71 Current estimate 71 55 51 33 20 Accumulated payments through base date 61 44 44 27 14 190 Liabilities recognized in the balance sheet 10 11 8 7 6 42 Liabilities in relation to prior periods 101 143 Total judicial claims The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.83V - Deferred acquisition costs They are recorded in assets and charges are shown in the table below: 12/31/2019 12/31/2018 Opening Balance 409 253 Increase 1,156 1,001 Amortization (1,070) (845) Closing Balance 495 409 Balance to be amortized in up to 12 months 389 334 Balance to be amortized after 12 months 106 75 VI - Table of Claims Development The amounts shown in the tables express the position at 12/31/2019, since the actuarial calculations are made on a half-yearly basis: Provision for unsettled claims (PSL) 618 (-) IBNER 258 (-) Reinsurance 37 (-) Retrocession and other estimates (17) Liability claims presented in the claims development table (a + b) 340 a) Administratives claims Occurrence date 12/31/2015 12/31/2016 12/31/2017 12/31/2018 12/31/2019 Total At the end of reporting period 1,009 938 934 993 1,149 After 1 year 1,054 981 977 1,012 After 2 years 1,082 1,001 975 After 3 years 1,091 1,078 After 4 years 1,084 Current estimate 1,084 1,078 975 1,012 1,149 Accumulated payments through base date 1,075 1,061 961 994 1,028 5,119 Liabilities recognized in the balance sheet 10 17 14 18 121 180 Liabilities in relation to prior periods 17 197 Total administratives claims b) Judicial claims Occurrence date 12/31/2015 12/31/2016 12/31/2017 12/31/2018 12/31/2019 Total At the end of reporting period 30 26 28 16 20 After 1 year 41 35 40 33 After 2 years 52 43 51 After 3 years 64 55 After 4 years 71 Current estimate 71 55 51 33 20 Accumulated payments through base date 61 44 44 27 14 190 Liabilities recognized in the balance sheet 10 11 8 7 6 42 Liabilities in relation to prior periods 101 143 Total judicial claims The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.83

VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the reporting periods 2019, 2018 and 2017. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.84 VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the reporting periods 2019, 2018 and 2017. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.84

Note 28 – Fair value of financial instruments In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument. The following table summarizes the carrying values and estimated fair values for financial instruments: 12/31/2019 12/31/2018 Estimated Estimated fair Carrying value Carrying value fair value value Cash and cash equivalents (a) 30,367 30,367 37,159 37,159 Financial assets 1,501,481 1,513,562 1,424,876 1,433,116 Central Bank compulsory deposits (a) 91,248 91,248 94,148 94,148 At Amortized Cost 1,010,644 1,022,725 994,759 1,002,999 Interbank deposits (b) 34,583 34,622 26,420 26,510 Securities purchased under agreements to resell (a) 198,428 198,428 280,136 280,136 Securities (c) 133,119 135,891 110,395 112,171 Loan and Financial Lease (d) 585,791 595,061 536,091 542,465 Other financial assets (e) 94,752 94,752 75,090 75,090 (-) Provision for Expected Loss (36,029) (36,029) (33,373) (33,373) At Fair Value Through Other Comprehensive Income 76,660 76,660 49,323 49,323 Securities (c) 76,660 76,660 49,323 49,323 At Fair Value Through Profit or Loss 322,929 322,929 286,646 286,646 Securities (c) 281,075 281,075 263,180 263,180 Derivatives (c) 41,854 41,854 23,466 23,466 Financial liabilities 1,211,999 1,214,196 1,151,237 1,150,700 At Amortized Cost 1,159,830 1,162,027 1,119,734 1,119,197 Deposits (b) 507,060 507,110 463,424 463,363 Securities sold under repurchase agreements (a) 256,583 256,583 330,237 330,237 Interbank market funds (b) 174,862 174,949 134,670 134,533 Institutional market funds (b) 104,244 106,304 93,974 93,635 Other financial liabilities (e) 117,081 117,081 97,429 97,429 At Fair Value Through Profit or Loss 48,029 48,029 27,711 27,711 Derivatives (c) 47,828 47,828 27,519 27,519 Structured notes 201 201 192 192 Provision for Expected Loss 4,140 4,140 3,792 3,792 Loan Commitments 3,303 3,303 2,601 2,601 Financial Guarantees 837 837 1,191 1,191 Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 81,733 (R$ 76,852 at 12/31/2018) with an estimated fair value of R$ 968 (R$ 1,168 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.85Note 28 – Fair value of financial instruments In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument. The following table summarizes the carrying values and estimated fair values for financial instruments: 12/31/2019 12/31/2018 Estimated Estimated fair Carrying value Carrying value fair value value Cash and cash equivalents (a) 30,367 30,367 37,159 37,159 Financial assets 1,501,481 1,513,562 1,424,876 1,433,116 Central Bank compulsory deposits (a) 91,248 91,248 94,148 94,148 At Amortized Cost 1,010,644 1,022,725 994,759 1,002,999 Interbank deposits (b) 34,583 34,622 26,420 26,510 Securities purchased under agreements to resell (a) 198,428 198,428 280,136 280,136 Securities (c) 133,119 135,891 110,395 112,171 Loan and Financial Lease (d) 585,791 595,061 536,091 542,465 Other financial assets (e) 94,752 94,752 75,090 75,090 (-) Provision for Expected Loss (36,029) (36,029) (33,373) (33,373) At Fair Value Through Other Comprehensive Income 76,660 76,660 49,323 49,323 Securities (c) 76,660 76,660 49,323 49,323 At Fair Value Through Profit or Loss 322,929 322,929 286,646 286,646 Securities (c) 281,075 281,075 263,180 263,180 Derivatives (c) 41,854 41,854 23,466 23,466 Financial liabilities 1,211,999 1,214,196 1,151,237 1,150,700 At Amortized Cost 1,159,830 1,162,027 1,119,734 1,119,197 Deposits (b) 507,060 507,110 463,424 463,363 Securities sold under repurchase agreements (a) 256,583 256,583 330,237 330,237 Interbank market funds (b) 174,862 174,949 134,670 134,533 Institutional market funds (b) 104,244 106,304 93,974 93,635 Other financial liabilities (e) 117,081 117,081 97,429 97,429 At Fair Value Through Profit or Loss 48,029 48,029 27,711 27,711 Derivatives (c) 47,828 47,828 27,519 27,519 Structured notes 201 201 192 192 Provision for Expected Loss 4,140 4,140 3,792 3,792 Loan Commitments 3,303 3,303 2,601 2,601 Financial Guarantees 837 837 1,191 1,191 Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 81,733 (R$ 76,852 at 12/31/2018) with an estimated fair value of R$ 968 (R$ 1,168 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.85

The methods and assumptions used to estimate the fair value are defined below: a) Cash and cash equivalents, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: x Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). x Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. x Options: determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. x Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, court deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.86 The methods and assumptions used to estimate the fair value are defined below: a) Cash and cash equivalents, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: x Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). x Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. x Options: determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. x Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, court deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.86

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.87 Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.87

Distribution by level The following table presents the breakdown of fair value hierarchy levels. 12/31/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 234,583 43,738 1,719 280,040 224,872 34,206 2,833 261,911 Financial assets at fair value through profit or loss Investment funds 318 7,949 - 8,267 2,003 2,323 - 4,326 Brazilian government securities 216,167 3,444 - 219,611 213,816 3,242 - 217,058 1,520 - - 1,520 1,517 562 - 2,079 Government securities – other countries Argentina 318 - - 318 1,129 - - 1,129 Chile 488 - - 488 147 155 - 302 Colombia 409 - - 409 - 207 - 207 United States 141 - - 141 117 - - 117 Italy - - - - - 115 - 115 Mexico 57 - - 57 120 - - 120 Paraguay - 2 - - 2 -1 1 Peru - 8 - - 8 - - - Uruguay - 97 - 97 - 8 -4 84 Other ---- 4 - - 4 16,578 32,345 1,719 50,642 7,536 28,079 2,833 38,448 Corporate debt securities Negotiable Shares 9,847 4,790 - 14,637 6,175 2,003 1,268 9,446 Bank deposit certificates - 792 - 792 1 968 - 969 Real estate receivables certificates - - 1,444 1,444 - - 1,411 1,411 Debentures 4,667 7,763 225 12,655 168 4,707 85 4,960 Eurobonds and others 2,064 102 7 2,173 1,192 173 31 1,396 Financial credit bills - 18,501 13 18,514 - 19,719 5 19,724 Promissory notes - 313 - 313 - 435 - 435 Other - 84 30 114 - 74 33 107 72,455 4,171 34 76,660 30,680 18,643 - 49,323 Financial assets at fair value through other comprehensive income Brazilian government securities 49,879 853 - 50,732 27,038 801 - 27,839 20,571 - - 20,571 2,448 16,324 - 18,772 Government securities – other countries Germany 23 - - 23 2 -2 - 22 Chile 11,208 - - 11,208 - 7,653 - 7,653 Colombia 3,878 - - 3,878 - 5,505 - 5,505 United States 2,756 - - 2,756 2,425 193 - 2,618 France - - - - - 891 - 891 Italy 329 - - 329 - - - - Paraguay 1,780 - - 1,780 - 1,529 - 1,529 Uruguay 597 - - 597 - 553 - 553 Other ---- 1 - - 1 2,005 3,318 34 5,357 1,194 1,518 - 2,712 Corporate debt securities Negotiable Shares 149 - - 149 161 - - 161 Bank deposit certificates - 2,371 - 2,371 - 1,053 - 1,053 Real estate receivables certificates - - 26 26 - - Debentures 334 - - 334 - 2 - 2 Eurobonds and others 1,522 947 8 2,477 1,033 463 - 1,496 1,035 - - 1,035 1,269 - - 1,269 Financial assets designated at fair value through profit or loss Brazilian external debt bonds 1,035 - - 1,035 1,269 - - 1,269 - 201 - 201 - 192 - 192 Financial liabilities designated at fair value through profit or loss Structured notes - 201 - 201 - 192 - 192 The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities. 12/31/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 14 41,737 103 41,854 15 23,309 142 23,466 Assets Swap Contract– adjustment receivable - 26,426 32 26,458 - 13,003 90 13,093 Options Contract - 8,385 71 8,456 - 4,163 52 4,215 Forwards Contract - 2,162 - 2,162 - 1,835 - 1,835 Credit derivatives - financial Institutions - 167 - 167 - 120 - 120 NDF - Non Deliverable Forward - 4,446 - 4,446 - 3,711 - 3,711 Other derivative financial instruments 14 151 - 165 15 477 - 492 (7) (47,736) (85) (47,828) (22) (27,471) ( (26) 27,519) Liabilities Swap Contract – adjustment payable - (32,881) ( (46) 32,927) - (19,513) ( (3) 19,516) Options Contract - (9,022) ( (39) 9,061) - (3,906) ( (23) 3,929) Forwards Contract - (754) ( - 754) - (470) - (470) Credit derivatives - financial Institutions -(40) - (40) - (140) - (140) NDF - Non Deliverable Forward ( - 4,971) - (4,971) - (3,384) - (3,384) Other derivative financial instruments (7) (68) - (75) (22) (58) - (80) There were no significant transfer between Level 1 and Level 2 during the period of December 31, 2019. Transfers to and from Level 3 are presented in movements of Level 3. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.88Distribution by level The following table presents the breakdown of fair value hierarchy levels. 12/31/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 234,583 43,738 1,719 280,040 224,872 34,206 2,833 261,911 Financial assets at fair value through profit or loss Investment funds 318 7,949 - 8,267 2,003 2,323 - 4,326 Brazilian government securities 216,167 3,444 - 219,611 213,816 3,242 - 217,058 1,520 - - 1,520 1,517 562 - 2,079 Government securities – other countries Argentina 318 - - 318 1,129 - - 1,129 Chile 488 - - 488 147 155 - 302 Colombia 409 - - 409 - 207 - 207 United States 141 - - 141 117 - - 117 Italy - - - - - 115 - 115 Mexico 57 - - 57 120 - - 120 Paraguay - 2 - - 2 -1 1 Peru - 8 - - 8 - - - Uruguay - 97 - 97 - 8 -4 84 Other ---- 4 - - 4 16,578 32,345 1,719 50,642 7,536 28,079 2,833 38,448 Corporate debt securities Negotiable Shares 9,847 4,790 - 14,637 6,175 2,003 1,268 9,446 Bank deposit certificates - 792 - 792 1 968 - 969 Real estate receivables certificates - - 1,444 1,444 - - 1,411 1,411 Debentures 4,667 7,763 225 12,655 168 4,707 85 4,960 Eurobonds and others 2,064 102 7 2,173 1,192 173 31 1,396 Financial credit bills - 18,501 13 18,514 - 19,719 5 19,724 Promissory notes - 313 - 313 - 435 - 435 Other - 84 30 114 - 74 33 107 72,455 4,171 34 76,660 30,680 18,643 - 49,323 Financial assets at fair value through other comprehensive income Brazilian government securities 49,879 853 - 50,732 27,038 801 - 27,839 20,571 - - 20,571 2,448 16,324 - 18,772 Government securities – other countries Germany 23 - - 23 2 -2 - 22 Chile 11,208 - - 11,208 - 7,653 - 7,653 Colombia 3,878 - - 3,878 - 5,505 - 5,505 United States 2,756 - - 2,756 2,425 193 - 2,618 France - - - - - 891 - 891 Italy 329 - - 329 - - - - Paraguay 1,780 - - 1,780 - 1,529 - 1,529 Uruguay 597 - - 597 - 553 - 553 Other ---- 1 - - 1 2,005 3,318 34 5,357 1,194 1,518 - 2,712 Corporate debt securities Negotiable Shares 149 - - 149 161 - - 161 Bank deposit certificates - 2,371 - 2,371 - 1,053 - 1,053 Real estate receivables certificates - - 26 26 - - Debentures 334 - - 334 - 2 - 2 Eurobonds and others 1,522 947 8 2,477 1,033 463 - 1,496 1,035 - - 1,035 1,269 - - 1,269 Financial assets designated at fair value through profit or loss Brazilian external debt bonds 1,035 - - 1,035 1,269 - - 1,269 - 201 - 201 - 192 - 192 Financial liabilities designated at fair value through profit or loss Structured notes - 201 - 201 - 192 - 192 The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities. 12/31/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 14 41,737 103 41,854 15 23,309 142 23,466 Assets Swap Contract– adjustment receivable - 26,426 32 26,458 - 13,003 90 13,093 Options Contract - 8,385 71 8,456 - 4,163 52 4,215 Forwards Contract - 2,162 - 2,162 - 1,835 - 1,835 Credit derivatives - financial Institutions - 167 - 167 - 120 - 120 NDF - Non Deliverable Forward - 4,446 - 4,446 - 3,711 - 3,711 Other derivative financial instruments 14 151 - 165 15 477 - 492 (7) (47,736) (85) (47,828) (22) (27,471) ( (26) 27,519) Liabilities Swap Contract – adjustment payable - (32,881) ( (46) 32,927) - (19,513) ( (3) 19,516) Options Contract - (9,022) ( (39) 9,061) - (3,906) ( (23) 3,929) Forwards Contract - (754) ( - 754) - (470) - (470) Credit derivatives - financial Institutions -(40) - (40) - (140) - (140) NDF - Non Deliverable Forward ( - 4,971) - (4,971) - (3,384) - (3,384) Other derivative financial instruments (7) (68) - (75) (22) (58) - (80) There were no significant transfer between Level 1 and Level 2 during the period of December 31, 2019. Transfers to and from Level 3 are presented in movements of Level 3. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.88

Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analyses of information received are conducted, so as to understand the nature of inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 48,110 in financial instruments classified as Level 2, on December 31, 2019, a pricing service or brokers were used to price securities to the value of R$ 8,812, substantially represented by: x Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. x Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.89 Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analyses of information received are conducted, so as to understand the nature of inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 48,110 in financial instruments classified as Level 2, on December 31, 2019, a pricing service or brokers were used to price securities to the value of R$ 8,812, substantially represented by: x Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. x Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.89

Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 12/31/2019 income comprehensive income Financial assets at fair value through profit 2,833 (1,300) - 1,755 (907) (662) 1,719 (307) or loss Corporate securities 2,833 (1,300) - 1,755 (907) (662) 1,719 (307) Negotiable shares 1,268 (285) -(983) - - -- Real estate receivables certificates 1,411 (487) - 573 (53) - 1,444 29 Debentures 85 (504) - 604 (222) 262 225 (336) Eurobonds and others 31 (4) - ( 3 51) 28 7 - Financial credit bills 5 6- 8 (6) - 13 - Other 33 (26) - 567 (575) 31 30 - Financial assets at fair value through other - 43 (47) 76 (68) 30 34 (2) comprehensive income Corporate securities - 43 (47) 76 (68) 30 34 (2) Real estate receivables certificates -- - 26- - 26 - Debentures -(2) 650(54)- - 1 Eurobonds and other - 45 (53) - (14) 30 8 (3) Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 12/31/2019 income comprehensive income 142 (78) - 274 (156) (79) 103 (1) Derivatives - assets Swap Contract– adjustment receivable 90 21 - 2 (2) (79) 32 31 Options Contract 52 (99) - 272 (154) - 71 (32) Derivatives - liabilities (26) (17) - (196) 172 (18) (85) (2) Swap Contract – adjustment payable (3) (51) - (10) 36 (18) (46) (17) Options Contract (23) 34 - (186) 136 - (39) 15 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income Financial assets at fair value through profit 3,947 (377) - 90 (353) (474) 2,833 (618) or loss Brazilian government securities 1(1) - - - - - - Corporate securities 3,946 (376) - 90 (353) (474) 2,833 (618) Negotiable shares 2,019 34 - - (203) (582) 1,268 (442) Real estate receivables certificates 1,795 (359) - 57 (89) 7 1,411 19 Debentures 122 (41) - - (53) 57 85 (196) Eurobonds and others - 2 - 20 (2) 11 31 - Financial credit bills -- - - - 5 5 - Other 10 (12) - 13 (6) 28 33 1 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income 436 (3) - 205 (254) (242) 142 61 Derivatives - Assets Swap Contract– adjustment receivable 369 (5) - - (30) (244) 90 61 Options Contract 66 2 - 205 (223) 2 52 - Other derivative financial instruments 1- - - (1) - - (103) 40 - (148) 141 44 (26) 6 Derivatives - Liabilities Swap Contract – adjustment payable (102) (37) - - 92 44 (3) (3) Options Contract (1) 77 - (148) 49 - (23) 9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.90Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 12/31/2019 income comprehensive income Financial assets at fair value through profit 2,833 (1,300) - 1,755 (907) (662) 1,719 (307) or loss Corporate securities 2,833 (1,300) - 1,755 (907) (662) 1,719 (307) Negotiable shares 1,268 (285) -(983) - - -- Real estate receivables certificates 1,411 (487) - 573 (53) - 1,444 29 Debentures 85 (504) - 604 (222) 262 225 (336) Eurobonds and others 31 (4) - ( 3 51) 28 7 - Financial credit bills 5 6- 8 (6) - 13 - Other 33 (26) - 567 (575) 31 30 - Financial assets at fair value through other - 43 (47) 76 (68) 30 34 (2) comprehensive income Corporate securities - 43 (47) 76 (68) 30 34 (2) Real estate receivables certificates -- - 26- - 26 - Debentures -(2) 650(54)- - 1 Eurobonds and other - 45 (53) - (14) 30 8 (3) Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 12/31/2019 income comprehensive income 142 (78) - 274 (156) (79) 103 (1) Derivatives - assets Swap Contract– adjustment receivable 90 21 - 2 (2) (79) 32 31 Options Contract 52 (99) - 272 (154) - 71 (32) Derivatives - liabilities (26) (17) - (196) 172 (18) (85) (2) Swap Contract – adjustment payable (3) (51) - (10) 36 (18) (46) (17) Options Contract (23) 34 - (186) 136 - (39) 15 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income Financial assets at fair value through profit 3,947 (377) - 90 (353) (474) 2,833 (618) or loss Brazilian government securities 1(1) - - - - - - Corporate securities 3,946 (376) - 90 (353) (474) 2,833 (618) Negotiable shares 2,019 34 - - (203) (582) 1,268 (442) Real estate receivables certificates 1,795 (359) - 57 (89) 7 1,411 19 Debentures 122 (41) - - (53) 57 85 (196) Eurobonds and others - 2 - 20 (2) 11 31 - Financial credit bills -- - - - 5 5 - Other 10 (12) - 13 (6) 28 33 1 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income 436 (3) - 205 (254) (242) 142 61 Derivatives - Assets Swap Contract– adjustment receivable 369 (5) - - (30) (244) 90 61 Options Contract 66 2 - 205 (223) 2 52 - Other derivative financial instruments 1- - - (1) - - (103) 40 - (148) 141 44 (26) 6 Derivatives - Liabilities Swap Contract – adjustment payable (102) (37) - - 92 44 (3) (3) Options Contract (1) 77 - (148) 49 - (23) 9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.90

Sensitivity analyses of Level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for non-linear assets: Sensitivity – Level 3 Operations 12/31/2019 12/31/2018 Impact Impact Market risk factor groups Scenarios Stockholders' Stockholders' Income Income equity equity I (0.9) (0.0) (0.4) (1.2) Interest rates II (23.3) (0.3) (9.3) (29.3) III (46.1) (0.6) (18.6) (57.8) I -- (63.4) - Shares -- (126.8) - II I (22.6) - (48.2) - Nonlinear II (43.2) - (89.3) - The following scenarios are used to measure sensitivity: Interest rate Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Shares Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario. Non linear Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.91 Sensitivity analyses of Level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for non-linear assets: Sensitivity – Level 3 Operations 12/31/2019 12/31/2018 Impact Impact Market risk factor groups Scenarios Stockholders' Stockholders' Income Income equity equity I (0.9) (0.0) (0.4) (1.2) Interest rates II (23.3) (0.3) (9.3) (29.3) III (46.1) (0.6) (18.6) (57.8) I -- (63.4) - Shares -- (126.8) - II I (22.6) - (48.2) - Nonlinear II (43.2) - (89.3) - The following scenarios are used to measure sensitivity: Interest rate Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Shares Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario. Non linear Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.91

I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. The agreement was approved on March 1, 2018, at a Plenary Session on the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.92 I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. The agreement was approved on March 1, 2018, at a Plenary Session on the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.92

Below are the changes in civil, labor and other risks provisions: 01/01 to 12/31/2019 Other Civil Labor Total risks Opening balance 4,426 6,821 573 11,820 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (226) (957) - (1,183) Subtotal 4,200 5,864 573 10,637 Adjustment / Interest (Note 23) 122 1,024 - 1,146 Changes in the period reflected in income (Note 23) 726 3,160 403 4,289 (*) 1,177 3,325 435 4,937 Increase Reversal (451) (165) (32) (648) Payment (1,631) (2,449) - (4,080) Subtotal 3,417 7,599 976 11,992 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 216 980 - 1,196 Closing balance 3,633 8,579 976 13,188 Current 1,662 2,451 976 5,089 Non-current 1,971 6,128 - 8,099 (*) Includes the effects of the Voluntary Severance Program. 01/01 to 12/31/2018 Other Civil Labor Total risks Opening balance 5,300 7,283 150 12,733 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (243) (998) - (1,241) Subtotal 5,057 6,285 150 11,492 Adjustment / Interest (Note 23) 145 508 - 653 Changes in the period reflected in income (Note 23) 319 1,982 423 2,724 Increase 774 2,152 425 3,351 Reversal (455) (170) (2) (627) Payment (1,321) (2,911) - (4,232) Subtotal 4,200 5,864 573 10,637 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 226 957 - 1,183 Closing balance 4,426 6,821 573 11,820 Current 1,350 2,911 573 4,834 Non-current 3,076 3,910 - 6,986 IV- Tax proceedings and legal obligations Provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The table below shows the changes in the provisions: 01/01 to 01/01 to 12/31/2019 12/31/2018 Opening balance 6,793 7,003 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (68) (66) Subtotal 6,725 6,937 (*) Adjustment / Interest 779 384 Changes in the period reflected in income 843 (259) (*) Increase 1,135 392 (*) Reversal (292) (651) Payment (151) (337) Subtotal 8,196 6,725 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 70 68 Closing balance 8,266 6,793 Current 83 107 Non-current 8,183 6,686 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.93 Below are the changes in civil, labor and other risks provisions: 01/01 to 12/31/2019 Other Civil Labor Total risks Opening balance 4,426 6,821 573 11,820 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (226) (957) - (1,183) Subtotal 4,200 5,864 573 10,637 Adjustment / Interest (Note 23) 122 1,024 - 1,146 Changes in the period reflected in income (Note 23) 726 3,160 403 4,289 (*) 1,177 3,325 435 4,937 Increase Reversal (451) (165) (32) (648) Payment (1,631) (2,449) - (4,080) Subtotal 3,417 7,599 976 11,992 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 216 980 - 1,196 Closing balance 3,633 8,579 976 13,188 Current 1,662 2,451 976 5,089 Non-current 1,971 6,128 - 8,099 (*) Includes the effects of the Voluntary Severance Program. 01/01 to 12/31/2018 Other Civil Labor Total risks Opening balance 5,300 7,283 150 12,733 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (243) (998) - (1,241) Subtotal 5,057 6,285 150 11,492 Adjustment / Interest (Note 23) 145 508 - 653 Changes in the period reflected in income (Note 23) 319 1,982 423 2,724 Increase 774 2,152 425 3,351 Reversal (455) (170) (2) (627) Payment (1,321) (2,911) - (4,232) Subtotal 4,200 5,864 573 10,637 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 226 957 - 1,183 Closing balance 4,426 6,821 573 11,820 Current 1,350 2,911 573 4,834 Non-current 3,076 3,910 - 6,986 IV- Tax proceedings and legal obligations Provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The table below shows the changes in the provisions: 01/01 to 01/01 to 12/31/2019 12/31/2018 Opening balance 6,793 7,003 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (68) (66) Subtotal 6,725 6,937 (*) Adjustment / Interest 779 384 Changes in the period reflected in income 843 (259) (*) Increase 1,135 392 (*) Reversal (292) (651) Payment (151) (337) Subtotal 8,196 6,725 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 70 68 Closing balance 8,266 6,793 Current 83 107 Non-current 8,183 6,686 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.93

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: x INSS – Non-compensatory Amounts – R$ 1,913: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the court deposit is R$ 671; x CSLL – Isonomy – R$ 1,389: discussing the lack of constitutional support for the increase, established by Law 11,727/08, in the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the court deposit is R$ 1,379; x PIS and COFINS – Calculation basis – R$ 640: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 611. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,264 (R$ 3,879 at December 31, 2018), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 251 (R$ 177 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 28,959, and the main cases are described below: x INSS – Non-compensatory Amounts – R$ 5,009: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; x IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,115: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; x IRPJ and CSLL – Goodwill – Deduction – R$ 3,307: the deductibility of goodwill for future expected profitability on the acquisition of investments; x ISS – Banking Institutions – R$ 3,239: the levy and/or payment place of ISS for certain banking revenues are discussed; x PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,199: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; x IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,762: cases in which the liquidity and the certainty of credits offset are discussed; x IRPJ and CSLL – Disallowance of Losses – R$ 1,164: discussion on the calculation of income tax (IRPJ) and/or social contribution (CSLL) credits used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; x IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 685 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.94 The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: x INSS – Non-compensatory Amounts – R$ 1,913: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the court deposit is R$ 671; x CSLL – Isonomy – R$ 1,389: discussing the lack of constitutional support for the increase, established by Law 11,727/08, in the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the court deposit is R$ 1,379; x PIS and COFINS – Calculation basis – R$ 640: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 611. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,264 (R$ 3,879 at December 31, 2018), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 251 (R$ 177 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 28,959, and the main cases are described below: x INSS – Non-compensatory Amounts – R$ 5,009: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; x IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,115: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; x IRPJ and CSLL – Goodwill – Deduction – R$ 3,307: the deductibility of goodwill for future expected profitability on the acquisition of investments; x ISS – Banking Institutions – R$ 3,239: the levy and/or payment place of ISS for certain banking revenues are discussed; x PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,199: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; x IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,762: cases in which the liquidity and the certainty of credits offset are discussed; x IRPJ and CSLL – Disallowance of Losses – R$ 1,164: discussion on the calculation of income tax (IRPJ) and/or social contribution (CSLL) credits used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; x IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 685 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.94

d) Accounts Receivables – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 978 (R$ 999 at December 31, 2018) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 12/31/2019 12/31/2018 Civil Labor Tax Total Total Deposits in guarantee (Note 18a) 1,532 2,378 10,610 14,520 13,534 Quotas 647 418 83 1,148 2,169 Surety 60 63 3,100 3,223 1,880 Insurance bond 1,678 914 12,275 14,867 12,103 Guarantee by government securities 17 - 79 96 539 Total 3,934 3,773 26,147 33,854 30,225 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.95 d) Accounts Receivables – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 978 (R$ 999 at December 31, 2018) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 12/31/2019 12/31/2018 Civil Labor Tax Total Total Deposits in guarantee (Note 18a) 1,532 2,378 10,610 14,520 13,534 Quotas 647 418 83 1,148 2,169 Surety 60 63 3,100 3,223 1,880 Insurance bond 1,678 914 12,275 14,867 12,103 Guarantee by government securities 17 - 79 96 539 Total 3,934 3,773 26,147 33,854 30,225 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.95

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: x Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. x Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. x Activities with the Market + Corporation Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. x Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.96 Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: x Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. x Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. x Activities with the Market + Corporation Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. x Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.96

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: x Requirements for impairment testing of financial assets are based on the expected loan losses model; x Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; x Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; x Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; x Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.97 Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: x Requirements for impairment testing of financial assets are based on the expected loan losses model; x Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; x Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; x Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; x Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.97

b) Consolidated Statement of Managerial Result ITAÚ UNIBANCO HOLDING S.A. From January 1 to December 31, 2019 Activities with the Retail Wholesale ITAÚ (3) Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Operating revenues 79,227 30,650 9,913 119,790 (2,711) 117,079 (1) Interest margin 46,764 18,778 9,088 74,630 (5,280) 69,350 Revenues from banking services 25,411 11,306 590 37,307 1,725 39,032 Income from insurance and private pension operations before claim and selling expenses 7,052 566 235 7,853 (3,300) 4,553 Other revenues - - - - 4,144 4,144 Cost of Credit (16,072) (2,082) - (18,154) 882 (17,272) Claims (1,206) (59) - (1,265) (30) (1,295) Operating margin 61,949 28,509 9,913 100,371 (1,859) 98,512 Other operating income / (expenses) (41,430) (15,403) (986) (57,819) (9,450) (67,269) (2) Non-interest expenses (36,346) (13,940) (365) (50,651) (10,361) (61,012) Tax expenses for ISS, PIS and COFINS and Other (5,084) (1,463) (621) (7,168) (404) (7,572) Share of profit or (loss) in associates and joint ventures - - - - 1,315 1,315 Net income before income tax and social contribution 20,519 13,106 8,927 42,552 (11,309) 31,243 Income tax and social contribution (7,095) (3,856) (2,545) (13,496) 10,066 (3,430) Non-controlling interest in subsidiaries (198) (444) (51) (693) (7) (700) Net income 13,226 8,806 6,331 28,363 (1,250) 27,113 Total assets (*) - 12/31/2019 1,056,275 682,271 147,901 1,738,713 (101,232) 1,637,481 Total liabilities - 12/31/2019 1,013,186 625,614 104,799 1,595,865 (107,849) 1,488,016 (*) Includes: Investments in associates and joint ventures 1,911 - 13,666 15,577 (480) 15,097 Fixed assets, net 5,252 1,160 - 6,412 754 7,166 Goodwill and Intangible assets, net 6,681 7,645 - 14,326 5,393 19,719 (1) Includes interest and similar income, expenses and dividend of R$ 64,325, net gains (loss) on investment securities and derivatives of R$ 4,098 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 927. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (4,630). (3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.98b) Consolidated Statement of Managerial Result ITAÚ UNIBANCO HOLDING S.A. From January 1 to December 31, 2019 Activities with the Retail Wholesale ITAÚ (3) Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Operating revenues 79,227 30,650 9,913 119,790 (2,711) 117,079 (1) Interest margin 46,764 18,778 9,088 74,630 (5,280) 69,350 Revenues from banking services 25,411 11,306 590 37,307 1,725 39,032 Income from insurance and private pension operations before claim and selling expenses 7,052 566 235 7,853 (3,300) 4,553 Other revenues - - - - 4,144 4,144 Cost of Credit (16,072) (2,082) - (18,154) 882 (17,272) Claims (1,206) (59) - (1,265) (30) (1,295) Operating margin 61,949 28,509 9,913 100,371 (1,859) 98,512 Other operating income / (expenses) (41,430) (15,403) (986) (57,819) (9,450) (67,269) (2) Non-interest expenses (36,346) (13,940) (365) (50,651) (10,361) (61,012) Tax expenses for ISS, PIS and COFINS and Other (5,084) (1,463) (621) (7,168) (404) (7,572) Share of profit or (loss) in associates and joint ventures - - - - 1,315 1,315 Net income before income tax and social contribution 20,519 13,106 8,927 42,552 (11,309) 31,243 Income tax and social contribution (7,095) (3,856) (2,545) (13,496) 10,066 (3,430) Non-controlling interest in subsidiaries (198) (444) (51) (693) (7) (700) Net income 13,226 8,806 6,331 28,363 (1,250) 27,113 Total assets (*) - 12/31/2019 1,056,275 682,271 147,901 1,738,713 (101,232) 1,637,481 Total liabilities - 12/31/2019 1,013,186 625,614 104,799 1,595,865 (107,849) 1,488,016 (*) Includes: Investments in associates and joint ventures 1,911 - 13,666 15,577 (480) 15,097 Fixed assets, net 5,252 1,160 - 6,412 754 7,166 Goodwill and Intangible assets, net 6,681 7,645 - 14,326 5,393 19,719 (1) Includes interest and similar income, expenses and dividend of R$ 64,325, net gains (loss) on investment securities and derivatives of R$ 4,098 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 927. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (4,630). (3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.98

ITAÚ UNIBANCO HOLDING S.A. From January 1 to December 31, 2018 Activities with the IFRS Retail Wholesale ITAÚ Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Operating revenues 72,182 29,389 10,246 111,817 (7,617) 104,200 (1) Interest margin 40,243 18,930 9,912 69,085 (8,380) 60,705 Revenues from banking services 25,131 9,810 138 35,079 1,730 36,809 Income from insurance and private pension operations before claim and selling expenses 6,808 649 196 7,653 (3,692) 3,961 Other revenues - - - - 2,725 2,725 Cost of Credit (12,526) (1,540) - (14,066) 5,112 (8,954) Claims (1,160) (68) - (1,228) - (1,228) Operating margin 58,496 27,781 10,246 96,523 (2,505) 94,018 Other operating income / (expenses) (40,002) (15,217) (1,070) (56,289) (7,121) (63,410) (2) Non-interest expenses (35,296) (13,817) (331) (49,444) (8,094) (57,538) Tax expenses for ISS, PIS and COFINS and Other (4,706) (1,400) (739) (6,845) 226 (6,619) Share of profit or (loss) in associates and joint ventures - - - - 747 747 Net income before income tax and social contribution 18,494 12,564 9,176 40,234 (9,626) 30,608 Income tax and social contribution (6,939) (3,829) (2,964) (13,732) 8,763 (4,969) Non-controlling interest in subsidiaries (184) (550) (35) (769) 37 (732) Net income 11,371 8,185 6,177 25,733 (826) 24,907 Total assets (*) - 12/31/2018 1,042,145 655,393 142,853 1,649,613 (96,816) 1,552,797 Total liabilities - 12/31/2018 1,005,194 597,528 93,546 1,505,490 (103,159) 1,402,331 (*) Includes: Investments in associates and joint ventures 1,220 - 11,438 12,658 (639) 12,019 Fixed assets, net 5,526 879 - 6,405 897 7,302 Goodwill and Intangible assets, net 6,845 8,178 - 15,023 4,306 19,329 (1) Includes interest and similar income,expenses and dividend of R$ 62,565, net gains (loss) on investment securities and derivatives of R$ (4,834) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 2,974. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,332). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.99ITAÚ UNIBANCO HOLDING S.A. From January 1 to December 31, 2018 Activities with the IFRS Retail Wholesale ITAÚ Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Operating revenues 72,182 29,389 10,246 111,817 (7,617) 104,200 (1) Interest margin 40,243 18,930 9,912 69,085 (8,380) 60,705 Revenues from banking services 25,131 9,810 138 35,079 1,730 36,809 Income from insurance and private pension operations before claim and selling expenses 6,808 649 196 7,653 (3,692) 3,961 Other revenues - - - - 2,725 2,725 Cost of Credit (12,526) (1,540) - (14,066) 5,112 (8,954) Claims (1,160) (68) - (1,228) - (1,228) Operating margin 58,496 27,781 10,246 96,523 (2,505) 94,018 Other operating income / (expenses) (40,002) (15,217) (1,070) (56,289) (7,121) (63,410) (2) Non-interest expenses (35,296) (13,817) (331) (49,444) (8,094) (57,538) Tax expenses for ISS, PIS and COFINS and Other (4,706) (1,400) (739) (6,845) 226 (6,619) Share of profit or (loss) in associates and joint ventures - - - - 747 747 Net income before income tax and social contribution 18,494 12,564 9,176 40,234 (9,626) 30,608 Income tax and social contribution (6,939) (3,829) (2,964) (13,732) 8,763 (4,969) Non-controlling interest in subsidiaries (184) (550) (35) (769) 37 (732) Net income 11,371 8,185 6,177 25,733 (826) 24,907 Total assets (*) - 12/31/2018 1,042,145 655,393 142,853 1,649,613 (96,816) 1,552,797 Total liabilities - 12/31/2018 1,005,194 597,528 93,546 1,505,490 (103,159) 1,402,331 (*) Includes: Investments in associates and joint ventures 1,220 - 11,438 12,658 (639) 12,019 Fixed assets, net 5,526 879 - 6,405 897 7,302 Goodwill and Intangible assets, net 6,845 8,178 - 15,023 4,306 19,329 (1) Includes interest and similar income,expenses and dividend of R$ 62,565, net gains (loss) on investment securities and derivatives of R$ (4,834) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 2,974. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,332). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.99

ITAÚ UNIBANCO HOLDING S.A. From January 1 to December 31, 2017 Activities with IFRS Retail Wholesale ITAÚ the Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Operating revenues 69,921 28,748 10,623 109,292 2,231 111,523 (1) Interest margin 38,570 19,426 10,515 68,511 2,731 71,242 Revenues from banking services 24,096 8,876 42 33,014 1,434 34,448 Income from insurance and private pension operations before claim and selling expenses 7,255 446 66 7,767 (3,068) 4,699 Other revenues - - - - 1,134 1,134 Cost of Credit (12,166) (5,829) (6) (18,001) (1,773) (19,774) Claims (1,222) (53) - (1,275) 83 (1,192) Operating margin 56,533 22,866 10,617 90,016 541 90,557 Other operating income / (expenses) (37,601) (14,523) (1,647) (53,771) (6,204) (59,975) (2) Non-interest expenses (33,186) (13,265) (831) (47,282) (6,212) (53,494) Tax expenses for ISS, PIS and COFINS and Other (4,415) (1,258) (816) (6,489) (542) (7,031) Share of profit or (loss) in associates and joint ventures - - - - 550 550 Net income before income tax and social contribution 18,932 8,343 8,970 36,245 (5,663) 30,582 Income tax and social contribution (7,107) (2,412) (1,775) (11,294) 3,937 (7,357) Non-controlling interest in subsidiaries (166) 117 (23) (72) 40 (32) Net income 11,659 6,048 7,172 24,879 (1,686) 23,193 Total assets (*) - 12/31/2017 970,137 604,384 119,309 1,503,503 (67,264) 1,436,239 Total liabilities - 12/31/2017 934,835 548,185 71,873 1,364,566 (72,683) 1,291,883 (*) Includes: Investments in associates and joint ventures 1,168 - 3,986 5,154 (99) 5,055 Fixed assets, net 5,105 1,290 - 6,395 964 7,359 Goodwill and Intangible assets, net 8,739 7,694 - 16,433 2,950 19,383 (1) Includes net interest and similar income and expenses of R$ 67,311, net gain (loss) on investment securities and derivatives of R$ 4,181 and foreign exchange results and exchange variation on transactions of abroad R$ (250). (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,034). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.100ITAÚ UNIBANCO HOLDING S.A. From January 1 to December 31, 2017 Activities with IFRS Retail Wholesale ITAÚ the Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Operating revenues 69,921 28,748 10,623 109,292 2,231 111,523 (1) Interest margin 38,570 19,426 10,515 68,511 2,731 71,242 Revenues from banking services 24,096 8,876 42 33,014 1,434 34,448 Income from insurance and private pension operations before claim and selling expenses 7,255 446 66 7,767 (3,068) 4,699 Other revenues - - - - 1,134 1,134 Cost of Credit (12,166) (5,829) (6) (18,001) (1,773) (19,774) Claims (1,222) (53) - (1,275) 83 (1,192) Operating margin 56,533 22,866 10,617 90,016 541 90,557 Other operating income / (expenses) (37,601) (14,523) (1,647) (53,771) (6,204) (59,975) (2) Non-interest expenses (33,186) (13,265) (831) (47,282) (6,212) (53,494) Tax expenses for ISS, PIS and COFINS and Other (4,415) (1,258) (816) (6,489) (542) (7,031) Share of profit or (loss) in associates and joint ventures - - - - 550 550 Net income before income tax and social contribution 18,932 8,343 8,970 36,245 (5,663) 30,582 Income tax and social contribution (7,107) (2,412) (1,775) (11,294) 3,937 (7,357) Non-controlling interest in subsidiaries (166) 117 (23) (72) 40 (32) Net income 11,659 6,048 7,172 24,879 (1,686) 23,193 Total assets (*) - 12/31/2017 970,137 604,384 119,309 1,503,503 (67,264) 1,436,239 Total liabilities - 12/31/2017 934,835 548,185 71,873 1,364,566 (72,683) 1,291,883 (*) Includes: Investments in associates and joint ventures 1,168 - 3,986 5,154 (99) 5,055 Fixed assets, net 5,105 1,290 - 6,395 964 7,359 Goodwill and Intangible assets, net 8,739 7,694 - 16,433 2,950 19,383 (1) Includes net interest and similar income and expenses of R$ 67,311, net gain (loss) on investment securities and derivatives of R$ 4,181 and foreign exchange results and exchange variation on transactions of abroad R$ (250). (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,034). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.100

c) Result of Non-Current Assets and Main Services and Products by Geographic Region 12/31/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Non-current assets 16,123 10,762 26,885 15,435 11,196 26,631 01/01 to 12/31/2019 01/01 to 12/31/2018 01/01 to 12/31/2017 Brazil Abroad Total Brazil Abroad Total Brazil Abroad Total (1) (2) Income related to financial operations 117,541 27,767 145,308 108,362 22,955 131,317 131,689 17,883 149,572 Income from insurance and private pension operations before claim and selling expenses 4,423 130 4,553 3,812 149 3,961 4,551 148 4,699 Revenues from banking services 35,283 3,749 39,032 33,211 3,598 36,809 31,296 3,152 34,448 (1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad. (2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues. Note 31 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: x Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; x The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa (1) Empreendimentos S.A. and Alpargatas S.A.; x Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Inc.; x Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed- end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees; x Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: (2) Itaú para Educação e Cultura Foundation – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. (3) Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. x Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.101 c) Result of Non-Current Assets and Main Services and Products by Geographic Region 12/31/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Non-current assets 16,123 10,762 26,885 15,435 11,196 26,631 01/01 to 12/31/2019 01/01 to 12/31/2018 01/01 to 12/31/2017 Brazil Abroad Total Brazil Abroad Total Brazil Abroad Total (1) (2) Income related to financial operations 117,541 27,767 145,308 108,362 22,955 131,317 131,689 17,883 149,572 Income from insurance and private pension operations before claim and selling expenses 4,423 130 4,553 3,812 149 3,961 4,551 148 4,699 Revenues from banking services 35,283 3,749 39,032 33,211 3,598 36,809 31,296 3,152 34,448 (1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad. (2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues. Note 31 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: x Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; x The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa (1) Empreendimentos S.A. and Alpargatas S.A.; x Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Inc.; x Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed- end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees; x Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: (2) Itaú para Educação e Cultura Foundation – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. (3) Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. x Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.101

(1) Entity merged into Itaúsa Investimentos Itaú S.A.. (2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute. (3) Entity merged into Itaú para Educação e Cultura Foundation. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenue / (Expenses) Annual rate 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2019 12/31/2018 12/31/2017 Short-term Interbank investments 1,000 - 58 - - 4.4% Other 1,000 - 58 -- Loans 83 144 6 187 6 Alpargatas S.A. 2.35% to 6% / 2% + CDI 30 49 1 3 6 Other 113% CDI 53 95 5 184 - Derivative financial instruments - assets and liabilities 99 - - (138) - Investment funds 99 - - -- Other - - - (138) - Deposits - (70) (1) (10) (1) Olímpia Promoção e Serviços S.A. - - (1) (1) (1) Other -(70) - (9) - Deposits received under securities repurchase agreements (374) (29) (14) (2) (2) 76% to 97.50% CDI Duratex S.A. (43) (2) (19) (1) (1) Other 75% to 96% CDI / 3.75% (331) (10) (12) (1) (1) Amounts receivable from (payable to) related companies / Revenues from (151) (126) 3 50 37 banking services and general and administritative (expenses) ConectCar Soluções de Mobilidade Eletrônica S.A. (46) (34) 7 4 3 Itaú Unibanco Foundation - Supplementary Pensions (93) (98) 43 51 37 Itaúsa Investimentos Itaú S.A. 1- (28) 6 5 Olímpia Promoção e Serviços S.A. (5) (3) (31) (25) (18) Other (8) 9 12 14 10 Rent revenues (expenses) - - (39) (46) (34) FUNBEP - Multisponsored Association - - (6) (7) - Itaú Unibanco Foundation - Supplementary Pensions - - (32) (36) (27) Other - - (1) (3) (7) Donation expenses - - (35) (95) (93) Itaú para Educação e Cultura Foundation - - (35) (95) (93) Sponsorship expenses 29 - (15) (32) (32) Itaú Cubo Coworking Association 29 - (14) (31) (31) Itaú Viver Mais Association - - (1) (1) (1) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING, present the amounts of Assets R$ 48 and Revenues R$ 7; and Liabilities R$ (5,757) and Expenses R$ (35) (R$ 31, R$ 2, R$ (4,391), R$ (16) from 01/01 to 12/31/2018, respectively). b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Fees (499) (481) (426) Profit sharing (363) (258) (244) (6) (9) (9) Post-employment benefits Share-based payment plan (224) (212) (220) (1,092) (960) (899) Total Total amounts related to stock-based compensation plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.102(1) Entity merged into Itaúsa Investimentos Itaú S.A.. (2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute. (3) Entity merged into Itaú para Educação e Cultura Foundation. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenue / (Expenses) Annual rate 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2019 12/31/2018 12/31/2017 Short-term Interbank investments 1,000 - 58 - - 4.4% Other 1,000 - 58 -- Loans 83 144 6 187 6 Alpargatas S.A. 2.35% to 6% / 2% + CDI 30 49 1 3 6 Other 113% CDI 53 95 5 184 - Derivative financial instruments - assets and liabilities 99 - - (138) - Investment funds 99 - - -- Other - - - (138) - Deposits - (70) (1) (10) (1) Olímpia Promoção e Serviços S.A. - - (1) (1) (1) Other -(70) - (9) - Deposits received under securities repurchase agreements (374) (29) (14) (2) (2) 76% to 97.50% CDI Duratex S.A. (43) (2) (19) (1) (1) Other 75% to 96% CDI / 3.75% (331) (10) (12) (1) (1) Amounts receivable from (payable to) related companies / Revenues from (151) (126) 3 50 37 banking services and general and administritative (expenses) ConectCar Soluções de Mobilidade Eletrônica S.A. (46) (34) 7 4 3 Itaú Unibanco Foundation - Supplementary Pensions (93) (98) 43 51 37 Itaúsa Investimentos Itaú S.A. 1- (28) 6 5 Olímpia Promoção e Serviços S.A. (5) (3) (31) (25) (18) Other (8) 9 12 14 10 Rent revenues (expenses) - - (39) (46) (34) FUNBEP - Multisponsored Association - - (6) (7) - Itaú Unibanco Foundation - Supplementary Pensions - - (32) (36) (27) Other - - (1) (3) (7) Donation expenses - - (35) (95) (93) Itaú para Educação e Cultura Foundation - - (35) (95) (93) Sponsorship expenses 29 - (15) (32) (32) Itaú Cubo Coworking Association 29 - (14) (31) (31) Itaú Viver Mais Association - - (1) (1) (1) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING, present the amounts of Assets R$ 48 and Revenues R$ 7; and Liabilities R$ (5,757) and Expenses R$ (35) (R$ 31, R$ 2, R$ (4,391), R$ (16) from 01/01 to 12/31/2018, respectively). b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 01/01 to 01/01 to 01/01 to 12/31/2019 12/31/2018 12/31/2017 Fees (499) (481) (426) Profit sharing (363) (258) (244) (6) (9) (9) Post-employment benefits Share-based payment plan (224) (212) (220) (1,092) (960) (899) Total Total amounts related to stock-based compensation plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.102

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: x Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. x Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. x Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.103 Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: x Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. x Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. x Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.103

x Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. x Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: x Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; x Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; x Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; x Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; x Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; x Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.104 x Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. x Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: x Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; x Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; x Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; x Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; x Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; x Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.104

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.105 For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.105

For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the payment dynamics for onlending. For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating. (*) Default parameters are: 90 days with no payments made ; debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring. (*) For the real estate loans portfolio, the figure is 180 days with no payments made. 1.4 Maximum Exposure of Financial Assets to Credit Risk 12/31/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,073,430 336,803 1,410,233 1,027,193 303,535 1,330,728 At Amortized Cost 755,773 254,871 1,010,644 756,993 237,766 994,759 Interbank deposits 10,620 23,963 34,583 6,239 20,181 26,420 Securities purchased under agreements to resell 1,271 198,428 783 280,136 197,157 279,353 Securities 114,046 19,073 133,119 90,234 20,161 110,395 Loan operations and lease operations 386,206 199,585 585,791 345,501 190,590 536,091 Other financial assets 75,968 18,784 94,752 61,875 13,215 75,090 (-) Provision for Expected Loss (28,224) (7,805) (36,029) (26,209) (7,164) (33,373) At Fair Value Through Other Comprehensive Income 35,990 40,670 76,660 9,089 40,234 49,323 Securities 35,990 40,670 76,660 9,089 40,234 49,323 At Fair Value Through Profit or Loss 281,667 41,262 322,929 261,111 25,535 286,646 Securities 271,470 9,605 281,075 252,819 10,361 263,180 Derivatives 10,197 31,657 41,854 8,292 15,174 23,466 Financial liabilities - provision for expected loss 3,581 559 4,140 3,355 437 3,792 Loan Commitments 2,909 394 3,303 2,289 312 2,601 Financial Guarantees 672 165 837 1,066 125 1,191 Off balance sheet 338,262 48,893 387,155 300,522 49,173 349,695 Financial Guarantees 52,663 14,057 66,720 53,443 12,662 66,105 Letters of credit to be released 15,013 - 15,013 10,747 - 10,747 Loan commitments 270,586 34,836 305,422 236,332 36,511 272,843 Mortgage loans 5,536 - 5,536 3,403 - 3,403 124,449 - 124,449 110,454 - 110,454 Overdraft accounts Credit cards 138,014 2,823 140,837 120,862 2,961 123,823 Other pre-approved limits 2,587 32,013 34,600 1,613 33,550 35,163 Total 1,408,111 385,137 1,793,248 1,324,360 352,271 1,676,631 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.106For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the payment dynamics for onlending. For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating. (*) Default parameters are: 90 days with no payments made ; debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring. (*) For the real estate loans portfolio, the figure is 180 days with no payments made. 1.4 Maximum Exposure of Financial Assets to Credit Risk 12/31/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,073,430 336,803 1,410,233 1,027,193 303,535 1,330,728 At Amortized Cost 755,773 254,871 1,010,644 756,993 237,766 994,759 Interbank deposits 10,620 23,963 34,583 6,239 20,181 26,420 Securities purchased under agreements to resell 1,271 198,428 783 280,136 197,157 279,353 Securities 114,046 19,073 133,119 90,234 20,161 110,395 Loan operations and lease operations 386,206 199,585 585,791 345,501 190,590 536,091 Other financial assets 75,968 18,784 94,752 61,875 13,215 75,090 (-) Provision for Expected Loss (28,224) (7,805) (36,029) (26,209) (7,164) (33,373) At Fair Value Through Other Comprehensive Income 35,990 40,670 76,660 9,089 40,234 49,323 Securities 35,990 40,670 76,660 9,089 40,234 49,323 At Fair Value Through Profit or Loss 281,667 41,262 322,929 261,111 25,535 286,646 Securities 271,470 9,605 281,075 252,819 10,361 263,180 Derivatives 10,197 31,657 41,854 8,292 15,174 23,466 Financial liabilities - provision for expected loss 3,581 559 4,140 3,355 437 3,792 Loan Commitments 2,909 394 3,303 2,289 312 2,601 Financial Guarantees 672 165 837 1,066 125 1,191 Off balance sheet 338,262 48,893 387,155 300,522 49,173 349,695 Financial Guarantees 52,663 14,057 66,720 53,443 12,662 66,105 Letters of credit to be released 15,013 - 15,013 10,747 - 10,747 Loan commitments 270,586 34,836 305,422 236,332 36,511 272,843 Mortgage loans 5,536 - 5,536 3,403 - 3,403 124,449 - 124,449 110,454 - 110,454 Overdraft accounts Credit cards 138,014 2,823 140,837 120,862 2,961 123,823 Other pre-approved limits 2,587 32,013 34,600 1,613 33,550 35,163 Total 1,408,111 385,137 1,793,248 1,324,360 352,271 1,676,631 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.106

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements. The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loans and Financial Lease Operations 12/31/2019% 12/31/2018 % Industry and commerce 129,998 22.2 115,225 21.5 Services 126,718 21.6 119,487 22.3 Other sectors 26,693 4.6 29,388 5.5 Individuals 302,382 51.6 271,991 50.7 Total 585,791 100.0 536,091 100.0 (*) Other financial assets 12/31/2019% 12/31/2018 % Public sector 562,485 73.5 580,392 77.1 Services 59,193 7.7 62,383 8.3 Other sectors 45,744 6.0 28,649 3.8 Financial 98,297 12.8 81,496 10.8 Total 765,719 100.0 752,920 100.0 (*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan Operations and Lease Operations Portfolio and Other Financial Assets. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.107Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements. The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loans and Financial Lease Operations 12/31/2019% 12/31/2018 % Industry and commerce 129,998 22.2 115,225 21.5 Services 126,718 21.6 119,487 22.3 Other sectors 26,693 4.6 29,388 5.5 Individuals 302,382 51.6 271,991 50.7 Total 585,791 100.0 536,091 100.0 (*) Other financial assets 12/31/2019% 12/31/2018 % Public sector 562,485 73.5 580,392 77.1 Services 59,193 7.7 62,383 8.3 Other sectors 45,744 6.0 28,649 3.8 Financial 98,297 12.8 81,496 10.8 Total 765,719 100.0 752,920 100.0 (*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan Operations and Lease Operations Portfolio and Other Financial Assets. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.107

1.4.2 By type and classification of credit risk Operations and lease operations 12/31/2019 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 199,907 197,717 861 398,485 19,070 6,437 - 25,507 21,513 763 - 22,276 240,490 204,917 861 446,268 Corporate 95,823 17,233 45,866 158,922 956 16 200 1,172 8,523 102 3,422 12,047 105,302 17,351 49,488 172,141 Micro/Small and medium companies 73,347 49,485 3,671 126,503 7,180 2,384 38 9,602 5,693 190 44 5,927 86,220 52,059 3,753 142,032 Foreign loans - Latin America 132,812 29,842 12,087 174,741 14,714 1,166 424 16,304 6,253 87 107 6,447 153,779 31,095 12,618 197,492 Total 501,889 294,277 62,485 858,651 41,920 10,003 662 52,585 41,982 1,142 3,573 46,697 585,791 305,422 66,720 957,933% 58.5% 34.3% 7.2% 100.0% 79.7% 19.0% 1.3% 100.0% 89.9% 2.4% 7.7% 100.0% 61.1% 31.9% 7.0% 100.0% 12/31/2018 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 177,488 174,666 1,014 353,168 17,029 6,784 - 23,813 18,047 687 - 18,734 212,564 182,137 1,014 395,715 Corporate 90,716 16,054 45,361 152,131 2,222 83 1,681 3,986 9,705 143 4,148 13,996 102,643 16,280 51,190 170,113 Micro/Small and medium companies 57,099 40,105 2,472 99,676 5,875 1,834 69 7,778 5,838 185 94 6,117 68,812 42,124 2,635 113,571 Foreign loans - Latin America 134,323 29,090 10,842 174,255 11,768 2,969 395 15,132 5,981 243 29 6,253 152,072 32,302 11,266 195,640 Total 459,626 259,915 59,689 779,230 36,894 11,670 2,145 50,709 39,571 1,258 4,271 45,100 536,091 272,843 66,105 875,039% 59.0% 33.3% 7.7% 100.0% 72.8% 23.0% 4.2% 100.0% 87.7% 2.8% 9.5% 100.0% 61.3% 31.1% 7.6% 100.0% 12/31/2019 12/31/2018 Internal Rating Stage 1 Stage 2 Stage 3 Total loans Stage 1 Stage 2 Stage 3 Total loans Lower Risk 420,936 4,204 - 425,140 385,846 4,536 - 390,382 Satisfactory 80,106 17,871 - 97,977 72,921 19,723 - 92,644 Higher Risk 847 19,845 - 20,692 859 12,635 - 13,494 Credit-Impaired - - 41,982 41,982 - - 39,571 39,571 Total 501,889 41,920 41,982 585,791 459,626 36,894 39,571 536,091% 85.6 7.2 7.2 100.0 85.7 6.9 7.4 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.1081.4.2 By type and classification of credit risk Operations and lease operations 12/31/2019 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 199,907 197,717 861 398,485 19,070 6,437 - 25,507 21,513 763 - 22,276 240,490 204,917 861 446,268 Corporate 95,823 17,233 45,866 158,922 956 16 200 1,172 8,523 102 3,422 12,047 105,302 17,351 49,488 172,141 Micro/Small and medium companies 73,347 49,485 3,671 126,503 7,180 2,384 38 9,602 5,693 190 44 5,927 86,220 52,059 3,753 142,032 Foreign loans - Latin America 132,812 29,842 12,087 174,741 14,714 1,166 424 16,304 6,253 87 107 6,447 153,779 31,095 12,618 197,492 Total 501,889 294,277 62,485 858,651 41,920 10,003 662 52,585 41,982 1,142 3,573 46,697 585,791 305,422 66,720 957,933% 58.5% 34.3% 7.2% 100.0% 79.7% 19.0% 1.3% 100.0% 89.9% 2.4% 7.7% 100.0% 61.1% 31.9% 7.0% 100.0% 12/31/2018 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 177,488 174,666 1,014 353,168 17,029 6,784 - 23,813 18,047 687 - 18,734 212,564 182,137 1,014 395,715 Corporate 90,716 16,054 45,361 152,131 2,222 83 1,681 3,986 9,705 143 4,148 13,996 102,643 16,280 51,190 170,113 Micro/Small and medium companies 57,099 40,105 2,472 99,676 5,875 1,834 69 7,778 5,838 185 94 6,117 68,812 42,124 2,635 113,571 Foreign loans - Latin America 134,323 29,090 10,842 174,255 11,768 2,969 395 15,132 5,981 243 29 6,253 152,072 32,302 11,266 195,640 Total 459,626 259,915 59,689 779,230 36,894 11,670 2,145 50,709 39,571 1,258 4,271 45,100 536,091 272,843 66,105 875,039% 59.0% 33.3% 7.7% 100.0% 72.8% 23.0% 4.2% 100.0% 87.7% 2.8% 9.5% 100.0% 61.3% 31.1% 7.6% 100.0% 12/31/2019 12/31/2018 Internal Rating Stage 1 Stage 2 Stage 3 Total loans Stage 1 Stage 2 Stage 3 Total loans Lower Risk 420,936 4,204 - 425,140 385,846 4,536 - 390,382 Satisfactory 80,106 17,871 - 97,977 72,921 19,723 - 92,644 Higher Risk 847 19,845 - 20,692 859 12,635 - 13,494 Credit-Impaired - - 41,982 41,982 - - 39,571 39,571 Total 501,889 41,920 41,982 585,791 459,626 36,894 39,571 536,091% 85.6 7.2 7.2 100.0 85.7 6.9 7.4 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.108

Other financial assets 12/31/2019 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 8,267 8,322 8,062 - - 955 205 Government securities 366,998 364,078 366,998 - - - - Brazilian government 327,681 324,637 327,681 - - - - Other countries 39,317 39,405 39,317 - - - - Argentina 318 349 318 - - - - United States 2,977 2,979 2,977 - - - - Mexico 7,820 7,820 7,820 - - - - Italy 329 328 329 - - - - Spain 4,984 4,984 4,984 - - - - Korea 3,427 3,427 3,427 - - - - Chile 12,317 12,227 12,317 - - - - Paraguay 1,782 1,959 1,782 - - - - Uruguay 710 716 710 - - - - Colombia 4,622 4,585 4,622 - - - - Peru 88 8 - - - - Germany 23 23 23 - - - - Corporate debt securities 112,936 109,169 108,685 637 402 6,784 3,849 Rural product note 5,341 5,122 5,114 62 58 204 169 Real estate receivables certificates 7,312 7,253 7,280 10 11 20 21 Bank deposit certificate 3,217 3,217 3,217 - - - - Debentures 51,510 47,751 47,607 336 283 6,311 3,620 Eurobonds and other 5,732 5,671 5,704 29 28 - - Financial bills 18,514 18,517 18,514 - - - - Promissory notes 5,311 5,314 5,311 - - - - Other 15,999 16,324 15,938 200 22 249 39 488,201 481,569 483,745 637 402 7,739 4,054 Total Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.109Other financial assets 12/31/2019 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 8,267 8,322 8,062 - - 955 205 Government securities 366,998 364,078 366,998 - - - - Brazilian government 327,681 324,637 327,681 - - - - Other countries 39,317 39,405 39,317 - - - - Argentina 318 349 318 - - - - United States 2,977 2,979 2,977 - - - - Mexico 7,820 7,820 7,820 - - - - Italy 329 328 329 - - - - Spain 4,984 4,984 4,984 - - - - Korea 3,427 3,427 3,427 - - - - Chile 12,317 12,227 12,317 - - - - Paraguay 1,782 1,959 1,782 - - - - Uruguay 710 716 710 - - - - Colombia 4,622 4,585 4,622 - - - - Peru 88 8 - - - - Germany 23 23 23 - - - - Corporate debt securities 112,936 109,169 108,685 637 402 6,784 3,849 Rural product note 5,341 5,122 5,114 62 58 204 169 Real estate receivables certificates 7,312 7,253 7,280 10 11 20 21 Bank deposit certificate 3,217 3,217 3,217 - - - - Debentures 51,510 47,751 47,607 336 283 6,311 3,620 Eurobonds and other 5,732 5,671 5,704 29 28 - - Financial bills 18,514 18,517 18,514 - - - - Promissory notes 5,311 5,314 5,311 - - - - Other 15,999 16,324 15,938 200 22 249 39 488,201 481,569 483,745 637 402 7,739 4,054 Total Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.109

12/31/2018 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 4,326 4,335 4,129 - - 918 197 Government securities 327,720 325,734 327,546 232 174 - - Brazilian government 300,172 298,120 299,998 232 174 - - Other countries 27,548 27,614 27,548 - - - - Argentina 1,129 1,121 1,129 - - - - United States 2,754 2,770 2,754 - - - - Mexico 2,378 2,378 2,378 - - - - Italy 115 115 115 - - - - Spain 2,411 2,411 2,411 - - - - Korea 1,385 1,385 1,385 - - - - Chile 8,211 8,204 8,211 - - - - Paraguay 1,530 1,602 1,530 - - - - Uruguay 652 656 652 - - - - Colombia 6,065 6,054 6,065 - - - - France 891 891 891 - - - - Germany 22 22 22 - - - - Other 55 5 - - - - Corporate debt securities 87,206 82,438 82,301 3,908 2,937 4,957 1,968 Rural product note 4,003 3,855 3,848 - - 326 155 Real estate receivables certificates 10,926 10,419 10,436 55 55 793 435 Bank deposit certificate 2,145 2,145 2,145 - - - - Debentures 30,950 27,306 27,068 3,323 2,557 3,563 1,325 Eurobonds and other 6,895 6,950 6,895 - - - - Financial bills 19,724 19,724 19,724 - - - - Promissory notes 1,490 1,465 1,463 15 15 24 12 Other 11,073 10,574 10,722 515 310 251 41 419,252 412,507 413,976 4,140 3,111 5,875 2,165 Total Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.11012/31/2018 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 4,326 4,335 4,129 - - 918 197 Government securities 327,720 325,734 327,546 232 174 - - Brazilian government 300,172 298,120 299,998 232 174 - - Other countries 27,548 27,614 27,548 - - - - Argentina 1,129 1,121 1,129 - - - - United States 2,754 2,770 2,754 - - - - Mexico 2,378 2,378 2,378 - - - - Italy 115 115 115 - - - - Spain 2,411 2,411 2,411 - - - - Korea 1,385 1,385 1,385 - - - - Chile 8,211 8,204 8,211 - - - - Paraguay 1,530 1,602 1,530 - - - - Uruguay 652 656 652 - - - - Colombia 6,065 6,054 6,065 - - - - France 891 891 891 - - - - Germany 22 22 22 - - - - Other 55 5 - - - - Corporate debt securities 87,206 82,438 82,301 3,908 2,937 4,957 1,968 Rural product note 4,003 3,855 3,848 - - 326 155 Real estate receivables certificates 10,926 10,419 10,436 55 55 793 435 Bank deposit certificate 2,145 2,145 2,145 - - - - Debentures 30,950 27,306 27,068 3,323 2,557 3,563 1,325 Eurobonds and other 6,895 6,950 6,895 - - - - Financial bills 19,724 19,724 19,724 - - - - Promissory notes 1,490 1,465 1,463 15 15 24 12 Other 11,073 10,574 10,722 515 310 251 41 419,252 412,507 413,976 4,140 3,111 5,875 2,165 Total Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.110

Other Financial Assets - Internal Classification by Level of Risk 12/31/2019 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Low 233,011 127,251 321,595 76,660 758,517 Medium - 3,721 952 - 4,673 High - 2,147 382 - 2,529 Total 233,011 133,119 322,929 76,660 765,719% 30.4 17.4 42.2 10.0 100.0 (*) Includes Derivatives in the amount of R$ 41,854 at 12/31/2019. 12/31/2018 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Low 306,556 103,157 284,896 49,323 743,932 Medium - 3,645 1,340 - 4,985 High - 3,593 410 - 4,003 306,556 110,395 286,646 49,323 752,920 Total % 40.6 14.7 38.1 6.6 100.0 (*) Includes Derivatives in the amount of R$ 23,466 at 12/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.111Other Financial Assets - Internal Classification by Level of Risk 12/31/2019 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Low 233,011 127,251 321,595 76,660 758,517 Medium - 3,721 952 - 4,673 High - 2,147 382 - 2,529 Total 233,011 133,119 322,929 76,660 765,719% 30.4 17.4 42.2 10.0 100.0 (*) Includes Derivatives in the amount of R$ 41,854 at 12/31/2019. 12/31/2018 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Low 306,556 103,157 284,896 49,323 743,932 Medium - 3,645 1,340 - 4,985 High - 3,593 410 - 4,003 306,556 110,395 286,646 49,323 752,920 Total % 40.6 14.7 38.1 6.6 100.0 (*) Includes Derivatives in the amount of R$ 23,466 at 12/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.111

1.4.3 Collateral for loans and financial lease operations 12/31/2019 12/31/2018 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 65,921 170,045 1,997 1,867 57,842 145,775 1,054 993 (1) Personal 978 2,982 857 819 643 1,949 753 711 (2) Vehicles 17,720 37,355 1,102 1,020 15,173 35,266 298 280 (3) Mortgage loans 47,223 129,708 38 28 42,026 108,560 3 2 Very small, small and middle-market (4) companies and corporates 115,608 311,043 11,097 6,142 112,508 293,724 13,870 10,267 (4) Foreign loans - Latin America 123,367 222,300 7,348 2,841 117,094 246,462 11,242 3,758 Total 304,896 703,388 20,442 10,850 287,444 685,961 26,166 15,018 (1) In general requires financial collaterals. (2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. (3) Properties themselves are pledged as collateral. (4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total loans and financial lease operations R$ 260,453 (R$ 222,481 at 12/31/2018) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.1121.4.3 Collateral for loans and financial lease operations 12/31/2019 12/31/2018 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 65,921 170,045 1,997 1,867 57,842 145,775 1,054 993 (1) Personal 978 2,982 857 819 643 1,949 753 711 (2) Vehicles 17,720 37,355 1,102 1,020 15,173 35,266 298 280 (3) Mortgage loans 47,223 129,708 38 28 42,026 108,560 3 2 Very small, small and middle-market (4) companies and corporates 115,608 311,043 11,097 6,142 112,508 293,724 13,870 10,267 (4) Foreign loans - Latin America 123,367 222,300 7,348 2,841 117,094 246,462 11,242 3,758 Total 304,896 703,388 20,442 10,850 287,444 685,961 26,166 15,018 (1) In general requires financial collaterals. (2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. (3) Properties themselves are pledged as collateral. (4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total loans and financial lease operations R$ 260,453 (R$ 222,481 at 12/31/2018) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.112

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 390 (R$ 657 from 01/01 to 12/31/2018), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: x Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.113 1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 390 (R$ 657 from 01/01 to 12/31/2018), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: x Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.113

x Losses in stress scenarios (Stress Testing): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); x Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; x Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and x Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: x ΔEVE: difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; x ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: x Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; x Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; x Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From January 1 to December 31, 2019, the average total VaR in Historical Simulation was R$ 333.7 or 0.24% of total stockholders’ equity (R$ 399.3 or 0.29% of total stockholders’ equity from 01/01 to 12/31/2018). VaR Total (Historical Simulation) (Reais million) (*) (*) 12/31/2019 12/31/2018 Average Minimum Maximum Var Total Average Minimum Maximum Var Total VaR by risk factor group Interest rates 815.7 651.6 959.7 813.1 851.4 720.0 1,042.9 898.4 Currencies 27.6 10.9 59.2 10.9 24.7 12.7 45.2 37.3 Shares 30.2 13.5 57.4 29.4 39.2 23.6 58.5 50.1 Commodities 1.8 0.5 4.7 1.0 1.6 0.6 3.1 1.0 Effect of diversification - - - (576.1) - - - (605.3) Total risk 333.7 208.7 471.9 278.3 399.3 294.7 603.6 381.5 (*) VaR by Group of Risk Factors considers information from foreign units. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.114 x Losses in stress scenarios (Stress Testing): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); x Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; x Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and x Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: x ΔEVE: difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; x ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: x Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; x Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; x Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From January 1 to December 31, 2019, the average total VaR in Historical Simulation was R$ 333.7 or 0.24% of total stockholders’ equity (R$ 399.3 or 0.29% of total stockholders’ equity from 01/01 to 12/31/2018). VaR Total (Historical Simulation) (Reais million) (*) (*) 12/31/2019 12/31/2018 Average Minimum Maximum Var Total Average Minimum Maximum Var Total VaR by risk factor group Interest rates 815.7 651.6 959.7 813.1 851.4 720.0 1,042.9 898.4 Currencies 27.6 10.9 59.2 10.9 24.7 12.7 45.2 37.3 Shares 30.2 13.5 57.4 29.4 39.2 23.6 58.5 50.1 Commodities 1.8 0.5 4.7 1.0 1.6 0.6 3.1 1.0 Effect of diversification - - - (576.1) - - - (605.3) Total risk 333.7 208.7 471.9 278.3 399.3 294.7 603.6 381.5 (*) VaR by Group of Risk Factors considers information from foreign units. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.114

2.1.1 Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 12/31/2019 12/31/2018 0-30 31-180 181-365 1-5 Over 5 0-30 31-180 181-365 1-5 Over 5 Total Total days days days years years days days days years years 264,750 382,751 141,277 443,579 203,328 1,435,685 277,165 394,168 100,598 404,069 197,904 1,373,904 Financial assets Compulsory deposits in the Central Bank of Brazil 86,836 - - - - 86,836 88,549 - - - - 88,549 At amortized cost 135,190 354,893 102,649 244,862 111,666 949,260 163,574 367,544 78,314 219,18 6 120,768 949,386 Interbank deposits 23,337 4,448 3,290 3,474 32 34,581 19,181 4,815 1,730 688 - 26,414 Securities purchased under agreements to resell 22,617 175,643 - - 162 198,422 64,677 215,352 - 12 91 280,132 Securities 1,290 13,659 14,817 56,178 44,522 130,466 1,007 7,320 5,792 50,969 41,661 106,749 Loan and lease operations 87,946 161,143 84,542 185,210 66,950 585,791 78,709 140,057 70,792 167,5 17 79,016 536,091 At fair value through other comprehensive income 2,464 4,524 3,284 46,456 19,932 76,660 1,915 4,743 4,026 21,649 16,990 49,323 At fair value through profit and loss 40,260 23,334 35,344 152,261 71,730 322,929 23,127 21,881 18,258 163,234 60,146 286,646 Securities 33,262 15,420 32,299 137,612 62,482 281,075 19,140 17,810 15,945 154,171 56,114 263,180 Derivatives 6,998 7,914 3,045 14,649 9,248 41,854 3,987 4,071 2,313 9,063 4,032 23,466 Financial liabilities 517,305 113,511 72,484 305,933 84,995 1,094,228 514,263 89,354 70,062 319,392 60,367 1,053,438 At amortized cost 510,642 104,398 69,362 284,946 76,851 1,046,199 511,091 85,271 67,227 304,939 57,199 1,025,727 Deposits 272,447 38,873 22,877 154,032 18,831 507,060 248,913 36,856 22,063 146,288 9,304 463,424 Securities sold under repurchase agreements 218,055 4,121 1,700 13,309 19,398 256,583 254,052 9,713 7,756 40,877 17,839 330,237 Interbank market funds 19,086 51,776 39,155 63,180 1,665 174,862 7,438 33,869 31,869 58,375 3,119 134,670 Institutional market funds 600 8,472 4,763 53,452 36,957 104,244 314 3,631 4,579 58,513 26,937 93,974 Capitalization plans 454 1,156 867 973 - 3,450 374 1,202 960 886 - 3,422 At fair value through profit and loss 6,663 9,113 3,122 20,987 8,144 48,029 3,172 4,083 2,835 14,453 3,168 27,711 Derivatives 6,653 9,100 3,096 20,906 8,073 47,828 3,168 4,070 2,815 14,360 3,106 27,519 Structured notes 10 13 26 81 71 201 4 13 20 93 62 192 (*) Difference assets / liabilities (252,555) 269,240 68,793 137,646 118,333 341,457 (237,098) 304,814 30,536 84,677 137,537 320,466 Cumulative difference (25 2,555) 16,685 85,478 223,124 341,457 (237,098) 67,716 98,252 182,929 320,466 Ratio of cumulative difference to total interest-bearing assets (17.6%) 1.2% 6.0% 15.5% 23.8% (17.3%) 4.9% 7.2% 13.3% 23.3% (*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.1152.1.1 Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 12/31/2019 12/31/2018 0-30 31-180 181-365 1-5 Over 5 0-30 31-180 181-365 1-5 Over 5 Total Total days days days years years days days days years years 264,750 382,751 141,277 443,579 203,328 1,435,685 277,165 394,168 100,598 404,069 197,904 1,373,904 Financial assets Compulsory deposits in the Central Bank of Brazil 86,836 - - - - 86,836 88,549 - - - - 88,549 At amortized cost 135,190 354,893 102,649 244,862 111,666 949,260 163,574 367,544 78,314 219,18 6 120,768 949,386 Interbank deposits 23,337 4,448 3,290 3,474 32 34,581 19,181 4,815 1,730 688 - 26,414 Securities purchased under agreements to resell 22,617 175,643 - - 162 198,422 64,677 215,352 - 12 91 280,132 Securities 1,290 13,659 14,817 56,178 44,522 130,466 1,007 7,320 5,792 50,969 41,661 106,749 Loan and lease operations 87,946 161,143 84,542 185,210 66,950 585,791 78,709 140,057 70,792 167,5 17 79,016 536,091 At fair value through other comprehensive income 2,464 4,524 3,284 46,456 19,932 76,660 1,915 4,743 4,026 21,649 16,990 49,323 At fair value through profit and loss 40,260 23,334 35,344 152,261 71,730 322,929 23,127 21,881 18,258 163,234 60,146 286,646 Securities 33,262 15,420 32,299 137,612 62,482 281,075 19,140 17,810 15,945 154,171 56,114 263,180 Derivatives 6,998 7,914 3,045 14,649 9,248 41,854 3,987 4,071 2,313 9,063 4,032 23,466 Financial liabilities 517,305 113,511 72,484 305,933 84,995 1,094,228 514,263 89,354 70,062 319,392 60,367 1,053,438 At amortized cost 510,642 104,398 69,362 284,946 76,851 1,046,199 511,091 85,271 67,227 304,939 57,199 1,025,727 Deposits 272,447 38,873 22,877 154,032 18,831 507,060 248,913 36,856 22,063 146,288 9,304 463,424 Securities sold under repurchase agreements 218,055 4,121 1,700 13,309 19,398 256,583 254,052 9,713 7,756 40,877 17,839 330,237 Interbank market funds 19,086 51,776 39,155 63,180 1,665 174,862 7,438 33,869 31,869 58,375 3,119 134,670 Institutional market funds 600 8,472 4,763 53,452 36,957 104,244 314 3,631 4,579 58,513 26,937 93,974 Capitalization plans 454 1,156 867 973 - 3,450 374 1,202 960 886 - 3,422 At fair value through profit and loss 6,663 9,113 3,122 20,987 8,144 48,029 3,172 4,083 2,835 14,453 3,168 27,711 Derivatives 6,653 9,100 3,096 20,906 8,073 47,828 3,168 4,070 2,815 14,360 3,106 27,519 Structured notes 10 13 26 81 71 201 4 13 20 93 62 192 (*) Difference assets / liabilities (252,555) 269,240 68,793 137,646 118,333 341,457 (237,098) 304,814 30,536 84,677 137,537 320,466 Cumulative difference (25 2,555) 16,685 85,478 223,124 341,457 (237,098) 67,716 98,252 182,929 320,466 Ratio of cumulative difference to total interest-bearing assets (17.6%) 1.2% 6.0% 15.5% 23.8% (17.3%) 4.9% 7.2% 13.3% 23.3% (*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.115

2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high- volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: x Different scenarios projected for changes in liquidity; x Contingency plans for crisis situations; x Reports and charts that describe the risk positions; x Assessment of funding costs and alternative sources of funding; x Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 38.7% or R$ 277.0 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.116 2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high- volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: x Different scenarios projected for changes in liquidity; x Contingency plans for crisis situations; x Reports and charts that describe the risk positions; x Assessment of funding costs and alternative sources of funding; x Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 38.7% or R$ 277.0 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.116

12/31/2019 12/31/2018 Funding from customers 0-30 days Total % 0-30 days Total % Deposits 272,447 507,060 - 248,913 463,424 - Demand deposits 82,306 82,306 11.5 72,581 72,581 11.2 Savings deposits 144,558 144,558 20.2 136,865 136,865 21.2 Time deposits 44,855 277,166 38.8 37,784 251,300 38.9 Other 728 3,030 0.4 1,683 2,678 0.4 Proceeds of acceptances and securities (1) issues 4,293 143,569 20.1 2,285 111,566 17.3 (2) Funds from own issue 235 5,258 0.7 1,831 21,417 3.3 Subordinated debt 2 59,462 8.3 2 49,313 7.6 Total 276,977 715,349 100.0 253,031 645,720 100.0 (1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds. (2) Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions. During the period of 2019, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 172.9 billion and accounted for 62.4% of the short term redeemable obligations, 24.2% of total funding, and 16.6% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: 12/31/2019 12/31/2018 Liquidity indicators % % (1) (2) 62.4 62.7 Net assets / customers funds within 30 days (1) (3) Net assets / total customers funds 24.2 24.6 (1) (4) 16.6 15.8 Net assets / total financial assets (1) Net assets (present value): Cash and cash equivalents, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets; (2) Table Funding from customers table (Total Funding from customers 0-30 days); (3) Table funding from customers (Total funding from customers); (4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,040,865 (R$ 1,001,240 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.117 12/31/2019 12/31/2018 Funding from customers 0-30 days Total % 0-30 days Total % Deposits 272,447 507,060 - 248,913 463,424 - Demand deposits 82,306 82,306 11.5 72,581 72,581 11.2 Savings deposits 144,558 144,558 20.2 136,865 136,865 21.2 Time deposits 44,855 277,166 38.8 37,784 251,300 38.9 Other 728 3,030 0.4 1,683 2,678 0.4 Proceeds of acceptances and securities (1) issues 4,293 143,569 20.1 2,285 111,566 17.3 (2) Funds from own issue 235 5,258 0.7 1,831 21,417 3.3 Subordinated debt 2 59,462 8.3 2 49,313 7.6 Total 276,977 715,349 100.0 253,031 645,720 100.0 (1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds. (2) Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions. During the period of 2019, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 172.9 billion and accounted for 62.4% of the short term redeemable obligations, 24.2% of total funding, and 16.6% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: 12/31/2019 12/31/2018 Liquidity indicators % % (1) (2) 62.4 62.7 Net assets / customers funds within 30 days (1) (3) Net assets / total customers funds 24.2 24.6 (1) (4) 16.6 15.8 Net assets / total financial assets (1) Net assets (present value): Cash and cash equivalents, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets; (2) Table Funding from customers table (Total Funding from customers 0-30 days); (3) Table funding from customers (Total funding from customers); (4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,040,865 (R$ 1,001,240 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.117

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: Undiscounted future flows, except for derivatives which are fair value 12/31/2019 12/31/2018 0 - 30 31 - 365 366 - 720 Over 720 0 - 30 31 - 365 366 - 720 Over 720 (1) Total Total Financial assets days days days days days days days days Cash and cash equivalents 30,367 - - - 30,367 37,159 - - - 37,159 Interbank investments 69,756 151,497 1,444 1,191 223,888 115,278 182,606 468 322 298,674 (2) 26,797 - - - 26,797 45,335 - - - 45,335 Securities purchased under agreements to resell – Collateral held Securities purchased under agreements to resell – Collateral repledge 17,871 144,234 - - 162,105 50,741 175,857 - 10 226,608 (4) 25,088 7,263 1,444 1,191 34,986 19,202 6,749 468 312 26,731 Interbank deposits Securities 131,195 17,669 19,846 108,011 276,721 82,144 17,255 17,853 98,531 215,783 Government securities - available 111,487 300 302 4,763 116,852 72,026 292 292 5,315 77,925 Government securities – under repurchase commitments 7,744 6,616 12,445 25,366 52,171 52 6,321 12,671 32,811 51,855 Private securities - available 11,964 10,181 4,967 56,839 83,951 10,066 9,406 4,185 49,003 72,660 Private securities – under repurchase commitments - 572 2,132 21,043 23,747 - 1,236 705 11,402 13,343 Derivative financial instruments - Net position 6,998 10,959 5,355 18,542 41,854 3,987 6,384 4,069 9,026 23,466 Swaps 107 4,039 4,464 17,848 26,458 705 1,139 2,894 8,355 13,093 Options 4,696 3,043 500 217 8,456 1,167 1,890 975 183 4,215 Forwards (onshore) 940 1,207 15 - 2,162 893 942 - - 1,835 Other derivatives financial instruments 1,255 2,670 376 477 4,778 1,222 2,413 200 488 4,323 (3) 63,401 197,090 93,203 236,982 590,676 68,829 166,503 88,138 241,919 565,389 Loans and financial operations Total financial assets 301,717 377,215 119,848 364,726 1,163,506 307,397 372,748 110,528 349,798 1,140,471 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 91,248 (R$ 94,148 at 12/31/2018), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. (2) Net of R$ 8,544 (R$ 5,120 at 12/31/2018) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN. (3) Net of payment to merchants of R$ 69,050 (R$ 60,504 at 12/31/2018) and the amount of liabilities from transactions related to credit assignments R$ 2,451 (R$ 3,993 at 12/31/2018). (4) Includes R$ 18,938 (R$ 15,886 at 12/31/2018) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.118Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: Undiscounted future flows, except for derivatives which are fair value 12/31/2019 12/31/2018 0 - 30 31 - 365 366 - 720 Over 720 0 - 30 31 - 365 366 - 720 Over 720 (1) Total Total Financial assets days days days days days days days days Cash and cash equivalents 30,367 - - - 30,367 37,159 - - - 37,159 Interbank investments 69,756 151,497 1,444 1,191 223,888 115,278 182,606 468 322 298,674 (2) 26,797 - - - 26,797 45,335 - - - 45,335 Securities purchased under agreements to resell – Collateral held Securities purchased under agreements to resell – Collateral repledge 17,871 144,234 - - 162,105 50,741 175,857 - 10 226,608 (4) 25,088 7,263 1,444 1,191 34,986 19,202 6,749 468 312 26,731 Interbank deposits Securities 131,195 17,669 19,846 108,011 276,721 82,144 17,255 17,853 98,531 215,783 Government securities - available 111,487 300 302 4,763 116,852 72,026 292 292 5,315 77,925 Government securities – under repurchase commitments 7,744 6,616 12,445 25,366 52,171 52 6,321 12,671 32,811 51,855 Private securities - available 11,964 10,181 4,967 56,839 83,951 10,066 9,406 4,185 49,003 72,660 Private securities – under repurchase commitments - 572 2,132 21,043 23,747 - 1,236 705 11,402 13,343 Derivative financial instruments - Net position 6,998 10,959 5,355 18,542 41,854 3,987 6,384 4,069 9,026 23,466 Swaps 107 4,039 4,464 17,848 26,458 705 1,139 2,894 8,355 13,093 Options 4,696 3,043 500 217 8,456 1,167 1,890 975 183 4,215 Forwards (onshore) 940 1,207 15 - 2,162 893 942 - - 1,835 Other derivatives financial instruments 1,255 2,670 376 477 4,778 1,222 2,413 200 488 4,323 (3) 63,401 197,090 93,203 236,982 590,676 68,829 166,503 88,138 241,919 565,389 Loans and financial operations Total financial assets 301,717 377,215 119,848 364,726 1,163,506 307,397 372,748 110,528 349,798 1,140,471 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 91,248 (R$ 94,148 at 12/31/2018), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. (2) Net of R$ 8,544 (R$ 5,120 at 12/31/2018) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN. (3) Net of payment to merchants of R$ 69,050 (R$ 60,504 at 12/31/2018) and the amount of liabilities from transactions related to credit assignments R$ 2,451 (R$ 3,993 at 12/31/2018). (4) Includes R$ 18,938 (R$ 15,886 at 12/31/2018) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.118

Undiscounted future flows, except for derivatives which are fair value 12/31/2019 12/31/2018 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Financial liabilities Total Total days days days days days days days days Deposits 266,690 69,367 20,555 211,531 568,143 246,729 62,909 16,674 191,131 517,443 Demand deposits 82,306 - - - 82,306 72,581 - - - 72,581 Savings deposits 144,558 - - - 144,558 136,865 - - - 136,865 Time deposit 37,570 68,757 20,502 211,395 338,224 35,450 62,185 16,647 190,984 305,266 Interbank deposits 2,247 610 53 136 3,046 1,830 724 27 147 2,728 Other deposits - 9 - - 9 - 3 - - 3 Compulsory deposits (38,576) (14,067) (4,110) (34,495) (91,248) (39,116) (15,228) (3,831) (35,973) (94,148) Demand deposits (4,412) - - - (4,412) (5,600) - - - (5,600) Savings deposits (26,234) - - - (26,234) (24,695) - - - (24,695) Time deposit (7,930) (14,067) (4,110) (34,495) (60,602) (8,821) (15,228) (3,831) (35,973) (63,853) (1) 246,499 6,509 5,218 17,585 275,811 275,395 16,557 10,933 42,349 345,234 Securities sold under repurchase agreements Government securities 200,499 344 1,720 17,553 220,116 232,776 2,856 7,353 38,752 281,737 Private securities 17,978 2,810 3,498 32 24,318 10,910 13,701 3,580 3,597 31,788 Foreign 28,022 3,355 - - 31,377 31,709 - - - 31,709 (2) 4,335 47,697 39,505 67,435 158,972 2,189 32,950 39,077 53,626 127,842 Proceeds of acceptances and securities issues (3) 6,368 65,182 6,259 7,462 85,271 6,304 45,668 11,541 11,840 75,353 Loans and onlending obligations (4) 251 6,594 11,794 53,745 72,384 154 2,658 6,264 52,453 61,529 Subordinated debt Derivative financial instruments - Net position 6,653 12,196 9,458 19,521 47,828 3,168 6,885 5,672 11,794 27,519 Swaps 326 5,218 8,349 19,034 32,927 923 3,018 4,687 10,888 19,516 Option 3,668 4,567 571 255 9,061 883 1,935 823 288 3,929 Forward (onshore) 753 1 - - 754 470 - - - 470 Other derivative financial instruments 1,906 2,410 538 232 5,086 892 1,932 162 618 3,604 Total financial liabilities 492,220 193,478 88,679 342,784 1,117,161 494,823 152,399 86,330 327,220 1,060,772 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. 12/31/2019 12/31/2018 Off balance commitments 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Total Total days days days days days days days days Financial Guarantees 1,286 19,447 9,359 36,628 66,720 1,305 17,314 5,509 41,977 66,105 Commitments to be released 125,664 22,818 7,064 149,876 305,422 110,909 25,977 5,796 130,161 272,843 Letters of credit to be released 15,013 - - - 15,013 10,747 - - - 10,747 Contractual commitments - Fixed and Intangible assets (Notes 13 and 14) - 273 - 273 - 405 273 - 678 Total 141,963 42,538 16,423 186,504 387,428 122,961 43,696 11,578 172,138 350,373 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.119Undiscounted future flows, except for derivatives which are fair value 12/31/2019 12/31/2018 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Financial liabilities Total Total days days days days days days days days Deposits 266,690 69,367 20,555 211,531 568,143 246,729 62,909 16,674 191,131 517,443 Demand deposits 82,306 - - - 82,306 72,581 - - - 72,581 Savings deposits 144,558 - - - 144,558 136,865 - - - 136,865 Time deposit 37,570 68,757 20,502 211,395 338,224 35,450 62,185 16,647 190,984 305,266 Interbank deposits 2,247 610 53 136 3,046 1,830 724 27 147 2,728 Other deposits - 9 - - 9 - 3 - - 3 Compulsory deposits (38,576) (14,067) (4,110) (34,495) (91,248) (39,116) (15,228) (3,831) (35,973) (94,148) Demand deposits (4,412) - - - (4,412) (5,600) - - - (5,600) Savings deposits (26,234) - - - (26,234) (24,695) - - - (24,695) Time deposit (7,930) (14,067) (4,110) (34,495) (60,602) (8,821) (15,228) (3,831) (35,973) (63,853) (1) 246,499 6,509 5,218 17,585 275,811 275,395 16,557 10,933 42,349 345,234 Securities sold under repurchase agreements Government securities 200,499 344 1,720 17,553 220,116 232,776 2,856 7,353 38,752 281,737 Private securities 17,978 2,810 3,498 32 24,318 10,910 13,701 3,580 3,597 31,788 Foreign 28,022 3,355 - - 31,377 31,709 - - - 31,709 (2) 4,335 47,697 39,505 67,435 158,972 2,189 32,950 39,077 53,626 127,842 Proceeds of acceptances and securities issues (3) 6,368 65,182 6,259 7,462 85,271 6,304 45,668 11,541 11,840 75,353 Loans and onlending obligations (4) 251 6,594 11,794 53,745 72,384 154 2,658 6,264 52,453 61,529 Subordinated debt Derivative financial instruments - Net position 6,653 12,196 9,458 19,521 47,828 3,168 6,885 5,672 11,794 27,519 Swaps 326 5,218 8,349 19,034 32,927 923 3,018 4,687 10,888 19,516 Option 3,668 4,567 571 255 9,061 883 1,935 823 288 3,929 Forward (onshore) 753 1 - - 754 470 - - - 470 Other derivative financial instruments 1,906 2,410 538 232 5,086 892 1,932 162 618 3,604 Total financial liabilities 492,220 193,478 88,679 342,784 1,117,161 494,823 152,399 86,330 327,220 1,060,772 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. 12/31/2019 12/31/2018 Off balance commitments 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Total Total days days days days days days days days Financial Guarantees 1,286 19,447 9,359 36,628 66,720 1,305 17,314 5,509 41,977 66,105 Commitments to be released 125,664 22,818 7,064 149,876 305,422 110,909 25,977 5,796 130,161 272,843 Letters of credit to be released 15,013 - - - 15,013 10,747 - - - 10,747 Contractual commitments - Fixed and Intangible assets (Notes 13 and 14) - 273 - 273 - 405 273 - 678 Total 141,963 42,538 16,423 186,504 387,428 122,961 43,696 11,578 172,138 350,373 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.119

c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and savings bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition of capital The Referential Equity (PR) used to monitor the compliance with the operating limits imposed by BACEN, is the sum of three items, namely: x Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments. x Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I. x Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital. Composition of Reference Equity 12/31/2019 12/31/2018 Stockholders’ equity attributable to controlling interests 131,987 131,757 Non-controlling interests 11,110 12,276 Change in interest in subsidiaries in a capital transaction 259 98 Consolidated Stockholders’ Equity (BACEN) 143,356 144,131 Common Equity Tier I Prudential Adjustments (26,028) (20,773) Common Equity Tier I 117,328 123,358 Instruments Eligible to Comprise Additional Tier I 11,266 7,701 Additional Tier I Prudential Adjustments 102 95 Additional Tier I Capital 11,368 7,796 Tier I (Common Equity Tier I + Additional Tier I Capital) 128,696 131,154 Instruments Eligible to Comprise Tier II 11,833 15,778 Tier II Prudential Adjustments 67 96 Tier II 11,900 15,874 Referential Equity (Tier I + Tier II) 140,596 147,028 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.120 c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and savings bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition of capital The Referential Equity (PR) used to monitor the compliance with the operating limits imposed by BACEN, is the sum of three items, namely: x Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments. x Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I. x Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital. Composition of Reference Equity 12/31/2019 12/31/2018 Stockholders’ equity attributable to controlling interests 131,987 131,757 Non-controlling interests 11,110 12,276 Change in interest in subsidiaries in a capital transaction 259 98 Consolidated Stockholders’ Equity (BACEN) 143,356 144,131 Common Equity Tier I Prudential Adjustments (26,028) (20,773) Common Equity Tier I 117,328 123,358 Instruments Eligible to Comprise Additional Tier I 11,266 7,701 Additional Tier I Prudential Adjustments 102 95 Additional Tier I Capital 11,368 7,796 Tier I (Common Equity Tier I + Additional Tier I Capital) 128,696 131,154 Instruments Eligible to Comprise Tier II 11,833 15,778 Tier II Prudential Adjustments 67 96 Tier II 11,900 15,874 Referential Equity (Tier I + Tier II) 140,596 147,028 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.120

Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of December 2019, totaling R$ 36,627 Account Principal amount balance Name of security / currency Issue Maturity Return p.a. (original currency) 12/31/2019 Subordinated financial bills - BRL 1 2012 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 49 6 2011 2021 109.25% to 110.5% of CDI 14 2,307 2012 2022 IPCA + 5.15% to 5.83% 4,994 20 IGPM + 4.63% 30 2,354 Total 5,089 Subordinated euronotes - USD 990 2010 2020 6.20% 4,041 1,000 2010 2021 5.75% 4,152 730 2011 2021 5.75% to 6.20% 2,952 550 2012 2021 6.20% 2,218 2,600 2012 2022 5.50% to 5.65% 10,673 1,851 2012 2023 5.13% 7,502 7,721 Total 31,538 Total 36,627 In November 2019, ITAÚ UNIBANCO HOLDING issued in the international market US$ 750 million in Subordinated Notes, equivalent to R$ 3,023 at December 31, 2019, and in the local market R$ 2,330 in Subordinated Financial Bills. There is a repurchase option for these subordinated debts as from 2024 and they are subject to approval by the Central Bank of Brazil for composition of Capital Tier II of ITAÚ UNIBANCO HOLDING, with an estimated increase of 0.6 p.p. in its Total Capital. II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation st As From January 1 , (1) 2018 2019 Common Equity Tier I 4.5% 4.5% Tier I 6.0% 6.0% Total Capital 8.625% 8.0% Additional Capital Buffers (ACP) 2.375% 3.5% Conservation 1.875% 2.5% (2) 0% 0% Countercyclical (3) 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.875% 8.0% Total Capital + ACP 11.0% 11.5% Prudential Adjustments Deductions 100% 100% st (1) Requirements in force as from January 1 , 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of an increase of countercyclical additional, the Countercyclical new percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Domestic Product Systemic (GDP). III - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.121Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of December 2019, totaling R$ 36,627 Account Principal amount balance Name of security / currency Issue Maturity Return p.a. (original currency) 12/31/2019 Subordinated financial bills - BRL 1 2012 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 49 6 2011 2021 109.25% to 110.5% of CDI 14 2,307 2012 2022 IPCA + 5.15% to 5.83% 4,994 20 IGPM + 4.63% 30 2,354 Total 5,089 Subordinated euronotes - USD 990 2010 2020 6.20% 4,041 1,000 2010 2021 5.75% 4,152 730 2011 2021 5.75% to 6.20% 2,952 550 2012 2021 6.20% 2,218 2,600 2012 2022 5.50% to 5.65% 10,673 1,851 2012 2023 5.13% 7,502 7,721 Total 31,538 Total 36,627 In November 2019, ITAÚ UNIBANCO HOLDING issued in the international market US$ 750 million in Subordinated Notes, equivalent to R$ 3,023 at December 31, 2019, and in the local market R$ 2,330 in Subordinated Financial Bills. There is a repurchase option for these subordinated debts as from 2024 and they are subject to approval by the Central Bank of Brazil for composition of Capital Tier II of ITAÚ UNIBANCO HOLDING, with an estimated increase of 0.6 p.p. in its Total Capital. II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation st As From January 1 , (1) 2018 2019 Common Equity Tier I 4.5% 4.5% Tier I 6.0% 6.0% Total Capital 8.625% 8.0% Additional Capital Buffers (ACP) 2.375% 3.5% Conservation 1.875% 2.5% (2) 0% 0% Countercyclical (3) 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.875% 8.0% Total Capital + ACP 11.0% 11.5% Prudential Adjustments Deductions 100% 100% st (1) Requirements in force as from January 1 , 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of an increase of countercyclical additional, the Countercyclical new percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Domestic Product Systemic (GDP). III - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.121

12/31/2019 12/31/2018 (1) Credit risk (RWA ) 784,730 714,969 CPAD (2) 25,002 30,270 Market risk (RWA ) MINT (3) Operating risk (RWAP ) 81,568 72,833 OPAD Total risk-weighted assets 891,300 818,072 (1) Portion related to exposures to credit risk, calculated using the standardized approach; (2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674; (3) Portion related to capital required for operational risk, calculated based on the standardized approach. The tables below present the breakdown of credit, market and operational risk weighted assets, respectively. a) Credit Risk Breakdown of Credit Risk Weighted by Credit Risk (RWA ) CPAD 12/31/2019 12/31/2018 Credit Risk Weighted Assets (RWA ) 784,730 714,969 CPAD Marketable securities 54,715 40,276 Loan Operations - Retail 139,522 124,356 Loan Operations - Non-Retail 274,324 256,958 Joint Liabilities - Retail 150 140 Joint Liabilities - Non-Retail 45,657 43,288 Loan Commitments - Retail 37,700 33,871 Loan Commitments - Non-Retail 11,138 10,673 Derivatives – Future potential gain 4,787 4,193 Intermediation 2,422 3,330 Other exposures 214,315 197,884 b) Market Risk 12/31/2019 12/31/2018 Market Risk Weighted Assets - Standard Aproach (RWA ) 28,328 37,838 MPAD Operations subject to interest rate variations 24,724 30,286 Fixed rate denominated in reais 5,273 2,026 Foreign exchange coupons 13,118 19,633 Price index coupon 6,333 8,627 Operations subject to commodity price variation 1,087 389 Operations subject to stock price variation 1,162 362 Operations subject to risk exposures in gold, foreign currency and foreign exchange 1,355 6,801 variation (*) Minimum Market Risk Weighted Assets - Standard Aproach (RWA ) (a) 22,663 30,270 MPAD Market Risk Weighted Assets calculated based on internal methodology (b) 25,002 22,871 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (3,327) (7,568) Market Risk Weighted Assets (RWA ) - maximum of (a) and (b) 25,002 30,270 MINT (*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. At 12/31/2019, RWA totaled R$ 25,002, which corresponds to 80% of RWA , higher than the capital calculated at internal MINT MPAD models, which totaled R$ 22,663. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.12212/31/2019 12/31/2018 (1) Credit risk (RWA ) 784,730 714,969 CPAD (2) 25,002 30,270 Market risk (RWA ) MINT (3) Operating risk (RWAP ) 81,568 72,833 OPAD Total risk-weighted assets 891,300 818,072 (1) Portion related to exposures to credit risk, calculated using the standardized approach; (2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674; (3) Portion related to capital required for operational risk, calculated based on the standardized approach. The tables below present the breakdown of credit, market and operational risk weighted assets, respectively. a) Credit Risk Breakdown of Credit Risk Weighted by Credit Risk (RWA ) CPAD 12/31/2019 12/31/2018 Credit Risk Weighted Assets (RWA ) 784,730 714,969 CPAD Marketable securities 54,715 40,276 Loan Operations - Retail 139,522 124,356 Loan Operations - Non-Retail 274,324 256,958 Joint Liabilities - Retail 150 140 Joint Liabilities - Non-Retail 45,657 43,288 Loan Commitments - Retail 37,700 33,871 Loan Commitments - Non-Retail 11,138 10,673 Derivatives – Future potential gain 4,787 4,193 Intermediation 2,422 3,330 Other exposures 214,315 197,884 b) Market Risk 12/31/2019 12/31/2018 Market Risk Weighted Assets - Standard Aproach (RWA ) 28,328 37,838 MPAD Operations subject to interest rate variations 24,724 30,286 Fixed rate denominated in reais 5,273 2,026 Foreign exchange coupons 13,118 19,633 Price index coupon 6,333 8,627 Operations subject to commodity price variation 1,087 389 Operations subject to stock price variation 1,162 362 Operations subject to risk exposures in gold, foreign currency and foreign exchange 1,355 6,801 variation (*) Minimum Market Risk Weighted Assets - Standard Aproach (RWA ) (a) 22,663 30,270 MPAD Market Risk Weighted Assets calculated based on internal methodology (b) 25,002 22,871 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (3,327) (7,568) Market Risk Weighted Assets (RWA ) - maximum of (a) and (b) 25,002 30,270 MINT (*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. At 12/31/2019, RWA totaled R$ 25,002, which corresponds to 80% of RWA , higher than the capital calculated at internal MINT MPAD models, which totaled R$ 22,663. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.122

c) Operational Risk 12/31/2019 12/31/2018 Operating Risk-Weighted Assets (RWA ) OPAD 81,568 72,833 Retail 14,005 12,822 Commercial 27,536 26,214 Corporate finance 2,746 2,697 Negotiation and sales 15,430 11,736 Payments and settlement 8,802 8,282 Financial agent services 4,641 4,343 Asset management 8,101 6,715 Retail brokerage 307 24 IV - Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP – which was dated December 2018 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. The Basel Ratio reached 15.8% as at December 31, 2019, 2.2 p.p. lower than at December 31, 2018, mainly due to the provision for interest on own capital and dividends, and increase in risk-weighted assets. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 69,292 million, well above the ACP of R$ 31,195 million and generously covered by available capital. 12/31/2019 12/31/2018 Amount Ratio Amount Ratio Required Current Required Current Required Current Required Current Common Equity Tier I 40,108 117,328 4.5% 13.2% 36,813 123,358 4.5% 15.1% Additional Tier I Capital - 11,368 - - - 7,796 - - Tier I (Common Equity Tier I + Additional Tier I Capital) 53,478 128,696 6.0% 14.4% 49,084 131,154 6.0% 16.0% Tier II - 11,900 - - - 15,874 - - Referential Equity (Tier I + Tier II) 71,304 140,596 8.0% 15.8% 70,559 147,028 8.625% 18.0% Amount Required for Additional Capital Buffers (ACP) 31,195 3.5% 19,429 2.375% The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 12/31/2019 , fixed assets ratio reached 27.9%, showing a surplus of R$ 31,104. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores “Reports”/ Pillar 3 and Global Systemically Important Banks. V – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.123 c) Operational Risk 12/31/2019 12/31/2018 Operating Risk-Weighted Assets (RWA ) OPAD 81,568 72,833 Retail 14,005 12,822 Commercial 27,536 26,214 Corporate finance 2,746 2,697 Negotiation and sales 15,430 11,736 Payments and settlement 8,802 8,282 Financial agent services 4,641 4,343 Asset management 8,101 6,715 Retail brokerage 307 24 IV - Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP – which was dated December 2018 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. The Basel Ratio reached 15.8% as at December 31, 2019, 2.2 p.p. lower than at December 31, 2018, mainly due to the provision for interest on own capital and dividends, and increase in risk-weighted assets. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 69,292 million, well above the ACP of R$ 31,195 million and generously covered by available capital. 12/31/2019 12/31/2018 Amount Ratio Amount Ratio Required Current Required Current Required Current Required Current Common Equity Tier I 40,108 117,328 4.5% 13.2% 36,813 123,358 4.5% 15.1% Additional Tier I Capital - 11,368 - - - 7,796 - - Tier I (Common Equity Tier I + Additional Tier I Capital) 53,478 128,696 6.0% 14.4% 49,084 131,154 6.0% 16.0% Tier II - 11,900 - - - 15,874 - - Referential Equity (Tier I + Tier II) 71,304 140,596 8.0% 15.8% 70,559 147,028 8.625% 18.0% Amount Required for Additional Capital Buffers (ACP) 31,195 3.5% 19,429 2.375% The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 12/31/2019 , fixed assets ratio reached 27.9%, showing a surplus of R$ 31,104. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores “Reports”/ Pillar 3 and Global Systemically Important Banks. V – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.123

VI - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 with a view to assessing its solvency in plausible scenarios of a systemic crisis, and identifying areas that are more susceptible to the impact of stress and can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined according to their importance to the bank’s results, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (e.g. GDP, benchmark interest rate and inflation) and of the credit market (such as fundraising, loans, default rate, spread and fees) for these scenarios are based on external shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet, which in turn influence the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels and its business would be unaffected. This information allows potential risk factors to be identified in business, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plans and capitalization products are properly monitored and reported to the appropriate bodies. The management process of insurance, pension plans and capitalization risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.124 VI - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 with a view to assessing its solvency in plausible scenarios of a systemic crisis, and identifying areas that are more susceptible to the impact of stress and can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined according to their importance to the bank’s results, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (e.g. GDP, benchmark interest rate and inflation) and of the credit market (such as fundraising, loans, default rate, spread and fees) for these scenarios are based on external shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet, which in turn influence the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels and its business would be unaffected. This information allows potential risk factors to be identified in business, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plans and capitalization products are properly monitored and reported to the appropriate bodies. The management process of insurance, pension plans and capitalization risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.124

II – Risks of Insurance and Private Pensions ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation. Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral. x Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance). x Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk x Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries. a) Effect of changes on actuarial assumptions To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: (1) Impact in Results and Stockholders’ Equity (2) 12/31/2019 12/31/2018 Sensitivity Test Private Pension Insurance Private Pension Insurance Mortality Rates 5% increase 25 - 15 (1) 5% decrease (37) (1) (16) (1) Risk-free Interest Rates 0.1% increase 61 12 30 8 0.1% decrease (63) (12) (44) (8) Conversion in Income Rates 5% increase 20 - (14) - 5% decrease (21) - 14 - Claims 5% increase - (47) - (37) 5% decrease - 47 - 37 (1) Amounts net of tax effects. (2) The amounts shown in the tables express the position at 12/31/2019, since the actuarial calculations are made on a half-yearly basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.125 II – Risks of Insurance and Private Pensions ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation. Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral. x Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance). x Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk x Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries. a) Effect of changes on actuarial assumptions To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: (1) Impact in Results and Stockholders’ Equity (2) 12/31/2019 12/31/2018 Sensitivity Test Private Pension Insurance Private Pension Insurance Mortality Rates 5% increase 25 - 15 (1) 5% decrease (37) (1) (16) (1) Risk-free Interest Rates 0.1% increase 61 12 30 8 0.1% decrease (63) (12) (44) (8) Conversion in Income Rates 5% increase 20 - (14) - 5% decrease (21) - 14 - Claims 5% increase - (47) - (37) 5% decrease - 47 - 37 (1) Amounts net of tax effects. (2) The amounts shown in the tables express the position at 12/31/2019, since the actuarial calculations are made on a half-yearly basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.125

b) Risk concentration For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels. At December 31, 2017, the production of mandatory personal injury caused by motor vehicle (DPVAT) arises from interests that ITAÚ UNIBANCO HOLDING’s insurance companies hold in Seguradora Líder dos Consórcios de DPVAT S.A. 01/01 to 12/31/2019 01/01 to 12/31/2018 01/01 to 12/31/2017 Insurance Retained Retention Insurance Retained Retention Insurance Retained Retention premiums premium (%) premiums premium (%) premiums premium (%) Property and casualty Mandatory personal injury caused by motor vehicle - - 0.0 - - 0.0 24 24 100.0 Individuals Group accident insurance 867 867 100.0 690 689 99.9 667 666 99.8 Individual accident 222 222 100.0 275 280 101.8 290 289 99.8 Credit life 948 946 99.8 881 879 99.8 623 621 99.7 Group life 948 947 99.9 934 937 100.3 1,001 990 98.9 III) Market, credit and liquidity risk a) Market risk Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency. 0 12/31/2019 12/31/2018 Class Account Account DV01 DV01 balance balance Government securities National Treasury Notes (NTN-C) 5,495 (2.57) 5,096 (2.52) National Treasury Notes (NTN-B) 8,675 (9.42) 6,069 (7.77) Chile Government securities (BTU) 152 (0.04) 179 (0.08) Chile Government securities (PDBC) - - 77 (0.02) Private securities Indexed to IPCA 83 (0.01) 130 (0.03) Indexed to PRE 142 (0.01) 4 - Indexed to CLP 79 - 128 - Indexed to CLF 6 - 10 - Indexed to DOLLAR - - 2 - Shares 6 - Post-fixed assets 2,297 - 2,043 - Under agreements to resell 777 - 3,277 - Total 17,712 17,015 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.126 b) Risk concentration For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels. At December 31, 2017, the production of mandatory personal injury caused by motor vehicle (DPVAT) arises from interests that ITAÚ UNIBANCO HOLDING’s insurance companies hold in Seguradora Líder dos Consórcios de DPVAT S.A. 01/01 to 12/31/2019 01/01 to 12/31/2018 01/01 to 12/31/2017 Insurance Retained Retention Insurance Retained Retention Insurance Retained Retention premiums premium (%) premiums premium (%) premiums premium (%) Property and casualty Mandatory personal injury caused by motor vehicle - - 0.0 - - 0.0 24 24 100.0 Individuals Group accident insurance 867 867 100.0 690 689 99.9 667 666 99.8 Individual accident 222 222 100.0 275 280 101.8 290 289 99.8 Credit life 948 946 99.8 881 879 99.8 623 621 99.7 Group life 948 947 99.9 934 937 100.3 1,001 990 98.9 III) Market, credit and liquidity risk a) Market risk Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency. 0 12/31/2019 12/31/2018 Class Account Account DV01 DV01 balance balance Government securities National Treasury Notes (NTN-C) 5,495 (2.57) 5,096 (2.52) National Treasury Notes (NTN-B) 8,675 (9.42) 6,069 (7.77) Chile Government securities (BTU) 152 (0.04) 179 (0.08) Chile Government securities (PDBC) - - 77 (0.02) Private securities Indexed to IPCA 83 (0.01) 130 (0.03) Indexed to PRE 142 (0.01) 4 - Indexed to CLP 79 - 128 - Indexed to CLF 6 - 10 - Indexed to DOLLAR - - 2 - Shares 6 - Post-fixed assets 2,297 - 2,043 - Under agreements to resell 777 - 3,277 - Total 17,712 17,015 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.126

b) Liquidity Risk Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. Liabilities Assets 12/31/2019 12/31/2018 Liabilities Liabilities Assets Liabilities Liabilities Assets (1) (2) (2) (1) (2) (2) amounts DU DU amounts DU DU Insurance operations Backing asset Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,343 59.1 22.9 2,111 56.7 12.6 IBNR, PDR e PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 875 49.9 29.0 927 48.0 18.5 7.9 22.9 14.9 12.5 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB, LF and debentures 13 13 Mathematical reserve for benefits to be granted and benefits granted LFT, repurchase agreements, NTN-B, NTN-C, debentures 205 16.9 2.6 194 19.7 2.3 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 2 222.4 22.9 2 218.0 12.5 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 250 6.9 104.5 562 99.2 32.3 Subtotal Subtotal 3,688 3,809 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 89 126.2 82.6 98 128.4 75.9 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 13 11.1 20.8 13 15.4 11.0 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 48 11.1 20.8 43 15.4 11.0 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures 22 11.1 20.8 25 15.4 11.0 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 318 11.1 20.8 297 15.4 11.0 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 2,781 126.2 82.8 2,808 120.4 71.4 Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and (3) debentures 204,392 180.6 57.0 187,908 182.0 28.2 5,099 199.8 110.1 91.7 Mathematical reserve for benefits to be granted – traditional LFT, repurchase agreements, NTN-B, NTN-C, debentures 4,633 209.0 Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 1,273 199.7 110.1 948 165.5 91.7 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 611 199.8 110.1 605 208.8 91.5 214,646 Subtotal Subtotal 197,378 218,334 Total technical reserves Total backing assets 201,187 (1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance. (2) DU = Duration in months. (3) Excluding PGBL / VGBL reserves allocated in variable income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.127b) Liquidity Risk Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. Liabilities Assets 12/31/2019 12/31/2018 Liabilities Liabilities Assets Liabilities Liabilities Assets (1) (2) (2) (1) (2) (2) amounts DU DU amounts DU DU Insurance operations Backing asset Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,343 59.1 22.9 2,111 56.7 12.6 IBNR, PDR e PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 875 49.9 29.0 927 48.0 18.5 7.9 22.9 14.9 12.5 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB, LF and debentures 13 13 Mathematical reserve for benefits to be granted and benefits granted LFT, repurchase agreements, NTN-B, NTN-C, debentures 205 16.9 2.6 194 19.7 2.3 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 2 222.4 22.9 2 218.0 12.5 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 250 6.9 104.5 562 99.2 32.3 Subtotal Subtotal 3,688 3,809 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 89 126.2 82.6 98 128.4 75.9 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 13 11.1 20.8 13 15.4 11.0 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 48 11.1 20.8 43 15.4 11.0 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures 22 11.1 20.8 25 15.4 11.0 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 318 11.1 20.8 297 15.4 11.0 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 2,781 126.2 82.8 2,808 120.4 71.4 Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and (3) debentures 204,392 180.6 57.0 187,908 182.0 28.2 5,099 199.8 110.1 91.7 Mathematical reserve for benefits to be granted – traditional LFT, repurchase agreements, NTN-B, NTN-C, debentures 4,633 209.0 Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 1,273 199.7 110.1 948 165.5 91.7 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 611 199.8 110.1 605 208.8 91.5 214,646 Subtotal Subtotal 197,378 218,334 Total technical reserves Total backing assets 201,187 (1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance. (2) DU = Duration in months. (3) Excluding PGBL / VGBL reserves allocated in variable income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.127

c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING’s subsidiaries to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 86.02% (78.13% at 12/31/2018). - Private Pension Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance with 30%, and IRB Brasil Resseguros with 30% (same percentage (%) as in 12/31/2018) II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations. III - Risk level of financial assets The table below shows insurance financial assets, individually evaluated, classified by rating: 12/31/2019 Financial Assets at Amortized Cost Financial assets at fair Interbank deposits and securities value through profit or Total Internal rating purchased under agreements to Securities loss (*) resell Low 3,027 31,342 197,940 232,309 Medium - - 2 2 High - - - - Total 3,027 31,342 197,942 232,311% 1.3 13.5 85.2 100.0 (*) Includes Derivatives in the amount of R$ 960. 12/31/2018 Financial Assets at Amortized Cost Financial assets at fair Interbank deposits and securities value through profit or Total Internal rating purchased under agreements to Securities loss (*) resell Low 8,247 28,969 179,311 216,527 Medium - - 2 2 High - - - - Total 8,247 28,969 179,313 216,529% 3.8 13.4 82.8 100.0 (*) Includes Derivatives in the amount of R$ 449. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.128 c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING’s subsidiaries to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 86.02% (78.13% at 12/31/2018). - Private Pension Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance with 30%, and IRB Brasil Resseguros with 30% (same percentage (%) as in 12/31/2018) II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations. III - Risk level of financial assets The table below shows insurance financial assets, individually evaluated, classified by rating: 12/31/2019 Financial Assets at Amortized Cost Financial assets at fair Interbank deposits and securities value through profit or Total Internal rating purchased under agreements to Securities loss (*) resell Low 3,027 31,342 197,940 232,309 Medium - - 2 2 High - - - - Total 3,027 31,342 197,942 232,311% 1.3 13.5 85.2 100.0 (*) Includes Derivatives in the amount of R$ 960. 12/31/2018 Financial Assets at Amortized Cost Financial assets at fair Interbank deposits and securities value through profit or Total Internal rating purchased under agreements to Securities loss (*) resell Low 8,247 28,969 179,311 216,527 Medium - - 2 2 High - - - - Total 8,247 28,969 179,313 216,529% 3.8 13.4 82.8 100.0 (*) Includes Derivatives in the amount of R$ 449. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.128

Note 33 – Supplementary information Constitutional Amendment (EC) nº 103/2019 Approved by the National Congress in October 2019 and enacted in November 2019, it provides for the social security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from its effective date. The effects of tax credits are reflected in Note 24 – Taxes. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 51% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. The effective acquisitions and financial settlements will occur after the required regulatory approvals. Note 34 – Subsequent Event Issue of Senior Notes In January 2020, ITAÚ UNIBANCO HOLDING priced the issue of senior notes with maturity in January 2023 in the amount of US$ 1 billion at the fixed rate of 2.90% and senior notes with maturity in January 2025 in the amount of US$ 500 million at the fixed rate of 3.25%. The Issue is neither subject to registration rules with the Securities Exchange Commission (SEC), in the United States, nor to registration with the Brazilian Securities Commission (CVM), in Brazil, in compliance with applicable law and regulations. The Notes were offered only to qualified institutional investors and to non-American investors outside the territory of the United States of America. ITAÚ UNIBANCO HOLDING will use the funds raised by the Notes for general corporate purposes. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.129 Note 33 – Supplementary information Constitutional Amendment (EC) nº 103/2019 Approved by the National Congress in October 2019 and enacted in November 2019, it provides for the social security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from its effective date. The effects of tax credits are reflected in Note 24 – Taxes. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 51% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. The effective acquisitions and financial settlements will occur after the required regulatory approvals. Note 34 – Subsequent Event Issue of Senior Notes In January 2020, ITAÚ UNIBANCO HOLDING priced the issue of senior notes with maturity in January 2023 in the amount of US$ 1 billion at the fixed rate of 2.90% and senior notes with maturity in January 2025 in the amount of US$ 500 million at the fixed rate of 3.25%. The Issue is neither subject to registration rules with the Securities Exchange Commission (SEC), in the United States, nor to registration with the Brazilian Securities Commission (CVM), in Brazil, in compliance with applicable law and regulations. The Notes were offered only to qualified institutional investors and to non-American investors outside the territory of the United States of America. ITAÚ UNIBANCO HOLDING will use the funds raised by the Notes for general corporate purposes. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.129